Form 20-F
period 2005-12-31
ADHEREX TECHNOLOGIES INC
filed 2006-03-31
CIK 1211583

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD

COMMISSION FILE NUMBER: 001-32295

ADHEREX TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

4620 Creekstone Drive, Suite 200

Research Triangle Park

Durham, North Carolina 27703

(Address of principal executive offices)

Securities registered or to be registered to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The American Stock Exchange

Securities registered or to be registered to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 42,628,933

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Securities Exchange Act. (check one):

Large Accelerated Filer  ☐     Accelerated Filer  ☐    Non-Accelerated Filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).    Yes  ☐    No  ☒

BASIS OF PRESENTATION

The year covered by this Annual Report for the period ended December 31, 2005 represents the first full year since we changed our year end to December 31 from June 30. Prior to this filing, our most recent Annual Report on Form 20-F was filed on March 31, 2005 and covered the six-month fiscal transition 2004 period ended December 31, 2004. In this report, we may refer to the 12-month period ended December 31, 2005 as “Fiscal 2005”; the six-month period ended December 31, 2004 as the “six-month fiscal transition 2004”; the 12-month period ended June 30, 2004 as “Fiscal 2004”; the 12-month period ended June 30, 2003 as “Fiscal 2003” and the 12-month period ended June 30, 2002 as “Fiscal 2002”.

Unless otherwise indicated, all references in this Annual Report to the “Company,” “Adherex,” “we,” “us,” “our” or similar terms refer to Adherex Technologies Inc., together with its subsidiaries.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”) in Canada. This Annual Report on Form 20-F contains a reconciliation to generally accepted accounting principles in the United States (“U.S.”).

As the majority of our operations are now denominated in U.S. dollars, effective January 1, 2005, our functional currency is the U.S. dollar. Concurrent with the change in functional currency, the Company elected to change our reporting currency to the U.S. dollar, therefore, when we refer to “dollars,” or “$,” we refer to U.S. dollars, the legal currency of the United States. Unless otherwise indicated, all amounts are in U.S. dollars.

When we refer to our common stock or common shares in this document, we are referring to the Common Shares of the Company.

The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: ADHEREX™ and EXHERIN™. All other product names referred to in this document are the property of their respective owners.

TECHNICAL GLOSSARY

In this Annual Report, unless the context otherwise requires, the following words and phrases have the meanings set forth below:

ADH-1 (Exherin™)	A small peptide molecule that selectively targets the adhesion of certain cells possessing the N-cadherin protein.

Angiolytic	Any drug or agent that is capable of disrupting or breaking up established blood vessels.

Anti-angiogenic	Any drug or agent that is capable of inhibiting the growth of new blood vessels.

Anti-tumor activity	Measurable evidence that a drug is affecting the growth, counteracting or preventing the formation of malignant tumors.

Apoptosis	One mechanism of causing cell death, also known as programmed cell death, and a potential mechanism for anti-tumor activity.

Cadherins	A family of proteins generally located at the surface of cells that bind identical molecules on neighboring cells resulting in the process known as cell adhesion.

Cadherin Antagonist	A substance that inhibits the binding or other functions of cadherin molecules.

Cancer	A heterogeneous group of diseases characterized by the uncontrolled or aberrant growth of cells. In addition to the uncontrolled growth of tumor cells, these cells are able to invade and colonize other sites in the body and thus by definition, these tumors are malignant.

Cell Adhesion	The physiological process whereby cells adhere to one another to form tissues or other aggregates, also called cell-to-cell adhesion.

Chemoenhancers	Agents that enhance the effectiveness and tumor killing properties of chemotherapeutic agents.

Chemoprotectants	Agents that protect against the side effects of chemotherapies.

Chemotherapy	Treatment of cancer with chemical agents.

Clinical Trial Application (CTA)	A regulatory application required by Health Canada before a clinical trial in humans can proceed.

Dihydropyrimidine dehydrogenase (DPD)	The rate limiting enzyme involved in the catabolism of pyrimidines like thymidine and uracil, and is the main enzyme involved in the degradation of structurally-related compounds like 5-Fluorouracil (5-FU).

Eniluracil	An oral dihydropyrimidine dehydrogenase (DPD) inhibitor, previously under development by GlaxoSmithKline for oncology indications in Phase III studies and now in-licensed to Adherex.

5-flurouracil (5-FU)	5-FU is part of a group of chemotherapy drugs known as the anti- metabolites. Anti- metabolites are similar to normal body molecules, but they are slightly different in structure. These differences mean that anti-metabolites stop cells working properly instead of helping them. Anti-metabolites often stop cells making and repairing DNA. Cancer cells need to make and repair DNA in order to grow and multiply. Anti-metabolites also stop normal cells working properly, which results in side effects.

Food and Drug Administration (FDA)	The U.S. agency responsible for regulation of pharmaceutical, biotechnology and food products.

Good Laboratory Practices (GLP)	A set of principles that provide a framework within which laboratory studies are planned, performed, monitored, recorded, reported and archived. GLP help assure regulatory authorities that data submitted are a true reflection of the results obtained during a particular study and can, therefore, be relied upon when making risk/safety assessments.

Good Manufacturing Practices (GMP)	That part of quality assurance designed to ensure that medicinal products are consistently produced and controlled to the quality standards appropriate to their intended use and as required by their marketing authorization or product specification. GMP relates to both production and quality control.

Health Canada’s Therapeutic Products Directorate (TPD)	The Government of Canada agency charged with overseeing the development and marketing of drugs in Canada.

Investigational New Drug Submission (IND)	Documentation filed with U.S. government agencies responsible for evaluating and licensing pharmaceutical drugs. This documentation is necessary for the initiation of clinical trials.

Molecularly targeted therapy	Substances that kill cancer cells by targeting key molecules involved in cancer cell metabolism, growth or survival.

Mesna

2-mercaptoethanesulfonic acid sodium salt administered with ifosfamide and cyclophosphamide. Mesna, a chemoenhancer, is a compound that has displayed anti-cancer activity by reducing the resistance of cancer cells to certain chemotherapeutic agents.

NAC	N-Acteylcysteine, an agent currently used to break up, destroy or dissolve mucin or mucus and to treat acetaminophen poisoning. NAC is being developed by Adherex as a chemoprotectant.

New Drug Application (NDA)	A submission made to the FDA for marketing authorization.

Necrosis	One mechanism of causing cell death through injury or disease.

New Drug Submission (NDS)	A submission made to the TPD for marketing authorization.

Oncology	The study and treatment of cancer and tumors.

Orphan Drug Designation	A category created by the FDA for medications used to treat diseases that occur rarely (less than 200,000 cases annually in the United States) or where there is no hope for recovery of development costs. Orphan Drug Designation gives the recipient specific financial incentives. Orphan Drug Designations are controlled by the FDA’s Office of Orphan Products Development.

Ototoxicity	Toxicity to the auditory systems that results in hearing loss or vestibular damage.

Patent Cooperation Treaty (PCT)	An international patent treaty, of which Canada and the United States are signatories, whereby a single international patent application can be filed in the applicant’s or inventor’s home country for possible protection of intellectual property in over 100 PCT member countries.

Pharmacodynamics	The effect a drug has on its target.

Pharmacokinetics	The way a drug is distributed, metabolized and excreted from the body after dosing.

Phase I Clinical Trials	Clinical trials to evaluate a drug’s safety, tolerability and pharmacokinetics that typically take approximately one year to complete and are usually conducted on a small number of healthy human subjects.

Phase Ib/II Clinical Trials	Clinical trials that combine aspects of both Phase I and Phase II clinical trials and which are designed to estimate the effectiveness of a new treatment in a select subgroup of patients, which display a specific tumor phenotype, with particular attention to safety and efficacy at differing dosage levels. As used in this document, it refers to clinical trials conducted in patients with a specific tumor molecular phenotype in which the relative effectiveness of the drug at several dosage levels will be evaluated. The trial design combines aspects of classical Phase I trials in that several dosages and schedules will be evaluated and aspects of classical Phase II trials in which larger numbers of a particular patient and tumor phenotype are studied to provide an estimate of the magnitude of effectiveness of a treatment.

Phase II Clinical Trials	Clinical trials that are conducted to provide an estimate of the magnitude of effectiveness of a treatment, and typically take one to two years to complete and are carried out on a relatively small number of patients (generally between 14 and 50 patients) in a specific setting of targeted disease or medical condition.

Phase III Clinical Trials	Randomized clinical trials that compare two or more treatment programs that typically take two to four, or even more years, to complete and involve tests on a large population of patients suffering from the targeted condition or disease. These studies are generally required to establish the drug’s clinical safety and effectiveness.

Platinum-based	Containing platinum, which is important for the pharmacological action of the drug.

Redox Clamping	Maintaining oxygen levels (reduction-oxidation potential) within a certain range.

Redox State	The state of oxygen levels of cells (the oxygen reduction potential).

STS	Sodium thiosulfate, an antidote agent currently used in cyanide poisoning in conjunction with sodium nitrite. STS is being developed by Adherex as a chemoprotectant.

Thrombocytopenia	A reduction of the important blood cells called platelets that can be caused by various anti-cancer therapies. Platelets are important in maintaining normal blood clotting potential.

Toxicology	The scientific determination of the relationship between the quantity of a substance and adverse side effects.

Tumor	An abnormal growth of tissue whether benign or malignant.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected consolidated financial data

The following tables set forth the selected consolidated financial data of the Company for the twelve-month period ended December 31, 2005, the six-month fiscal transition 2004 and the twelve-month periods ended June 30, 2004, 2003, 2002 and 2001. We derived the data from our consolidated financial statements, which were audited by our independent auditor. You should read this data in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes thereto included in this Annual Report.

Our consolidated financial statements included in this Annual Report under Item 18, “Financial Statements” have been prepared in accordance with GAAP in Canada. A reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) is included in Note 20 to our audited consolidated financial statements. All amounts are expressed in U.S. dollars.

Exchange Rates

We publish our consolidated financial statements in U.S. dollars. Unless otherwise indicated, all dollar amounts herein are stated in U.S. dollars. The following table illustrates the rate of exchange for Canadian dollars per U.S. $1.00 in effect at the end of the following periods and the average rate of exchange based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for custom purposes by the Federal Reserve Bank of New York. The yearly averages of the noon buying rates for Canadian dollars were calculated using the average noon buying rate on the last business day of each month during the relevant period.

Average rate
(CAD$ per U.S.$1.00)
For the twelve-month period ended December 31:
December 31, 2005	1.2115
For the six-month period ended December 31, 2004:
December 31, 2004	1.2646

For the twelve-month period ended June 30:
June 30, 2004	1.3440
June 30, 2003	1.5106
June 30, 2002	1.5686
June 30, 2001	1.5195
June 30, 2000	1.4735

Monthly Exchange Rates

	High	Low
	(CAD$ per U.S. $1.00)
September 2005	1.1880	1.1607
October 2005	1.1887	1.1657
November 2005	1.1960	1.1656
December 2005	1.1736	1.1507
January 2006	1.1726	1.1436
February 2006	1.1577	1.1379

Selected Canadian GAAP Consolidated Statements of Operations

U.S. Dollars

(In thousands, except per share data)

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,

			2004	2003	2002	2001
Revenue	$—	$—	$—	$—	$—	$—
Research and development expense	12,441	3,443	3,561	2,745	2,762	1,637
General and administration expense	3,182	2,727	3,481	1,996	1,145	1,040
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265	—	—

Total operating expenses	(18,346)	(7,404)	(9,365)	(6,006)	(3,907)	(2,677)
Loss on impairment of intellectual property	(3,539)	—	—	—	—	—
Settlement of Cadherin Biomedical Inc. litigation	—	(1,283)	—	—	—	—
Other income	—	—	—	—	98	—
Interest income	361	171	162	72	213	194
Interest expense	(11)	—	(331)	(11)	—	—

Loss before income taxes	(21,535)	(8,516)	(9,534)	(5,945)	(3,596)	(2,483)
Recovery of future income taxes	2,290	451	849	462	—	—

Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)	$(3,596)	$(2,483)

Net loss per share of common stock, basic and diluted	$(0.49)	$(0.22)	$(0.36)	$(0.42)	$(0.45)	$(0.49)

Weighted average number of shares of common stock outstanding, basic and diluted	39,276	35,989	24,233	12,920	8,033	5,098

Selected U.S. GAAP Consolidated Statements of Operations

U.S. Dollars

(In thousands, except per share data)

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,

			2004	2003	2002
Revenue	$—	$—	$—	$—	$—
Research and development expense	11,678	3,448	3,691	2,992	2,908
In-process research and development expense	—	—	—	13,094	—
General and administration	2,543	2,290	3,486	2,023	1,282

Total operating expenses	(14,221)	(5,738)	(7,177)	(18,109)	(4,190)
Settlement of Cadherin Biomedical Inc. litigation	—	(1,283)	—	—	—
Other income	—	—	—	—	98
Interest income	361	171	162	72	213
Interest expense	(11)	—	—	(5)	—

Loss before income taxes	(13,871)	(6,850)	(7,015)	(18,042)	(3,879)
Recovery of current income taxes	—	166	130	247	147

Net loss in accordance with U.S. GAAP	$(13,871)	$(6,684)	$(6,885)	$(17,795)	$(3,732)

Net loss per share of common stock, basic and diluted	$(0.35)	$(0.19)	$(0.28)	$(1.38)	$(0.47)

Weighted average number of shares of common stock outstanding, basic and diluted	39,276	35,989	24,233	12,920	8,033

Selected Canadian GAAP Consolidated Balance Sheet Data

U.S. Dollars

(In thousands)

	December 31, 2005	December 31, 2004	June 30,

			2004	2003	2002
Cash, cash equivalents and short-term investments	$13,144	$17,548	$20,701	$2,360	$5,765
Working capital	10,735	16,133	20,091	2,231	5,482
Acquired intellectual property rights	14,154	20,415	19,496	21,583	—
Total assets	28,445	38,989	41,509	25,502	6,807
Future income taxes	5,174	7,463	7,126	7,889	—
Liability component of convertible notes	—	—	—	1,174	—
Common stock	41,268	34,324	33,565	16,688	15,096
Contributed surplus	25,338	22,587	20,258	11,147	—
Accumulated deficit	(52,399)	(33,154)	(23,403)	(14,718)	(9,077)
Shareholders’ equity	$20,057	$29,607	$32,824	$15,217	$6,072
Number of shares of common stock outstanding	42,629	36,535	35,891	16,069	8,033

Selected U.S. GAAP Consolidated Balance Sheet Data

U.S. Dollars

(In thousands)

The following consolidated balance sheet items, as presented under U.S. GAAP:

	December 31, 2005	December 31, 2004	June 30,

			2004	2003	2002
Cash, cash equivalents and short-term investments	$13,144	$17,548	$20,701	$2,360	$5,765
Working capital	10,735	16,132	20,091	2,231	5,482
Total assets	14,291	18,573	22,014	3,919	6,807
Convertible notes	—	—	—	—	—
Common stock	41,306	34,362	33,603	16,726	15,134
Additional paid in-capital	23,110	21,760	21,117	11,147	—
Accumulated deficit	(54,582)	(40,711)	(34,117)	(27,244)	(9,292)
Shareholders’ equity	$11,077	$16,654	$20,454	$699	$6,072
Number of shares of common stock outstanding	42,629	36,535	35,891	16,069	8,033

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

An investment in our common stock should be considered highly speculative. In addition to the other information in this Annual Report, you should carefully consider the following factors when evaluating the Company and our business.

Risks Related to Our Business

We have a history of significant losses and have had no revenues to date through the sale of products. If we do not generate significant revenues, we will not achieve profitability.

To date, we have been engaged primarily in research and development activities. We have had no revenues to date through the sale of products, and we do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or current or future collaborations provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. We have incurred significant operating losses every year since our inception on September 3, 1996. We experienced net losses of approximately $19.2 million for the fiscal year ended December 31, 2005. As of December 31, 2005, we had an accumulated deficit of approximately $52.4 million. We anticipate incurring substantial additional losses over the next several years due to the need to expend substantial amounts on our continuing clinical trials, anticipated research and development activities and general and administrative expenses in support of the Company, among other factors. We have not commercially introduced any product and our product candidates are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our product candidates and to license or otherwise market our product candidates successfully. We may never achieve or sustain profitability on an ongoing basis.

Our product candidates are at an early stage of development. Due to the long, expensive and unpredictable drug development process, we might not ever successfully develop and commercialize any of our product candidates.

In order to achieve profitable operations, we, alone or in collaboration with others, must successfully develop, manufacture, introduce and market our product candidates. The time necessary to achieve market success for any individual product is long and uncertain. Our product candidates and research programs are in the early stage of clinical development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our product candidates, we are subject to risks of failure that are inherent in the development of therapeutic products and procedures based on innovative technologies. For example, our product candidates might be ineffective or toxic, or otherwise might fail to receive necessary regulatory clearances. The results of preclinical and initial clinical trials are not necessarily predictive of future results. Our product candidates might not be economical to manufacture or market or might not achieve market acceptance. Also third parties might hold proprietary rights that preclude us from marketing our product candidates or others might market superior or equivalent products.

We must conduct human clinical trials to assess our product candidates. If these trials are delayed or are unsuccessful, our development costs will significantly increase and our business prospects will suffer.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate, through preclinical studies with animals and clinical trials with humans, that our product candidates are safe and effective for use in each target indication. To date, we have performed only limited clinical trials, and we have only done so with some of our product candidates. Much of our testing has been conducted on animals or on human cells in a laboratory dish, and the benefits of treatment seen in animals may not ultimately be obtained in human clinical trials. As a result, we will need to perform significant additional research and development and extensive preclinical and clinical testing prior to any application for commercial use. We may suffer significant setbacks in clinical trials, and the trials may demonstrate our product candidates to be unsafe or ineffective. We may also encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials, which would increase our development costs and harm our financial results and commercial prospects. Identifying and qualifying patients to participate in clinical trials of our potential products is critically important to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. We have experienced delays in some of our clinical trials, including significant delays with the trial planned with STS as discussed in more detail below under the heading “The Children’s Oncology Group may not conduct clinical trials with STS as planned,” and we may experience significant delays in the future. If patients are unwilling to participate in our trials because of competitive clinical trials for similar patient populations, perceived risk or any other reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed. Other factors that may result in significant delays include obtaining regulatory or ethics review board approvals for proposed trials, reaching agreement on acceptable terms with prospective clinical trial sites, and obtaining sufficient quantities of drug for use in the clinical trials. Such delays could result in termination of the clinical trials altogether.

We will need additional capital to fund our operations, which may not be available at all or on acceptable terms. If we do not have or cannot raise additional funding when needed, we will not be able to develop and commercialize our product candidates successfully and we may not be able to continue operations.

We will need substantial additional funding to develop and potentially commercialize our product candidates. Since inception in 1996 and through December 31, 2005, we utilized approximately $39.0 million in cash, cash equivalents and short-term investments to fund our activities. We have not generated any revenues to date through the sale of products and we expect to incur substantial expenses in connection with preclinical studies, clinical trials, regulatory review, manufacturing and potentially sales and marketing. Under our current operating plan and forecast, we believe that our existing cash, cash equivalents and capital are sufficient to fund our anticipated operations until December 31, 2006. However, due to anticipated expenses to further advance the development of our product candidates, we might raise additional funds during 2006. In addition, any one of the following factors, among others, could cause us to require additional funds sooner or otherwise cause our cash requirements in the future to materially increase:

•	results of research and development activities;

•	progress or lack of progress of our preclinical studies or clinical trials;

•	our drug substance requirements to support clinical programs;

•	our ability to maintain or establish corporate collaborations and licensing arrangements;

•	changes in the focus, direction, or costs of our research and development programs;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	competitive and technological advances;

•	the potential need to develop, acquire or license new technologies and products;

•	our business development activities;

•	current and new regulatory requirements imposed by regulatory authorities, including the Sarbanes Oxley Act of 2002;

•	the timing and outcome of the regulatory review process; or

•	commercialization activities, if any.

Accordingly, we cannot guarantee that our current cash, cash equivalents and capital will be sufficient to fund operations for the period described above. In any event, after that period, we will require substantial additional funds to develop our product candidates and to otherwise meet our business objectives. The capital markets are unpredictable but if we are able to consummate a financing, the amount raised may not be sufficient to meet our future needs, and even if adequate funds are raised, stockholders may experience significant dilution. Additional financing may not be available on acceptable terms when needed, if at all. If adequate funds are not available on acceptable terms when needed, we would be required to delay, scale back or eliminate one or more of our product development programs or to seek to obtain funds through arrangements with collaborative partners (or others), which may include a requirement that we relinquish rights to technologies or products that we would not otherwise relinquish. Any failure to obtain funding when and in the amounts needed would have a material adverse effect on our financial position and results of operations.

If we do not maintain current or enter into new collaborations with other companies, we might not successfully develop our product candidates or generate sufficient revenues to expand our business.

We currently have scientific and research collaboration arrangements with academic institutions and other collaborators, including a development and license agreement for eniluracil and ADH-1 with GSK as discussed in more detail below under the heading “GSK might not exercise any of their options under our license and development agreement with them, which might hinder development of two of our most important drug candidates,” a general collaboration agreement with McGill University for ADH-1 and other related compounds, an exclusive worldwide license from OHSU for NAC and STS, and an exclusive worldwide license from Rutgers for mesna.

The agreements with McGill, Rutgers and OHSU are terminable by either party in the event of an uncured breach by the other party. We may also terminate our agreement with McGill after September 2006 and our agreements with Rutgers and OHSU at any time upon prior written notice of specified durations to the licensor. Termination of any of our collaborative arrangements could materially adversely affect our business. In addition, our collaborators might not perform as agreed in the future.

In addition to the collaborative arrangements above, we have received approval from the Drug Development Group (DDG) of the U.S. National Cancer Institute’s (“NCI”) Division of Cancer Treatment and Diagnosis for a Level III collaboration for the clinical development of the Company’s lead biotechnology compound, ADH-1. As part of the collaboration, we will be executing a Clinical Trial Agreement with the NCI to support additional preclinical studies of ADH-1 in preparation of future NCI-sponsored clinical trials to further evaluate the anti-cancer and vascular targeting effects of ADH-1 both as a single agent and in combination with other anti-cancer agents in patients with advanced resistant cancers that express the molecular marker, N-cadherin. We also have entered into a standard form screening agreement with the NCI under which the NCI has been screening and testing compounds supplied by us for their anti-cancer properties in various preclinical anti-cancer assays and tumor models. The NCI has no obligation to sponsor clinical trials of ADH-1 or to continue to perform preclinical or screening work for us and may terminate the above agreements at any time, as may we. In the event that we or the NCI terminate the above agreements, we may seek another third party to conduct similar work for us, which may result in increased costs for us.

The success of our business strategy will be dependent on our ability to maintain current and enter into new collaborations with other industry participants that advance the development and clinical testing of, regulatory approval for and commercialization of our product candidates, as well as collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. We may not be successful in maintaining current collaborations or establishing any further collaborations, and any collaborations we have or establish may not lead to the successful development of our product candidates.

Since we conduct a significant portion of our early stage research and development through collaborations, our success may depend significantly on the performance of such collaborators, as well as any future collaborators. Any future collaborators might not commit sufficient resources to the research and development or commercialization of our product candidates. Economic or technological advantages of products being developed by others, or other factors could lead our collaborators to pursue other product candidates or technologies in preference to those being developed in collaboration with us. The commercial potential of, development stage of and projected resources required to develop our drug candidates will also affect our ability to maintain current collaborations or establish new collaborators. There is a risk of dispute with respect to ownership of technology developed under any collaboration. Our management of any collaboration will require significant time and effort as well as an effective allocation of resources. We may not be able to simultaneously manage a large number of collaborations.

GSK might not exercise any of their options under our license and development agreement with them, which might hinder development of two of our most important drug candidates.

In July 2005, we entered into a license and development agreement with GSK covering two drugs, eniluracil and ADH-1. The agreement included the in-license of GSK’s oncology product, eniluracil, by Adherex and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1. Under the agreement, GSK retained options to buy back eniluracil at various points in its development. Under the terms of the agreement, should GSK not exercise any options to buy-back its rights relating to eniluracil, we would be free to develop eniluracil alone or with other partners. If we file a New Drug Application (“NDA”) with the Food and Drug Administration (“FDA”), the Company may be required to pay milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If the Company pursues other indications, we may be required to pay up to an additional $15.0 million to GSK per FDA-approved indication. We do not presently have the financial or human resources internally to complete Phase III trials for either of these product candidates. We therefore intend to seek a licensing or funding partner if GSK should decide not exercise its options to either buy back eniluracil or to license ADH-1. If a partner for these technologies is not found, we may not be able to advance these products. If a partner is found, the financial terms that they propose may not be acceptable to the Company.

The Children’s Oncology Group may not conduct clinical trials with STS as planned.

We intend to continue the development of STS as a hearing loss protectant for children undergoing platinum-based chemotherapy by initiating a prospective, randomized clinical trial with the assistance of the Children’s Oncology Group (“COG”). We have experienced significant delays in getting the trial fully approved and started at COG. Such delays may prove to be costly for us, both in terms of additional clinical expenses as well as any effect such delays may have on the market price of our stock. We might not be able to commence or complete these planned clinical trials on schedule, or at all.

As we expand the size of our organization, we may experience difficulties in effectively managing our growth, which could adversely impact our business.

Our planned future growth will strain our management, human, operational, financial and other resources. Currently, we have 29 full-time employees. We could add up to 5 additional employees in 2006. In order to manage our future growth effectively, we will have to implement and improve operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. To the extent that we are unable to manage our growth effectively, we may not be able to successfully accomplish our business objectives.

We may expand our business through new acquisitions that could disrupt our business, harm our financial condition and dilute current stockholders’ ownership interests in our company.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to do so. Acquisitions involve numerous risks, including:

•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management’s attention away from other business concerns;

•	risks of entering markets in which we have limited or no direct experience; and

•	the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to assimilate acquired companies and their personnel effectively. We might not be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise the necessary funds by selling shares of our stock, which could dilute current stockholder’s ownership interest in our Company.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to effectively manage our business and successfully develop our product candidates.

Our success depends upon certain key personnel, in particular Dr. William P. Peters, our Chief Executive Officer and Chairman of the Board of Directors, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives. We have entered into an employment agreement with Dr. Peters that had an initial term ending on March 12, 2008, which has now been extended by the Board until March 2010. If we terminate Dr. Peters without “cause,” or if Dr. Peters terminates his employment for Good Reason or a Change of Control (as such terms are defined in the agreement), we are obligated to pay Dr. Peters severance compensation equal to 24 months salary and certain other benefits. Although we have entered into employment agreements with each of our key personnel, we cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively affect our ability to manage our business. We do not currently carry key person life insurance.

If our licenses to proprietary technology owned by others are terminated or expire, we may suffer increased development costs and delays, and we may not be able to successfully develop our product candidates.

The development of our drug candidates and the manufacture and sale of any products that we develop will involve the use of processes, products and information, some of the rights to which are owned by others. A number of our product candidates are licensed under agreements with GSK, McGill, Rutgers or OHSU. Although we have obtained licenses or rights with regard to the use of certain processes, products and information, the licenses or rights could be terminated or expire during critical periods and we may not be able to obtain, on favorable terms or at all, licenses or other rights that may be required. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.

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

The value of our technology will depend in part upon our ability, and that of our collaborators, to obtain patent protection or licenses to patents, maintain trade secret protection and operate without infringing on the rights of third parties. Although we have successfully pursued patent applications in the past, it is possible that:

•	some or all of our pending patent applications, or those we have licensed, may not be allowed;

•	proprietary products or processes that we develop in the future may not be patentable;

•	any issued patents that we own or license may not provide us with any competitive advantages or may be successfully challenged by third parties; or

•	the patents of others may have an adverse effect on our ability to do business.

It is not possible for us to be certain that we are the original and first creator of inventions encompassed by our pending patent applications or that we were the first to file patent applications for any such inventions. Further, any of our patents, once issued, may be declared by a court to be invalid or unenforceable.

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

Some of our product candidates, including STS, NAC and mesna, are currently only covered by “method of use” patents, which cover the use of certain compounds to treat specific conditions, and not by “composition of matter” patents, which would cover the chemical composition of the compound. Method of use patents provide less protection than composition of matter patents because of the possibility of off-label uses if other companies develop or market the compound for other uses. If another company markets a drug that we expect to market under the protection of a method of use patent, physicians may prescribe the other company’s drug for use in the indication for which we obtain approval and have a patent, even if the other company’s drug is not approved for such an indication. Off-label use and sales could exert pricing pressure on any products we develop covered only by method of use patents. Also, it may be more difficult to find a collaborator to license or support the development of our product candidates that are only covered by method of use patents.

If our third party manufacturers breach or terminate their agreements with us, or if we are unable to secure arrangements with third party manufacturers on acceptable terms as needed in the future, we may suffer significant delays and additional costs.

We have no experience manufacturing products and do not currently have the resources to manufacture any products that we may develop. We currently have agreements with contract manufacturers for clinical supplies of ADH-1, STS, eniluracil and 5-FU, including drug substance providers and drug product suppliers. Our contract manufacturers might not perform as agreed in the future or may terminate our agreement with them before the end of the required term. Significant additional time and expense would be required to effect a transition to a new contract manufacturer.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. If we develop any products with commercial potential, we will need to develop the facilities to independently manufacture such products or secure arrangements with third parties to manufacture them. We may not be able to independently develop manufacturing capabilities or obtain favorable terms for the manufacture of our products. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms. We or our contract manufacturers may also fail to meet required manufacturing standards, which could result in delays or failures in product delivery, increased costs, injury or death to patients, product recalls or withdrawals and other problems that could significantly hurt our business. We intend to maintain a second source for back-up commercial manufacturing, wherever feasible. However, if a replacement to our future internal or contract manufacturers were required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for FDA compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional commercialization costs. Such lead times would vary based on the situation, but might be 12 months or longer.

We lack the resources necessary to effectively market our product candidates, and we may need to rely on third parties over whom we have little or no control and who may not perform as expected.

        To date, we do not have the necessary resources to market our product candidates. If we develop any products with commercial potential, we will either have to develop a marketing capability, including a sales force which is difficult and expensive to implement successfully, or attempt to enter into a collaboration, merger, joint venture, license or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. We may not be able to do so on acceptable terms, if at all. If we rely extensively on third parties to market our products, the commercial success of such products may be largely outside of our control.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in the United States, Canada and Europe and intend to, or may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain regulatory approval, and there can be no assurance that we will be able to enforce our license or patent rights in foreign jurisdictions. Foreign exchange controls may have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into or out of a particular country to meet obligations under licenses, clinical trial agreements or other collaborations

We will likely face foreign currency exchange risks which may expose us to increased costs and decreased revenue.

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

The preclinical studies and clinical trials of our product candidates, as well as the manufacturing, labeling, sale and distribution, export or import, marketing, advertising and promotion of our product candidates are subject to various regulatory frameworks in the United States, Canada and other countries. In the United States, our product candidates are regulated by federal, state and local governmental authorities, including the FDA. In Canada, our product candidates are regulated by federal, provincial and local governmental authorities, including the Therapeutic Products Directorate of Health Canada. Any products that we develop must receive all relevant regulatory approvals and clearances before any marketing, sale or distribution. The regulatory process, which includes extensive preclinical studies and clinical testing to establish product safety and efficacy, can take many years and cost substantial amounts of money. As a result of the length of time, many challenges and costs associated with the drug development process, the historical rate of failures for drug candidates is extremely high. Varying interpretations of the data obtained from studies and tests could delay, limit or prevent regulatory approval or clearance. Changes in regulatory policy could also cause delays or affect regulatory approval. Any regulatory delays may increase our development costs and negatively impact our competitiveness and prospects. It is possible that we may not be able to obtain regulatory approval of any of our drug candidates and any approvals may take longer and cost more to obtain than expected.

Regulatory approvals, if granted, may entail limitations on the uses for which any products we develop may be marketed, limiting the potential sales for any such products. The granting of product approvals can be withdrawn at any time, and manufacturers of approved products are subject to regular reviews, including for compliance with good manufacturing practices (“GMP”). Failure to comply with any applicable regulatory requirement, which may change from time to time, can result in warning letters, fines, sanctions, penalties, recalling or seizing products, suspension of production, or even criminal prosecution.

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

We face a strong competitive environment. Other companies may develop or commercialize more effective or cheaper products, which may reduce or eliminate the demand for our product candidates.

The biotechnology and pharmaceutical industry, and in particular the field of cancer therapeutics where we focus, is very competitive. Many companies and research organizations are engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Genentech, Merck & Co., NeoPharm, Novartis, Johnson & Johnson, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche and Sanofi-Aventis. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be competitors.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. Also, some of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. To date, our license and development agreement with GSK is the only such collaboration we have, but it does not provide any ongoing funding or direct support for our current clinical programs, but rather milestones and royalties upon the exercise of options by GSK. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects.

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

We may face product liability claims that could require us to defend costly lawsuits or incur substantial liabilities that could adversely impact our financial condition, receipt of regulatory approvals for our product candidates and our results of operation.

The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims in the event that such product candidates cause injury or disease or result in other adverse effects. These claims could be made by health care institutions, contract laboratories, patients or others using our product candidates. We carry clinical trial insurance with a policy limit of $5.0 million, but the coverage may not be sufficient to protect us from legal expenses and liabilities we might incur. Litigation is very expensive, even if we are successful. In addition, our existing coverage will not be adequate if we further develop products, and future coverage may not be available in sufficient amounts or at reasonable cost. Adverse liability claims may also harm our ability to obtain or maintain regulatory approvals.

We use hazardous material and chemicals in our research and development, and our failure to comply with laws related to hazardous materials could materially harm us.

Our research and development processes involve the controlled use of hazardous materials, such as flammable organic solvents, corrosive acids and corrosive bases. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. While we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources and may not be covered by our general liability insurance, which carries a policy limit of $2.0 million. In addition, we have a $2.0 million umbrella policy. We currently do not carry insurance specifically for hazardous materials claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time.

Efforts to reduce product pricing and health care reimbursement and changes to government policies could negatively affect the commercialization of our product candidates.

If any of our product candidates achieves regulatory approval, we may be materially adversely affected by the continuing efforts of governmental and third-party payors to contain or reduce health care costs. For example, if we succeed in bringing one or more products to market, such products may not be considered cost-effective and the availability of consumer reimbursement may not exist or be sufficient to allow the sale of such products on a competitive basis. The constraints on pricing and availability of competitive products may further limit our pricing and reimbursement policies as well as adversely effect market acceptance and commercialization for the products.

In some foreign markets, the pricing or profitability of healthcare products is subject to government control. In recent years, federal, state, provincial and local officials and legislators have proposed or are proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments from third-party payors to the consumer for certain medical procedures and treatments or allow government control of pharmaceutical pricing. The adoption of any such proposals or reforms could adversely affect the commercial viability of our product candidates.

Any significant changes in the healthcare system in the United States and Canada and abroad would likely have a substantial impact on the manner in which we conduct business and could have a material adverse effect on our ability to raise capital and the viability of product commercialization.

New accounting or regulatory pronouncements may impact our future financial position and results of operations.

There may be new accounting or regulatory pronouncements or rulings, which could have an impact on our future financial position and results of operations. In particular, there have been a number of rule changes and proposed legislative initiatives following recent corporate bankruptcies and accounting scandals. Changing laws, regulations and standards relating to corporate governance and public disclosures can create uncertainty and such uncertainty may lead to increased expenses and exposure to liabilities.

Risks Related to Our Common Stock

We are a passive foreign investment company under U.S. tax law, which has adverse tax consequences for our U.S. shareholders.

We have determined that we are currently a passive foreign investment company, or PFIC, under U.S. tax law and likely will continue to be a PFIC at least until we develop a source of significant operating revenues. As a result, there are adverse tax consequences to U.S. holders of shares of our common stock. A number of mitigating elections may be available to U.S. holders. Absent one of these elections, a U.S. holder whose holding period for our shares includes a period during which we are classified as a PFIC generally will be required to treat certain excess distributions with respect to our shares and gains realized on the disposition of our shares as ordinary income earned ratably over the holder’s holding period and will be subject to a special tax and interest charge on amounts treated as earned in the periods in which we are a PFIC. In addition, the holder’s shares will not receive a “stepped-up” basis upon a transfer at death. These PFIC tax rules will not apply if a U.S. holder makes an election for the first taxable year of the holder’s holding period to be taxed currently on the holder’s pro rata share of our ordinary earnings and net capital gain for any year we are a PFIC. Alternatively, a U.S. holder may avoid the special tax and interest charge on excess distributions and gains by making an election to mark the shares to market annually during any period in which we are a PFIC and our shares are treated as marketable shares. If a mark-to-market election is made, amounts included in or deducted from income pursuant to the election and actual gains and losses realized upon disposition generally will be treated as ordinary gains or losses. Whether or not an applicable election is made, if we are classified as a PFIC for the taxable year in which a dividend is paid, or for the preceding taxable year, a dividend paid to a non-corporate U.S. holder will not qualify for the reduced long-term capital gains rates. See Item 10.E., “Taxation—Passive Foreign Investment Company Rules.”

The market price of our common stock is highly volatile and could cause the value of your investment to significantly decline.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has from time to time experienced significant price and volume fluctuations, some of which are unrelated to our operating performance. From November 12, 2004 to February 28, 2006, the trading price of our stock has fluctuated from a high closing price of CAD$2.60 per share to a low closing price of CAD$0.88 per share on the Toronto Stock Exchange, and from a high closing price of $2.20 per share to a low closing price of $0.82 per share on the American Stock Exchange. Historically, our common stock has had a low trading volume, and likely will continue to have a low trading volume in the future. This low volume may contribute to the volatility of the market price of our common stock. It is likely that the market price of our common stock will continue to fluctuate significantly in the future.

The market price of our stock may be significantly affected by many factors, including without limitation:

•	innovations related to our or our competitors’ products;

•	actual or potential clinical trial results related to our or our competitors’ products;

•	our financial results or those of our competitors;

•	reports of securities analysts regarding us or our competitors;

•	announcements of licensing agreements, joint ventures, collaborations or other strategic alliances that involve our products or those of our competitors;

•	developments or disputes concerning our licensed or owned patents or those of our competitors;

•	economic and other external factors generally or stock market trends in the pharmaceutical or biotechnology industries specifically;

•	developments with respect to the efficacy or safety or our products or those of our competitors; and

•	health care reforms and reimbursement policy changes nationally and internationally.

There are a large number of shares of our common stock underlying outstanding warrants and options, and reserved for issuance under our stock option plan, that may be sold in the market, which could depress the market price of our stock and result in substantial dilution to the holders of our common stock.

Sale or issuance of a substantial number of shares of our common stock in the future could cause the market price of our common stock to decline. It may also impair our ability to obtain additional financing. As of February 28, 2006, we had outstanding warrants to purchase approximately 11.1 million shares of our common stock at exercise prices ranging from CAD$2.05 to CAD$3.59 per share, and outstanding warrants to purchase approximately 1.9 million shares of our common stock with an exercise price of $1.75. In addition, as of February 28, 2006, there were approximately 3.7 million shares of common stock issuable upon exercise of stock options granted by us with a weighted average exercise price of CAD$2.39 and approximately 1.6 million with a weighted average exercise price of $1.14. We may also issue further warrants as part of any future financings as well as the currently remaining options under our stock option plan to purchase up to an additional 1.1 million shares of common stock.

If we were to lose our foreign private issuer status, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. securities laws. For example, the U.S. proxy solicitation rules, Regulation FD and the Section 16 short swing profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K. In addition, if we were to lose our foreign private issuer status, we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada. Compliance with these additional securities laws would likely result in increased expenses. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize certain of the forms available for registered offerings by Canadian companies in the U.S, which could limit our ability to access the capital markets in the future.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. Words such as “may,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” or other similar words are one way to identify forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to (i) our anticipated commencement dates, completion dates and results of clinical trials; (ii) goals and anticipated progress in and costs of our clinical and preclinical research and development programs; (iii) our strategies and goals; (iv) our expected results of operations; (v) our anticipated levels of expenditures; (vi) our ability to protect our intellectual property; (vii) the anticipated applications of our drug candidates; (viii) our efforts to pursue collaborations with other companies; (ix) the nature and scope of potential markets for our drug candidates and (x) our anticipated sources and uses of cash, cash equivalents and short-term investments. We include forward-looking statements because we believe that it is important to communicate our expectations to our investors. However, all forward-looking statements are based on management’s current expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described or implied in the forward-looking statements. There are many factors including those discussed above in Item 3.D., “Risk Factors,” that could cause actual results to differ materially from those described or implied in the forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained, and we caution you not to place undue reliance on such statements.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

Our legal and commercial name is Adherex Technologies Inc. On September 3, 1996, our predecessor, Adherex Inc., was incorporated under the CBCA to develop and commercialize cell adhesion work that was initiated at McGill. On August 14, 1998, Adherex Technologies Inc. was incorporated under the Canada Business Corporations Act (“CBCA”) and on September 11, 1998, it acquired all of the shares of Adherex Inc. On April 30, 2001, Adherex Technologies Inc. amalgamated with its wholly owned subsidiary, Adherex Inc., to form the Company. On December 19, 2003, the Company acquired 50 percent of 2037357 Ontario Inc., an Ontario corporation that performed specific research and development activity for the Company in Ontario. In June 2004, 2037357 Ontario Inc. became a wholly-owned subsidiary of the Company and continued its existence under the CBCA as Adherex Research Corp. On June 29, 2004, the Company amalgamated with Adherex Research Corp. to continue as Adherex Technologies Inc. We have two wholly owned Delaware subsidiaries, Oxiquant, Inc. and Adherex, Inc., and one wholly owned Canadian subsidiary, Cadherin Biomedical Inc. Our registered office address is: Adherex Technologies Inc., c/o LaBarge Weinstein LLP, 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4; Telephone: (613) 599-9600; Facsimile: (613) 599- 0018. Our U.S. offices are at 4620 Creekstone Drive, Suite 200, Research Triangle Park, Durham, North Carolina 27703; Telephone: (919) 484-8484; Facsimile: (919) 484-8001.

Important corporate events in the development of our business during the fiscal year ended December 31, 2005 include the following:

•	In July 2005, we entered into a license and development agreement with GlaxoSmithKline (GSK) covering two drugs, eniluracil and ADH-1 (ExherinTM). The agreement included the in-license of GSK’s oncology product, eniluracil, by Adherex and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1, and provides for maximum potential payments to Adherex of approximately $220 million plus up to double-digit sales royalties.

•	In connection with the license and development agreement with GSK, we completed a private placement offering for gross proceeds of $8.5 million, $3.0 million of which was invested by GSK.

•	We initiated several clinical trials of ADH-1 as a single agent, including a Phase II trial in Canada and a Phase Ib/II clinical trial in Europe.

•	We presented our global development plans for eniluracil, including data that indicates that the dose, dose ratio, and schedule of administering eniluracil and 5-FU are critical to achieving the optimal therapeutic effectiveness of the combination.

•	We received IND clearance from the FDA, enabling us to commence U.S.-based clinical trials of eniluracil.

•	We received Orphan Drug Designation from the FDA for the use of eniluracil in combination with fluoropyrimidines (including 5-FU) for the treatment of hepatocellular (liver) cancer.

•	We presented clinical data on our Phase I trial of ADH-1 at the 2005 ASCO Annual Meeting indicating that ADH-1 was well tolerated and showed evidence of anti-tumor activity in three patients with advanced chemotherapy resistant cancer; one of these patients achieving a rapid and durable partial response, defined as a reduction of at least 50% in tumor size. Subsequently, the Company has reported evidence of anti-tumor activity in two additional patients in its Phase I experience, for a total of five patients.

We have not been involved in any bankruptcy, receivership or similar proceedings. We may consider from time to time potential acquisitions, dispositions, joint ventures, collaborations and other strategic transactions.

For information concerning our capital expenditures and divestitures and further information concerning our methods of financing, see Item 5, “Operating and Financial Review and Prospects.”

B. Business overview

Company Overview

We are a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics using both our innovative cadherin-based biotechnology platform and more traditional pharmaceutical development. We have multiple product candidates in the clinical stage of development:

•	ADH-1, a molecularly-targeted compound directed against N-cadherin, a protein present on certain tumor cells and the established blood vessels that feed solid tumors. To date, sixty-seven patients have been enrolled in Phase I studies with ADH-1. ADH-1 was shown to be generally well tolerated and demonstrated evidence of anti-tumor activity as a single agent in five patients to date. ADH-1 is currently in Phase II in Canada and Phase Ib/II trials in the U.S. and Europe. In 2006, we plan to seek to optimize the dose and schedule of ADH-1, identify single agent activity in select tumor types and evaluate ADH-1 clinically in combination with other cancer therapies.

•	Eniluracil, an irreversible inhibitor of the enzyme dihydropyrimidine dehydrogenase (DPD) that was formerly under development by GSK. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-flurouracil (5-FU), one of the most widely-used oncology drugs in the world. In 2006, we expect to complete a series of clinical studies to optimize our proprietary method of administration for the combination of eniluracil and 5-FU, with the goal of returning eniluracil to Phase III trials as early as 2007.

•	STS, a chemoprotectant which has been shown in Phase I and Phase II clinical studies conducted by investigators at OHSU to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anticancer agents. We are designing a randomize study with the Children’s Oncology Group (“COG”) to test STS as a hearing protectant from hearing loss due to platinum-based anticancer agents.

•	NAC, a bone marrow protectant that is the subject of ongoing Phase I investigation at OHSU under investigator INDs for use as a bone marrow protectant in the context of platinum-based chemotherapy.

•	Mesna, a chemoenhancer that has displayed anti-cancer activity in laboratory studies conducted by investigators at Rutgers and in a Phase I clinical study in Argentina by reducing the resistance of cancer cells to certain chemotherapeutic agents.

We also have several preclinical product candidates targeted to enter clinical development over the next several years. However, we can provide no assurance that we will commence or complete these planned clinical trials on schedule, or at all, or that the results and data will be positive or consistent, provide the necessary results to design and conduct pivotal Phase III clinical trials, or support the filing of an NDA or NDS. Failure is common and can occur at any stage of development. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have licensed.

Our Clinical Product Candidates

ADH-1

ADH-1 is a small peptide molecule which selectively targets N-cadherin present on certain tumor cells and the blood vessels that supply blood to the tumor. Pursuant to a general collaboration agreement, McGill granted us an exclusive worldwide license to certain intellectual property rights relating to ADH-1 and certain uses thereof. N-cadherin is found throughout the body and, like other cadherins, is important in cell-to-cell binding and in maintaining the structural integrity of cells. ADH-1 appears to inhibit the binding of the N-cadherin protein molecules to each other. Within tumors, the N-cadherin protein can be found on the tumor cells themselves and on the blood vessels that supply the tumor. Therefore, N-cadherin is a single target where antagonizing N-cadherin with ADH-1 could have a dual effect; both on the tumor cells themselves and on the tumor blood vessels. In our Phase I studies, radiologic changes consistent with areas of cell death (either by apoptosis or necrosis) have been seen following administration of ADH-1. To date, ADH-1 has not been shown to significantly adversely impact normal healthy cells within the body. Our studies are, however, at an early stage and future study results may vary. Some of our preclinical studies on animal models have demonstrated that within 30 minutes of ADH-1 administration, there is leakage of blood from tumor vessels into the substance of the tumor and a reduction in the tumor blood supply, and either directly or indirectly, anti-tumor activity which leads in some cases to the death of cancer cells.

In ADH-1 Phase I studies, sixty-seven patients have been enrolled to date. Forty-nine patients had tumors that either expressed N-cadherin or whose tumor status was unknown. ADH-1 was shown to be generally well tolerated and displayed anti-tumor activity in five patients with N-cadherin positive or unknown tumors. No anti-tumor activity was noted in patients whose tumors did not express N-cadherin.

The first patient was a 62-year-old woman with N-cadherin positive squamous cell cancer of the esophagus with lung metastases. This patient received 11 doses of ADH-1 and maintained an objective partial response for six-months and did not experience tumor progression for nine months.

The second patient was a 24-year-old woman with N-cadherin positive cancer of the adrenal gland that secreted abnormally high hormone levels. This patient experienced a reduction in blood flow to her tumor 90 minutes following the administration of ADH-1, a drop in the abnormally high hormone levels after one week, and showed evidence of necrosis on MRI scans after six weeks. She subsequently received 31 additional doses of ADH-1 under a Health Canada Special Access Program and experienced a relative normalization in her hormone levels with stable disease for approximately nine months.

The third patient was a 56-year-old man with an unknown primary cancer and lung metastases that showed decreases of 39% and 14% in tumor masses on radiologic scans six weeks following a single dose of ADH-1.

The fourth patient was a 42-year-old man with rapidly progressing N-cadherin positive metastatic colon cancer who experienced seven months of stable disease while receiving ADH-1.

The fifth patient was a 61-year-old woman with chemotherapy-resistant cancer of the fallopian tube who experienced a mixed response following a weekly administration with ADH-1.

ADH-1 is currently in Phase II and Phase Ib/II trials. A Phase II trial ongoing at six sites in Canada is investigating the use of ADH-1 as a single agent in following N-cadherin positive tumor types: liver, lung, esophageal, kidney and adrenocortical. The objective of the Phase II program is to identify the tumor types, if any, most appropriate for future Phase III trials and to estimate the frequency of response in select tumor types. A Phase Ib/II trial ongoing in Europe, with sites in Switzerland and Italy, is assessing the effects of weekly dosing of single agent ADH-1 on tumor size reduction, toxicity, pharmacodynamics and pharmocokinetics in the context of a limited intra-patient dose escalation in up to an aggregate of approximately 40 patients whose tumors are N-cadherin positive, and will selectively use dynamic MRI scanning to attempt to assess the timing, magnitude and effect of ADH-1 on tumor vasculature. A Phase Ib/II trial was initiated at the MD Anderson to explore a daily X 5 (Monday through Friday) dosing schedule. Given recent trends in medical care and schedules for oncology therapies, the Company plans to discontinue this trial and concentrate our resources on weekly administration schedules. We anticipate that the Phase Ib/II and Phase II single agent trials will provide the safety information and estimates of the expected range of therapeutic effectiveness that are a pre-requisite to the design and conduct of prospective randomized pivotal Phase III trials, which are required for submission of an NDA to the FDA in the United States or an NDS in Canada. In addition, as the natural evolution of the development of cancer drugs is to move from single agent trials to combination trials, we plan to expand the ADH-1 development program by evaluating ADH-1 clinically in combination with other cancer therapies, with Phase I trials expected to begin in mid 2006. Based on positive data from our ADH-1 clinical programs, we could potentially initiate single agent Phase III clinical trials as early as 2007.

Eniluracil

Eniluracil, which was previously under development by GlaxoSmithKline (GSK), is being developed by Adherex to enhance the therapeutic value and effectiveness of 5-fluorouracil (5-FU), one of the world’s most widely-used oncology agents. 5- FU is a widely used anticancer agent in the U.S., including first line therapy for colorectal, breast, gastric, head and neck, and ovarian cancers and basal cell cancer of the skin. Eniluracil could make 5-FU even better by increasing its effectiveness, reducing its side effects and making it orally available.

Normally, 5-FU is rapidly broken down in the body by an enzyme known as dihydropyrimidine dehydrogenase (DPD). Eniluracil irreversibly inhibits DPD, thereby substantially slowing the breakdown of 5-FU and prolonging exposure of the tumor cells to the drug.

While 5-FU is currently a mainstay of contemporary oncology treatment, it has some therapeutic drawbacks:

•	It is given intravenously and often by prolonged, multi-day infusion.

•	Its use is typically associated with variable blood and tissue levels. Low levels can reduce its effectiveness and high levels can increase side effects.

•	It can cause severe and often dose-limiting side effects. For example, a breakdown product of 5-FU is alpha-fluoro-beta-alanine (F-BAL). This degradation product may be associated with neurotoxicity and “hand-foot” syndrome, which are disabling side effects of 5-FU therapy.

•	The best balance of efficacy and side effects is often obtained with long duration (up to 48 hours), multi-day, continuous infusions, which are expensive and are still associated with considerable variability in blood and tissue levels and severe side effects.

•	Some tumors are resistant to 5-FU due to elevated DPD levels in the tumor cells. In other cases, the tumor develops resistance to 5-FU as DPD levels rise in the tumor.

When eniluracil is properly used in combination with 5-FU, it may be significantly better than 5-FU alone and may resolve many of the therapeutic drawbacks of 5-FU noted above. For instance, we believe combining eniluracil and 5-FU should have the following benefits:

•	5-FU becomes orally active, eliminating the need for intravenous (IV) administration.

•	The blood and tissue levels become more consistent, resulting in improved efficacy.

•	The consistent blood and tissue levels may also lead to an improved side effect profile.

•	Elimination of F-BAL production improves the side effect profile.

Thus, the use of eniluracil in combination with 5-FU has the potential to make 5-FU more effective, better tolerated and orally available.

There is another important potential benefit of the combination of eniluracil and 5-FU: the combination may expand the range of cancers that respond to 5-FU. Some tumors have inherently high levels of DPD that result in resistance to 5-FU. Eniluracil may eliminate these high levels of DPD activity in the tumor, thereby potentially expanding the use of 5-FU into new cancer indications.

GSK’s clinical development program for the combination of 5-FU and eniluracil met with success in early development. However, three Phase III trials failed, and development was stopped. We believe new scientific data obtained subsequent to those Phase III trials may account for the early suboptimal efficacy and provide a basis for enhancing the effectiveness of the combination. This proprietary data forms the basis of a patent application by Adherex, which claims that the combination of eniluracil and 5-FU has the potential to be more effective than 5-FU alone when used in accordance with Adherex’s proprietary methods.

To optimize our proprietary method of administration for the combination of eniluracil and 5-FU, we expect to complete a series of initial clinical studies with the intent of returning eniluracil to Phase III trials as early as 2007. The first study, a Phase I dose escalation study in patients with solid tumors, was initiated in January 2006 and is intended to define the maximum tolerated dose of weekly dosing of our proprietary combination of eniluracil and 5-FU. We expect the study to complete in the third quarter of 2006 and then plan to initiate a Phase II trial in breast cancer. A second Proof of Mechanism study will investigate the specific effects of eniluracil on the enzymatic pathways of 5-FU metabolism in patients with colorectal cancer. A Phase I/II clinical trial in liver cancer is expected to begin in the second quarter of 2006 in Asia. Together, these studies are intended to define the optimal dose of eniluracil, the optimal dose ratio and schedule of eniluracil in combination with 5-FU, and the clinical response rate to Adherex’s proprietary combination of these two drugs.

In December 2005, we received Orphan Drug Designation in the United States for the use of eniluracil in combination with fluoropyrimidines for the treatment of liver cancer. Fluoropyrimidines include 5-FU and other 5-FU prodrugs.

STS

STS is currently approved by the FDA for use in humans as part of a treatment for cyanide poisoning. We have licensed from OHSU intellectual property rights for the use of STS as a chemoprotectant, and intend to develop STS as a protectant against hearing loss and more specifically, the hearing loss caused by platinum-based anti-cancer agents. Preclinical studies conducted by OHSU and others on a number of agents indicated that STS effectively reduced the incidence of hearing loss caused by platinum-based anti-cancer agents. To support its development, we have or are considering novel formulations and branding strategies, and have received Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients.

Hearing loss among children receiving platinum-based chemotherapy is frequent, often permanent and severely disabling. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some relief. In addition, adults undergoing chemotherapy for several common malignancies, including ovarian cancer, testicular cancer, and particularly head and neck cancer and brain cancer, receive intensive platinum-based therapy and may also experience severe, irreversible hearing loss, particularly in the high frequencies.

Investigators at OHSU have conducted Phase I and Phase II studies with STS that have shown STS reduces the hearing loss associated with platinum-based chemotherapy. In one study at OHSU, the need for hearing aids to correct high frequency hearing loss was reduced from about 50% to less than 5%. We expect to continue the development of STS as a hearing loss protectant for children undergoing platinum-based chemotherapy by initiating a prospective, randomized clinical trial with the assistance of the COG.

NAC

We plan to develop NAC as a bone marrow protectant to be used to prevent bone marrow toxicity (low white blood cells, red blood cells, and platelets) caused by certain cancer drugs. These side effects can often limit the use of agents for the treatment of cancer. A severe decrease in platelet count has been reported in some studies to occur in approximately 20% of patients undergoing chemotherapy for certain types of cancer. Platelets are critical in the maintenance of normal blood clotting function and their loss can have a range of consequences from minor manifestations such as bruising to life-threatening hemorrhages. A severe decrease in white blood cells, and specifically a type of white blood cell called a neutrophil, can increase the risk of severe infections for patients receiving chemotherapy. A severe decrease in red blood cells, known as anemia, can affect a patient’s quality of life and outcome. Currently, the most commonly used therapeutic approach to platelet loss is the use of platelet transfusions, which are expensive and have the complications and risks associated with blood transfusions.

We have licensed certain intellectual property rights from OHSU that support the use of NAC for various indications, including preventative therapy against the bone marrow toxicity caused by certain chemotherapy agents. NAC is the subject of ongoing Phase I investigation at OHSU under an investigator IND for use as a bone marrow protectant in the context of platinum-based chemotherapy. Upon the completion of these studies, we plan to re-evaluate the commercial potential of NAC for this and other indications.

Mesna

Preclinical research conducted at Rutgers has identified mesna as a potential method to alter a cancer’s ability to develop resistance to chemotherapy. In addition to intolerable side effects that often limit the administration of effective treatments, the development of resistance to anti-cancer therapies is one of the most common causes for the failure to cure or effectively treat most cancers. Investigators at Rutgers have found that rapid changes in the oxygen reduction potential, or redox state, of cancer cells through exposure to chemotherapy and radiation therapy can cause cancer cells to develop resistance to further therapy. The research has shown that certain agents, including mesna, that stabilize the redox state of the cells, can reduce the development of cancer cell resistance by reducing the therapy induced changes in the redox state, and thus can enhance chemotherapeutic effectiveness. We have licensed worldwide intellectual property rights from Rutgers for certain methods of using mesna and other similar agents as chemoenhancers to prevent changes in the redox state of cancer cells. Investigators in Argentina, independent from the Company, have completed a Phase I trial with mesna for this indication. We continue to evaluate mesna but believe it will be necessary to repeat the findings of the Argentinean clinical trial prior to further developing this product candidate. We currently do not have any further development plans for mesna due to the addition of eniluracil to our R&D portfolio and financial resources devoted to the development of ADH-1. Should the facts and circumstances change, we could reinitiate the mesna development program, as we continue to have rights to the compound under out license agreement with Rutgers.

Preclinical Pipeline

Our product candidates are in the early stages of clinical development, so we strive to maintain a robust preclinical program to hedge against unavoidable development risks and might provide new product candidates. In considering our product candidates, it is important to remember we are subject to the risks of failure that are inherent in the development of therapeutic products and procedures based on innovative technologies as described in Item 3.D., “Risk Factors.”

Our preclinical pipeline includes (i) backup peptides and small chemical molecule successors to ADH-1, (ii) molecules targeted to inhibiting the metastatic spread of some cancers and (iii) peptides that combine both angiolytic and antiangiogenic properties. We and our collaborators are conducting preclinical studies on several of these molecules in order to select the best candidates to move into clinical trials. We have developed a wide range of peptide antagonists for an array of different cadherin molecules which will be used to select other drug candidates to move into clinical development, particularly in the following three areas:

Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1, these molecules are not peptides but are smaller and simpler in structure. Small chemical molecules are often (i) active after oral administration, (ii) more stable and (iii) have different potency and toxicity profiles than peptides. We are developing small molecule antagonists of N-cadherin as an approach to modifying the effectiveness, specificity and to provide an oral formulation. In 2006, we plan to advance our lead candidate from this program through the preclinical development and toxicology studies required for an IND application which we expect to file with the FDA in the first half of 2007.

OB-cadherins. Another family of cadherins, OB-cadherin, is reported to be involved through several mechanisms in the metastatic spread of certain cancers to sites distant from the original tumor. Metastatic disease is a major determinant of a patient’s survival and quality-of-life. We are developing OB-cadherin peptides and small molecule antagonists to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have designed peptide VE-cadherin antagonists that are under preclinical investigation as vascular targeting agents in cancer. We believe that the development of VE-cadherin antagonists may be synergistic with N-cadherin antagonists. Some tumors may express N-cadherin, for example, and be responsive to an N-cadherin antagonist such as ADH-1 while other cancers may express VE-cadherin and be responsive to a VE-cadherin antagonist. The use of VE-cadherin antagonists, either alone or in combination with N-cadherin antagonists, may be more effective than one or the other alone. Few, if any, cancer therapies are universally useful in all cancer patients, and the same will likely be true for cadherin-based drugs. We expect that there may be specific cancer situations in which either an N-cadherin or a VE-cadherin antagonist candidate used alone would be useful and in other cancer situations, the two agents used together may be therapeutically complementary or synergistic.

In addition to our own development efforts, we intend to continue to pursue collaborations with other pharmaceutical companies, government entities or corporate collaborators with respect to our most promising agents. One such collaboration is with the NCI. In 2005, we received approval from the Drug Development Group (“DDG”) of the NCI’s Division of Cancer Treatment and Diagnosis for a Level III collaboration for the development of the Company’s lead biotechnology compound, ADH-1. As part of that collaboration, we will be executing a Clinical Trial Agreement with the NCI’s Cancer Therapy Evaluation Program and Developmental Therapeutics Program to support additional preclinical studies of ADH-1 in preparation of future NCI-sponsored clinical trials, particularly in combination with other anti-cancer agents. We also have a standard form screening agreement with the NCI from 2003, under which NCI continues to screen and test select Adherex compounds from our preclinical pipeline for their anti-cancer properties in various preclinical anti-cancer assays and tumor models. The NCI has no obligation to continue to perform preclinical or screening work for us and may terminate the above agreements at any time, as may we. In the event that we or the NCI terminate the above agreements, we may seek another third party to conduct similar work for us, which may result in increased costs for us.

Intellectual Property

Our general policy is to seek patent protection in the United States, major European countries, Japan, Canada and other jurisdictions as appropriate for our compounds and methods. Our cadherin-based patent portfolio currently includes patents with respect to our unique composition of matter, broad claims with respect to modulating cell adhesion, specific claims for the use of these compounds in various diseases and the pharmaceutical formulation of these compounds. We have also sought patent protection with respect to alternate “sites” of cell adhesion activity as well as related compounds, screening methods and antibodies. With respect to the intellectual property licensed from McGill, OHSU and Rutgers, we work closely with these institutions to continually strengthen and expand our worldwide patent protection.

Currently, we own or have licensed more than 40 issued U.S. patents and more than 50 pending patents worldwide.

Our success is significantly dependent on our ability to obtain patent protection for our product candidates, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies, in general, is highly uncertain and involves complex legal and factual questions, which often results in apparent inconsistencies regarding the breadth of claims allowed and general uncertainty as to their legal interpretation and enforceability. Further, some of our principal candidates, including STS, NAC and mesna, are based on previously known compounds, and candidates or products that we develop in the future may include or be based on the same or other compounds owned or produced by other parties, some or all of which may not be subject to effective patent protection. Also, regimens that we may develop for the administration of pharmaceuticals, such as specifications for the frequency, timing and amount of dosages, may not be patentable. Accordingly, our patent applications may not result in patents being issued and issued patents may not afford effective protection. Also, products or processes that we develop may turn out to be covered by third party patents, in which case we may require a license under such patents if we intend to continue the development of those products or processes. Any legal actions against us on the basis of a third party patent could be costly.

Corporate Relationships

General Collaboration Agreement with McGill University

In February 2001, we entered into a general collaboration agreement with McGill. Pursuant to the terms of the agreement, McGill granted us a 27-year exclusive worldwide license to develop, use and market certain cell adhesion technology and compounds. In particular, McGill granted us an exclusive worldwide license to U.S. Patent 6,031,072 covering specific compounds including ADH-1 (composition of matter), U.S. Patent 6,551,994 covering alpha-catenin and beta-catenin inhibiting compounds, related international filings under the Patent Cooperation Treaty (“PCT”), continuations and certain other patents and patent applications.

In consideration, we issued 508,416 shares of our common stock to McGill. We also agreed to pay to McGill future royalties of 2% of any gross revenues from the use of the technology and compounds. In addition, should we fail to meet certain development milestones, we are required to pay CAD$200,000 if we have not commenced Phase III clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2006. Pursuant to the agreement, we agreed to fund research at McGill over a period of 10 years totaling CAD$3.3 million. Annual funding commenced in 2001, the first year of the agreement, for a total of CAD$200,000, and increases annually by 10% through 2010, when the required annual funding reaches CAD$ 660,000. This research commitment can be deferred in any given year if it would exceed 5% of our cash and cash equivalents. To date, there have been no deferrals and we have paid out approximately CAD$0.9 million in research funding to McGill pursuant to this agreement and other research-related payments. Pursuant to the terms of the agreement, we are entitled to intellectual property rights that result from this research.

The term of the general collaboration agreement expires on September 23, 2028, unless earlier terminated by operation of law or as provided in the agreement. The agreement is terminable by either Adherex or McGill in the event of an uncured breach by either party after 60 days prior written notice. We also have the right to terminate the agreement at any time after September 2006 upon 60 days prior written notice to McGill.

Exclusive License Agreement with Rutgers, The State University of New Jersey

In November 2002, we acquired an exclusive license agreement with Rutgers through our acquisition of Oxiquant, which had entered into the license agreement with Rutgers in April 2001. Pursuant to the license agreement, Rutgers granted us an exclusive worldwide license to “Novel Redox Clamping Agents and Uses Thereof” (U.S. Provisional Patent Application Number 60/120,128, U.S. Patent Application Number 10/228,644, international filings under the PCT, continuations and certain other patent applications).

In consideration, Rutgers was issued 500,000 shares of common stock of Oxiquant, which were subsequently converted upon our acquisition of Oxiquant into 764,264 shares of Adherex common stock and warrants to purchase 43,899 shares of Adherex common stock at CAD$3.59 per share until May 20, 2007. In addition, we are required to make the following milestone payments: (i) $25,000 upon completion of the first clinical trial performed in compliance with FDA or corresponding foreign health authority requirements, in a small number of patients to determine the metabolism and pharmacological actions of doses, (ii) $50,000 upon commencement of the first Phase III clinical trial or equivalent, (iii) $100,000 upon receipt of market approval in the first major market country, (iv) $200,000 upon receipt of market approval in the second major market country, and (v) $300,000 on receipt of market approval in the third major market country. We are also required to pay an annual license maintenance fee on each anniversary of the agreement, starting at $5,000 in 2002 and increasing by $5,000 on each subsequent anniversary through the fifth anniversary. After completion of the fifth anniversary, and on each subsequent anniversary, the annual license maintenance fee shall be $50,000, but is generally creditable against royalties. Pursuant to the terms of the agreement, we are required to pay to Rutgers a 4% running royalty on net sales for any licensed products semiannually, and a 20% non-running royalty on any consideration received from sublicensing or transferring of the licensed technology. Through December 31, 2005, we have paid license maintenance fees totaling $45,000 under this agreement.

        The term of the license agreement expires on the date of the last to expire claim(s) covered in the patents licensed to us in each country in the world in which there are intellectual property rights covered by the license, unless earlier terminated by operation of law or as provided in the agreement. The agreement is terminable by either Adherex or Rutgers in the event of an uncured breach by either party after 60 days prior written notice. We also have the right to terminate the agreement at any time upon 90 days prior written notice to Rutgers.

License Agreement with Oregon Health & Science University

In November 2002, we acquired an exclusive license agreement with OHSU through our acquisition of Oxiquant, which had entered into the license agreement with OHSU in September 2002. Pursuant to the license agreement, OHSU granted us an exclusive worldwide license to intellectual property surrounding work done by Dr. Edward Neuwelt with respect to thiol-based compounds and their use in oncology. In consideration, OHSU was issued 250,250 shares of common stock of Oxiquant which were subsequently converted upon the acquisition of Oxiquant into 382,514 shares of Adherex common stock and warrants to purchase 21,971 shares of Adherex common stock at CAD$3.59 per share until May 20, 2007. In addition, we are required to make the following milestone payments: (i) $50,000 upon completion of Phase I clinical trials, (ii) $200,000 upon completion of Phase II clinical trials, (iii) $500,000 upon completion of Phase III clinical trials and (iv) $250,000 upon the first commercial sale for any licensed product. We are also required to pay OHSU a 2.5% royalty on net sales of any licensed products and a 15% royalty on any consideration received from sublicensing of the licensed technology.

The term of the license agreement expires on the date of the last to expire claim(s) covered in the patents licensed to us, unless earlier terminated as provided in the agreement. The agreement is terminable by OHSU in the event of a material breach of the agreement by us or our sublicensees after 60 days prior written notice from OHSU. We have the right to terminate the agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the agreement.

License Agreement with GlaxoSmithKline

In July 2005, we entered into a license and development agreement with GSK covering two drugs, eniluracil and ADH-1 with potential development and sales milestones totaling up to approximately $220.0 million. The agreement included the in-license of GSK’s oncology product, eniluracil, by Adherex and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1. Under the agreement, Adherex received an exclusive license to develop eniluracil for all indications, and GSK retained options to buy back eniluracil at various points in its development. If GSK exercises any of its options on eniluracil, Adherex may receive development and sales milestone payments of up to approximately $120.0 million in aggregate, plus up to double-digit royalties on sales, depending upon if and when an option is exercised. Under the terms of the agreement, should GSK not exercise any options to buy-back its rights relating to eniluracil, we would be free to develop eniluracil alone or with other partners. If we file a NDA with the FDA, the Company may be required to pay milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success we may be required to pay up to an additional $70.0 million in development and sales milestones, for the initially approved indication, plus double digit royalties based on net annual sales. If we pursue other indications, we may be required to pay up to an additional $15.0 million to GSK per FDA-approved indication. The agreement also granted to GSK an option to receive a worldwide, exclusive license for Adherex’s lead biotechnology compound, ADH-1. If GSK exercises its ADH-1 option, Adherex may receive upfront, development and sales milestone payments of up to approximately $100.0 million in aggregate plus double-digit royalties on sales.

Competition

Competition in the biotechnology and pharmaceutical industries is intense and characterized by the rapid advancement of technology. We expect that if any of our product candidates achieve regulatory approval for sale, they will compete on the basis of drug efficacy, safety, patient convenience, reliability, ease of manufacture, price, marketing, distribution and patent protection, among other variables. Our competitors may develop technologies or drugs that are more effective, safer or affordable than any we may develop.

There are a number of different approaches to the development of therapeutics for the treatment of cancer that are currently being used and studied. These approaches include: (i) surgery to excise the cancerous tissue; (ii) radiation therapy, which attacks cancerous cells but does not easily distinguish between healthy and diseased cells; (iii) chemotherapy, which works by preventing a cancerous cell from dividing or by killing cells that divide; (iv) immunotherapy, which stimulates the body’s immune system to respond to the disease; and (v) hormone therapy, which may slow the growth of cancer cells or even kill them.

We are aware of a number of companies engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Genentech, Merck & Co., NeoPharm, Novartis, Johnson & Johnson, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche and Sanofi-Aventis. Some of these companies have products that have already received, or are in the process of receiving, regulatory approval or are in later stages of clinical development. Many of them have greater financial resources than we do. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be viewed as competitors. However, we are not aware of any other N-cadherin targeted compound in clinical trials. Because cancer treatment often consists of using different drug combinations, it is possible that agents that are either marketed (e.g., Taxotere or Avastin) or investigational could be combined with ADH-1 (after achievement of applicable regulatory requirements) in an effort to improve the efficacy in comparison to the agents used alone. In other words, while a drug with a similar mechanism of action, or with anti-tumor activity in a disease where ADH-1 is also shown to be active, could be viewed as a potential competitor when both drugs are used alone, the combination could prove to be superior to the current standard of care.

        We are aware of at least four companies, AstraZeneca, Aventis, OXiGENE and Roche which are clinically developing cancer angiolytics. Their product candidates are tubulin depolymerizing agents which destroy the scaffold-like structure that supports the lining cells (endothelial cells) of blood vessels, causing the endothelial cells to round and cutting off blood flow through the blood vessel. They thus cut off a tumor’s blood supply and lead to tumor cell death. Some other angiolytic agents are known to us to be in preclinical development, including antibodies to tumor blood vessel wall components and agents linked with liposomal cytotoxic agents, but little information about these agents is publicly available at this time. These competing angiolytics work in a very different manner than ADH-1 and, to our knowledge, we are the only company approaching tumor angiolysis from the perspective of peptide-based cadherin antagonism, or the disruption of tumor blood vessels by inhibiting the proteins that hold the blood vessels together. Tumor angiolysis is an emerging field, and our competitors’ tubulin depolymerizing agents, like our drug candidates, are still in clinical development. To our knowledge, no angiolytic products have entered Phase III; however Oxigene has announced its intention to conduct a Phase III study in the United Kingdom (“UK”) with its angiolytic agent. Accordingly, it is premature to speculate on the potential advantages and disadvantages of different angiolytic agents because the efficacy and tolerability profiles of these agents are not yet publicly available. Our competitors might obtain regulatory approval for their drug candidates sooner than we do, and/or their drugs may prove to be more competitive than ours.

Anti-angiogenic compounds, which aim to prevent the growth of new tumor vessels, may compete with angiolytic compounds like ADH-1, but they may also be complementary. For instance, it may be useful to consider the use of an anti-angiogenic agent in sequential therapy with an angiolytic agent as a way to initially destroy existing tumor vessels and subsequently prevent new tumor blood vessel growth.

Programmed cell death or apoptosis has a critical role in the maintenance of healthy tissues. It is being increasingly recognized that defects in apoptotic mechanisms and pathways commonly occur to allow cancer cells to survive, flourish and accumulate – in fact, the defects in the apoptotic pathways are fundamental properties of cancer biology. In recent years, the molecular underpinning of apoptosis pathways has received considerable attention and provides another opportunity for potential therapeutic intervention by inducing apoptosis in tumor cells. Many such apoptosis inducers are in preclinical and clinical development as oncology therapeutics candidates with companies that include Sanofi-Aventis, Abbott Laboratories, Novartis, Pfizer and Merck & Co.

There are several potential therapies that may be competitive to our eniluracil with 5-FU combination strategy. Capecitabine which is marketed by Roche is an oral prodrug of 5-FU that is converted to 5-FU following absorption from the gastrointestinal tract. Capecitabine is approved by the FDA and many other regulatory agencies worldwide for use in breast and colorectal cancer. Tegafur, marketed by Bristol-Myers Squibb Company (“BMS”) is another oral 5-FU prodrug that has not been approved by the FDA, but is marketed in Japan and several European countries.

5-FU is normally rapidly metabolized and broken down by the enzyme DPD. Eniluracil is an irreversible inhibitor of DPD and its use with 5-FU leads to prolonged and elevated levels of 5-FU. Uracil is a competitive inhibitor of DPD. Although not FDA approved as a therapeutic agent, uracil has sometimes been used with 5-FU and tegafur for the treatment of certain cancers. UFT is an orally active combination of uracil and tegafur that is available in some international markets through BMS.

S-1, which is under development by BMS is an orally active combination of tegafur, a DPD inhibitor (5-chloro-2, 4-dihydrozypyidine, or CDHP) and oxonic acid, an inhibitor of phosphoribosyl pyrophosphate transferase, an enzyme that reduces the incorporation of 5-FU into RNA. S-1 is currently in clinical development. Other DPD inhibitors are in development, including a Roche molecule, Ro 09-4889, that has completed a Phase I clinical study.

We are not aware of any commercially available agents that reduce the incidence of hearing loss associated with the use of platinum-based anti-cancer agents, for which purpose we are attempting to develop STS. We are aware of one company, Sound Pharmaceuticals, that is developing agents for noise and age related hearing loss. We are also aware of research relating to the use of high doses of amifostine (a drug used to control some of the side effects of chemotherapy and radiation therapy) for the protection of hearing in connection with platinum-based chemotherapy. Cochlear implants, which are small electronic devices that are surgically placed in the inner ear to assist with certain types of deafness, are utilized to offer some relief, and other companies may seek to develop such agents in the future.

We are developing NAC as a bone marrow protectant to be used to prevent bone marrow toxicity (low white blood cells, red blood cells, and platelets) caused by certain cancer drugs. There are, however, drugs approved or in clinical development for the prevention or treatment of thrombocytopenia (low platelet count caused by various anti-cancer therapies), including Wyeth’s Neumega and Amgen’s AMG 531. Platelet transfusions are also a common practice, and other companies may attempt to develop platelet protectants in the future to decrease the need for platelet transfusions. There are drugs that are approved for the treatment of a low neutrophil count, including Amgen’s Neumega and Neulasta. Approved drugs used for the treatment of chemotherapy-induced anemia include Ortho Biotech’s Procrit and Amgen’s Aranesp.

Many chemotherapeutic agents are currently available and numerous others are being developed. However, cancer as a disease is not currently controlled by any one anti-cancer agent, and there is typically a need for several agents at any one time and over time, different regimens and cocktails of agents are often used.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. Also, many of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. To date, our license and development agreement with GSK is the only such collaboration we have but it does not provide any ongoing funding or direct support for our current clinical programs but rather milestones and royalties upon the exercise of options by GSK. We may rely on third parties to commercialize any products we develop, and our success will depend in large part on the efforts and competitive merit of these collaborative partners. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we may develop.

Government Regulation

The production and manufacture of our product candidates and our research and development activities are subject to regulation for safety, efficacy and quality by various governmental authorities around the world.

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

Generally, the steps required for drug approval in Canada and the United States, specifically in cancer related therapies, include:

Preclinical Studies: Preclinical studies, also known as non-clinical studies, primarily involve evaluations of pharmacology, toxic effects, pharmacokinetics and metabolism of a drug in animals to provide evidence of the relative safety and bioavailability of the drug prior to its administration to humans in clinical studies. A typical program of preclinical studies takes 18 to 24 months to complete. The results of the preclinical studies as well as information related to the chemistry and comprehensive descriptions of proposed human clinical studies are then submitted as part of the IND application to the FDA, the CTA to the TPD, or similar submission to other foreign regulatory bodies. This is necessary (in Canada, the United States and most other countries) prior to undertaking clinical studies. Additional preclinical studies are conducted during clinical development to further characterize the toxic effects of a drug prior to submitting a marketing application.

Phase I Clinical Trials: Most Phase I clinical trials take approximately one year to complete and are usually conducted on a small number of healthy human subjects to evaluate the drug’s safety, tolerability and pharmacokinetics. In some cases, such as cancer indications, Phase I clinical trials are conducted in patients rather than healthy volunteers.

Phase II Clinical Trials: Phase II clinical trials typically take one to two years to complete and are generally carried out on a relatively small number of patients (generally between 15 and 50 patients) in a specific setting of targeted disease or medical condition, in order to provide an estimate of the drug’s effectiveness in that specific setting. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a somewhat larger group of patients. Phase II testing frequently relates to a specific disease, such as breast or lung cancer. Some contemporary methods of developing drugs, particularly molecularly targeted therapies, do not require broad testing in specific diseases, and instead permit testing in subsets of patients expressing the particular marker. In some cases, such as cancer indications, the company sponsoring the new drug may submit a marketing application to seek accelerated approval of the drug based on evidence of the drug’s effect on a “surrogate endpoint” from Phase II clinical trials. A surrogate endpoint is a laboratory finding or physical sign that may not be a direct measurement of how a patient feels, functions or survives, but is still considered likely to predict therapeutic benefit for the patient. If accelerated approval is received, the company sponsoring the new drug must continue testing to demonstrate that the drug indeed provides therapeutic benefit to the patient.

Phase III Clinical Trials: Phase III clinical trials typically take two to four, or even more years to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease. These studies involve conducting controlled testing and/or uncontrolled testing in an expanded patient population (several hundred to several thousand patients) at separate test sites (multi-center trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labeling. Phase III trials are generally the most time consuming and expensive part of a clinical trial program. In some instances, governmental authorities (such as the FDA) will allow a single Phase III clinical trial to serve as a pivotal efficacy trial to support a marketing application, which is called a New Drug Application or NDA in the U.S.

Marketing Application/NDA: Upon completion of Phase III clinical trials, the pharmaceutical company sponsoring the new drug assembles all the chemistry, preclinical and clinical data and submits it to the TPD or the FDA as part of a New Drug Submission in Canada or a New Drug Application in the United States. The marketing application is then reviewed by the regulatory body for approval to market the product. The review process generally takes 12 to 18 months.

Any clinical trials that we conduct may not be successfully completed, either in a satisfactory time period or at all. The typical time periods described above may vary substantially and may be materially longer. Also, the FDA and its counterparts in other countries have considerable discretion to discontinue trials if they become aware of any significant safety issues or convincing evidence that a therapy is not effective for the indication being tested. The FDA and its counterparts in other countries may not (i) allow clinical trials to proceed at any time after receiving an IND, (ii) allow further clinical development phases after authorizing a previous phase, or (iii) approve marketing of a drug after the completion of clinical trials and submission of an NDA.

While both European and U.S. regulatory systems require that medical products be safe, effective, and manufactured according to high quality standards, the drug approval process in Europe differs from that in the United States and Canada and may require us to perform additional preclinical or clinical testing regardless of whether FDA or TPD approval has been obtained. The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA or TPD approval. European Union Regulations and Directives generally classify health care products either as medicinal products, medical devices or in vitro diagnostics. For medicinal products, marketing approval may be sought using either the centralized procedure of the European Agency for the Evaluation of Medicinal Products (“EAEM”) or the decentralized, mutual recognition process. The centralized procedure, which is mandatory for some biotechnology derived products, results in an approval recommendation from the EAEM to all member states, while the European Union mutual recognition process involves country by country approval.

C. Organizational structure

We carry on operations in Canada and the United States through our parent company, Adherex Technologies Inc., a wholly owned Canadian subsidiary, Cadherin Biomedical Inc., and through two wholly owned Delaware subsidiaries, Oxiquant, Inc. and Adherex, Inc.

D. Property, plant and equipment

We lease two facilities, one of which we sublease to another tenant. The facility we occupy has approximately 18,272 square feet of laboratory and office space in Research Triangle Park, North Carolina and has current monthly lease payments of $13,000 and the lease expires in August 2012. The subleased space consists of approximately 7,636 square feet of laboratory and office space and the current monthly payments are $8,930 and the lease expires in March 2010 and is sublet through March 2008. The sublease agreement is on the same terms as our original lease.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Presentation

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with our December 31, 2005 audited consolidated financial statements and the related notes, which are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). A reconciliation from Canadian GAAP to United States (“U.S.”) GAAP can be found in Item 18, “Financial Statements,” footnote 20. All references to “years,” unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2004, ended on June 30.

The year ended December 31, 2005 (“fiscal 2005”) represents the first full year since we changed our fiscal year end to December 31 from June 30. The six-month period ended December 31, 2004 was our transition year and covered the period July 1, 2004 through December 31, 2004 (“six-month fiscal transition 2004”). For ease of reading of MD&A we refer throughout to the periods reported as follows:

January 1, 2005 – December 31, 2005	Fiscal 2005
July 1, 2004 – December 31, 2004	Six-Month Fiscal Transition 2004
July 1, 2003 – June 30, 2004	Fiscal 2004
July 1, 2002 – June 30, 2003	Fiscal 2003

Functional and Reporting Currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar (“CAD”) to the U.S. dollar because the majority of its transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the U.S. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency. The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and total $5,850 at December 31, 2004 and 2005. Unless otherwise stated all amounts are in U.S dollars.

Share Consolidation

On July 20, 2005, we announced that our Board of Directors had approved a share consolidation of our common stock at a ratio of one-for-five. The share consolidation had previously been approved by our shareholders at the Annual and Special Meeting held on April 29, 2005. The share consolidation became effective at the close of business on July 29, 2005 and reduced the number of shares of common stock then outstanding from approximately 213 million to approximately 43 million. The share consolidation equally affected all of our common shares, stock options and warrants outstanding at the effective date. The number of shares of our common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding, as well as per share data and per stock option data, have been retroactively adjusted for all periods presented to reflect the one-for-five share consolidation.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding our financial condition and the results of operations that involve significant risks and uncertainties, some of which are outside of our control. We are subject to risks associated with the biopharmaceutical industry, including risks inherent in research and development, preclinical testing, manufacture of drug substance to support clinical studies, toxicology studies, clinical studies of our compounds, uncertainty of regulatory agencies, enforcement and protection of our patent portfolio, the need for future capital, potential competitors, the ability to attract and maintain collaborative partners, dependence on key personnel, and the ability to successfully market our drug compounds. Our actual results might differ materially from those expressed or implied in these forward-looking statements. For further information regarding such risks, please refer to 3.D., “Risk Factors.”

2005 Key Company Accomplishments

•	Entered into a development and license agreement with GlaxoSmithKline (“GSK”) covering two drugs, eniluracil and ADH-1. The agreement includes the in-license of GSK’s oncology product, eniluracil, by Adherex and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1.

•	Closed an $8.5 million private placement in July 2005, which included a $3.0 million investment by GSK.

•	Initiated several clinical trials of ADH-1 as a single agent, including: a Phase II trial in Canada with dosing once every three weeks and a Phase Ib/II clinical trial in Europe exploring dosing once a week.

•	Presented our global development plans for eniluracil, including data which indicate that the dose, dose ratio, and schedule of administering eniluracil and 5-fluorouracil (“5-FU”) are critical to achieving the optimal therapeutic effectiveness of the combination. Adherex anticipates returning eniluracil to Phase III trials as early as 2007.

•	Received an investigational new drug application (“IND”) clearance from the Food and Drug Administration (“FDA”), enabling Adherex to commence U.S.-based clinical trials of eniluracil.

•	Received Orphan Drug Designation (“ODD”) from the FDA for the use of eniluracil in combination with fluoropyrimidines (including 5-FU) for the treatment of hepatocellular (liver) cancer.

•	Presented clinical data on our Phase I trial of ADH-1 at the 2005 ASCO Annual Meeting indicating that ADH-1 was well tolerated and showed evidence of anti-tumor activity in three patients with advanced chemotherapy resistant cancer; with one of these patients achieving a rapid and durable partial response, defined as a reduction of at least 50% in tumor size. Subsequently, we reported evidence of anti-tumor activity in two additional patients in our Phase I experience, for a total of five patients.

Overview

We are a biopharmaceutical company focused on cancer therapeutics with a preclinical and clinical portfolio. The following product candidates are in clinical development:

•	ADH-1 (Exherin™) is a molecularly targeted anti-cancer drug currently in Phase Ib/II and Phase II clinical studies. ADH-1 is a small peptide that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells. We could start a monotherapy Phase III program for ADH-1 as early as 2007.

•	Eniluracil is a dihydropyrimidine dehydrogenase (“DPD”) inhibitor that was previously under development by GSK for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely-used oncology agents and a current first-line therapy for a variety of cancers including, colon, rectal, breast, head and neck, and ovarian. We are implementing an accelerated development program to support the initiation of a Phase III clinical program that we anticipate to commence as early as 2007.

•	Sodium Thiosulfate (“STS”) is a chemoprotectant which has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University (“OHSU”) to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anti-cancer agents. We continue to work with the Children’s Oncology Group to initiate a randomized STS trial in children.

•	N-Acetylcysteine (“NAC”) is a bone marrow protectant that is the subject of ongoing Phase I investigation at OHSU under investigator IND for use as a bone marrow protectant in the context of platinum-based chemotherapy.

We also have a preclinical program which includes (i) backup peptides and small chemical molecule successors to ADH-1, (ii) molecules targeted to inhibiting the metastatic spread of some cancers and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized peptide antagonists and agonists for a wide array of cadherin adhesion molecules, which will facilitate our efforts to select other drug candidates to move into clinical development, particularly in the following three areas:

•	Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1, these molecules are not peptides but are smaller and simpler in structure. Small chemical molecules are often (i) active after oral administration, (ii) more stable and (iii) have different potency and toxicity profiles than peptides. In 2006, we plan to advance our lead candidate from this program through the preclinical development and toxicology studies required for an IND application which we expect to file with the FDA in the first half of 2007.

•	OB-cadherins. Another family of cadherins, OB-cadherin, is reported to be involved through several mechanisms in the metastatic spread of certain cancers to sites distant from the original tumor. Metastatic disease is a major determinant of a patient’s survival and quality-of-life. We are developing OB-cadherin peptides and small molecule antagonists to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

•	VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have designed peptide VE-cadherin antagonists that are under preclinical investigation as vascular targeting agents in cancer. We believe that the development of VE-cadherin antagonists may be synergistic with N-cadherin antagonists.

In addition to our own development efforts, we intend to continue to pursue collaborations with other pharmaceutical companies, government entities or corporate collaborators with respect to these and other cadherin agonist and antagonist molecules. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have exclusively licensed.

We have not received any revenues to date through the sale of products and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with funding, such as licensing fees, milestone payments, royalties, upfront payments or otherwise. As of December 31, 2005, our deficit accumulated during development stage was $52.4 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, research contracts, toxicology studies, and internal and outsourced laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses include expenses associated with headcount and facilities, recruitment of staff, insurance and other administrative matters associated with our facilities in the Research Triangle Park, N.C. (“RTP”) in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired through our acquisition of Oxiquant, Inc. (“Oxiquant”) in November 2002 and the loss on impairment of mesna, resulting from the lack of current plans to advance mesna to the next stage of development. Settlement of Cadherin Biomedical Inc. (“CBI”) litigation expense refers to our acquisition of CBI to reacquire the non-cancer intellectual property rights relating to our cadherin technology and to settle the lawsuit between CBI and Adherex.

Drug development timelines and expenses are variable and collaborative arrangement milestone payments occur only when the relevant milestone is achieved. Management may in some cases be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected. Due to the differing lengths of reporting financial periods in the MD&A, results in this period are not directly comparable. Accordingly, percentage and amount of changes in these results in these periods are not meaningful. Where applicable, useful comparisons may be possible through annualizing the six-month fiscal transition 2004 period by multiplying those results by two. This method, however, does not reflect actual results for the extrapolated periods.

GlaxoSmithKline Relationship

On July 14, 2005, we entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1. As part of the transaction, GSK invested $3.0 million in our July 2005 Private Placement – see “Liquidity and Capital Resources” section below. Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. If GSK exercises an option to buy-back eniluracil, Adherex could receive upfront payments, development milestone payments and sales milestone payments of up to $120 million in aggregate, plus up to double-digit royalties on annual net sales, dependent upon if and when in the compound’s development an option is exercised. In addition, if GSK elects to buy-back eniluracil, GSK would become responsible for all further development and associated expenses. If GSK does not exercise any of its buy-back options, Adherex would be free to develop eniluracil alone or with other partners and would be required to pay GSK development and sales milestones and double-digit royalties.

Adherex also granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. If the ADH-1 option is exercised, a series of upfront payments, development milestone payments and sales milestone payments to Adherex would be triggered of up to approximately $100 million in aggregate plus double-digit royalties on annual net sales. In addition, if GSK exercises the ADH-1 option, GSK would become responsible for all further development and associated expenses of the ADH-1 development program.

Executive Financial Overview

The following table presents certain financial information for the year ended December 31, 2005, the six-month fiscal transition 2004 ended December 31, 2004 and the years ended June 30, 2004 and 2003 (U.S. dollars in thousands):

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Year Ended June 30, 2003
Revenue	$—	$—	$—	$—
Operating expenses:
Research and development	12,441	3,443	3,561	2,745
General and administration	3,182	2,727	3,481	1,996
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265

Loss from operations	(18,346)	(7,404)	(9,365)	(6,006)

Loss on impairment of intellectual property	(3,539)	—	—	—
Settlement of Cadherin Biomedical Inc. litigation	—	(1,283)	—	—
Interest expense	(11)	—	(331)	(11)
Interest income	361	171	162	72

Loss before income taxes	(21,535)	(8,516)	(9,534)	(5,945)
Recovery of future income taxes	2,290	451	849	462

Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)

Net Loss and Cash Flow from Operations

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The net loss for the fiscal year ended December 31, 2005 was $19.2 million as compared to $8.1 million for the six-month fiscal transition 2004. The increase in the fiscal 2005 net loss relates to the difference in reporting periods between the two fiscal periods and increased R&D spending relating to ADH-1 and eniluracil. In addition, during the fiscal year 2005 we recorded an impairment charge of $3.5 million associated with the intellectual property relating to the mesna compound, for which we do not have any further developmental plans. At December 31, 2005, we determined that the carrying value of the intellectual property related to mesna was fully impaired. The impairment was based on the lack of further developmental plans resulting from the addition of eniluracil to our R&D portfolio and the financial resources additionally devoted to the development of ADH-1. G&A expenses for the fiscal 2005 were lower than the six-month fiscal transition 2004 amounts on an annualized basis primarily due to costs associated with our move from Canada to the U.S. in 2004.

Cash used in operating activities for fiscal year 2005 totaled $12.3 million or approximately $1.0 million per month. Non-cash items included in the net loss of $19.2 million in the fiscal year 2005 included $2.7 million for the amortization of intellectual property, $3.5 million for the impairment of intellectual property relating to mesna, $1.4 million of expense relating to stock options issued to employees and $0.3 million of expense relating to stock options issued to consultants. Cash used in operating activities for the six-month fiscal transition 2004 totaled $4.7 million. Non-cash items included in the net loss of $8.1 million for the six-month fiscal transition 2004 included $1.2 million for the amortization of intellectual property, CBI litigation expense with a stock value of $1.3 million and $0.6 million of expense relating to stock options issued to employees.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The net loss for the six-month fiscal transition 2004 was $8.1 million as compared to $8.7 million for the fiscal year ended June 30, 2004. If the $8.1 million net loss for the six-month fiscal transition 2004 was annualized, the amount would be $16.2 million, representing a significant increase over the $8.7 million net loss for the fiscal year ended June 30, 2004. The primary reasons for this increase in the six-month fiscal transition 2004 are due to increased R&D activities associated with ADH-1, increased G&A expenses associated with the move from Canada to the U.S. and the $1.3 million charge associated with the common stock issuance to settle the CBI litigation.

Cash used in operating activities for the six-month fiscal transition 2004 totaled $4.7 million, as compared to $6.0 million for the fiscal year ended June 30, 2004. Non-cash items included in the net loss of $8.7 million for the fiscal year ended June 30, 2004 primarily consisted of $2.3 million associated with the amortization of the intellectual property rights.

Fiscal 2004 versus Fiscal 2003

The net loss for the fiscal year ended June 30, 2004 was $8.7 million as compared to $5.5 million for the fiscal year ended June 30, 2003. The increase is primarily due to increased R&D expenses associated with ADH-1 and STS, increased G&A expenses associated with the move to the U.S. from Canada and a full year of amortization of intellectual property during fiscal 2004.

Cash used in operating activities for the fiscal year ended June 30, 2004 totaled $6.0 million, as compared to $4.6 million for the fiscal year ended June 30, 2003. Non-cash items included in the net loss of $5.5 million for the fiscal year ended June 30, 2003 primarily consist of $1.3 million associated with the partial year of amortization of intellectual property from the acquisition of Oxiquant in November 2002, which consisted of an exclusive worldwide license to mesna from Rutgers, The State University of New Jersey (“Rutgers”), and certain intellectual property from OHSU relating to the use of STS and NAC.

Research and Development Expense

Fiscal 2005 versus Six-Month Fiscal Transition 2004

R&D expense for the fiscal year ended December 31, 2005 totaled $12.4 million as compared to $3.4 million during the six-month fiscal transition 2004 representing a significant increase even if the $3.4 million six-month amount was annualized to $6.8 million. The increase is primarily due to the advancement of ADH-1 and the acquisition of eniluracil as part of the GSK transaction and subsequent clinical advancement. During fiscal 2005, we initiated the Phase Ib/II programs and Phase II programs for ADH-1 thereby increasing the ADH-1 expense. The advancement of these clinical programs resulted in the additional expense associated with preclinical support and the manufacture of drug substance for ADH-1. In total, approximately $8.2 million in internal and external financial resources were devoted to ADH-1 during fiscal year 2005. In addition, we commenced the Phase I program for eniluracil, along with the necessary preclinical activities to support the clinical programs. In total we dedicated approximately $2.6 million in internal and external financial resources to the eniluracil compound.

The R&D expense of $3.4 million incurred during the six-month fiscal transition 2004 was primarily associated with the Phase I program for ADH-1, which included the clinical activities, preclinical support for the Phase I studies and the manufacture of drug substance for the ADH-1 program. R&D expenditures were offset by investment tax credits during the fiscal 2005 and six-month fiscal transition 2004 by nil and $ 0.2 million, respectively.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

R&D expense for the six-month fiscal transition 2004 totaled $3.4 million as compared to $3.6 million for the fiscal year ended June 30, 2004. If the six-month fiscal transition 2004 amount of $3.4 million was annualized to $6.8 million it would represent a significant increase over fiscal 2004. The primary reason for the increase in R&D spending is attributed to the fact we obtained funding in December 2003 and May 2004 and thus were able to carry-out the drug development plan during the six-month fiscal transition 2004. R&D expense consisted primarily of preclinical, clinical and drug manufacture activities associated with the advance of ADH-1. R&D expenditures were offset by investment tax credits during the six-month fiscal transition 2004 and fiscal year 2004 by $0.2 million and $0.1 million, respectively.

Fiscal 2004 versus Fiscal 2003

R&D expense for fiscal 2004 totaled $3.6 million as compared to $2.7 million in fiscal 2003. The increase in spending is primarily driven by the additional financial resources available in fiscal 2004, the advancement of ADH-1 during 2004 from a preclinical to a clinical orientation, the closure of the Ottawa facilities and associated headcount reduction during 2003.

R&D expense for fiscal 2004 consisted of the manufacture of drug substance, employee compensation and contract research organizations. During fiscal 2003, R&D expense consisted primarily of employee compensation in support of preclinical activities.

General and Administration Expense

Fiscal 2005 versus Six-Month Fiscal Transition 2004

G&A expense in fiscal 2005 totaled $3.2 million as compared to $2.7 million in the six-month fiscal transition 2004. If the $2.7 million G&A expense in the six-month fiscal transition 2004 was annualized it would equate to approximately $5.4 million, which would have been greater than fiscal 2005. The primary reasons for this difference includes higher employee stock compensation expense recorded in G&A during the six-month fiscal transition 2004, as compared to fiscal 2005, additional expense in the six-month fiscal transition 2004 for the establishment of offices in the U.S., severance payments in the six-month fiscal transition 2004 associated with the closing of the Ottawa office and relocation expense in the six-month fiscal transition 2004 associated with the relocation of certain employees from Canada to the United States.

G&A expense in fiscal 2005 primarily consisted of employee compensation, external professional fees and other administrative activities. For the six-month fiscal transition 2004, G&A expense primarily consisted of expenses associated with the relocation from Canada to the U.S.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

G&A expense in the six-month fiscal transition 2004 totaled $2.7 million as compared to $3.5 million in fiscal 2004. If the $2.7 million in the six-month fiscal transition 2004 is annualized it would equate to approximately $5.4 million which would represent an increase as compared to fiscal 2004. The primary reason for the difference is that activities were curtailed because of a lack of funds in fiscal 2004 and the additional expense in the six-month fiscal transition 2004 associated with the move to the U.S. from Ottawa.

G&A expense in the six-month fiscal transition 2004 primarily consisted of employee compensation, external professional fees and other administrative activities. G&A expense for fiscal 2004 primarily consisted of costs associated with the establishment of the U.S. operations.

Fiscal 2004 versus Fiscal 2003

G&A expense in fiscal 2004 totaled $3.5 million as compared to $2.0 million in fiscal 2003. The increase is primarily related to the establishment of our presence in the U.S., relocation of certain staff to the U.S. from Canada and recruitment expense associated with the building of the U.S. staff. In addition, the improved liquidity due to December 2003 and May 2004 financings provided the funds necessary for these activities to occur.

G&A expense for fiscal 2004 primarily consisted of costs associated with the establishment of the U.S. operations. G&A expense in fiscal 2003 primarily consisted of the termination of the Company’s former Chief Executive Officer, outside professional fees and employee compensation.

Amortization of Acquired Intellectual Property Rights

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The expense associated with the amortization of intellectual property rights was $2.7 million in fiscal 2005 as compared to $1.2 million for the six-month fiscal transition 2004. The expense relates to the value of anti-cancer intellectual property acquired in the acquisition of Oxiquant in November 2002 that is being amortized on a straight-line basis over a 10-year period. The increase is due to twelve months in fiscal 2005 as compared to six-months in the six-month fiscal transition 2004.

As a result of the addition of eniluracil to the Company’s R&D portfolio, along with the financial resources devoted to the development of ADH-1, we currently do not have any further developmental plans for mesna. Therefore at December 31, 2005, we determined that the carrying value of the intellectual property relating to mesna, which had a book value of $3.5 million and a recovery of future income tax benefit of $1.3 million, was fully impaired. Therefore, we expensed the amount and included the write-off in the Statement of Operations. Should the facts and circumstances change, we could reinitiate the mesna development program as we continue to have rights to the compound under our license agreement with Rutgers. The remaining acquired intellectual property is estimated to be amortized at $2.2 million per year on a straight-line basis for its remaining life of approximately six and one-half years.

Future taxes recovered totaled $2.3 million for fiscal 2005 as compared to $0.5 million in the six-month fiscal transition 2004. The recovery of future taxes, as recognized on the balance sheet, relates to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that will be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of our other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

In addition, as of December 31, 2005, we had $17.4 million in unrecorded net tax assets arising primarily from tax loss carry forwards and scientific research and experimental development expenses which cannot be recognized until it is more likely than not that these assets will be realized.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The expense associated with the amortization of intellectual property rights was $1.2 million in the six-month fiscal transition 2004 as compared to $2.3 million for the fiscal 2004. The difference is due to the six months of expense during the six-month fiscal transition 2004 versus twelve months in the fiscal 2004.

Fiscal 2004 versus Fiscal 2003

The expense associated with the amortization of intellectual property rights was $2.3 million in the fiscal 2004 as compared to $1.3 million for the fiscal 2003. The difference is due to the fact the Oxiquant merger was completed in November 2003 hence there was only a partial year of amortization as compared to a full year during fiscal 2004.

Settlement of Cadherin Biomedical Inc. Litigation

Adherex acquired CBI in December 2004 to settle the litigation between the two companies and to re-acquire the non-cancer rights relating to our cadherin-based intellectual property. We believe the reacquisition of non-cancer rights may be beneficial when seeking any future collaborations with other pharmaceutical and biotech companies.

We have recorded the issuance of common shares of Adherex to acquire CBI for approximately $1.2 million and the associated transaction expenses of approximately $0.1 million as settlement of CBI litigation on our Statement of Operations, resulting in an expense of $1.3 million for the six-month fiscal transition 2004. There were no such charges in any other periods during the Company’s history.

Interest Expense

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The interest expense recorded in fiscal 2005 related to certain leasehold improvements being financed by our landlord on our facility in the U.S. There were no interest expenses incurred during the six-month fiscal transition 2004. Because we have subleased the facility and the loan payments were assumed by the tenant who subleased the facility, we do not anticipate future interest expense charges relating to this facility unless the tenant defaults on their payments.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

There were no interest expenses incurred during the six-month fiscal transition 2004 and $0.3 million incurred during fiscal 2004. This fiscal 2004 expense relates to the accretion of a portion of the face value of the convertible notes issued in June 2003 and December 2003 ascribed to the note’s equity-like features. The notes were converted into equity in December 2003 and therefore did not accrue future interest expense.

Fiscal 2004 versus Fiscal 2003

During fiscal 2004 we had $0.3 million of interest expense relating to the convertible notes issues in June and December 2003. The minor interest expense recorded in fiscal 2003 related to the financing of leasehold improvements in the Ottawa facility.

Interest Income

Fiscal 2005 versus Six-Month Fiscal Transition 2004

Interest income was $0.4 million for fiscal 2005 and $0.2 million for the six-month fiscal transition 2004. A lower cash balance during the fiscal 2005 was offset by the higher interest yields during fiscal 2005.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

Interest income for the six-month fiscal transition 2004 and fiscal 2004 was $0.2 million for both years. If the interest income for the six-month period was annualized, it would suggest interest income of $0.4 million for an equivalent twelve-month period, which would be an increase. This increase was due to higher cash balances during the six-month fiscal transition 2004 as compared to fiscal 2004 due to the successful completion of financings in December 2003 and May 2004 and higher interest yields during the six-month fiscal transition 2004.

Fiscal 2004 versus Fiscal 2003

Interest income for fiscal 2004 was $0.2 million as compared to $0.1 million in fiscal 2003. The increase is due to lower cash balances during fiscal 2003 as compared to fiscal 2004.

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through December 31, 2005 (dollars in thousands, except per share information):

Period	Net Loss for the Period	Basic and Diluted Net Loss per Common Share
March 31, 2004	$(2,391)	$(0.08)
June 30, 2004	$(2,681)	$(0.08)
September 30, 2004	$(2,756)	$(0.08)
December 31, 2004	$(5,309)	$(0.15)
March 31, 2005	$(3,119)	$(0.09)
June 30, 2005	$(4,622)	$(0.13)
September 30, 2005	$(4,404)	$(0.11)
December 31, 2005	$(7,100)	$(0.17)

The net loss increase in the last quarter is due to the impairment of intellectual property associated with the mesna compound. It is important to note that the $3.5 million impairment charge was a non-cash expense to our Statement of Operations. In addition, R&D expenses have increased during the period from June 30, 2005 through December 31, 2005 as a result of the execution of the clinical development plans for ADH-1. Our improved liquidity from the completion of financings in December 2003, May 2004 and July 2005 has allowed for these increased R&D activities to occur.

During the quarter ended December 31, 2004, we incurred $1.3 million associated with the acquisition of CBI, which consisted of $1.2 million in common stock and $0.1 million in cash for transaction-related expenses.

Liquidity and Capital Resources

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling approximately $54.5 million through December 31, 2005. We have incurred net losses and negative cash flow from operations each year, and we have an accumulated deficit of approximately $52.4 million as of December 31, 2005. We have not generated any revenues to date through the sale of products. We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals, we achieve development milestones or receive option payments under our GSK agreement, and/or establish additional collaborations that provide us with funding, such as licensing fees, royalties, milestone payments or upfront payments.

The net cash flow used in operating activities for fiscal 2005 was $12.3 million or an average of approximately $1.0 million per month, as compared to $4.7 million for the six-month fiscal transition 2004 or an average of approximately $0.8 million per month. The increase in the average monthly net cash flow used is due to our expanding drug development activities associated with our product candidates, including the addition of eniluracil during the fourth quarter of fiscal 2005.

On July 20, 2005, we completed a private placement of equity securities totaling $8.5 million, resulting in net proceeds of $8.1 million after deducting broker fees and other expenses of $0.4 million. This financing included a $3.0 million equity investment by GSK.

As of December 31, 2005, our consolidated cash, cash equivalents and short-term investments were $13.1 million, as compared to $17.5 million at December 31, 2004. This decrease reflects the continued funding of our corporate operations including the development and advancement of our product candidates partially offset by the July 2005 Private Placement. Working capital at December 31, 2005 and December 31, 2004 was approximately $10.7 million and $16.1 million, respectively.

We believe that our cash, cash equivalents and short-term investments will be sufficient to satisfy our anticipated capital requirements until December 31, 2006. We are considering all financing alternatives, and are immediately seeking to raise additional funds for operations from current stockholders and other potential investors, most likely in a private placement of common stock. This disclosure is not an offer to sell, nor a solicitation of an offer to buy our securities. While we are striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms. At December 31, 2005, there was significant doubt that the Company would be able to continue as a going concern. The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate, and such adjustments could be material. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to achieve option payments or milestone payments under our current GSK collaboration or any other collaborations we establish that provide us with funding; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process or our commercialization activities, if any.

To finance our operations, we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the achievement of development milestones or receipt of option payments under our agreement with GSK, the establishment of additional collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available on favorable terms.

In May 2004, we terminated a CAD$0.3 million revolving line of credit with the Royal Bank of Canada that had been outstanding since 2002. In addition, through December 31, 2004, we have received in CAD$2.4 million of research tax credits including potential research tax credit receivables of CAD$0.3 million and have received CAD$0.3 million in other government grants.

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of December 31, 2005.

Financial Instruments

Our financial instruments consist primarily of short-term investments. These investments will ultimately be liquidated to support our ongoing operations.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources.

The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. Short-term investments of $1.2 million consist of corporate commercial paper with maturities at acquisition from 154 to 175 days at December 31, 2005 and were nil at December 31, 2004. The market value of the investments at December 31, 2005 approximated their book value. Short-term investments at June 30, 2004 totaled $7.1 million which consisted of corporate bonds with maturities at acquisition from 110 to 159 days. Since these investments were purchased just prior to June 30, 2004, their market value was also not significantly different from their book value.

During the fiscal year 2005, the six-month fiscal transition 2004 and fiscal 2004, we earned interest income of $0.4 million, $0.2 million and $0.2 million, respectively, on our cash, cash equivalents and short-term investments.

Leasehold Inducements

On August 31, 2005, we entered into agreements to lease a new office and laboratory facility and sublease our existing facility. As an incentive to enter into the new lease, we received free rent and capital inducements. We received a 50 percent discount for the new facility for the first 24 months of the 84-month lease term. In conjunction with the transaction, we also received inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $0.5 million and, in return, we provided furniture, equipment and leasehold improvements with a net book value of $0.2 million with an approximate fair market value of $0.1 million.

We will record rent expense on a straight line basis by accumulating the total rental payments and allocating them over the 84 month term of the lease which expires on August 31, 2012. The difference between the cash payment and lease expense will be charged to deferred lease inducements.

Contractual Obligations

Since our inception, we have not had any material off-balance sheet arrangements, and inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of December 31, 2005.

The following table represents our contractual obligations and commitments at December 31, 2005 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Englert Lease (1)	$108	$224	$205	$—	$537
Maplewood Lease (2)	143	584	755	663	2,145
McGill License (3)	311	345	382	489	1,527
OHSU License (4)	—	—	—	—	—
Rutgers License (4)	25	100	100	—	225

Total	$587	$1,253	$1,442	$1,152	$4,434

(1)	In April 2004, we entered into a lease for our facilities in RTP. Amounts shown assume the maximum amounts due under the lease. This facility has now been subleased to another company that is responsible for payments until March 31, 2008; however, in the event of their default Adherex would become responsible for the obligation. In addition, Adherex is contractually obligated under the lease until August 31, 2010.
(2)	In August 2005 we entered into a lease for new office and laboratory facilities in RTP. Amounts shown assume the maximum amounts due under the lease. We received lease and capital inducements to enter into the lease, including a 50 percent discount for the first 24 months of the 84-month lease term and capital inducements with a fair market value of $0.5 million.
(3)	Research obligations shown. Royalty payments, which are contingent on sales, are not included. Penalties for failure to achieve clinical trial progress goals are not included.
(4)	Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.

In connection with the OHSU License Agreement and the Rutgers License Agreement, we are required to pay specified amounts in the event that we achieve certain Adherex-initiated clinical trial milestones. In the near-term a potential milestone payment to OHSU of up to $0.5 million may be required if we complete a randomized clinical trial with STS in children, which has not yet commenced. There can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

Under the terms of the development and license agreement with GSK, should GSK not exercise any of its options to buy back eniluracil, we would be free to develop eniluracil alone or with other partners. If we file a New Drug Application (“NDA”) with the FDA, we may be required to pay development milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, we may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If we pursue other indications, we may be required to pay up to an additional $15.0 million to GSK per FDA-approved indication.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin targeting technology platform and include ADH-1, eniluracil, STS, NAC, mesna and various cadherin technology-based preclinical programs.

We have established relationships with contract research organizations, universities and other institutions which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our Chief Scientific Officer, other members of our executive management and our supporting scientific staff. Major development issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review.

Research and development expenses totaled $12.4 million, $3.4 million and $3.6 million and $2.7 million for the fiscal year 2005, the six-month fiscal transition 2004, fiscal 2004 and fiscal 2003, respectively.

ADH-1 is a molecularly-targeted anti-cancer drug currently in Phase Ib/II and Phase II clinical studies. We incurred $8.2 million of internal and external expenses on this compound during fiscal 2005. ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein that plays a major role in holding together and stabilizing cells that make up blood vessels and certain tumor cells.

Eniluracil, which we acquired as part of the development and license agreement with GSK, is a DPD inhibitor that was previously under development by GSK for oncology indications. During fiscal 2005 we incurred $2.6 million of internal and external expenditures for eniluracil, primarily to commence a Phase I clinical program. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely-used oncology agents and a current first-line therapy for a variety of cancers including colon, rectal, breast, head and neck and ovarian. We have obtained new proprietary data regarding the optimal usage of eniluracil in combination with 5-FU, which formed the basis of a patent application filed by us. We are implementing an accelerated development program to support the initiation of a Phase III clinical program as early as 2007; however, there can be no assurance that we will commence or complete that clinical trial when planned, if at all.

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at OHSU to reduce hearing loss in patients, both adults and children, treated with platinum-based agents. We continue to work with the Children’s Oncology Group to initiate a randomized STS trial in children.

NAC is being developed as a bone marrow protectant to prevent the bone marrow toxicity caused by certain anti-cancer drugs. Upon the completion of ongoing investigator-sponsored Phase I clinical studies at OHSU, we plan to re-evaluate the commercial potential of NAC.

Mesna was under development as a chemoenhancer directed at reducing the development of resistance by cancer cells to certain chemotherapeutics agents. Although we continue to have rights to mesna under our license agreement with Rutgers, we do not currently have any further development plans for this compound. As a result, we have recorded a loss on impairment associated with the intellectual property related to mesna during fiscal 2005 of $3.5 million. Should conditions warrant, we may elect to re-commence further development of this compound in the future.

Our preclinical pipeline includes back-up peptides and small chemical molecule successors to ADH-1, molecules being developed to inhibit the metastatic spread of some cancers; and peptides that combine both angiolytic and antiangiogenic properties.

As of December 31, 2005, our internal and external spending for each research and development program is as follows (in thousands of U.S. dollars):

	Fiscal Year Ended December 31, 2005	Six Months Ended December 31, 2004	Fiscal Years Ended June 30,		Cumulative From September 3, 1996 to December 31, 2005
			2004	2003
ADH-1	$8,248	$2,550	$2,503	$2,082	$18,991
Eniluracil	2,552	—	—	—	2,552
Other anti-cancer	374	358	341	432	2,027

Total anti-cancer	11,174	2,908	2,844	2,514	23,570

STS	472	263	628	144	1,507
Other chemoprotectants and enhancers	17	—	—	16	33

Total chemoprotectants and enhancers	489	263	628	160	1,540

Other discovery projects	778	272	89	71	2,583
Transdermal drug delivery	—	—	—	—	689

Total research and development program expense	$12,441	$3,443	$3,561	$2,745	$28,382

Critical Accounting Policies and Estimates

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on our consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2005 consolidated financial statements.

Functional and Reporting Currency

Effective January 1, 2005, the Company determined our functional currency had changed from the Canadian dollar to the U.S. dollar because the majority of its transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as our reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period, and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and totaled $5.9 million at December 31, 2005 and 2004.

Acquired Intellectual Property Rights

At December 31, 2005, our acquired intellectual property rights had a net book value of $14.2 million and relate to the intellectual property acquired in the acquisition of Oxiquant in November 2002, which include: (i) STS, a hearing protectant for patients undergoing platinum-based chemotherapy, (ii) NAC, a bone marrow protectant for patients undergoing certain chemotherapy and (iii) mesna, a chemoenhancer to reduce a cancer’s resistance to certain chemotherapy. In accordance with the Canadian Institute of Chartered Accountants (“CICA”) Section 3063 “Impairment of Long-Lived Assets,” we review our intellectual property to determine if any events or changes have impaired the carrying value of the assets. We determine impairment by comparing the undiscounted future cash flows estimated to be generated by the asset to their respective carrying amounts. At December 31, 2005, we determined the carrying value of mesna, which has a book value of $3.5 million, was fully impaired.

Subsequent to the addition of eniluracil into our development plans, we determined that we would not allocate any resources to the further development of mesna. We still retain rights to mesna under our license agreement and might elect to re-commence further development of this compound in the future.

The remaining intellectual property continues as an asset as required under Canadian GAAP and is being amortized on a straight-line basis over its estimated useful life of ten years from the date of acquisition.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept which is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of CAD$31.2 million associated with the Oxiquant acquisition is reflected as a reconciling item in the December 31, 2005 consolidated financial statements, footnote 20, U.S. Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP. In addition, during fiscal 2005 the loss on impairment was not recorded under U.S. GAAP because the amount was previously expensed as IPRD.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the CICA set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $1.7 million and increased contributed surplus by the same amount.

Deferred Leasehold Inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease.

Outstanding Share Information

The outstanding share data for the Company as of December 31, 2005, is as follows (in thousands):

Number Outstanding
Common shares	42,629
Warrants	13,029
Stock options	5,284

Total	60,942

Canadian to U.S. GAAP

The Company presents its consolidated financial results in accordance with Canadian GAAP. Significant differences exist between Canadian and U.S. GAAP and are presented in footnote 20 in the consolidated financial statements.

Recent Accounting Pronouncements

Financial Instruments

In January 2005, the CICA issued Section 1530, “Comprehensive income,” Section 3855, “Financial instruments - recognition and measurement,” and Section 3865, “Hedges.” The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. We currently are evaluating the impact of adopting these standards on our consolidated financial statements.

Embedded Leases

In December 2004, the CICA issued EIC-150, “Determining whether an arrangement contains a lease,” which provides guidance to companies that enter into arrangements that are not legally a lease, but conveys a right to use a tangible asset, in return for a payment or series of payments. The standard was effective for arrangements entered into or modified after January 1, 2005. The adoption of this standard did not impact us as we have not entered into such arrangements.

Operating and Business Risks

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. We are subject to risks inherent in the biopharmaceutical industry, including:

•	a history of significant losses and no revenues to date; our product candidates are at an early stage of development, and we may never successfully develop or commercialize our product candidates;

•	the possibility of delayed or unsuccessful human clinical trials with our product candidates could result in an increase to our development costs;

•	the need to raise additional capital to fund operations;

•	the ability to maintain or enter into new collaborations might adversely impact the development of our drug candidates;

•	GSK might not exercise any of their options under our development and license agreement which might hinder development of two of our most important drug candidates;

•	the Children’s Oncology Group may not conduct clinical trials with STS as planned;

•	we may experience difficulties in managing our growth as we expand;

•	we may expand our business through new acquisitions that could disrupt our business, harm our financial condition and dilute current stockholders’ ownership;

•	we may lose key personnel or be unable to attract and retain additional personnel, which might adversely impact the development of our drug candidates;

•	if our licenses to proprietary technology owned by others terminate or expire, we may not be able to successfully develop our product candidates;

•	the enforcement and protection of our patents and licenses related to our product candidates, the possible infringement of the rights of others and potential off-label use or sale of our product candidates by competitors might harm our financial condition;

•	the reliance on third-party contract manufacturers to produce drug substance;

•	we conduct business internationally and are subject to laws and regulations of several countries, which may affect our ability to access regulatory agencies and the enforceability of our licenses;

•	exchange rate fluctuations;

•	the ability to obtain regulatory approval of our drug candidates;

•	the uncertainty of market acceptance of our products, the competitive environment, pricing and reimbursement of our product candidates, if and when they are commercialized;

•	the potential for product liability lawsuits in clinical trials or from commercial activities;

•	the use of hazardous materials and chemicals in our research and development;

•	new accounting or regulatory pronouncements may impact our future financial results;

•	the fact we are a foreign investment company under U.S. tax law which has an adverse tax consequence for our U.S. shareholders;

•	the volatile nature of our common stock price;

•	the large number of common stock to be issued, through future financings, under currently issued warrants and stock options and warrants and stock options that may be issued in the future could substantially dilute our shareholders; and

•	if we lose our foreign private issuer status, we will likely incur additional expenses to comply with U.S. securities law.

Our financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance. For a more detailed discussion of our risk factors, please refer to Item 3.D above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table lists the directors and senior management of the Company and the positions they hold with the Company:

Name	Age	Position
William P. Peters, MD, PhD, MBA	55	Chief Executive Officer and Chairman of the Board of Directors
Raymond Hession (1)(2)(4)	65	Lead Independent Director of the Board of Directors
Donald W. Kufe, MD (2)(3)	61	Director
Fred H. Mermelstein, PhD (3)(4)	47	Director
Peter Morand, PhD (1)(4)	71	Director
Robin J. Norris, MD	59	President, Chief Operating Officer and Director
Arthur T. Porter, MD, MBA (1)(2)(3)	49	Director
Brian E. Huber, PhD	51	Chief Scientific Officer
James A. Klein, Jr., CPA	43	Chief Financial Officer
Rajesh K. Malik, MD	47	Chief Medical Officer
D. Scott Murray, BScPharm, LLB, MBA	36	Vice President, General Counsel and Corporate Secretary
Jeff Solash, PhD	58	Chief Licensing Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee
(4)	Member of the Governance Committee

Board of Directors

The current Board of Directors was elected at our annual and special meeting of shareholders on April 29, 2005. Mr. Peter Karmanos resigned from the Board on July 15, 2005. We have granted a shareholder, HBM BioVentures (Cayman) Ltd., the right to appoint a nominee for election to the Board and the right to have an observer attend, but not vote at, our Board meetings. To date, HBM BioVentures has never sent an observer to any of our Board meetings, and has informed us that it does not intend to send any observers in the future. Dr. Porter was the director nominated by HBM BioVentures. He has no affiliation with HBM BioVentures.

The Board is currently composed of seven members. The Board has determined that each member other than Dr. Peters and Dr. Norris qualifies as “independent” under the current rules of the American Stock Exchange and Canadian Securities Administrators. We are of the view that the composition of the Board of Directors reflects a diversity of background and experience that is important for effective corporate governance.

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

William P. Peters, MD, PhD, MBA

Dr. Peters has been the Chief Executive Officer of Adherex since March 2003, the Chairman of the Board since February 2004, and a member of the Board since November 2002. From March 2003 to February 2004, Dr. Peters served as the Vice Chairman of the Board. Dr. Peters has served on the faculty at Harvard University, Duke University and Wayne State University. He originated the solid tumor high-dose chemotherapy and bone marrow transplant program at the Dana-Farber Cancer Institute, and was Director of Bone Marrow Transplantation, Professor of Medicine at Duke University from 1984 to 1995 and was an Associate Director of the Cancer Center. He then became President, Director and CEO of the Karmanos Cancer Institute from 1995 to 2001. Simultaneously, he served as Associate Dean for Cancer at Wayne State University and Senior Vice President for Cancer Services at the Detroit Medical Center. In 2001, he organized the Institute for Strategic Analysis and Innovation at the Detroit Medical Center of which he served as President. Dr. Peters has three Bachelor’s degrees (Biochemistry, Biophysics and Philosophy) from the Pennsylvania State University, received his MPhil, MD and PhD degrees from the Columbia University College of Physicians & Surgeons in New York and trained clinically at Harvard University Medical School’s Brigham and Women’s Hospital and Dana-Farber Cancer Institute in Boston, MA. He is board certified in internal medicine and medical oncology. He earned his MBA at the Duke University Fuqua School of Business. Dr. Peters also serves on the board of directors of Aegera Therapeutics Inc. and Javelin Pharmaceuticals, Inc.

Raymond Hession

Mr. Hession has been on the Board of Adherex since December 1998. Mr. Hession is Chairman of the Ontario Health Quality Council and Immediate Past Chairman of The Ottawa Hospital. Mr. Hession has previously served as President of Canada Mortgage and Housing Corporation, Deputy Minister of Industry for the Canadian Government and President of Kinburn Technologies Corporation.

Donald W. Kufe, MD

Dr. Kufe has been on the Board of Adherex since December 2003. Dr. Kufe is the chair of the Scientific and Clinical Advisory Board of Adherex. Dr. Kufe received his MD in 1970 from the University of Rochester School of Medicine and postgraduate training at Harvard’s Beth Israel Hospital. Subsequently, he undertook extensive laboratory-based research in molecular virology at the Institute of Cancer Research of Columbia University. In 1979, he joined the faculty of Harvard’s Dana-Farber Cancer Institute where he is now Professor of Medicine. He has served as Chief of the Division of Cancer Pharmacology, Deputy Director of the Dana-Farber Cancer Center, Director of the Harvard Phase I Oncology Group and Leader of the Experimental Therapeutics Program. He has served as the senior editor of Cancer Medicine, one of the major text books in oncology, and on the editorial board of multiple international cancer research journals.

Fred H. Mermelstein, PhD

Dr. Mermelstein has been a director of Adherex since November 2002. Dr. Mermelstein is a founder, CEO and President of Javelin Pharmaceuticals, Inc. (formerly Innovative Drug Delivery Systems, Inc.) and served as Director of Venture Capital at Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology, from 1998 to 2003. He has served as director and Chief Science Officer of PolaRx Biopharmaceuticals, and is a director of both Cardiome Pharma and the Jordan Heart Foundation. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and University of Medicine and Dentistry of New Jersey (UMDNJ) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the department of biochemistry at UMDNJ Robert Wood Johnson Medical School.

Peter Morand, PhD

Dr. Morand has been a director of Adherex since December 1998. Dr. Morand is President of Peter Morand & Associates Inc. and previously served as President, CEO and director of the Canadian Science and Technology Growth Fund Inc., a venture capital fund that invests in the commercialization of the results of early-stage advanced technology companies, from 1996 to 2005. Dr. Morand is a member of the Boards of Directors of D-Box Technology Inc., the Institute on Governance and the Ottawa Life Sciences Council (past Chair) and is a member of the Advisory Boards of Variation Biotechnologies Inc. and the Institute on Biodiagnostics. Dr. Morand is past President of the Natural Sciences and Engineering Research Council (NSERC, 1990-95), a Canadian federal agency that invests more than $600 million annually in support of university research. Prior to his NSERC appointment, Dr. Morand spent many years at the University of Ottawa as Professor of Chemistry and occupied the positions of Dean of Science and Engineering and Vice Rector. Dr. Morand started his career in the pharmaceutical industry at Ayerst Laboratories.

Robin J. Norris, MD

Dr. Norris has been the Chief Operating Officer of Adherex since January 2002, President of Adherex since June 2002 and a member of the Board since November 2002. Prior to joining Adherex, Dr. Norris was Chief Operating Officer and Chairman of the Scientific Advisors Committee of PowderJect plc from March 1998 to December 2001 and Chief Operating Officer of Noven Inc. from March 1995 to March 1998. Dr. Norris received his medical education and degree in the United Kingdom with postgraduate qualifications in obstetrics, general medicine and pharmaceutical medicine. Following eight years of clinical practice, Dr. Norris has spent over 20 years in the pharmaceutical industry, predominantly based in the United States, but with global drug development responsibilities. During his career, Dr. Norris has been responsible for the successful development of a wide range of pharmaceutical products and devices moving and transitioning them from fundamental “bench-level” research and development through the regulatory process and into the global marketplace.

Arthur T. Porter, MD, MBA

Dr. Porter, who has served as a director of Adherex since February 2004, was originally nominated pursuant to an arrangement with HBM BioVentures (Cayman) Ltd. Dr. Porter has served as the Executive Director of the McGill University Health Centre since January 2004. Dr. Porter was the President and Chief Executive Officer of the Detroit Medical Center from 1999 to 2003. From 1991 to 1998, Dr. Porter served as the Chief of the Gershenson Radiation Oncology Center at Harper Hospital, Radiation Oncologist- in- Chief at the Detroit Medical Center. He has also served as Senior Radiation Oncologist at the

Cross Cancer Institute in Edmonton, Alberta and Associate Professor in the Faculty of Medicine at the University of Alberta, Chief of the Department of Radiation Oncology at the London Regional Cancer Centre and Chairman of the Department of Oncology at Victoria Hospital Corporation. Dr. Porter has served as a director of Munder Funds since 2002 and Universal Healthcare Management Systems since 2003.

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

Jeff Solash, PhD

Dr. Solash joined Adherex as Chief Licensing Officer in October 2005 bringing with him more than 18 years experience in licensing and technology transfer. From 2003-2005, Dr. Solash served as a Licensing Executive at Delphi Technologies Inc., the technologies commercialization arm of Delphi Inc. Prior to that, he was Vice President, Technology Acquisition, for Paramount Capital Investments, a merchant banking and venture capital firm specializing in investments in biotechnology and pharmaceutical companies. From 1998-2000, Dr. Solash was President, Solash Consulting, a consulting practice focused on technology transfer from universities. Previously, he served as a licensing executive for Technology Management & Funding and the University of Pennsylvania. Dr. Solash’s early career included positions as Vice President, Research at Energy & Minerals Research Company; Senior Research Chemist at Gulf Research & Development Company; Program Manager, U.S. Department of Energy and Research Chemist, Naval Research Laboratory. Dr. Solash received his Ph.D. in organic chemistry from the University of Pittsburgh.

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

Donald W. Kufe, MD	Professor of Medicine, Harvard’s Dana-Farber Cancer Institute; Director, Adherex Technologies Inc.

Donald A. Berry, PhD	Frank T. McGraw Memorial Chair and Chairman of the Department of Biostatistics and Applied Mathematics at the University of Texas M.D. Anderson Cancer Center

Stephen Byers, PhD	Director of the MD/PhD Program and Professor of Oncology and Cell Biology at the Lombardi Cancer Center; Member of Interdisciplinary Program of Tumor Biology, Georgetown University Medical Center

Harold F. Dvorak, MD	Chief of the Department of Pathology, Beth Israel Deaconess Medical Center; Mallinckrodt Professor of Pathology, Harvard Medical School

Emil Frei, III, MD	Director and Physician-in-Chief Emeritus and Richard and Susan Smith Distinguished Professor of Medicine at Harvard Medical School

Robert Herfkens, MD	Professor of Radiology and Director of Magnetic Resonance Imaging at Stanford University

Mark Hughes, MD, PhD	President, Genesis Genetics Institute

Daniel D. Von Hoff, MD	Professor of Pathology, Molecular and Cellular Biology and Director of the Arizona Health Science Center’s Cancer Therapeutic Programs at the University of Arizona; Chief Scientific Officer, US Oncology

Joseph Loscalzo, MD, PhD	Wade Professor and Chairman, Department of Medicine and Director of the Whitaker Cardiovascular Institute at the Boston University School of Medicine; Physician-in-Chief, Boston Medical Center

Ann Thor, MD	Lloyd E. Rader Professor and Chair, Department of Pathology, Adjunct Professor of Surgery, Associate Director for Translational Research and Program Director for Breast Cancer Program at the University of Oklahoma

Bruce Chabner, MD	Chief of Hematology/Oncology at Massachusetts General Hospital and Professor of Medicine at Harvard Medical School

B. Compensation

Statement of Executive Compensation

The following table sets forth the compensation earned during the year ended December 31, 2005 by our current Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of Adherex Technologies Inc. and its subsidiaries (together, the “Named Executive Officers”) in that year. All annual, bonus and other compensation amounts are in U.S. dollars.

	2005 Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted #	All Other Compensation ($)
Dr. William Peters Chief Executive Office and Chairman of the Board	454,167	60,000	—	2,599,818	2,327

James A. Klein, Jr. Chief Financial Officer	185,000	55,500	—	272,500	1,053

Dr. Robin Norris President and Chief Operating Officer	236,000	70,800	—	332,000	2,157

Dr. Rajesh K. Malik Chief Medical Officer	235,000	67,500	—	166,800	1,289

Dr. Brian E. Huber Chief Scientific Officer	185,000	55,500	—	214,000	1,366

Option Grants During the Year Ended December 31, 2005

The following table sets forth stock options granted during the year ended December 31, 2005 to our Named Executive Officers under our Stock Option Plan, or otherwise, to whom any such stock options were granted during the most recently completed financial year in U.S. dollars:

Name and Position	Securities Under Options Granted (#)	Exercise Price ($/Security)	Expiration Date
Dr. William Peters	441,601	$1.20	2012
Chief Executive Officer and	192,000	$1.20	2012
Chairman of the Board	150,000	$1.10	2012
	30,000	$0.88	2012

James A. Klein, Jr.	13,500	$1.20	2012
Chief Financial Officer	39,000	$0.88	2012

Dr. Robin J. Norris	15,000	$1.20	2012
President and Chief Operating Officer	45,000	$0.88	2012

Dr. Rajesh K. Malik	7,200	$1.20	2012
Chief Medical Officer	9,600	$0.88	2012

Dr. Brian E. Huber	12,000	$1.20	2012
Chief Scientific Officer	52,000	$0.88	2012

Compensation of Directors

During the fiscal year ended December 31, 2005, Adherex’s non-executive directors, as a group, were paid an aggregate of $27,500 in cash fees. In addition, during this period, the non-executive directors were granted options to purchase an aggregate of 266,605 Common Shares at a weighted average exercise price of $1.19 per share. These amounts include additional fees and options granted to each of Mr. Hession, Dr. Porter and Dr. Kufe for their roles as Lead Independent Director, Chairs of the various Board committees, and Scientific and Clinical Advisory Board Chair. Director cash fees ranged from $4,000 to $6,000 per director. During the year ended December 31, 2005, directors who were also employees received no compensation for serving on the Board. Each non-executive director is paid $2,000 for each Board meeting attended in person, $500 for regular teleconference meetings (Level I), $750 for extended teleconference meetings (Level II) and $1,000 for extended and complex meetings (Level III). These various categories reflect the fact that the Board conducts a substantial portion of its work by teleconference, with some of the teleconferences being extended in time commitment and complexity. The Level III category is generally intended to be reserved for extended teleconference activities, such as retreats, in excess of two and one half hours. Directors who are also employees will receive no compensation for serving on the Board for the year ending December 31, 2006.

Employment Agreements and Termination Provisions

We have entered into employment agreements with our senior management. The compensation in each case includes a combination of base salary, cash bonus, stock options and other benefits.

Pursuant to an employment agreement dated February 19, 2003 between Dr. William P. Peters and Adherex, Dr. Peters became employed as Chief Executive Officer and Vice Chairman of the Adherex effective March 12, 2003 for a five-year term, and was appointed Chairman of the Board on February 28, 2004. Pursuant to this agreement, Dr. Peters (a) received an initial annual salary in the amount of $350,000 (Dr. Peters’ current annual salary is $486,875), (b) received a signing bonus totaling $200,000, of which $40,000 was paid at the time of signing and $80,000 was paid on each of July 1, 2003 and December 15, 2003, and (c) was granted an option to purchase up to 750,000 Common Shares at an exercise price of CAD$1.65 per share. The employment agreement also provided that on one occasion, upon the closing of an equity financing or strategic partner contract of at least $3.75 million, Dr. Peters would be granted additional options sufficient for his aggregate option holdings to be 5% of the Common Shares of Adherex, calculated on a fully diluted basis, immediately following the closing of such a transaction, subject to and conditional upon applicable regulatory and shareholder approvals (the “Financing Grant Provision”). Accordingly, upon the occurrence of such a transaction in December 2003, the Financing Grant Provision provided for Dr. Peters to receive options to purchase 1,477,819 Common Shares, which would have brought his option holdings to 5% on a fully diluted basis, subject to applicable regulations and approvals. Adherex obtained shareholder approval on December 16, 2003 for 700,000 of such shares that were granted to Dr. Peters outside of Adherex’s Stock Option Plan. However, at that time, the Toronto Stock Exchange required that no person may hold options representing more than 5% of Adherex’s equity at any given time on an issued and outstanding basis (the “TSX Limit”). Accordingly, on December 30, 2003, Dr. Peters was granted options to purchase 770,217 Common Shares at an exercise price of CAD$2.25 per share, which together with Common Shares issuable under his other option holdings represented 5% of the issued and outstanding Common Shares at such time. In May 2004, Adherex made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 234,000 Common Shares at an exercise price of CAD$2.90 per share when Adherex increased its issued and outstanding shares by virtue of its two equity financings in that month. In December 2004, the Corporation made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 32,000 Common Shares at an exercise price of CAD$1.95 per share. Finally, on April 5, 2005, Adherex made a grant to Dr. Peters of options to purchase 441,601 Common Shares at an exercise price of $1.20 per share, representing the remaining of the originally targeted 1,477,819 options under the Financing Grant Provision. The agreement also provides that annual bonuses, if any, will be awarded to Dr. Peters at the sole discretion of the Board. In the event of termination without “cause,” or in the event Dr. Peters terminates his employment for Good Reason or a Change of Control (as such terms are defined in the agreement), Adherex is obligated to pay Dr. Peters severance compensation equal to 24 months of salary. On October 14, 2005, the term of Dr. Peters’ employment agreement was extended by the Board through March 2010.

Pursuant to an employment agreement dated April 26, 2004 between James A. Klein, Jr. and Adherex, Mr. Klein is employed as Adherex’s Chief Financial Officer. Pursuant to this agreement, Mr. Klein (a) received an initial annual salary in the amount of $160,000 (Mr. Klein’s current annual salary is $197,950), (b) was granted options to purchase up to 200,000 Common Shares at a price per share of CAD$2.65 under Adherex’s Stock Option Plan, (c) received a signing bonus of $15,000, and (d) may receive annual bonuses at the sole discretion of the Board. If Mr. Klein’s employment terminates due to a change in control of Adherex, any then-remaining unvested shares shall immediately vest and be fully exercisable. If Mr. Klein is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Mr. Klein severance compensation equal to six months of salary.

Pursuant to an employment agreement dated December 12, 2001 between Dr. Robin Norris and Adherex, Dr. Norris became employed as Adherex’s Chief Operating Officer, and was appointed President of Adherex on June 14, 2002. Pursuant to this agreement, Dr. Norris (a) received an initial annual salary in the amount of CAD$225,000 (Dr. Norris’ current annual salary is $245,440), (b) was granted options to purchase up to 120,000 Common Shares at a price per share of CAD$1.65 under Adherex’s Stock Option Plan, and (c) was reimbursed for certain expenses related to his relocation from Colorado to Ottawa. If Dr. Norris is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Dr. Norris severance compensation equal to 12 months of salary.

Pursuant to an employment agreement dated August 9, 2004 between Dr. Rajesh K. Malik and the Corporation, Dr. Malik is employed as our Chief Medical Officer. Pursuant to this agreement, Dr. Malik (a) received an initial annual salary in the amount of $185,000 (Dr. Malik’s current annual salary is $257,500), (b) was granted options to purchase up to 150,000 Common Shares at a price per share of CAD$2.00 under Adherex’s Stock Option Plan, (c) received a signing bonus of $35,000, and (d) may receive annual bonuses at the sole discretion of the Board. If Dr. Malik’s employment terminates due to a change in control of the Corporation, any then remaining unvested shares shall immediately vest and be fully exercisable. If Dr. Malik is dismissed from employment by the Corporation without “cause,” we are obligated to pay Dr. Malik severance compensation consisting of health insurance benefits and his then current base salary for the lesser of six months or until he has accepted alternative employment.

Pursuant to an employment agreement dated October 25, 2004 between Dr. Brian E. Huber and the Corporation, Dr. Huber is employed as the Chief Scientific Officer. Pursuant to this agreement, Dr. Huber (a) received an initial annual salary in the amount of $165,000 (Dr. Huber’s current annual salary is $203,500), (b) was granted options to purchase up to 150,000 Common Shares at a price per share of CAD$1.95 under Adherex’s Stock Option Plan, (c) received a signing bonus of $25,000, and (d) may receive annual bonuses at the sole discretion of the Board. If Dr. Huber is dismissed from employment by the Corporation without “cause,” we are obligated to pay Dr. Huber severance compensation consisting of health insurance benefits and his then current base salary for the lesser of six months or until he has accepted alternative employment.

On December 14, 2005, the Corporation amended the option agreements with current executive officers and members of the Board relating to options granted prior to and on that date to provide that such executive officers and members of the Board would be allowed up to three years after concluding their employment or engagement with the Corporation to exercise their options that have vested on or prior to such conclusion of employment or engagement, provided that no options shall vest following such cessation of employment or engagement.

In addition to such employment agreements, each of Drs. Peters, Norris, Malik and Huber, as well as Mr. Klein, is a party to a confidentiality and intellectual property agreement with Adherex.

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

C. Board Practices

Report on Corporate Governance

Adherex believes that good corporate governance is important to ensure that Adherex is managed for the long-term benefit of its shareholders. In connection with Adherex’s commitment to comply with the standards of applicable securities legislation, Adherex has continued to review Adherex’s corporate governance practices and policies and has compared them to developing practices and regulation in Canada and the United States. In particular, Adherex has considered the developing rules and guidelines for corporate governance practices and policies, and related disclosures, promulgated by the Canadian Securities Administrators, the U.S. Securities and Exchange Commission and the American Stock Exchange, as well as the Sarbanes-Oxley Act of 2002.

In February 2004, Adherex’s Board adopted a Mandate of the Board of Directors, Corporate Governance Guidelines and a Code of Business Conduct and Ethics applicable to all officers, directors and employees of Adherex. The Board also (i) restated the charter of the Audit Committee, (ii) established a separate Governance Committee and adopted a written charter for the committee, (iii) restated the charter of the Compensation Committee, (iv) established a Nominating Committee and adopted a written charter for the committee, and (v) appointed a Lead Independent Director, currently Mr. Raymond Hession. Each of the various committee charters and other corporate governance documents are regularly reviewed and updated. You can access Adherex’s current committee charters, Mandate of the Board of Directors, Corporate Governance Guidelines and Code of Business Conduct and Ethics in the corporate governance section of Adherex’s website at www.adherex.com.

Mandate of the Board of Directors

The Board has the overall responsibility for the strategic planning and general management of Adherex’s business and affairs. In fulfilling its responsibilities, the Board is responsible for, among other things:

•	adoption of a strategic plan for Adherex;

•	approval of the annual operating and capital expenditure budgets;

•	identification of the principal risks of Adherex’s business and ensuring the implementation of the appropriate systems to manage these risks;

•	succession planning for Adherex, including appointing and monitoring senior management;

•	adoption of a communications policy for Adherex;

•	approval of acquisitions, dispositions, investments and financings, which exceed certain prescribed limits;

•	integrity of Adherex’s internal control and management information systems; and

•	development of clear position descriptions for directors, including the Chair of the Board, the Lead Independent Director and the Chair of each Board committee; and, together with the CEO, a clear position description for the CEO.

The Board discharges its responsibilities directly and through committees that have specific areas of responsibility. During the fiscal year ended December 31, 2005, the Board held ten meetings. The frequency of Board meetings and the nature of items discussed during the meetings depend on the opportunities or risks that Adherex faces. The Board, directly and through its committees, has adopted a process whereby it assesses the risk factors that must be identified and managed to ensure Adherex’s long-term viability.

The Board mandate generally describes the Board’s expectation of management and provides a list of specific matters for which management must obtain Board approval prior to implementation. The Board mandate also provides that the Board annually establish performance objectives for the CEO, which responsibility has been delegated to the Compensation Committee. In addition, the Board receives regular updates from management concerning the Corporation’s progress toward achieving corporate goals. The Board has also delegated to the Compensation Committee responsibility for evaluating the CEO’s compensation, which evaluation includes review of the CEO’s performance against annual performance objectives for the year and input from the Lead Independent Director as well as other directors.

Lead Independent Director

Dr. Peters, Adherex’s Chairman of the Board, is the Corporation’s Chief Executive Officer and therefore not “independent”. Adherex’s Corporate Governance Guidelines require that the Board designate an independent director to act in a lead capacity to perform certain functions, as Lead Independent Director. The Lead Independent Director shall be elected annually by the independent directors. Mr. Hession is the current Lead Independent Director. The Lead Independent Director’s authority and responsibilities include:

•	consulting with the Chairman of the Board on an appropriate schedule for Board meetings, seeking to ensure that the independent directors can perform their duties responsibly;

•	providing the Chairman of the Board with input into agendas for Board meetings;

•	advising the Chairman of the Board as to the quality, quantity and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties responsibly, with the understanding that the independent directors will receive any information requested on their behalf by the Lead Independent Director;

•	calling, and acting as the presiding director at, meetings of the independent directors, and developing the agenda for such meetings;

•	acting as principal liaison between the independent directors, the Chairman of the Board and the Chief Executive Officer on sensitive issues;

•	providing input to the Compensation Committee regarding the Chief Executive Officer’s performance and meeting, along with the Compensation Committee, with the Chief Executive Officer to discuss the Board’s evaluation of his or her performance; and

•	any other responsibilities as may be determined from time to time by the Board.

Composition of Our Standing Committees

The Board has created audit, compensation, nominating, and governance committees to ensure that the Board functions independently of management. It is also customary practice for directors (i) to regularly receive detailed information describing our performance, and (ii) when necessary, to speak directly with management regarding additional information required on particular matters of interest. Moreover, directors have access to information independent of management through our external auditor.

Audit Committee

On behalf of the Board, the Audit Committee of the Board retains, oversees and evaluates our independent auditor, reviews the financial reports and other financial information provided by the Company, including audited financial statements, and discusses the adequacy of disclosure with management and the auditor. The Audit Committee also reviews the performance of the independent auditor in the annual audit and in assignments unrelated to the audit, assesses the independence of the auditor, and reviews their fees. The Audit Committee is responsible for reviewing our internal controls over financial reporting and disclosure.

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee met four times during the fiscal year ended December 31, 2005. The current members of the Audit Committee are Mr. Hession (Chair), Dr. Morand and Dr. Porter. The Board has determined that each is “unrelated” for purposes of the Toronto Stock Exchange Guidelines and “independent” as defined by the current rules of the American Stock Exchange. The Board has determined that each member of the Audit Committee is financially literate for purposes of the American Stock Exchange and that Arthur Porter, MD, MBA has the requisite attributes of an “audit committee financial expert” as defined by regulations promulgated by the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee of the Board determines the compensation to be paid to our executive officers and periodically reviews our compensation structure to ensure that we continue to attract and retain qualified and experienced individuals to our management team and motivate these individuals to perform to the best of their ability and in the Company’s best interests. Among other things, the Compensation Committee considers compensation levels of comparable positions in similarly sized organizations in the biotechnology industry. The Compensation Committee also regularly assesses director compensation to ensure it is fair and consistent with market practices generally. The Compensation Committee also administers our Stock Option Plan and approves new stock option grants.

The Compensation Committee operates under a written charter adopted by the Board. The current members of the Compensation Committee are Dr. Porter (Chair), Mr. Hession and Dr. Kufe. The Board has determined that each is “unrelated” for purposes of the Toronto Stock Exchange Guidelines and “independent” as defined by the current rules of the American Stock Exchange. The Compensation Committee held five meetings during the fiscal year ended December 31, 2005.

Nominating Committee

The Nominating Committee of the Board of Directors is charged with nominating activities, including determining desired Board skills and attributes for directors; conducting appropriate and necessary evaluations of the backgrounds and qualifications of possible director candidates; and recommending director nominees for approval by the Board or the shareholders. The Nominating Committee also evaluates director compensation in the context of evaluating director recruitment and retention. The Nominating Committee is authorized to retain advisors and consultants and compensate them for their services.

The Nominating Committee will not rely on a fixed set of qualifications for director nominees. The Nominating Committee’s primary mandate with respect to director nominees is to create a Board with a broad range of skills and attributes that will be aligned with the Company’s strategic needs. The current members of the Nominating Committee are Dr. Kufe (Chair), Dr. Mermelstein and Dr. Porter. The Board has determined that each is “unrelated” for purposes of the Toronto Stock Exchange Guidelines and “independent” as defined by the current rules of the American Stock Exchange. The Nominating Committee held no meetings during the fiscal year ended December 31, 2005.

Governance Committee

The Governance Committee of the Board of Directors develops, recommends and oversees the effectiveness of the Company’s corporate governance guidelines. In addition, the Governance Committee oversees the orientation and education of directors and the process of evaluating the Board and its committees.

The current members of the Governance Committee are Mr. Hession (Chair), Dr. Mermelstein, and Dr. Morand. The Board has determined that each is “unrelated” for purposes of the Toronto Stock Exchange Guidelines and “independent” as defined by the current rules of the American Stock Exchange. The Governance Committee held one meeting during the fiscal year ended December 31, 2005.

D. Employees

As of December 31, 2005, we had 29 full-time employees. We intend to add approximately 5 more employees primarily in the research and development areas of the Company during 2006.

E. Share ownership

The following table shows the number of shares of common stock, options and warrants to purchase common stock beneficially owned by each director and Named Executive Officer as of February 28, 2006. We have included all securities of the Company owned by each individual, irregardless of when those securities vest.

Name	Common Shares Held Directly	Options and Warrants Outstanding	% of Outstanding Common Stock (1)	Exercise Price		Expiration Date
William P. Peters, MD, PhD, MBA	115,982	15,566 30,591 750,000 770,217 234,000 32,000 633,601 150,000 30,000	6.10%	CAD$ CAD$ CAD$ CAD$ CAD$ CAD$ US$ US$ US$	2.7500 2.1500 1.6500 2.2500 2.9000 1.9500 1.2000 1.1000 0.8800	06/23/2007 12/19/2008 02/19/2010 12/30/2010 05/21/2011 12/17/2011 04/05/2012 10/14/2012 12/14/2012

Raymond Hession	171,832	8,589 16,944 2,600 18,621 4,000 6,000 18,621 30,000 7,500	0.67%	CAD$ CAD$ CAD$ CAD$ CAD$ CAD$ US$ US$ US$	2.7500 2.1500 1.7000 3.2500 2.9000 1.9500 1.2000 1.2000 0.8800	06/23/2007 12/19/2008 05/03/2010 03/01/2011 05/21/2011 12/17/2011 05/18/2012 09/21/2012 12/14/2012

Donald W. Kufe, MD	—	4,000 19,622 4,000 19,621 40,000 2,500	0.21%	CAD$ CAD$ CAD$ US$ US$ US$	2.9000 3.2500 1.7000 1.2000 1.2000 0.8800	05/21/2011 03/01/2011 05/03/2010 05/18/2012 09/21/2012 12/14/2012

Fred H. Mermelstein, PhD	1,363,410	76,384 23,078 7,800 18,622 4,000 18,621 30,000	3.60%	CAD$ CAD$ CAD$ CAD$ CAD$ US $ US $	3.5850 2.1500 1.7000 3.2500 2.9000 1.2000 1.2000	11/20/2007 12/19/2008 05/03/2010 03/01/2011 05/21/2011 05/18/2012 09/21/2012

Peter Morand, PhD	55,000	40,000 80,000 7,800 18,621 4,000 18,621 30,000	0.59%	CAD$ CAD$ CAD$ CAD$ CAD$ US $ US $	1.6375 3.7500 1.7000 3.2500 2.9000 1.2000 1.2000	02/25/2007 02/25/2007 05/03/2010 03/01/2011 05/21/2011 05/18/2012 09/21/2012

Robin Norris, MD	8,100	120,000 40,000 75,600 36,400 15,000 45,000	0.79%	CAD$ CAD$ CAD$ CAD$ US$ US$	1.6500 1.7000 2.2500 2.9000 1.2000 0.8800	12/12/2008 05/03/2010 12/30/2010 05/21/2011 09/21/2012 12/14/2012

Arthur T. Porter, MD, MBA	—	18,621 4,000 2,000 18,621 30,000 2,500	0.18%	CAD$ CAD$ CAD$ US$ US$ US$	3.2500 2.9000 1.9500 1.2000 1.2000 0.8800	03/01/2011 05/21/2011 12/17/2011 05/18/2012 09/21/2012 12/14/2012

Dr. Brian E. Huber, PhD	—	150,000 12,000 52,000	0.50%	CAD$ US$ US$	1.9500 1.2000 0.8800	10/08/2011 09/21/2012 12/14/2012

James A. Klein, Jr., CPA	—	200,000 15,000 5,000 13,500 39,000	0.64%	CAD$ CAD$ CAD$ US$ US$	2.6500 2.9000 1.9500 1.2000 0.8800	04/26/2011 05/21/2011 12/17/2011 09/21/2012 12/14/2012

Rajesh K. Malik, MD	—	150,000 7,200 9,600	0.39%	CAD$ US$ US$	2.0000 1.2000 0.8800	08/20/2011 09/21/2012 12/14/2012

All executive officers and directors as a group (twelve persons)	1,714,324	4,518,057	13.20%

(1)	In computing the percentage of outstanding common stock owned by a person, we have deemed common stock subject to options or warrants held by that person (vested and unvested) to be outstanding, but we have not deemed those shares to be outstanding for purposes of computing the percentage ownership of any other person. Ownership percentage is based on 42,628,933 shares of our common stock outstanding as of February 28, 2006.

Adherex Stock Option Plan

Our Amended and Restated Stock Option Plan is intended to encourage the ownership of common stock by our employees, directors and key consultants and to provide additional incentive for such persons to promote our success in a highly competitive business environment. As of February 28, 2006, 5,600,000 shares of common stock have been reserved for issuance upon exercise of options issuable under our Stock Option Plan, of which options to purchase 4,546,547 shares of common stock have been granted to employees, directors, and key consultants and remain outstanding, and 36,600 shares of common stock have been issued pursuant to stock option exercises.

Options to purchase common stock are granted in accordance with the terms of our Stock Option Plan. Pursuant to this Plan and the charter of the Compensation Committee, the Compensation Committee has the authority to approve those individuals of the Company to whom options will be granted and the number of options to be granted. The exercise price for purchasing common stock under our Stock Option Plan is fixed based upon the closing price of either the Toronto Stock Exchange or the American Stock Exchange on the day immediately preceding the date of grant.

In addition to the options to purchase common stock pursuant to our Stock Option Plan, on December 16, 2003, our shareholders approved a grant to Dr. William Peters of options to purchase 700,000 shares of common stock outside of the Stock Option Plan, having an exercise price equal to the market price of the our common stock on the date of the grant. For further information concerning Dr. Peters’ option grants, see “—Employee Agreements and Termination Provisions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As used in this section, a “beneficial owner” is any person who, even if not the record owner of securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the beneficial owner of securities that he or she has the right to acquire within 60 days by option or other agreement. Beneficial owners include person who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. In this section, ownership percentage is based on 42,628,933 shares of our common stock outstanding as of February 28, 2006.

To our knowledge, as at the date of this Annual Report, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 5% of the voting rights of the total issued and outstanding shares of the Company are as follows:

	Number of Voting Securities Owned
Name	Common Stock		Percentage of Class
HBM BioVentures (Cayman) Ltd.	5,592,717	(1)	18.3%
The VenGrowth Advanced Life Sciences Fund Inc.	3,989,218	(2)	13.4%
OrbiMed Advisors LLC	3,759,117	(3)	12.4%
GlaxoSmithKline plc	2,142,857	(4)	6.4%

(1)	Includes a warrant to purchase 107,142 shares of common stock at an exercise price of CAD$2.15, expiring December 3, 2007, a warrant to purchase 1,883,286 shares of common stock at an exercise price of CAD$2.15, expiring December 19, 2008, a warrant to purchase 377,358 shares of common stock at an exercise price of CAD$3.50, expiring May 20, 2007 and a warrant to purchase 321,429 shares of common stock at an exercise price of $1.75, expiring on July 20, 2008.
(2)	Includes a warrant to purchase 1,428,571 shares of common stock at an exercise price of CAD$2.15, expiring December 19, 2008 and a warrant to purchase 566,038 shares of common stock at an exercise price of CAD$3.50, expiring May 20, 2007.
(3)	Includes a warrant to purchase 1,145,000 shares of common stock at an exercise price of CAD$2.15, expiring December 19, 2008, a warrant to purchase 373,359 shares of common stock at an exercise price of CAD$3.50, expiring May 20, 2007 and a warrant to purchase 214,320 shares of common stock at an exercise price of $1.75, expiring on July 20, 2008.
(4)	Includes a warrant to purchase 642,857 shares of common stock at an exercise price of $1.75, expiring July 20, 2008.

The above shareholders do not have different voting rights from any other shareholder of the Company. HBM BioVentures (Cayman) Ltd. does, however, have the right to appoint a nominee for election to the Board by our shareholders and the right to have an observer to attend, but not vote at, our Board meetings. To date, HBM BioVentures (Cayman) Ltd. has never sent an observer to any of our Board meetings, and has informed us that it does not intend to send any observers in the future. Dr. Porter was the director nominated by HBM Bioventures (Cayman) Ltd. He has no affiliation with HBM BioVentures (Cayman) Ltd.

During the past three years, the following significant changes occurred in the percentage ownership of the major shareholders listed in the table above. On December 19, 2003, HBM BioVentures (Cayman) Ltd. beneficially owned 17.8% of our common stock, The VenGrowth Advanced Life Sciences Fund Inc. beneficially owned 13.5% of our common stock, and

OrbiMed Advisors LLC beneficially owned 10.9% of our common stock, in each case as the result of acquisitions of common stock and warrants in financings we completed in December 2003. On May 20, 2004, HBM BioVentures (Cayman) Ltd. beneficially owned 18.0% of our common stock, The VenGrowth Advanced Life Sciences Fund Inc. beneficially owned 15.8% of our common stock, and OrbiMed Advisors LLC beneficially owned 12.2% of our common stock, in each case as a result of acquiring common stock and warrants in the financing we completed in May 2004. On July 20, 2005, HBM BioVentures (Cayman) Ltd. beneficially owned 18.3% of our common stock, OrbiMed Advisors LLC beneficially owned 12.4% of our common stock and GlaxoSmithKline plc beneficially owned 6.4% of our common stock, in each case as a result of acquiring common stock and warrants in the financing we completed in July 2005. The VenGrowth Advanced Life Sciences Fund Inc. did not participate in the July 2005 financing and beneficially owned 13.4% of our common stock after the July 2005 financing.

As of March 2006, (i) 36 of the record holders of our common stock were citizens or residents of the United States, or corporations created or organized in or under the laws of the United States and (ii) 33% of our total outstanding common stock was directly or indirectly held of record by U.S. residents, in each case calculated in accordance with Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

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

In July 2004, in an effort to reacquire rights to the non-cancer applications relating to the cadherin technology and settle our litigation with CBI, we entered into a non-binding letter of intent to acquire all of the issued and outstanding shares of CBI through an amalgamation of CBI with a wholly-owned subsidiary of Adherex formed for this purpose. On December 3, 2004, we completed the acquisition of CBI. Pursuant to the terms of the amalgamation, we issued to CBI shareholders approximately 0.6 million shares of Adherex common stock valued at CAD$1.5 million based on a 20-day weighted average trading price. This common stock was issued in exchange for all of the issued and outstanding stock of CBI. Robin Norris, an officer and director of Adherex, and Raymond Hession and Peter Morand, directors of Adherex, are each former directors and shareholders of CBI. William Peters is also a former shareholder of CBI. Immediately prior to the acquisition, Mr. Hession owned 277,500 preferred shares of CBI, Dr. Morand owned 200,000 preferred shares of CBI, Dr. Norris owned 18,000 preferred shares of CBI, and Dr. Peters owned 100 preferred shares of CBI, and were thus entitled to receive in the aggregate approximately 7,000 shares of Adherex common stock pursuant to the terms of the amalgamation.

On July 20, 2005, Adherex completed a private placement offering of 6,078,627 units for gross proceeds of $8.5 million. The units were issued at a purchase price of $1.40 per unit. Each unit consisted of one share of Adherex common stock and 0.30 of a common stock purchase warrant. Each whole warrant entitles the holder to acquire one additional share of Adherex common stock at an exercise price of $1.75 per share for a period of three years. HBM BioVentures (Cayman) Ltd., and OrbiMed Advisors LLC, purchased 1,071,429 and 714,400 units, respectively, as part of the offering.

C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Please see Item 18, “Financial Statements” for a list of the financial statements filed as part of this Annual Report.

In the fiscal year 2005, we did not receive revenue from exports.

We have not been involved in any material legal or arbitration proceedings, including bankruptcy, receivership or similar proceedings. To our knowledge, there has been no proceedings with third parties which may have, or have had in the recent past, significant effects on our financial positions or profitability.

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

The following tables sets forth information regarding the price history of our common stock on the Toronto Stock Exchange and the American Stock Exchange, on which the Company began trading on November 12, 2004, for the periods indicated:

(1)	the annual high and low market closing prices, and average daily trading volume on the Toronto Stock Exchange and the American Stock Exchange, for the five most recent full financial years:

	Toronto Stock Exchange (in Canadian dollars)			American Stock Exchange (in U.S. dollars)
	High $	Low $	Volume	High $	Low $	Volume
Fiscal 2005	$2.30	$0.91	16,915	$2.20	$0.82	22,348
Six-Month Fiscal Transition 2004	2.60	1.75	21,660	2.20	1.55	11,898
Fiscal 2004	3.95	1.90	19,046	N/A	N/A	N/A
Fiscal 2003	2.95	1.50	8,179	N/A	N/A	N/A
Fiscal 2002	5.40	1.50	13,643	N/A	N/A	N/A
Fiscal 2001	5.95	4.75	10,175	N/A	N/A	N/A

(2)	the quarterly high and low market closing prices, and average daily trading volume on the Toronto Stock Exchange and the American Stock Exchange, for the two most recent full financial years and any subsequent period:

	Toronto Stock Exchange (in Canadian dollars)			American Stock Exchange (a) (in U.S. dollars)
	High $	Low $	Volume	High $	Low $	Volume
Fiscal 2005:
Quarter ended 12/31/05	$1.45	$0.91	17,457	$1.22	$0.82	33,074
Quarter ended 09/30/05	2.30	1.29	25,481	1.90	1.10	34.127
Quarter ended 06/30/05	2.25	1.30	12,524	1.75	1.02	11,262
Quarter ended 03/31/05	2.20	1.50	12,039	1.80	1.25	10,002
Six-Month Fiscal Transition 2004:
Quarter ended 12/31/04	2.60	1.90	21,455	2.20	1.55	11,898
Quarter ended 9/30/04	2.50	1.75	21,866	N/A	N/A	N/A
Fiscal 2004:
Quarter ended 6/30/04	3.15	2.05	21,560	N/A	N/A	N/A
Quarter ended 3/31/04	3.95	2.50	38,272	N/A	N/A	N/A
Quarter ended 12/31/03	2.50	1.90	8,490	N/A	N/A	N/A
Quarter ended 9/30/03	2.70	2.30	7,530	N/A	N/A	N/A

(a)	The Company began trading on the American Stock Exchange on November 12, 2004

(3)	the high and low market closing prices, and average daily trading volume on the Toronto Stock Exchange and American Stock Exchange, for the most recent six months:

	Toronto Stock Exchange (in Canadian dollars)			American Stock Exchange (in U.S. dollars)
	High $	Low $	Volume	High $	Low $	Volume
February 2006	$1.64	$1.33	16,695	$1.40	$1.18	39,595
January 2006	1.41	0.88	18,314	1.29	0.82	44,873
December 2005	1.16	0.91	21,345	0.97	0.82	47,886
November 2005	1.27	1.05	16,495	1.07	0.94	27,409
October 2005	1.45	1.00	15,068	1.22	0.89	18,150
September 2005	1.71	1.29	12,464	1.42	1.11	17,991

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

C. Material contracts

Other than contracts entered into in the ordinary course of business and those previously reported as referenced in Item 19, the Company has entered into the material contracts listed as “Filed herewith” in Item 19 hereto in the last two calendar years.

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

Subject to the provisions relating to so-called WTO transactions as described below, an acquisition of control will be reviewable by Industry Canada if the “value of the assets” of the Canadian business for which control is being acquired is: (a) CAD$5.0 million or more in the case of a “direct” acquisition; (b) CAD$50.0 million or more in the case of an “indirect” acquisition, which is a transaction involving the acquisition of the shares of a corporation incorporated outside Canada which owns subsidiaries in Canada; or (c) CAD$5.0 million or more but less than CAD$50.0 million where the Canadian assets acquired constitute more than 50% of the value of the assets of all entities acquired, if the acquisition is effected through the acquisition of control of a foreign corporation.

These thresholds have been increased respecting the acquisition of control of a Canadian business (1) by investors which are ultimately controlled by nationals of countries which are members of the World Trade Organization (“WTO”), including Americans; or (2) which is a WTO member-controlled (other than Canadian controlled) Canadian business (either, a “WTO transaction”). A direct acquisition in WTO transactions is reviewable only if it involves the direct acquisition of a Canadian business where the value of the assets is CAD$265.0 million or more for transactions closing in 2006 (this figure is adjusted annually to reflect the increase in the Canadian nominal gross domestic product at market prices). The Investment Review Division of Industry Canada has taken the position that an indirect acquisition of a Canadian business by or from WTO Investors are generally not reviewable.

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

A proposed transaction is subject to pre-notification if two thresholds are exceeded. First, the parties and their affiliates must have assets in Canada or gross revenues from sales in, from or into Canada that exceed CAD$400.0 million in aggregate value. Second, the parties to a transaction involving a corporation which carries on an “operating business” in Canada must then notify the Commissioner of Competition in cases where: (a) in respect of a proposed acquisition of assets of an operating business (defined in the Competition Act (Canada) as a business undertaking in Canada to which employees employed in connection with the undertaking ordinarily report for work), the value of the assets or the annual gross revenues from sales in or from Canada generated from those assets would exceed CAD$35.0 million; (b) in respect of a proposed acquisition of voting shares of a corporation carrying on an operating business, the value of the assets of the acquired corporation or the annual gross revenues from sales in or from Canada generated from those assets would exceed CAD$35.0 million, and the persons acquiring the shares would acquire an interest in the corporation exceeding either 20% in the case of a public corporation or 35% in the case of a private corporation. If the parties already surpass the 20% or the 35% threshold, and make a subsequent share purchase which results in their owning more than a 50% interest, then the subsequent transaction also requires notification; (c) in the case of a corporate amalgamation, where one or more of the corporations carries on an operating business, the value of the assets of the continuing corporation or the annual gross revenues sales in or from Canada generated from those assets would exceed CAD$70.0 million; or (d) in the case of a proposed combination, the value of the assets of the continuing business or the annual gross revenues from sales in or from Canada generated from those assets would exceed CAD$35.0 million.

Finally, all merger transactions, regardless of whether they are subject to pre-notification, are subject to the substantive provisions of the Competition Act, namely whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market in Canada.

E. Taxation

This section summarizes the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the common stock. Nothing contained herein shall be construed as tax advice; you must rely only on the advice of your own tax advisor. The Company makes no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to the common stock applies to the beneficial owners who are individuals, corporations, trusts and estates that:

•	at all relevant times are: (i) U.S. persons for purposes of the U.S. Internal Revenue Code of 1986, as amended, through the date hereof (the “Code”), (ii) non-residents of Canada for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and (iii) residents of the United States for purposes of, and entitled to all the benefits under, the Canada-United States Income and Capital Tax Convention (1980), as amended by protocols through the date hereof (the “Tax Treaty”);

•	hold common stock as capital assets for purposes of the Code and capital property for the purposes of the Income Tax Act;

•	deal at arm’s length with, and are not affiliated with, the Company for purposes of the Income Tax Act; and

•	do not and will not use or hold the common stock in carrying on a business in Canada.

Persons who satisfy the above conditions are referred to as “U.S. Shareholders.”

The tax consequences of an investment in common stock by persons who are not U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. This Annual Report does not discuss these rules, and holders that are financial institutions should consult their own tax advisors. This discussion is based upon the following, all as currently in effect:

•	the Income Tax Act and Regulations under the Income Tax Act;

•	the Code and Treasury Regulations under the Code;

•	the Canada-United States Income Tax Convention (1980);

•	the administrative policies and practices published by the Canada Revenue Agency, formerly Revenue Canada;

•	all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

•	the administrative policies and rulings published by the U.S. Internal Revenue Service; and

•	judicial decisions.

All of the foregoing is subject to change either prospectively or retroactively. This summary does not take into account estate or gift tax laws, the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of common stock. This discussion does not address all possible tax consequences relating to an investment in common stock. No account has been taken of your particular circumstances, and this summary does not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold common stock as part of a “straddle,” “hedge” or “conversion transaction,” persons acquiring shares upon exercise of stock options or in other compensatory transactions, and U.S. Shareholders that have a “functional currency” other than the U.S. dollar or that own common stock through a partnership or other pass through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing common stock.

Material U.S. Federal Income Tax Considerations

Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of ownership and disposition of the common stock.

U.S. Shareholders are generally required to include in income dividend distributions, if any, paid by the Company to the extent of the Company’s current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars, and without reduction for Canadian withholding tax. For a discussion of Canadian withholding taxes applicable to dividends paid by the Company, see “Material Canadian Federal Income Tax Considerations.” You will generally be entitled to a foreign tax credit or deduction for U.S. federal income tax purposes in an amount equal to the Canadian tax withheld. To the extent distributions paid by the Company on the common stock exceed the Company’s current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

Under current law the maximum rate of U.S. federal income tax on dividends paid to noncorporate U.S. holders is reduced to 15% for tax years from 2003 to 2008. In order to qualify for the reduced tax rates on dividends, a noncorporate shareholder must satisfy certain holding period requirements and must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. In some circumstances, this holding period may be increased. Additionally, the investment interest limitations under these reduced tax rates do not apply to dividends that a noncorporate shareholder elects to treat as investment income for purposes of Section 163(d)(4) of the Code.

Dividends received from a “qualified foreign corporation” are eligible for the reduced dividends tax rates for noncorporate shareholders. In general, a Canadian corporation entitled to all the benefits of the Tax Treaty will be treated as a qualified foreign corporation. In addition, a foreign corporation will be treated as a qualified foreign corporation with respect to any dividend paid by that corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. Regardless of the above rules, however, a foreign corporation will not be treated as a qualified foreign corporation if, for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, the corporation is classified for U.S. tax purposes as a passive foreign investment company (“PFIC”). Accordingly, any dividends paid by us in a year that we are a PFIC or in the next taxable year would not qualify for the reduced tax rates on dividends paid to noncorporate U.S. holders. As discussed below under “Passive Foreign Investment Company Rules,” we have determined that we are a PFIC for U.S. federal income tax purposes and likely will continue to be a PFIC at least until we develop a source of significant operating revenues.

Dividends paid by the Company generally will constitute foreign source dividend income and “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer.

Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

Dividends paid by the Company on the common stock generally will not be eligible for the “dividend received” deduction available to corporate shareholders, because the Company is a foreign corporation. Note, however, that if a corporation owns at least 10 percent of the Company’s stock and we are not a PFIC (see “Passive Foreign Investment Rules” below) for a particular year, a dividend received deduction may be available under code section 245 for any dividends paid by the Company to that shareholder.

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

Passive Foreign Investment Company Rules

The passive foreign investment company, or PFIC, provisions of the Code can have significant tax effects on U.S. Shareholders. The Company will be classified as a PFIC for any taxable year if, after the application of certain “look through” rules, either:

•	75% or more of the Company’s gross income is “passive income” which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value, of the Company’s assets that produce or are held for the production of “passive income” is 50% or more of the fair market value of all the Company’s assets.

Based upon our review of our financial data for the current and prior fiscal years, we have determined that we are currently a PFIC and likely will continue to be a PFIC at least until we develop a source of significant operating revenues.

Our classification as a PFIC for any period during a U.S. Shareholder’s holding period for our shares, absent the holder’s validly making one of the elections described below, would generally require the U.S. Shareholder to treat all “excess distributions” received during the holding period with respect to those shares as if those amounts were ordinary income earned ratably over the holding period. Excess distributions for this purpose would include all gain realized on the disposition of the shares as well as certain distributions made by us. Amounts treated under this analysis as earned in the year of the disposition or in any year before the first year in which we are a PFIC would be included in the holder’s ordinary income for the year of the disposition. Additionally, amounts treated as earned in a year of distribution would be included in the holder’s ordinary income for the year of the distribution. All remaining amounts would be subject to tax at the highest ordinary income tax rate that would have been applicable in the year in which such amounts were treated as earned, and interest would be charged on the tax payable with respect to such amounts. In addition, if we are classified as a PFIC, shares acquired from a decedent generally would not receive a “stepped-up” basis but would, instead, have a tax basis equal to the lower of the decedent’s basis or the fair market value of those shares or ADSs on the date of the decedent’s death.

The special PFIC tax rules described above will not apply to a U.S. Shareholder if the holder makes a qualified electing fund (“QEF”) election to have us treated as a QEF for the first taxable year of the holder’s holding period in which we are a PFIC and we provide certain information to the U.S. Shareholder. A U.S. Shareholder that makes a QEF election with respect to us will be currently taxable on its pro rata share of our ordinary earnings and net capital gain during any years we are a PFIC (at ordinary income and capital gains rates, respectively), regardless of whether or not distributions were received. An electing U.S. Shareholder’s basis in the shares would be increased by the amounts included in income, and subsequent distributions by us of previously included earnings and profits generally would not be treated as a taxable dividend and would result in a corresponding reduction in basis. A U.S. Shareholder making such a timely election will not be taxed on our undistributed earnings and profits for any year that we are not a PFIC. Upon request by a U.S. shareholder, we will provide the information necessary for such holder to make the QEF election.

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

As discussed above, dividends from a PFIC do not qualify for the reduced tax rates on dividends paid to non corporate U.S. Shareholders in effect for tax years 2003 through 2008.

You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of the Company’s shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10%-or-more of the total combined voting power of all classes of the Company’s shares, the Company could be treated as a controlled foreign corporation (“CFC”) under Section 957 of the Code. This classification would require such 10%-or-greater shareholders to include in income their pro rata shares of the Company’s “subpart F Income,” as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Shareholder who is or was a 10%-or-greater shareholder while the Company was a CFC at any time during the five-year period ending with the sale or exchange will be ordinary dividend income to the extent of the Company’s earnings and profits attributable to the shares sold or exchanged and not previously taxed under Subpart F.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Company will thereafter file reports and other information with the SEC. You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC’s regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company at the following address: 4620 Creekstone Drive, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary.

I. Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Currently the Company’s principal operations are located in the United States. Effective January 1, 2005 our functional currency is the U.S. dollar. Concurrent with the change in functional currency, the Company elected to change our reporting currency to the U.S. dollar. Therefore, when we refer to dollars, “$,” we refer to “U.S. dollars,” the legal currency of the United States. Historically, the functional currency of the Company had been the Canadian dollar. At December 31, 2005, the Company had approximately $13.1 million in cash, cash equivalents, and short-term investments. To date, derivative financial instruments have not been needed or used. Security of principal versus income historically governed investment decisions, with excess funds invested in short term, government backed securities or bankers acceptances.

At December 31, 2005, the Company held approximately CAD$2.6 million of its cash to fund certain development activities underway in Canada. At this time, the Company does not utilize derivative financial instruments. Should business conditions dictate, the Company may consider the use of derivative instruments in the future. However, security of principal versus income generation will continue to govern investment decisions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the fiscal year ended December 31, 2005 covered by this Annual Report. Based on this evaluation, our principal executive officer and principal financial officer concluded that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods.

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the evaluation of our internal control over financial reporting that occurred during this fiscal period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

The Board has adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees of the Company, including the principal executive officer, the principal financial officer, the principal accounting officer or controller and persons performing similar functions. You can access the Code of Business Conduct and Ethics in the corporate governance section of our website under “Investor Relations” at http://www.adherex.com. See “Directors, Senior Management and Employees — Board Practices — Report on Corporate Governance.”

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors in the fiscal year 2005, the six-month fiscal transition 2004 and the fiscal year 2004 (in Canadian dollars):

	Fiscal Year 2005		Six-Month Fiscal Transition 2004		Fiscal Year 2004
Audit Fees (1)		$70,090		$53,500		$224,165
Audit-Related Fees (2)		6,545		—		5,350
Tax Fees (3)		22,510		5,000		38,520
All Other Fees (4)		4,794		7,000		—

Total	CAD$	103,939	CAD$	65,500	CAD$	268,035

(1)	Audit Fees include fees for the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and to issue reports on the local statutory and regulatory financial statements. It also includes fees for services that can only be provided by the Company’s auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for U.S. Securities and Exchange Commission or other regulatory filings.
(2)	Audit-Related Fees include fees for those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report.
(3)	Tax Fees include fees for periodic tax consultations and compliance services in various local, regional and national tax jurisdictions.
(4)	All Other Fees include fees for services for the tax preparation to certain executives.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for the fiscal year ended December 31, 2005, the six-month fiscal transition 2004 and fiscal year 2004 were approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company’s equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements follow the signature page of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description	Location
1.1	Articles of Amalgamation dated June 29, 2004	Exhibit 1.7 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

1.2	By-laws of the Company, as amended on November 2, 2004	Exhibit 1.9 to the Form 20-F/A Registration Statement (No. 001-32295) of Adherex, filed November 5, 2004

*4.1	Adherex Stock Option Plan	Exhibit 4.1 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.2	General Collaboration Agreement, dated as of February 26, 2001, by and between Adherex Technologies Inc. and McGill University LLP	Exhibit 4.2 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.3	Exclusive License Agreement, dated as of April 13, 2001, by and between Rutgers, the State University of New Jersey, and Oxiquant, Inc.	Exhibit 4.3 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.4	Amendment No. 1, dated as of November 19, 2002, by and between Rutgers, the State University of New Jersey, and Oxiquant, Inc.	Exhibit 4.4 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.5	Exclusive License Agreement, dated as of September 26, 2002, by and between Oregon Health & Science University and Oxiquant, Inc.	Exhibit 4.5 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.8	Lease Agreement, dated as of March 8, 2004, by and between Realmark-Commercial, LLC and Adherex, Inc.	Exhibit 4.8 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.9	Registration Rights Agreement, dated as of December 19, 2003, by and between Adherex Technologies Inc. and HBM BioVentures (Cayman) Ltd.	Exhibit 4.9 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.10	Executive Employment Agreement, dated as of December 12, 2001, by and between Adherex Technologies Inc. and Robin J. Norris	Exhibit 4.10 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.11	Executive Employment Agreement, dated as of January 27, 2003, by and between Adherex Technologies Inc. and D. Scott Murray	Exhibit 4.11 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

Exhibit No.	Description	Location
*4.12	Executive Employment Agreement, dated as of February 19, 2003, by and between Adherex Technologies Inc. and William P. Peters, MD, PhD, MBA	Exhibit 4.12 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.13	Executive Employment Agreement, dated April 21, 2004, by and between Adherex, Inc. and James A. Klein, Jr.	Exhibit 4.13 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.14	Employment Agreement, dated as of August 9, 2004, by and between Adherex, Inc. and Rajesh K. Malik	Exhibit 4.14 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.16	Form of Common Stock Warrant, dated November 20, 2002	Exhibit 4.16 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.18	Form of Insider Common Stock Warrant, dated June 23, 2003	Exhibit 4.18 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.19	Form of Non-Insider Common Stock Warrant, dated June 23, 2003	Exhibit 4.19 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.21	Form of Common Stock Warrant, dated December 3, 2003	Exhibit 4.21 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.22	Common Stock Warrant issued to HBM BioVentures (Cayman) Ltd., dated December 3, 2003	Exhibit 4.22 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.24	Form of Common Stock Warrant, dated December 19, 2003	Exhibit 4.24 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.25	Common Stock Warrant issued to The Vengrowth Advanced Life Sciences Fund Inc., dated December 19, 2003	Exhibit 4.25 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.26	Common Stock Warrant issued to HBM BioVentures (Cayman) Ltd., dated December 19, 2003	Exhibit 4.26 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.27	Form of Common Stock Warrant, dated May 20, 2004	Exhibit 4.27 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.28	Employment Agreement, dated as of October 25, 2004, by and between Adherex, Inc. and Brian E. Huber, Ph.D.	Exhibit 4.28 to the Form 20-F/A Registration Statement (No. 001-32295) of Adherex, filed November 5, 2004

Exhibit No.	Description	Location
4.29	Second Amendment to Lease Agreement dated September 14, 2004 between Realmark Commercial LLC and Adherex, Inc.	Exhibit 4.29 to the Form 20-F/A Registration Statement (No. 001-32295) of Adherex, filed November 5, 2004

4.30	Development and License Agreement dated July 14, 2005 between Adherex Technologies Inc. and Glaxo Group Limited**	Exhibit 4.30 to Form 6-K of Adherex, filed July 22, 2005

*4.31	Executive Employment Agreement, dated as of October 3, 2005, by and between Adherex, Inc. and Jeffery Solash	Filed herewith

4.32	Sublease Agreement, dated as of August 31, 2005, by and between Biostratum, Inc. and Adherex, Inc. (Englert)	Filed herewith

4.33	Sublease Agreement, dated as of August 31, 2005, by and between Biostratum, Inc. and Adherex, Inc. (Creekstone)	Filed herewith

4.34	Form of Common Stock Warrant, dated July 20, 2005	Filed herewith

4.35	Form of Placement Agent Common Stock Warrant, dated July 20, 2005	Filed herewith

4.36	Amendment No. 1 to Development and License Agreement dated December 20, 2005 between Glaxo Group Limited and Adherex Technologies Inc.**	Filed herewith

4.37	Amended and Restated Stock Option Plan	Filed herewith

4.38	Partial Assignment of Lease and Lease Amendment Number Two dated August 31, 2005	Filed herewith

4.39	Highwoods Realty Limited Partnership Office Master Lease (Creekstone)	Filed herewith

4.40	Consent to Sublease dated August 31, 2005 among Highwoods Realty Limited Partnership, BioStratum, Inc. and Adherex, Inc.	Filed herewith

8	Subsidiaries	Exhibit 8 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

12.1	Certification of Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

12.2	Certification of Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

13	Certification of Chief Executive Officer and Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

14	Consent of PricewaterhouseCoopers LLP	Filed herewith

*	Indicates a management contract or compensatory plan.
**	The Company has requested confidential treatment with respect to certain portions of this exhibit. Those portions have been omitted from this exhibit and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADHEREX TECHNOLOGIES INC.

By:	/s/ JAMES A. KLEIN, JR.
James A. Klein, Jr.
Its:	Chief Financial Officer

Dated: March 30, 2006

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

February 10, 2006

To the Shareholders of Adherex Technologies Inc.

We have audited the accompanying consolidated balance sheets of Adherex Technologies Inc. and its subsidiaries as of December 31, 2005, December 31, 2004 and June 30, 2004 and the consolidated statements of operations, cash flows and shareholders’ equity for the year ended December 31, 2005, the six months ended December 31, 2004, the years ended June 30, 2004 and 2003 and, cumulatively, for the period from September 3, 1996 to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adherex Technologies Inc. and its subsidiaries at December 31, 2005, December 31, 2004 and June 30, 2004 and the results of their operations and their cash flows for the year ended December 31, 2005, the six months ended December 31, 2004 and for the years ended June 30, 2004 and 2003 and for the period from September 3, 1996 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company requires additional financing that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 10, 2006

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	December 31, 2005	December 31, 2004	June 30, 2004
Assets

Current assets
Cash and cash equivalents	$11,916	$17,473	$13,599
Cash pledged as collateral	53	75	31
Short-term investments	1,175	—	7,071
Accounts receivable	15	17	39
Investment tax credits recoverable	129	252	280
Prepaid expense	59	11	119
Other current assets	52	84	419

Total current assets	13,399	17,912	21,558

Other long-term assets	—	10	36
Capital assets	374	652	419
Leasehold inducements	518	—	—
Acquired intellectual property rights	14,154	20,415	19,496

Total assets	$28,445	$38,989	$41,509

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$1,385	$1,079	$628
Accrued liabilities	1,279	700	839

Total current liabilities	2,664	1,779	1,467

Other long-term liabilities	13	140	92
Deferred lease inducement	537	—	—
Future income taxes	5,174	7,463	7,126

Total liabilities	8,388	9,382	8,685

Commitments and contingencies

Shareholders’ equity

Common stock, no par value; unlimited shares authorized; 42,629 shares, 36,535 shares and 35,891 shares issued and outstanding, respectively	41,268	34,324	33,565
Contributed surplus	25,338	22,587	20,258
Cumulative translation adjustment	5,850	5,850	2,404
Deficit accumulated during development stage	(52,399)	(33,154)	(23,403)

Total shareholders’ equity	20,057	29,607	32,824

Total liabilities and shareholders’ equity	$28,445	$38,989	$41,509

Signed on behalf of the Board of Directors

/s/ Raymond Hession	/s/ Arthur T. Porter
Raymond Hession Director	Arthur T. Porter, MD, MBA Director

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,		Cumulative From September 3, 1996 to December 31,
	2005	2004	2004	2003	2005

Revenue	$—	$—	$—	$—	$—

Operating expenses:
Research and development	12,441	3,443	3,561	2,745	28,382
General and administration	3,182	2,727	3,481	1,996	14,786
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265	7,545

Loss from operations	(18,346)	(7,404)	(9,365)	(6,006)	(50,713)

Other income (expense):
Loss on impairment of intellectual property	(3,539)	—	—	—	(3,539)
Settlement of Cadherin Biomedical Inc. litigation	—	(1,283)	—	—	(1,283)
Interest expense	(11)	—	(331)	(11)	(352)
Other income	—	—	—	—	98
Interest income	361	171	162	72	1,182

Total other income and (expense)	(3,189)	(1,112)	(169)	61	(3,894)

Loss before income taxes	(21,535)	(8,516)	(9,534)	(5,945)	(54,607)

Recovery of future income taxes	2,290	451	849	462	4,052

Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)	$(50,555)

Net loss per share of common stock, basic and diluted	$(0.49)	$(0.22)	$(0.36)	$(0.42)

Weighted-average number of shares of common stock outstanding, basic and diluted	39,276	35,989	24,233	12,920

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,		Cumulative From September 3, 1996 to December 31,
	2005	2004	2004	2003	2005
Cash flows from (used in):
Operating activities:
Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)	$(50,555)
Adjustments for non-cash items:
Amortization of capital assets	224	50	224	227	1,072
Non-cash Cadherin Biomedical Inc. litigation expense	—	1,187	—	—	1,187
Unrealized foreign exchange loss	—	—	—	—	9
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265	7,545
Recovery of future income taxes	(2,290)	(451)	(849)	(462)	(4,052)
Loss on impairment of intellectual property	3,539	—	—	—	3,539
Amortization of leasehold inducements	108	—	(48)	(60)	(139)
Non-cash severance expense	—	—	—	168	168
Stock options issued to consultants	275	40	145	4	464
Stock options issued to employees	1,402	598	—	—	2,000
Accrued interest on convertible notes	—	—	331	11	341
Changes in operating assets and liabilities	1,003	730	601	(249)	1,993

Net cash used in operating activities	(12,261)	(4,677)	(5,958)	(4,579)	(36,428)

Investing activities:
Purchase of capital assets	(102)	(294)	(154)	(62)	(1,346)
Disposal of capital assets	—	67	—	37	115
Release of restricted cash	—	—	192	—	190
Restricted cash	22	(38)	—	—	(207)
Purchase of short-term investments	(3,435)	(6,467)	(7,056)	—	(22,148)
Redemption of short-term investments	2,260	13,965	—	5,391	21,616
Investment in Cadherin Biomedical Inc.	—	—	—	(166)	(166)
Acquired intellectual property rights	—	—	—	(640)	(640)

Net cash provided (used) in investing activities	(1,255)	7,233	(7,018)	4,560	(2,586)

Financing activities:
Conversion of long-term debt to equity	—	—	—	—	68
Long-term debt repayments	—	—	—	—	(65)
Capital lease repayments	—	—	—	—	(8)
Issuance of common stock	8,134	—	23,458	—	46,676
Registration expense	—	(465)	—	—	(465)
Financing expenses	(141)	—	(346)	—	(487)
Proceeds from convertible note	—	—	1,292	1,726	3,017
Other liability repayments	(59)	36	(51)	—	(74)
Proceeds from exercise of stock options	25	—	22	4	51

Net cash provided (used) in financing activities	7,959	(429)	24,375	1,730	48,713
Effect of exchange rate changes on cash and cash equivalents	—	1,747	62	220	2,217

Net change in cash and cash equivalents	(5,557)	3,874	11,461	1,931	11,916
Cash and cash equivalents - Beginning of period	17,473	13,599	2,138	207	—

Cash and cash equivalents - End of period	$11,916	$17,473	$13,599	$2,138	$11,916

Supplemental non-cash information:
Acquisition of Oxiquant intellectual property	$—	$—	$—	$12,828
Leasehold improvements financed by leasehold inducements	—	76	—	—
Leasehold improvements	544	—	—	—
Share distribution to shareholders	—	—	—	166
Convertible notes settled in private placement	—	—	1,822	—
Acquisition of Cadherin Biomedical Inc.	—	1,187	—	—

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Shareholders’ Equity

U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock	Contributed	Cumulative Translation	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	of Subsidiary	Surplus	Adjustment	Stage	Equity
Balance at June 30, 1996	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	1,600	—	—	—	—	—	—
Net loss	—	—	—	—	—	(37)	(37)

Balance at June 30, 1997	1,600	—	—	—	—	(37)	(37)
Net loss	—	—	—	—	—	(398)	(398)

Balance at June 30, 1998	1,600	—	—	—	—	(435)	(435)
Exchange of Adherex Inc. shares for Adherex Technologies Inc. shares	(1,600)	—	—	—	—	—	—
Issuance of common stock	4,311	1,615	—	—	—	—	1,615
Cumulative translation adjustment	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	(958)	(958)

Balance at June 30, 1999	4,311	1,615	—	—	20	(1,393)	242
Issuance of common stock	283	793	—	—	—	—	793
Issuance of equity rights	—	—	—	171	—	—	171
Issuance of special warrants	—	—	—	255	—	—	255
Settlement of advances
Issuance of common stock	280	175	—	—	—	—	175
Cancellation of common stock	(120)	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	(1,605)	(1,605)

Balance at June 30, 2000	4,754	2,583	—	426	36	(2,998)	47
Issuance of common stock
Initial public offering	1,333	5,689	—	—	—	—	5,689
Other	88	341	—	—	—	—	341
Issuance of special warrants	—	—	—	1,722	—	—	1,722
Conversion of special warrants	547	1,977	—	(1,977)	—	—	—
Issuance of Series A special warrants	—	—	—	4,335	—	—	4,335
Conversion of Series A special warrants	1,248	4,335	—	(4,335)	—	—	—
Conversion of equity rights	62	171	—	(171)	—	—	—
Cumulative translation adjustment	—	—	—	—	141	—	141
Net loss	—	—	—	—	—	(2,483)	(2,483)

Balance at June 30, 2001	8,032	15,096	—	—	177	(5,481)	9,792
Cumulative translation adjustment	—	—	—	—	(124)	—	(124)
Net loss	—	—	—	—		(3,596)	(3,596)

Balance at June 30, 2002	8,032	15,096	—	—	53	(9,077)	6,072

(continued on next page)

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Shareholders’ Equity

U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock	Contributed	Cumulative Translation	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	of Subsidiary	Surplus	Adjustment	Stage	Equity
Balance at June 30, 2002	8,032	15,096	—	—	53	(9,077)	6,072
Stated capital reduction	—	(9,489)	—	9,489	—	—	—
Common stock issued for Oxiquant acquisition	8,032	11,077	—	543	—	—	11,620
Exercise of stock options	5	4	—	—	—	—	4
Distribution to shareholders	—	—	—	—	—	(158)	(158)
Stock options issued to non-employees	—	—	—	4	—	—	4
Equity component of June convertible notes	—	—	—	1,058	—	—	1,058
Financing warrants	—	—	—	53	—	—	53
Cumulative translation adjustment	—	—	—	—	2,047	—	2,047
Net loss	—	—	—	—	—	(5,483)	(5,483)

Balance at June 30, 2003	16,069	16,688	—	11,147	2,100	(14,718)	15,217
Stock options issued to consultants	—	—	—	148	—	—	148
Repricing of warrants related to financing	—	—	—	18	—	—	18
Equity component of December convertible notes	—	—	—	1,124	—	—	1,124
Financing warrants	—	—	—	54	—	—	54
Conversion of June convertible notes	1,728	1,216	—	(93)	—	—	1,123
Conversion of December convertible notes	1,085	569	—	(398)	—	—	171
Non-redeemable preferred stock	—	—	1,045	—	—	—	1,045
December private placement	11,522	8,053	—	5,777	—	—	13,830
May private placement	4,669	6,356	—	2,118	—	—	8,474
Exercise of stock options	18	23	—	—	—	—	23
Amalgamation of 2037357 Ontario Inc.	800	660	(1,045)	363	—	—	(22)
Cumulative translation adjustment	—	—	—	—	304	—	304
Net loss	—	—	—	—	—	(8,685)	(8,685)

Balance at June 30, 2004	35,891	33,565	—	20,258	2,404	(23,403)	32,824
Stock options issued to consultants	—	—	—	39	—	—	39
Stock options issued to employees	—	—	—	604	—	—	604
Retroactive adjustment for stock-based compensation	—	—	—	1,686	—	(1,686)	—
Cost related to SEC registration	—	(493)	—	—	—	—	(493)
Acquisition of Cadherin Biomedical Inc.	644	1,252	—	—	—	—	1,252
Cumulative translation adjustment	—	—	—	—	3,446	—	3,446
Net loss – six months	—	—	—	—	—	(8,065)	(8,065)

Balance at December 31, 2004	36,535	34,324	—	22,587	5,850	(33,154)	29,607
Cost related to financing	—	(141)	—	—	—	—	(141)
Exercise of stock options	15	25	—	—	—	—	25
Stock options issued to consultants	—	—	—	275	—	—	275
Stock options issued to employees	—	—	—	1,402	—	—	1,402
July private placement	6,079	7,060	—	1,074	—	—	8,134
Net loss	—	—	—	—	—	(19,245)	(19,245)

Balance at December 31, 2005	42,629	$41,268	$—	$25,338	$5,850	$(52,399)	$(20,057)

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements

U.S. dollars and shares in thousands, except per share information

1. Going Concern

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, which contemplates that Adherex will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at December 31, 2005 there was significant doubt that the Company will be able to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the raising of additional financial resources.

The Company’s management is considering all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors most likely in a private placement of common stock. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate, and such adjustments could be material.

The Company’s management believes sufficient financial resources exist to fund operations into late 2006.

2. Nature of Operations

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

3. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of Adherex and of all its subsidiaries. Investments over which the Company has control are fully consolidated. All material inter-company balances and transactions have been eliminated upon consolidation.

Share consolidation

On July 20, 2005, the Company announced that the Board of Directors had approved a share consolidation of the Company’s common stock at a ratio of one- for- five. The share consolidation had previously been approved by the Company’s shareholders at the Annual and Special Meeting held on April 29, 2005. The number of shares of Adherex common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding as well as per share data and per stock option data have been adjusted for all periods presented to reflect the one-for-five share consolidation.

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

Change in functional and reporting currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian (“CAD”) dollar to the United States (“U.S.”) dollar because the majority of its operations are denominated in U.S. dollars as the result of increasing activities undertaken in the U. S. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and total $5,850 at December 31, 2005 and 2004 and $2,404 at June 30, 2004.

Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash or cash equivalents. The carrying value of cash and cash equivalents approximates their fair value due to the short-term nature of these items.

Cash pledged as collateral

The Company has pledged cash as collateral on corporate credit accounts in the form of interest-bearing term deposits.

Short-term investments

Short-term investments consist primarily of corporate bonds and bankers notes. The Company invests in high credit quality investments in accordance with its investment policy designed to protect the principal investment. Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized losses recognized as investment income.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:

Furniture, fixtures and office equipment	20%
Computer equipment	30%
Computer software	100%
Laboratory equipment	20%

Leasehold improvements are amortized on a straight-line basis over the lease term.

Deferred leasehold inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease. The Company received lease inducements in the form of leasehold improvements and rent-free periods.

Acquired intellectual property rights

Acquired intellectual property rights are recorded at cost and are being amortized over their estimated useful lives on a straight-line basis over ten years.

Impairment of long-lived assets

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

U.S. dollars and shares in thousands, except per share information

Common stock and warrants

Common stock is recorded as the net proceeds received on issuance after deducting all share issue costs and the value of investor warrants. Warrants are recorded at fair value and are deducted from the proceeds of common stock and recorded on the consolidated statements of shareholders’ equity as contributed surplus.

Revenue recognition

The Company recognizes revenue from multiple element arrangements under a development and license agreement, which include license payments, milestones and royalties. Revenue arrangements with multiple deliverables are accounted for under the provisions of the Emerging Issues Committee Abstract# -142, Revenue Arrangements With Multiple Deliverables, and are divided into separate units of accounting if certain criteria are met. The consideration the Company receives is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in conjunction with a development and license agreement, including license fees and milestones are deferred and recognized on a straight-line basis over the relevant periods.

The Company records royalty revenue in accordance with the contract terms once it can be reliably measured and the collection is reasonably assured.

Research and development costs and investment tax credits

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred. Development costs, including drug substance costs, clinical study expenses and regulatory expenses are also generally expensed as incurred unless such costs meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product that the Company intends to produce and market, there must be a clearly defined market for the product and the Company must have the resources, or access to resources, necessary to complete the development. To date, no development costs have been deferred.

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

Foreign currency translation

All of the Company’s foreign operations are integrated. Financial statements of integrated foreign operations are translated as follows:

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets were acquired or the obligations incurred. Expenses denominated in foreign currencies are translated at the relevant exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year.

Stock-Based compensation plan

Effective January 1, 2002, the Company adopted the recommendations of the CICA set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the statement of operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On July 1, 2004, the Company increased the deficit by $1,686 and increased contributed surplus by the same amount.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the same method, except the weighted average number shares of common stock and includes, where applicable convertible debentures, stock options and warrants, if dilutive.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period presentation, including patent fees which have been reclassified from research and development to general and administrative expenses.

4. Cash, Cash Equivalents and Short-Term Investments

The following table summarizes the Company’s cash and cash equivalents, cash pledged as collateral and short-term investments at December 31, 2005, December 31, 2004 and June 30, 2004:

	December 31, 2005	December 31, 2004	June 30, 2004
Cash and cash equivalents	$11,916	$17,473	$13,599
Cash pledged as collateral	53	75	31
Short-term investments	1,175	—	7,071

	$13,144	$17,548	$20,701

Cash and cash equivalents have a maturity of less than 90 days. Short-term investments have maturities of greater than 90 days and less than twelve months. Short-term investments at December 31, 2005 consisted of corporate commercial paper with maturities of 154 to 176 days with their market value approximating their fair value. At December 31, 2004, the Company had no short-term investments. Short-term investments at June 30, 2004 consisted of corporate bonds with maturities at acquisition from 110 to 159 days. As these investments had been purchased just prior to year-end at June 30, 2004, their carrying value approximated their fair value.

Cash pledged as collateral in all years presented relates to amounts to secure certain corporate credit accounts.

5. Acquired Intellectual Property

On November 20, 2002, Adherex acquired certain intellectual property for chemotherapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property resided in Oxiquant, a holding company with no active business. The Company consummated the acquisition by reverse triangular merger, pursuant to which the Company acquired all of the issued and outstanding securities of Oxiquant through an amalgamation of Oxiquant with a wholly owned subsidiary of the Company formed for this purpose. The assets consisted of an exclusive worldwide license to mesna from Rutgers, The State University of New Jersey (“Rutgers”), and certain intellectual property from Oregon Health & Science University (“OHSU”) relating to the use of sodium thiosulfate (“STS”) and N-acetylcysteine (“NAC”).

The intellectual property at the date of acquisition was valued at CAD$31,162 reflecting net liabilities assumed of CAD$401 and a provision for future income tax liability of CAD$11,390, resulting in total consideration of CAD$19,371. The consideration took the form of 8,032 shares of common stock of Adherex with a fair value, at the date of acquisition, of CAD$17,544, as well as 461 warrants valued at CAD$640, and 170 introduction warrants valued at CAD$220. In addition, there were transaction costs of CAD$967. The acquired intellectual property was deemed to have a ten year useful life, amortized on a straight-line basis.

At December 31, 2005, the Company determined the carrying value of the intellectual property relating to mesna, which had a book value of $3,539 was fully impaired and written off based on the Company’s lack of any further developmental plans. This decision was based on the addition of eniluracil to the Company’s R&D portfolio and the financial resources additionally devoted to the development of ADH-1.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

6. Capital Assets

	Year Ended December 31, 2005		Six Months Ended December 31, 2004		Year Ended June 30, 2004
	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Furniture, fixtures and office equipment	$92	$32	$185	$23	$81	$8
Computer equipment	125	48	77	14	46	5
Computer software	125	125	124	77	74	62
Laboratory equipment	591	358	553	301	604	311
Leasehold improvements	4	—	128	—	—	—

	937	$563	1,067	$415	805	$386

Accumulated amortization	(563)		(415)		(386)

Net book value	$374		$652		$419

Amortization of capital assets was $224, $50 and $224 for the year ended December 31, 2005, the six months ended December 31, 2004 and for the year ended June 30, 2004, respectively.

7. Leasehold Inducements

On August 31, 2005 the Company entered into agreements to lease a new office and laboratory facility (“Maplewood Facility”) and sublease the Company’s existing facility (“Englert Facility”) on similar terms as in the original lease. As an incentive to enter into the new lease, the Company received free rent and capital inducements. The Company is paying only half rent for the Maplewood Facility over the first 24 months of the 84-month lease term and received additional inducements in the form of furniture, equipment and leasehold improvements with a fair market value of approximately $544. As part of the sublease of the Englert Facility the Company provided furniture, equipment and leasehold improvements with a net book value of $156 and an approximate fair market value of $75. In addition, the Company has written-off the $68 liability related to leasehold improvements at the Englert Facility and included this amount in the deferred rent inducement as the Company’s sublessee is now contractually obligated to make those payments; however, should the sublessee default on such payments Adherex would then become liable for the remaining amount.

The Company will record rent expense by charging the total rental payments plus the value of the capital inducements received against earnings on a straight-line basis over the 84-month term of the lease which expires on August 31, 2012.

8. Cadherin Biomedical Inc.

On September 27, 2002, CBI was incorporated as a wholly owned subsidiary of Adherex. The Company granted CBI an exclusive worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on or derived from the Company’s cadherin platform owned or licensed under a collaboration agreement with McGill and paid to CBI $158 in cash, in exchange for 8,032 Class A Preferred Shares of CBI, which constituted all of the issued and outstanding shares of CBI. The Company distributed the Class A Preferred Shares of CBI pro rata to its shareholders of record at the time, after which such shareholders held all of the issued and outstanding shares of CBI. This divestiture of the Company’s non-cancer assets was a condition precedent to the acquisition in November 2002 of Oxiquant, a U.S.-based development stage pharmaceutical company with a focus in chemoprotection and chemoenhancement.

In February 2004, the Company filed a claim in the Ontario Superior Court of Justice against CBI in the amount of $75 on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defense and counterclaim in response to such claim. CBI’s counterclaim sought $3,782 in damages relating to the license agreement between the companies. On December 3, 2004, the Company acquired all of the issued and outstanding shares of CBI. Pursuant to the terms of the amalgamation, the Company issued to CBI shareholders approximately 0.6 million shares of Adherex common stock valued at $1,252 based on a 20 day weighted average trading price in exchange for all of the issued and outstanding shares of CBI.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Immediately prior to the acquisition of CBI, directors and officers of the Company owned an aggregate of 99 shares of CBI stock and were therefore entitled to receive approximately 7 shares of common stock of Adherex pursuant to the terms of the amalgamation. CBI had no material operations due to minimal financial resources. The total cost of the acquisition has been recorded as follows:

Adherex common stock	$(1,252)
Transaction costs	(119)
Net financial assets acquired	23

Settlement of CBI litigation	$(1,348)

Adherex acquired CBI to settle the litigation between the two companies and to reacquire the non-cancer rights to the cadherin-based intellectual property. The issuance of the 640 shares of common stock and the associated transaction expenses have been recorded as settlement of CBI litigation and therefore expensed in Statement of Operations for the six months ended December 31, 2004.

The Company believes the reacquisition of the non-cancer rights may be beneficial when seeking any future collaborations with other pharmaceutical and biotech companies.

9. Convertible Notes

On June 23, 2003, the Company issued senior secured convertible notes with a face value totaling $2,219. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Investors also received warrants to purchase an aggregate of 345 shares of common stock of the Company with an exercise price of CAD$2.75 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. In connection with this issuance, the Company issued broker warrants to purchase 101 shares of common stock exercisable at a price of CAD$2.35 per share.

On December 3, 2003, the Company issued additional senior secured convertible notes with a face value totaling $1,458. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Also, investors received warrants for 271 shares of common stock exercisable at a price of CAD$2.15 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. The Company also issued broker warrants to purchase 94 shares of common stock exercisable at a price of CAD$2.15 per share.

Under the terms of the June 2003 financing, the Company could not issue any further debt without the consent of the June convertible note holders. As an inducement to obtain consent to the December 3, 2003 financing, the exercise price of 287 warrants granted in the June financing was changed from CAD$2.75 to CAD$2.15 per share on December 3, 2003, making the terms of both debt financings substantially the same. Warrants held by Company insiders were not repriced. The reduction of exercise price resulted in an increase in the fair value of the warrants on the date of the change of $18. The increase was recorded as interest expense.

Upon issuance, values were ascribed to the investor warrants and to the conversion feature with the remainder being ascribed to the debt portion of the note. These values were being amortized over the life of the notes. As a result, the notes accrued interest at an implied rate in excess of 50 percent, although cash interest was only eight percent.

On December 19, 2003, the Company completed an equity round as described in footnote 10 – Shareholders’ Equity, “Equity financings.” This caused the June and the December notes to convert into 2,813 shares of common stock and 1,407 warrants to purchase common stock. The warrants are exercisable at CAD$2.15 per share and expire December 19, 2008.

The carrying values of the debt and the conversion option components associated with the notes, net of expenses of the offerings, were transferred to equity and split between common stock and contributed surplus ($1,785 to common stock, $1,202 to contributed surplus).

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

10. Shareholders’ Equity

Share Consolidation

On July 20, 2005, the Company announced that the Board of Directors had approved a share consolidation of the Company’s common stock at a ratio of one-for-five. The share consolidation had previously been approved by the Company’s shareholders at the Annual and Special Meeting held on April 29, 2005. The share consolidation became effective at the close of business on July 29, 2005 and reduced the number of shares of common stock then outstanding from approximately 213 million to approximately 43 million. The share consolidation equally affected all of the Company’s common shares, stock options and warrants outstanding at the effective date. The number of shares of Adherex common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding as well as per share data and per stock option data have been retroactively adjusted for all periods presented to reflect the one-for-five share consolidation.

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of shares of no par common stock.

Special warrants

From May 2000 through November 2000, the Company issued special warrants. Each special warrant was sold for CAD$25.00 and entitled the holder thereof to acquire, for no additional consideration, four shares of common stock of the Company. The special warrants also included a price protection adjustment determined by dividing CAD$32.50 by the initial public offering (“IPO”) price of CAD$7.50.

During the year ended June 30, 2000, 16 of 126 special warrants were issued, with the balance of 110 issued in the period ended June 30, 2001. Upon completion of the IPO, on June 5, 2001, these special warrants were converted to 547 shares of common stock, which included 42 shares of common stock issued under the price protection adjustment.

Series A special warrants

During October 2000, the Company issued Series A special warrants. Each Series A special warrant was sold at CAD$6.25 and entitled the holder to acquire, for no additional consideration, one share of common stock of the Company. The Series A special warrants also included a price protection adjustment determined by dividing CAD$8.125 by the IPO price.

Upon completion of the IPO on June 5, 2001, these Series A special warrants were converted to 1,248 shares of common stock, which included 96 shares of common stock issued under the price protection adjustment.

In addition, each Series A special warrant included a share purchase warrant entitling the holder to purchase an additional share of common stock at the IPO price, which was also subject to the price protection adjustment, so that 1,248 additional common stock could have been sold at the IPO price. These share purchase warrants expired unexercised on September 3, 2001.

Equity rights

On September 28, 1999, University Medical Discoveries Inc. (“UMDI”) invested $171 for equity of the Company. The form of this equity was to be the same as the first class of securities to raise greater than $683 subsequent to the date of the investment. The date of conversion was dependent on certain milestones being met under a specific research project. On August 24, 2000, the Company and UMDI agreed to convert UMDI’s $171 investment into 62 shares of common stock of the Company.

Triathlon settlement

During fiscal 2000, other advances totaling $175 were settled by the issuance to Triathlon Limited of 280 shares of common stock of the Company. The number of shares issued was determined with reference to the fair value at the time the advances were made.

Shire BioChem Inc. agreement

On August 17, 2000, the Company entered into a subscription agreement and a license agreement with Shire BioChem Inc. (“BioChem”). Under the subscription agreement, BioChem purchased 80 shares of common stock of the Company for $341. Pursuant to a price protection clause in the agreement, an additional 7 shares of common stock were issued on completion of the Company’s IPO on June 5, 2001.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Initial public offering

On June 5, 2001, the Company completed an IPO issuing 1,333 shares of common stock at a price of CAD$7.50 per share. Net proceeds of this offering credited to capital stock amounted to $5,689, after deducting the underwriting fee of $501 and expenses of $354. As additional compensation in connection with the offering, the Company granted the underwriters non-assignable support options representing ten percent of the offered shares. Each support option entitled the holder to purchase one share of common stock on or before June 5, 2003 at CAD$7.50. The Company also granted the underwriters an option (“Over-allotment Option”) to purchase up to 200 shares of common stock at the offering price for a period ending 30 days from the close of the offering. On July 5, 2001, the Over-allotment Option expired unexercised.

Stated capital reduction

As a prerequisite of the Oxiquant transaction, Adherex licensed all of its cadherin-related intellectual property for non-cancer applications and transferred $158 cash to CBI, a wholly-owned subsidiary of Adherex at the time, in return for Class A Preferred Shares of CBI. These CBI Class A Preferred Shares were then distributed to all of the Adherex shareholders of record by way of special dividend, effecting a “spin out” of CBI and the non-cancer assets from Adherex.

Warrants issued on acquisition of intellectual property

In connection with the acquisition of the intellectual property of Oxiquant in November 2002, the Company issued 461 warrants with an exercise price of CAD$3.59 that expire on November 20, 2007 and 170 introduction warrants with an exercise price of CAD$2.05 that expire on May 20, 2007.

Convertible note warrants

In connection with the June 2003 issuance of senior secured convertible notes, the Company issued 345 investor warrants with an exercise price of CAD$2.75 per share that expire on June 23, 2007 and 101 broker warrants with an exercise price of CAD$2.35 per share that expired on June 23, 2005 unexercised. As an inducement to consent to the issuance of the December 2003 convertible notes, the exercise price of 287 of the investor warrants was changed from CAD$2.75 per share to CAD$2.05 per share on December 3, 2003.

In connection with the December 2003 issuance of additional senior secured convertible notes, the Company issued 271 warrants with an exercise price of CAD$2.15 per share that expire on December 3, 2007 and 94 broker warrants with an exercise price of CAD$2.15 per share that expired on December 3, 2005 unexercised.

Equity financings

On December 19, 2003, the Company completed a private placement of equity securities totaling $16,095, comprised of (i) $15,050 for 11,522 units, at a price of CAD$1.75 per unit, comprised of an aggregate of 11,522 shares of common stock and warrants to acquire 5,761 shares of common stock of Adherex with an exercise price of CAD$2.15 per share. and (ii) $1,045 for 800 Series 1 Preferred Shares and warrants to purchase 400 Series 1 Preferred Shares of 2037357 Ontario Inc. The $5,777 estimated fair value of the warrants has been allocated to contributed surplus and the balance of $8,031 has been credited to common stock. The non-redeemable Series 1 Preferred Shares of 2037357 Ontario Inc. (“Preferred Shares”) were exchangeable into 800 shares of common stock of Adherex. Upon such an exchange, all of the then outstanding warrants to purchase the Preferred Shares would be exchanged for an equal number of warrants to purchase Adherex common stock, which would have an exercise price of CAD$2.15 per share. The $1,045 was to be spent on specific research and development projects in Ontario, Canada as designated by Adherex. Adherex could compel the exchange of the Preferred Shares into common stock and warrants for common stock of Adherex at any time after January 3, 2005. The Company also issued broker warrants to purchase 1,226 shares of common stock exercisable at a price of CAD$2.15 per share.

2037357 Ontario Inc. has been accounted for in accordance with the substance of the transaction. The $1,045 has been recorded as non-redeemable Preferred Shares and the amounts expended were recorded as expenses in the relevant periods. On June 14, 2004, the Preferred Shares and warrants to purchase Preferred Shares were exchanged for 800 shares of Adherex common stock and warrants to purchase 400 shares of Adherex common stock. In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and was subsequently amalgamated with Adherex Technologies Inc. The investment has been split between the estimated fair value of the warrants of $371, which has been included in contributed surplus, and the remainder of $674, which has been recorded in common stock.

On May 20, 2004, the Company completed equity financings with total gross proceeds of $9,029 less $555 in estimated issuance costs. The Company issued 4,669 units at a purchase price of CAD$2.65 per unit with each unit consisting of one share of

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information common stock and one-half of a common stock purchase warrant. Each whole warrant entitles the holder to acquire one additional share of common stock at an exercise price of CAD$ 3.50. The $2,118 value of the warrants has been allocated to contributed surplus and the balance of $6,356 has been credited to common stock.

On July 20, 2005, the Company completed a private placement of equity securities for gross proceeds of $8,510 for 6,079 units at a price of $1.40 per unit, providing net proceeds of $8,134 after deducting broker fees and other expenses of $376. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 6,079 shares of common stock, along with 1,824 investor warrants and 57 broker warrants to acquire additional shares of Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of common stock of Adherex at an exercise price of $1.75 per share for a period of three years and each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $1.75. The investor warrants, with a value of $1,074 based on the Black-Scholes option pricing model, have been allocated to contributed surplus and the remaining balance of $7,060 has been credited to common stock.

Warrants to Purchase Common Stock

As of December 31, 2005 the Company has the following warrants to purchase common stock outstanding priced in Canadian dollars with a weighted-average exercise price of CAD$ 2.51 and a weighted-average remaining contractual life of 2.50 years.

Warrant Description	Number Outstanding at December 31, 2005	Exercise Price In Canadian Dollars		Expiration Date	Remaining Contractual Life (years)
Investor warrants	2,335	CAD$	3.50	May 20, 2007	1.38
Agent warrants	170	CAD$	2.05	May 20, 2007	1.38
Convertible notes warrants	344	CAD$	2.75	June 23, 2007	1.48
Acquisition warrants	461	CAD$	3.59	November 20, 2007	1.89
Convertible notes warrants	271	CAD$	2.15	December 3, 2007	1.92
Investor warrants	7,567	CAD$	2.15	December 19, 2008	2.97

	11,148

As of December 31, 2005 the Company has the following warrants to purchase common stock outstanding priced in U.S. dollars with a weighted-average exercise price of $1.75 and a weighted-average remaining contractual life of 2.52 years.

Warrant Description	Number Outstanding at December 31, 2005	Exercise Price In U.S. Dollars	Expiration Date	Remaining Contractual Life (years)
Agent warrants	57	$1.75	July 20, 2007	1.55
Investor warrants	1,824	$1.75	July 20, 2008	2.55

	1,881

Stock options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan. The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. A maximum of 5,600 options, not including the 700 options issued to the Chief Executive Officer and specifically approved by the shareholders, are authorized for issuance under the plan. The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant. The stock option plan, as amended allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions, for both the U.S. and Canadian dollar grants, through the year ended December 31, 2005 is summarized below:

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

The following options granted under the stock option plan are exercisable in Canadian dollars:

	Number of Options	Exercise Price in Canadian Dollars
		Range		Weighted-average
Outstanding at June 30, 2002	741	CAD$	1.6375 -7.50	CAD$	3. 70
Cancelled	(114)		1.6375 - 6.25		4.65
Exercised	(3)		1.6375		1.65
Granted	1,021		1.65 - 1.75		1.65

Outstanding at June 30, 2003	1,645		1.6375 - 7.50		2.40
Cancelled	(27)		1.70 - 3.25		1.75
Exercised	(18)		1.6375 - 1.75		1.70
Granted	1,676		2.25 - 3.25		2.50

Outstanding at June 30, 2004	3,276		1.6375 - 7.50		2.45
Cancelled	(10)		3.25 - 6.25		5.65
Granted	497		1.95 - 2.20		2.00

Outstanding at December 31, 2004	3,763		1.6375 - 7.50		2.40
Cancelled	(84)		1.6375 - 6.25		2.93
Exercised	(15)		1.6375 - 1.70		1.66
Granted	—		—		—

Outstanding at December 31, 2005	3,664	CAD$	1.6375 -7.50	CAD$	2.39

		Options Outstanding				Options Exercisable
Range of Exercise Price in Canadian Dollars		Number Outstanding at December 31, 2005	Weighted-average Exercise Price in Canadian Dollars		Weighted-average Remaining Contractual Life (years)	Number Outstanding at December 31, 2005	Weighted-average Exercise Price		Weighted-average Remaining Contractual Life (years)
CAD	$1.51 -2.25	2,707	CAD$	1.9313	4.43	2,363	CAD$	1.9173	4.28
	2.26 - 3.00	579		2.7850	5.22	445		2.8098	5.19
	3.01 - 3.75	226		3.4263	3.64	151		3.5143	2.87
	6.01 - 6.75	8		6.2500	0.77	8		6.2500	0.77
	6.76 - 7.50	144		7.5000	1.15	144		7.5000	1.15

CAD	$1.51 -7.50	3,664	CAD$	2.3865	4.37	3,111	CAD$	2.3915	4.19

The following options granted under the stock option plan are exercisable in U.S. dollars:

		Exercise Price in U.S. Dollars
	Number of Options	Range	Weighted-average
Outstanding at December 31, 2004	—	—	—
Granted	1,603	$0.88 -1.35	$1.14
Exercised	—	—	—
Cancelled	(20)	1.20	1.20

Outstanding at December 31, 2005	1,583	$0.88 -1.35	$1.14

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

	Options Outstanding			Options Exercisable
Range of Exercise Price in U.S. Dollars	Number Outstanding at December 31, 2005	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (years)	Number Outstanding at December 31, 2005	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (years)
$0.76 -$1.50	1,583	$1.1393	6.56	699	$1.2086	6.29

Stock-based compensation expense

The value of each option is estimated on the date of grant using the Black-Scholes option-pricing model and recorded as an expense ratably over the vesting period of the option. Calculations were based on the following assumptions:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Expected dividend	0%	0%	0%	0%
Risk-free interest rate	3.82%	4.15%	4.46%	4.32%
Expected volatility	70%	68%	68%	70%
Expected life	7 years	7 years	7 years	7 years
Weighted average fair value of options issued	US$1.1254	CAD$1.9979	CAD$2.5003	CAD$1.5855

11. Research and Development

Investment tax credits earned as a result of qualifying research and development expenditures and government grants have been applied to reduce research and development expenses as follows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2005
Research and development	$12,441	$3,609	$3,695	$30,211
Investment tax credits	—	(166)	(130)	(1,632)
National Research Council grants	—	—	(4)	(197)

	$12,441	$3,443	$3,561	$28,382

The Company’s claim for any Scientific Research and Experimental Development (“SR&ED”) deductions and related investment tax credits for income tax purposes are based upon management’s interpretation of the applicable legislation in the Canadian Income Tax Act. These amounts are subject to review and acceptance by the Canada Revenue Agency prior to collection.

The Company does not have a claim for any SR&ED deductions or related investment tax credits for fiscal 2005.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

12. Capital and Operating Lease Commitments

The Company has entered into operating lease agreements for the office and laboratory facilities located in the U.S. As of December 31, 2005 the minimum cash payments per the lease agreements are as follows:

Year Ending	Amount
December 31, 2006	$252
December 31, 2007	334
December 31, 2008	474
December 31, 2009	488
December 31, 2010	471
December 31, 2011	395
December 31, 2012	268

Total minimum rent payments	$2,682

The table above includes a lease agreement which has been subleased to a third party until March 31, 2008. Under the terms of the operating lease for the office facilities the Company financed $80 of leasehold improvements through the building’s owner. The amount is being financed over the term of the lease which expires in September 2010 and bears an annual interest rate of six percent. This obligation was assumed by the sublessee when the Company subleased the facility to a third party, however should the sublessee default, the Company would become liable.

Rental payments on operating leases and interest on capital lease payments are summarized in the table below:

Period Ending	Amount	Interest
December 31, 2005	$184	$4
December 31, 2004	66	—
June 30, 2004	156	—
June 30, 2003	142	1
June 30, 2002	187	1

13. Commitments and Contingencies

McGill University (“McGill”) Agreement

On February 26, 2001, the Company entered into a general collaboration agreement with McGill that grants the Company a 27-year exclusive, worldwide license to develop, use and market certain cell adhesion technology and compounds. The license agreement provides for the Company to pay future royalties of two percent of gross revenues from the use of the technology and compounds and will require the Company to make payments in order to maintain the license as follows:

•	CAD$100 if the Company has not filed an investigational new drug (“IND”) application, or similar application with Canadian, US, European or a recognized agency, relating to the licensed product prior to September 23, 2002. On August 1, 2002, McGill acknowledged that work completed on the clinical development of ADH-1 was sufficient to meet the requirements of the September 23, 2002 milestone and thus no payment was required.

•	CAD$100 if the Company has not commenced Phase II clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2004. On September 20, 2004, McGill acknowledged that the Company had met obligations with respect to the September 23, 2004 milestone and thus no payment was required.

•	CAD$200 if the Company has not commenced Phase III clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2006.

In addition, the Company is required to fund mutually agreed upon research at McGill over a period of ten years totaling CAD$3,300. Annual funding commenced in 2001 with a total payment of CAD$200 and increases annually by 10 percent through to the tenth year of the agreement when annual funding reaches CAD$500. The additional research commitment can be deferred in any year if it exceeds five percent of the Company’s cash and cash equivalents. As of December 31, 2005, there have been no deferrals. The Company receives certain intellectual property rights resulting from this research.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Rutgers agreement

The Company has an exclusive license agreement with Rutgers for the exclusive worldwide license rights to “Novel Redox Clamping Agents and Uses Thereof.” Rutgers will also receive certain milestone payments, a four percent running royalty on net sales of any licensed products semiannually and a 20 percent non-running royalty on any consideration received from sublicensing or transferring of the licensed technology. Milestone payment fees payable to Rutgers include: $25 upon completion of the first clinical trial performed in compliance with FDA or corresponding foreign health authority requirements, in a small number of patients to determine the metabolism and pharmacological actions of doses; $50 upon commencement of the first Phase III clinical trial or equivalent; $100 upon receipt of market approval in the first major market country; $200 upon receipt of market approval in the second major market country; and $300 on receipt of market approval in the third major market country. In addition, on each anniversary of the license agreement, a license maintenance fee starting at $5 and increasing by that same amount each subsequent anniversary is due to Rutgers. After completion of the fifth anniversary period, and on each subsequent anniversary, the annual license maintenance fee shall be $50, and can be offset against royalties (with some restrictions). The Company has made all maintenance payments required to date and no milestone payments have been required.

Oregon Health & Science University agreement

The Company has an exclusive license agreement with OHSU for exclusive worldwide license rights to intellectual property surrounding work done by Dr. Edward Neuwelt with respect to thiol-based compounds and their use in oncology. OHSU and will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products and a 15 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU include: $50 upon completion of Phase I clinical trials; $200 upon completion of Phase II clinical trials; $500 upon completion of Phase III clinical trials; and $250 upon first commercial sale for any licensed product. To date no milestone payments have been required.

Employment matters

Under the terms of an agreement dated February 19, 2003, the prior Chief Executive Officer of the Company was terminated by mutual agreement. Pursuant to that agreement, the Company agreed to pay a total of $350. The initial payment of $229 was made during the quarter ended March 31, 2003 and was recorded as a General and Administration expense. Additionally, he will receive $50 per year for four years paid in semi-monthly installments. The present value of the remaining payments has been recorded as a General and Administration expense. The present value of the amounts due in the next twelve months is recorded in accrued liabilities, with the remaining amounts recorded as a long-term liability.

GlaxoSmithKline

On July 14, 2005, we entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1. As part of the transaction GSK invested $3,000. Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. If GSK exercises an option to buy-back eniluracil, Adherex could receive upfront payments, development milestone payments and sales milestone payments of up to $120,000 in aggregate, plus up to double-digit royalties on annual net sales, dependent upon when in the compound’s development the option is exercised. In addition, if GSK elects to buy-back eniluracil, GSK would be responsible for the further development and associated expenses. Under the terms of the development and license agreement with GSK, should GSK not exercise any of its options to buy back eniluracil, the Company would be free to develop eniluracil alone or with other partners. If the Company files a New Drug Application (“NDA”) with the FDA, the Company may be required to pay development milestones of $5,000 to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70,000 in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If the Company pursues other indications, the Company may be required to pay up to an additional $15,000 to GSK per FDA-approved indication.

Adherex also granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. If the ADH-1 option is exercised, a series of upfront payments, development milestone payments and sales milestone payments to Adherex would be triggered of up to approximately $100,000 in aggregate plus double-digit royalties on annual net sales. In addition, if GSK exercises the ADH-1 option, GSK would become responsible for all further development and associated expenses of the ADH-1 development program.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

14. Income Taxes

The Company operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Domestic loss	$(15,498)	$(6,594)	$(7,751)
Foreign loss	(6,037)	(1,922)	(1,783)

Loss before income taxes	(21,535)	(8,516)	(9,534)

Expected statutory rate (recovery)	36.12%	36.12%	35.87%
Expected provision for (recovery of) income tax	(7,778)	(3,076)	(3,420)
Permanent differences	513	252	73
Change in valuation allowance	5,129	2,564	3,399
Non-refundable investment tax credits	(35)	(41)	(105)
Share issue costs and effect of change of carryforwards	(51)	(100)	(512)
Effect of foreign exchange rate differences	(68)	21	16
Effect of tax rate changes	—	(71)	(300)

Recovery of income taxes	$(2,290)	$(451)	$(849)

The Canadian statutory income tax rate of 36.12 percent is comprised of federal income tax at approximately 22.12 percent and provincial income tax at approximately 14.00 percent.

The primary temporary differences which gave rise to future income taxes, assets and liabilities at December 31, 2005, at December 31, 2004 and the year ended June 30, 2004 are as follows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Future tax assets:
SR&ED expenditures	$2,390	$2,065	$1,817
Income tax loss carryforwards	12,060	8,607	5,904
Non-refundable investment tax credits	998	839	744
Share issue costs	311	633	707
Reserves	518	—	—
Fixed and intangible assets	1,106	854	715

	17,383	12,998	9,887
Less: valuation allowance	(17,383)	(12,998)	(9,850)

Net future tax assets	—	—	37
Future tax liabilities:
Asset basis differences	(5,174)	(7,463)	(7,126)
Refundable investment tax credits	—	—	(37)

Net future tax liabilities	$(5,174)	$(7,463)	$(7,126)

The future income tax liability recognized on the balance sheets relates to the acquired intellectual property of Oxiquant. These acquired intellectual property rights have no basis for income tax purposes and therefore will not provide any income tax deduction as they are amortized. There are no current income taxes due nor are any income taxes expected to be due in the near term.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

At December 31, 2005, the Company has unclaimed SR&ED expenditures, income tax loss carry forwards and investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Ontario
SR&ED expenditures (no expiry)	$5,602	$5,792

Income tax loss carryforwards (expiry date):
2006	1,572	1,572
2007	543	542
2008	3,133	3,133
2009	3,658	3,658
2013	5,194	5,194
2014	5,571	5,574
2015	3,251	3,251
Investment tax credits (expiry date):
2008	8	—
2009	7	—
2010	82	—
2011	47	—
2012	468	—
2013	340	—
2014	152	—
2015	51	—

15. Net Loss Per Share

The outstanding number and type of securities that could potentially dilute basic earnings per share in the future and which were not included in the computation of diluted earnings per share, because to do so would have reduced the loss per share (anti-dilutive) for the years presented, are as follows:

	December 31, 2005	December 31, 2004	June 30, 2004
Stock options	5,246	3,762	3,276
Convertible note warrants	615	615	615
Acquisition warrants	461	461	461
Broker warrants	227	1,591	1,591
Investor warrants	11,726	9,902	9,902

Totals	18,275	16,331	15,845

16. Segment Information

The Company operates in one business segment, which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its capital assets and operations, which were previously located in Canada, moved to the United States in Research Triangle Park, North Carolina.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

17. Research and Development Projects

The Company is in the development stage and conducts research and development in the areas of anti-cancer, chemoprotection and chemoenhancement as follows:

Anti-Cancer:

•	ADH-1 (Exherin™) is a molecularly-targeted anti-cancer compound that selectively targets N-cadherin, a protein present on certain tumor cells and the established blood vessels that feed solid tumors and is in clinical development.

•	Eniluracil is an anti-cancer compound that was previously under development by GSK for oncology indications. Eniluracil is being developed to enhance the therapeutic value and effectiveness of an approved anti-cancer compound called 5-FU and is in clinical development.

•	OB-cadherins which are under preclinical development to reduce the metastatic spread of cancer.

•	VE-cadherins which are under preclinical development as vascular targeting agents in cancer.

Chemoprotectants and Chemoenhancers:

•	STS is a chemoprotectant that has been shown to reduce the disabling loss of hearing in patients being treated with platinum-based anti-cancer agents.

•	NAC is a chemoprotectant that has been shown to assist in the prevention of bone marrow toxicity from platinum-based chemotherapy.

•	Mesna is a chemoenhancer that, in laboratory studies, has been shown to reduce the development of resistance of cancer cells to certain anticancer agents. Currently, no development activities are planned for mesna.

The following summarizes our research and development expenses, net of any investment tax credits or grants, through December 31, 2005:

	Year Ended December 31,	Six Months Ended December 31,	Years Ended June 30,		Cumulative From September 3, 1996 to December 31,
	2005	2004	2004	2003	2005
ADH-1	$8,248	$2,550	$2,503	$2,082	$18,991
Eniluracil	2,552	—	—	—	2,552
Other anti-cancer	374	358	341	432	2,027

Total anti-cancer	11,174	2,908	2,844	2,514	23,570

STS	472	263	628	144	1,507
Other chemoprotectants and enhancers	17	—	—	16	33

Total chemoprotectants and enhancers	489	263	628	160	1,540

Other discovery projects	778	272	89	71	2,583
Transdermal drug delivery	—	—	—	—	689

Total research and development program expense	$12,441	$3,443	$3,561	$2,745	$28,382

The Company has made no upfront cash payments for research and development projects and is not obligated to repay research and development amounts to any third parties.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

18. Financial Instruments

Financial instruments recognized on the balance sheets at December 31, 2005 consist of cash and cash equivalents, cash pledged as collateral, short-term investments, accounts receivable, accounts payable and other long-term liabilities. The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative financial instruments. With the exception of the other long-term liabilities, the Company believes that the carrying value of its financial instruments approximates their fair values because of their short terms to maturity.

19. Changes in Operating Assets and Liabilities

The following table details the changes in operating assets and liabilities as per the statements of cash flows:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Accounts receivable	$2	$25	$(16)	$119
Prepaid expenses	(48)	116	(13)	(40)
Deferred expense	41	394	87	(174)
Investment tax credits recoverable	123	57	122	(138)
Accounts payable and accrued liabilities	885	138	421	(16)

Net changes in operating assets and liabilities	$1,003	$730	$601	$(249)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

20. United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP in U.S. dollars. These principles differ, as they affect the Company, for the fiscal year ended December 31, 2005, the six-months ended December 31, 2004 and for the years ended June 30, 2004 and 2003 in the following material respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). There are no differences in reported cash flow for the periods presented.

(a) Consolidated balance sheets - U.S. GAAP:

	December 31, 2005	December 31, 2004	June 30, 2004
Assets
Current assets	$13,399	$17,912	$21,558
Other assets	518	9	37
Capital assets	374	652	419

Total assets	$14,291	$18,573	$22,014

Liabilities
Current liabilities	$2,664	$1,779	$1,467
Other long-term liabilities	13	140	93
Deferred lease inducement	537	—	—
Liability component of convertible notes	—	—	—

Total liabilities	3,214	1,919	1,560

Shareholders’ equity
Common stock	41,306	34,362	33,603
Additional paid-in-capital	23,110	21,760	21,117
Cumulative translation adjustment	1,243	1,243	(149)
Deficit accumulated during development stage	(54,582)	(40,711)	(34,117)

Total shareholders’ equity	11,077	16,654	20,454

Total liabilities and shareholders’ equity	$14,291	$18,573	$22,014

(b) Consolidated statements of operations - U.S. GAAP:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Net loss in accordance with Canadian GAAP	$(19,245)	$(8,065)	$(8,685)	$(5,483)
Adjustments to reconcile to U.S. GAAP:
Acquired intellectual property rights (2)	—	—	—	(20,637)
Acquired intellectual property rights amortization (2)	2,723	1,234	2,323	1,265
Loss on impairment of intellectual property (2)	3,539	—	—	—
Future income taxes (2)	—	—	—	7,543
Future income taxes (2)	(2,290)	(451)	(849)	(462)
Stock-based compensation costs (3)	—	—	(5)	(27)
Stock-based compensation - (4)	1,402	598	—	—
Interest charges - convertible notes (5)	—	—	331	6

Net loss in accordance with U.S. GAAP	$(13,871)	$(6,684)	$(6,885)	$(17,795)

Net loss per share of common stock, basic and diluted	$(0.35)	$(0.19)	$(0.28)	$(1.38)

Weighted-average number of shares of common stock outstanding, basic and diluted	39,276	35,989	24,233	12,920

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

(c) Footnotes:

1. Current accounting pronouncements

On June 1, 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” ( “SFAS 154”) which replaces APB 20, “Accounting Changes,” (“APB 20”) and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.”SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is impracticable. APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 carries forward many other provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity and the correction of an error. The Company will adopt this standard effective January 1, 2006.

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

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the technology to reflect the tax effect of the difference between the carrying amount of the technology in the financial statements and the tax basis of these assets which is nil. As the intellectual property is amortized, the future tax liability is also reduced to reflect the change in this temporary difference between the tax and accounting values of the assets. Under U.S. GAAP, because the technology is expensed immediately as IPRD, there is no difference between the tax basis and financial statement carrying value of the assets and therefore no future tax liability exists.

Under U.S. GAAP, the acquired intellectual property is considered IPRD in accordance with “Accounting for Research and Development Costs” (“FAS 2”). Given the Company’s development and patent strategy surrounding the compounds, the acquired intellectual property does not meet the criteria for alternative use as outlined in FAS 2. As a result, the amounts were expensed as IPRD.

During the year ended December 31, 2005 the Company recorded a loss on impairment of intellectual property under Canadian GAAP. Since the amounts were previously expensed as IPRD, the amount is reversed under U.S. GAAP for the year ended December 31, 2005.

3. Stock-based compensation – Initial Public Offering

Under U.S. GAAP, the difference between the exercise price of options and the fair value of the underlying stock is deferred and expensed over the vesting period of the options. This difference increases the additional paid in capital and accumulated deficit reported under U.S. GAAP, with no difference in the total shareholders’ equity.

4. Stock-based compensation

Canadian GAAP requires the fair value of employee and director stock options to be expensed in the statement of operations for fiscal years beginning on or after January 1, 2004.

Under U.S. GAAP, the fair value of employee and director stock options are not expensed in the statement of operations and are only disclosed in the footnotes to the financial statements. As a result, the expense and accumulated deficit reported under Canadian GAAP will be greater. Had compensation expense for stock options been recorded based on Black-Scholes option-pricing model at the grant date, the net loss under U.S. GAAP would be as follows below:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Net loss before compensation expense, U.S. GAAP	$(13,871)	$(6,684)	$(6,885)	$(17,795)
Compensation expense	1,402	598	—	—

Pro forma net loss, U.S. GAAP	$(15,273)	$(7,282)	$(6,885)	$(17,795)

Pro forma net loss per share of common stock, basic and diluted	$(0.39)	$(0.20)	$(0.28)	$(1.38)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. The Company is required to adopt SFAS 123(R) effective at the beginning of the first quarter of fiscal 2006. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. The Company will adopt the “modified prospective” method beginning in the first quarter of 2006.

5. Convertible notes and warrants

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt, the option to convert the debt, and the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.