Form 20-F
period 2006-12-31
ADHEREX TECHNOLOGIES INC
filed 2007-04-02
CIK 1211583

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD

COMMISSION FILE NUMBER:  001-32295

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 50,381,787

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

The year covered by this Annual Report for the period ended December 31, 2006 represents the second full year since we changed our year end to December 31 from June 30. Prior to this filing, our most recent Annual Report on Form 20-F was filed on March 31, 2006 and covered the period ended December 31, 2005. In this report, we may refer to the 12-month period ended December 31, 2006 as “Fiscal 2006”; the 12-month period ended December 31, 2005 as “Fiscal 2005”; the six-month period ended December 31, 2004 as the “six-month fiscal transition 2004”; the 12-month period ended June 30, 2004 as “Fiscal 2004”; the 12-month period ended June 30, 2003 as “Fiscal 2003” and the 12-month period ended June 30, 2002 as “Fiscal 2002”.

Unless otherwise indicated, all references in this Annual Report to the “Company,” “Adherex,” “we,” “us,” “our” or similar terms refer to Adherex Technologies Inc., together with its subsidiaries.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”) in Canada. This Annual Report on Form 20-F contains a reconciliation to generally accepted accounting principles in the United States.

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

TECHNICAL GLOSSARY

In this Annual Report, unless the context otherwise requires, the following words and phrases have the meanings set forth below:

ADH-1	A small peptide molecule that selectively targets the adhesion of certain cells possessing the N-cadherin protein. ADH-1 was previously know as Exherin™.

Angiolytic	Any drug or agent that is capable of disrupting or breaking up established blood vessels.

Anti-angiogenic	Any drug or agent that is capable of inhibiting the growth of new blood vessels.

Anti-tumor activity	Measurable evidence that a drug is affecting the growth, counteracting or preventing the formation of malignant tumors.

Apoptosis	One mechanism of causing cell death, also known as programmed cell death, and a potential mechanism for anti-tumor activity.

Cadherins	A family of proteins generally located at the surface of cells that bind identical molecules on neighboring cells resulting in the process known as cell adhesion.

Cadherin Antagonist	A substance that inhibits the binding or other functions of cadherin molecules.

Cancer	A heterogeneous group of diseases characterized by the uncontrolled or aberrant growth of cells. In addition to the uncontrolled growth of tumor cells, these cells are able to invade and colonize other sites in the body and thus by definition, these tumors are malignant.

Cell Adhesion	The physiological process whereby cells adhere to one another to form tissues or other aggregates, also called cell-to-cell adhesion.

Chemoenhancers	Agents that enhance the effectiveness and tumor killing properties of chemotherapeutic agents.

Chemoprotectants	Agents that protect against the side effects of chemotherapies.

Chemotherapy	Treatment of cancer with chemical agents.

Dihydropyrimidine dehydrogenase (DPD)	The rate limiting enzyme involved in the catabolism of pyrimidines like thymidine and uracil, and is the main enzyme involved in the degradation of structurally-related compounds like 5-fluorouracil (5-FU).

Eniluracil	An oral dihydropyrimidine dehydrogenase (DPD) inhibitor, previously under development by GlaxoSmithKline for oncology indications in Phase III studies and now in-licensed to Adherex.

5-fluorouracil (5-FU)	5-FU is part of a group of chemotherapy drugs known as the anti-metabolites. Anti-metabolites are similar to normal body molecules, but they are slightly different in structure. These differences mean that anti-metabolites stop cells working properly instead of helping them. Anti-metabolites often stop cells from making and repairing DNA. Cancer cells need to make and repair DNA in order to grow and multiply. Anti-metabolites also stop normal cells from working properly, which result in side effects.

Food and Drug Administration (FDA)	The U.S. agency responsible for regulation of pharmaceutical, biotechnology and food products.

Good Manufacturing Practices (GMP)	That part of quality assurance designed to ensure that medicinal products are consistently produced and controlled to the quality standards appropriate to their intended use and as required by their marketing authorization or product specification. GMP relates to both production and quality control.

Hand Foot Syndrome (HFS)	A painful swelling of the hands and feet occurring as a toxic side effect of certain chemotherapy treatments including 5-FU and capecitabine.

Health Canada’s Therapeutic Products Directorate (TPD)	The Government of Canada agency charged with overseeing the development and marketing of drugs in Canada.

Investigational New Drug Submission (IND)	Documentation filed with U.S. government agencies responsible for evaluating and licensing pharmaceutical drugs. This documentation is necessary for the initiation of clinical trials.

Mesna	2-mercaptoethanesulfonic acid sodium salt often administered with ifosfamide and cyclophosphamide as a chemoprotective agent. Mesna, as a chemoenhancer, is a compound that has displayed anti-cancer activity by reducing the resistance of cancer cells to certain chemotherapeutic agents.

NAC	N-Acteylcysteine, an agent currently used to break up, destroy or dissolve mucin or mucus and to treat acetaminophen poisoning.

New Drug Application (NDA)	A submission made to the FDA for marketing authorization.

Necrosis	One mechanism of causing cell death through injury or disease.

New Drug Submission (NDS)	A submission made to the TPD for marketing authorization.

Oncology	The study and treatment of cancer and tumors.

Orphan Drug Designation	A category created by the FDA for medications used to treat diseases that occur rarely (less than 200,000 cases annually in the United States) or where there is no hope for recovery of development costs. Orphan Drug Designation gives the recipient specific financial incentives. Orphan Drug Designations are controlled by the FDA’s Office of Orphan Products Development.

Ototoxicity	Toxicity to the auditory systems that results in hearing loss or other vestibular damage.

Patent Cooperation Treaty (PCT)	An international patent treaty, of which Canada and the United States are signatories, whereby a single international patent application can be filed in the applicant’s or inventor’s home country for possible protection of intellectual property in over 100 PCT member countries.

Pharmacokinetics	The way a drug is distributed, metabolized and excreted from the body after dosing.

Phase I Clinical Trials	Clinical trials to evaluate a drug’s safety, tolerability and pharmacokinetics that typically take approximately one year to complete and are usually conducted on a small number of healthy human subjects.

Phase II Clinical Trials	Clinical trials that are conducted to provide an estimate of the magnitude of effectiveness of a treatment, and typically take one to two years to complete and are carried out on a relatively small number of patients (generally between 15 and 50 patients) in a specific setting of targeted disease or medical condition.

Phase Ib/II Clinical Trials	Clinical trials that combine aspects of both Phase I and Phase II clinical trials and which are designed to estimate the effectiveness of a new treatment in a select subgroup of patients, which display a specific tumor phenotype, with particular attention to safety and efficacy at differing dosage levels. As used in this document, it refers to clinical trials conducted in patients with a specific tumor molecular phenotype in which the relative effectiveness of the drug at several dosage levels will be evaluated. The trial design combines aspects of classical Phase I trials in that several dosages and schedules will be evaluated and aspects of classical Phase II trials in which larger numbers of a particular patient and tumor phenotype are studied to provide an estimate of the magnitude of effectiveness of a treatment.

Phase III Clinical Trials	Randomized clinical trials that compare two or more treatment programs that typically take two to four, or even more years, to complete and involve tests on a large population of patients suffering from the targeted condition or disease. These studies are generally required to establish the drug’s clinical safety and effectiveness.

Platinum-based	Containing platinum, which is important for the pharmacological action of the drug.

Redox Clamping	Maintaining oxygen levels (reduction-oxidation potential) within a certain range.

Sodium Thiosulfate (STS)	Sodium thiosulfate, an antidote agent currently used in cyanide poisoning in conjunction with sodium nitrite. STS is being developed by Adherex as a chemoprotectant.

Toxicology	The scientific determination of the relationship between the quantity of a substance and adverse side effects.

Tumor	An abnormal growth of tissue whether benign or malignant.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected consolidated financial data

The following tables set forth the selected consolidated financial data of the Company for the twelve-month period ended December 31, 2006, December 31, 2005, the six-month fiscal transition 2004 and the twelve-month periods ended June 30, 2004, 2003 and 2002. We derived the data from our consolidated financial statements, which were audited by our independent auditor. You should read this data in conjunction with Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes thereto included in this Annual Report.

Our consolidated financial statements included in this Annual Report under Item 18, “Financial Statements” have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation to United States (“U.S.”) GAAP can be found in Item 18, “Financial Statements,” footnote 19 in our audited consolidated financial statements. All amounts are expressed in U.S. dollars.

Exchange Rates

We publish our consolidated financial statements and this Annual Report in U.S. dollars. The following table illustrates the rate of exchange for Canadian dollars per U.S. $1.00 in effect at the end of the following periods and the average rate of exchange on noon buying rate in New York City for cable transfers in Canadian dollars as certified for custom purposes by the Federal Reserve Bank of New York. The yearly averages of the noon buying rates for Canadian dollars were calculated using the average noon buying rate on the last business day of each month during the relevant period.

Average rate
(CAD$ per U.S.$1.00)
For the twelve-month period ended December 31:
December 31, 2006	1.1340
December 31, 2005	1.2115
For the six-month period ended December 31, 2004:
December 31, 2004	1.2646

For the twelve-month period ended June 30:
June 30, 2004	1.3440
June 30, 2003	1.5106
June 30, 2002	1.5686
June 30, 2001	1.5195
June 30, 2000	1.4735

Monthly Exchange Rates

	High	Low
	(CAD$ per U.S. $1.00)
September 2006	1.1272	1.1052
October 2006	1.1384	1.1154
November 2006	1.1474	1.1275
December 2006	1.1652	1.1415
January 2007	1.1824	1.1647
February 2007	1.1852	1.1586

Selected Canadian GAAP Consolidated Statements of Operations

U.S. Dollars

(In thousands, except per share data)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
				2004	2003	2002
Revenue	$—	$—	$—	$—	$—	$—
Operating expenses:
Research and development	14,003	12,441	3,443	3,561	2,745	2,762
General and administration	2,883	3,182	2,727	3,481	1,996	1,145
Amortization of acquired intellectual property rights	2,177	2,723	1,234	2,323	1,265	—

Total operating expenses	(19,063)	(18,346)	(7,404)	(9,365)	(6,006)	(3,907)

Loss on impairment of intellectual property	(2,021)	(3,539)	—	—	—	—
Settlement of Cadherin Biomedical Inc. litigation	—	—	(1,283)	—	—	—
Other income	—	—	—	—	—	98
Interest income	449	361	171	162	72	213
Interest expense	(3)	(11)	—	(331)	(11)	—

Loss before income taxes	(20,638)	(21,535)	(8,516)	(9,534)	(5,945)	(3,596)
Recovery of future income taxes	1,535	2,290	451	849	462	—

Net loss	$(19,103)	$(19,245)	$(8,065)	$(8,685)	$(5,483)	$(3,596)

Net loss per share of common stock, basic and diluted	$(0.40)	$(0.49)	$(0.22)	$(0.36)	$(0.42)	$(0.45)

Weighted average number of shares of common stock outstanding, basic and diluted	47,663	39,276	35,989	24,233	12,920	8,033

Selected U.S. GAAP Consolidated Statements of Operations

U.S. Dollars

(In thousands, except per share data)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
				2004	2003
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	14,003	11,678	3,448	3,691	2,992
In-process research and development	—	—	—	—	13,094
General and administration	2,883	2,543	2,290	3,486	2,023

Total operating expenses	(16,886)	(14,221)	(5,738)	(7,177)	(18,109)
Settlement of Cadherin Biomedical Inc. litigation	—	—	(1,283)	—	—
Interest income	449	361	171	162	72
Interest expense	(3)	(11)	—	—	(5)

Loss before income taxes	(16,440)	(13,871)	(6,850)	(7,015)	(18,042)
Recovery of current income taxes	—	—	166	130	247

Net loss in accordance with U.S. GAAP	$(16,440)	$(13,871)	$(6,684)	$(6,885)	$(17,795)

Net loss per share of common stock, basic and diluted	$(0.34)	$(0.35)	$(0.19)	$(0.28)	$(1.38)

Weighted average number of shares of common stock outstanding, basic and diluted	47,663	39,276	35,989	24,233	12,920

Selected Canadian GAAP Consolidated Balance Sheet Data

U.S. Dollars

(In thousands)

	December 31, 2006	December 31, 2005	December 31, 2004	June 30,
				2004	2003
Cash, cash equivalents and short-term investments	$5,718	$13,144	$17,548	$20,701	$2,360
Working capital	1,200	10,735	16,133	20,091	2,231
Acquired intellectual property rights	9,956	14,154	20,415	19,496	21,583
Total assets	16,584	28,445	38,989	41,509	25,502
Future income taxes	3,639	5,174	7,463	7,126	7,889
Liability component of convertible notes	—	—	—	—	1,174
Common stock	46,486	41,268	34,324	33,565	16,688
Contributed surplus	26,751	25,338	22,587	20,258	11,147
Accumulated deficit	(71,502)	(52,399)	(33,154)	(23,403)	(14,718)
Shareholders’ equity	$7,585	$20,057	$29,607	$32,824	$15,217
Number of shares of common stock outstanding	50,382	42,629	36,535	35,891	16,069

Selected U.S. GAAP Consolidated Balance Sheet Data

U.S. Dollars

(In thousands)

The following consolidated balance sheet items, are presented under U.S. GAAP:

	December 31, 2006	December 31, 2005	December 31, 2004	June 30,
				2004	2003
Cash, cash equivalents and short-term investments	$5,718	$13,144	$17,548	$20,701	$2,360
Working capital	1,200	10,735	16,132	20,091	2,231
Total assets	6,628	14,291	18,573	22,014	3,919
Common stock	46,524	41,306	34,362	33,603	16,726
Contributed surplus	24,523	23,110	21,760	21,117	11,147
Accumulated deficit	(71,022)	(54,582)	(40,711)	(34,117)	(27,244)
Shareholders’ equity	$1,268	$11,077	$16,654	$20,454	$699
Number of shares of common stock outstanding	50,382	42,629	36,535	35,891	16,069

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

An investment in our common stock should be considered highly speculative. In addition to the other information in this Annual Report, you should carefully consider the following factors when evaluating the Company and our business.

Risks Related to Our Business

We will need to raise substantial additional funds in the future to continue our operations.

We believe that our current cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements into the fourth quarter of 2008. Our projections of our capital requirements through 2008 and beyond, however, are subject to substantial uncertainty. Our current and future working capital requirements may change depending upon numerous factors, including: results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to enter into collaborations that provide us with funding, upfront payments, milestone or other payments; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; the establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; and the timing and outcome of any regulatory review process or our commercialization activities, if any. Any changes could mean we might need additional capital earlier than the fourth quarter of 2008 or need more capital thereafter than we had anticipated. To finance our operations beyond late 2008 or earlier, if necessary, we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. We might not be able to raise the necessary capital or that such funding will be available on favorable terms or at all.

We have a history of significant losses and have had no revenues to date through the sale of products. If we do not generate significant revenues, we will not achieve profitability.

To date, we have been engaged primarily in research and development activities. We have had no revenues to date through the sale of products, and we do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or current or future collaborations provide us with licensing fees, milestone payments, royalties, upfront payments or other revenue. We have incurred significant operating losses every year since our inception on September 3, 1996. We experienced net losses of approximately $19.1 million for the year ended December 31, 2006 and $19.2 million for the fiscal year ended December 31, 2005. As of December 31, 2006, we had an accumulated deficit of approximately $71.5 million. We anticipate incurring substantial additional losses over the next several years due to the need to expend substantial amounts on our continuing clinical trials, anticipated research and development activities, and general and administrative expenses, among other factors. We have not commercially introduced any product and our product candidates are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our product candidates and to license or otherwise market our product candidates successfully. Any revenues generated from such products, assuming they are successfully developed, marketed and sold, may not be realized for a number of years. We may never achieve or sustain profitability on an ongoing basis.

Our product candidates are at an early stage of development. Due to the long, expensive and unpredictable drug development process, we might not ever successfully develop and commercialize any of our product candidates.

In order to achieve profitable operations, we, alone or in collaboration with others, must successfully develop, manufacture, introduce and market our product candidates. The time necessary to achieve market success for any individual product is long and uncertain. Our product candidates and research programs are in the early stage of clinical development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our product candidates, we are subject to risks of failure that are inherent in the development of therapeutic products and procedures based on innovative technologies. For example, our product candidates might be ineffective, as eniluracil was in earlier clinical trials, or toxic, or otherwise might fail to receive necessary regulatory clearances. The results of preclinical and initial clinical trials are not necessarily predictive of future results. Our product candidates might not be economical to manufacture or market or might not achieve market acceptance. In addition, third parties might hold proprietary rights that preclude us from marketing our product candidates or others might market superior or equivalent products.

We must conduct human clinical trials to assess our product candidates. If these trials are delayed or are unsuccessful, our development costs will significantly increase and our business prospects will suffer.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate, through preclinical studies with animals and clinical trials with humans, that our product candidates are safe and effective for use in each target indication. To date, we have performed only limited clinical trials, and we have only done so with some of our product candidates. Much of our testing has been conducted on animals or on human cells in a laboratory dish, and the benefits of treatment seen in animals may not ultimately be obtained in human clinical trials. As a result, we will need to perform significant additional research and development and extensive preclinical and clinical testing prior to any application for commercial use. We may suffer significant setbacks in clinical trials, and the trials may demonstrate our product candidates to be unsafe or ineffective. We may also encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials, which would increase our development costs and harm our financial results and commercial prospects. Identifying and qualifying patients to participate in clinical trials of our potential products is critically important to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. We have experienced delays in some of our clinical trials, including significant delays with the trial planned with sodium thiosulfate (“STS”) as discussed in more detail below under the heading “The Children’s Oncology Group and the International Childhood Liver Tumour Strategy Group may not conduct clinical trials with STS as planned,” and we may experience significant delays in the future. If patients are unwilling to participate in our trials because of competitive clinical trials for similar patient populations, perceived risk or any other reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed. Other factors that may result in significant delays include obtaining regulatory or ethics review board approvals for proposed trials, reaching agreement on acceptable terms with prospective clinical trial sites, and obtaining sufficient quantities of drug for use in the clinical trials. Such delays could result in termination of the clinical trials altogether.

If we do not maintain current or enter into new collaborations with other companies, we might not successfully develop our product candidates or generate sufficient revenues to expand our business.

We currently rely on scientific and research collaboration arrangements with academic institutions and other collaborators, including our Development and License Agreement for eniluracil with GlaxoSmithKline (“GSK”), a general collaboration agreement with McGill University for ADH-1 and other related compounds, and an exclusive worldwide license from OHSU for STS and NAC.

The agreements with McGill and OHSU are terminable by either party in the event of an uncured breach by the other party. We may also terminate our agreement with McGill after September 2006 and our agreement with OHSU at any time upon prior written notice of specified durations to the licensor. Termination of any of our collaborative arrangements could materially adversely affect our business. In addition, our collaborators might not perform as agreed in the future.

In addition to the collaborative arrangements above, we have received approval from the Drug Development Group (“DDG”) of the U.S. National Cancer Institute’s (“NCI”) Division of Cancer Treatment and Diagnosis for a Level III collaboration for the clinical development of the Company’s lead biotechnology compound, ADH-1. The NCI has no obligation to sponsor clinical trials of ADH-1 or to continue to perform preclinical or screening work for us and may terminate the collaboration at any time, as may we. In the event that we or the NCI terminate the collaboration, we may seek another third party to conduct similar work for us, which may result in increased costs for us.

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

Since we conduct a significant portion of our early stage research and development through collaborations, our success may depend significantly on the performance of such collaborators, as well as any future collaborators. Collaborators might not commit sufficient resources to the research and development or commercialization of our product candidates. Economic or technological advantages of products being developed by others, or other factors could lead our collaborators to pursue other product candidates or technologies in preference to those being developed in collaboration with us. The commercial potential of, development stage of and projected resources required to develop our drug candidates will affect our ability to maintain current collaborations or establish new collaborators. There is a risk of dispute with respect to ownership of technology developed under any collaboration. Our management of any collaboration will require significant time and effort as well as an effective allocation of resources. We may not be able to simultaneously manage a large number of collaborations.

The Children’s Oncology Group and the International Childhood Liver Tumour Strategy Group may not conduct clinical trials with STS as planned.

We intend to continue the development of STS as a hearing loss protectant for children undergoing platinum-based chemotherapy by collaborating with the International Childhood Liver Tumour Strategy Group (“SIOPEL”) in the conduct of a randomized study in approximately 100 children with liver cancer from participating centers in up to 30 countries and the U.S. Children’s Oncology Group (“COG”) in the conduct of a randomized clinical trial in the U.S. We have experienced significant delays in getting the COG trial fully approved and started. Such delays may prove to be costly for us, both in terms of additional clinical and drug product expenses as well as any effect such delays may have on the market price of our stock. We might not be able to commence or complete these planned clinical trials on schedule, or at all.

We do not presently have the financial or human resources to complete Phase III trials for our lead product candidates.

We do not presently have the financial or human resources internally to complete Phase III trials for either of our lead product candidates, ADH-1 and eniluracil. We therefore intend to seek a licensing or funding partner for the further development of these products. If a partner for these technologies is not found, we may not be able to advance these products. If a partner is found, the financial terms that they propose may not be acceptable to the Company.

As we expand the size of our organization, we may experience difficulties in effectively managing our growth, which could adversely impact our business.

Our planned future growth will strain our management, human, operational, financial and other resources. As of February 28, 2007, we had 22 full-time employees. In order to manage our future growth effectively, we will have to implement and improve operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. To the extent that we are unable to manage our growth effectively, we may not be able to successfully accomplish our business objectives.

We may expand our business through new acquisitions that could disrupt our business, harm our financial condition and dilute current stockholders’ ownership interests in the Company.

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

If we lose our key personnel or are unable to attract and retain personnel, we may be unable to effectively manage our business and successfully develop our product candidates.

Our success depends upon certain key personnel, in particular Dr. William P. Peters, our Chief Executive Officer and Chairman of the Board, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives. Although we have an employment agreement with Dr. Peters through March 2010, and with each of our key personnel, we cannot be certain that any individual will continue in such capacity for any particular period of time. For example, our former Chief Scientific Officer and Chief Medical Officer have both left the Company and while this does not currently affect our ability to conduct business, it has increased our reliance on our remaining employees. The loss of further key personnel, or the inability to hire and retain qualified employees, could negatively affect our ability to manage our business. We do not currently carry key person life insurance.

If our licenses to proprietary technology owned by others are terminated or expire, we may suffer increased development costs and delays, and we may not be able to successfully develop our product candidates.

The development of our drug candidates and the manufacture and sale of any products that we develop will involve the use of processes, products and information, some of the rights to which are owned by others. A number of our product candidates are licensed under agreements with GSK, McGill and OHSU. Although we have obtained licenses or rights with regard to the use of certain processes, products and information, the licenses or rights could be terminated or expire during critical periods and we may not be able to obtain, on favorable terms or at all, licenses or other rights that may be required. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.

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

We may be required to obtain licenses under patents or other proprietary rights of third parties but the extent to which we may wish or need to do so is unknown. Any such licenses may not be available on terms acceptable to us or at all. If such licenses are obtained, it is likely they would be royalty bearing, which would reduce our income. If licenses cannot be obtained on an economical basis, we could suffer delays in market introduction of planned products or their introduction could be prevented, in some cases after the expenditure of substantial funds. If we do not obtain such licenses, we would have to design around patents of third parties, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products, or our ability to develop, manufacture or sale of products requiring such licenses could be foreclosed.

Litigation may also be necessary to enforce or defend patents issued or licensed to us or our collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our collaborators, or if we initiate such suits. We might not prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our collaborators to cease using certain technology or products. Any of these events would likely have a material adverse effect on our business, financial condition and results of operations.

Much of our technological know-how that is not patentable may constitute trade secrets. Our confidentiality agreements might not provide for meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. In addition, others may independently develop or obtain similar technology and may be able to market competing products and obtain regulatory approval through a showing of equivalency to our product that has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

The vulnerability to off-label use or sale of our product candidates that are covered only by “method of use” patents may cause downward pricing pressure on these product candidates if they are ever commercialized and may make it more difficult for us to enter into collaboration or partnering arrangements for the development of these product candidates.

Some of our product candidates, including STS and NAC, are currently only covered by “method of use” patents, which cover the use of certain compounds to treat specific conditions, and not by “composition of matter” patents, which would cover the chemical composition of the compound. Method of use patents provide less protection than composition of matter patents because of the possibility of off-label competition if other companies develop or market the compound for other uses. If another company markets a drug that we expect to market under the protection of a method of use patent, physicians may prescribe the other company’s drug for use in the indication for which we obtain approval and have a patent, even if the other company’s drug is not approved for such an indication. Off-label use and sales could limit our sales and exert pricing pressure on any products we develop covered only by method of use patents. Also, it may be more difficult to find a collaborator to license or support the development of our product candidates that are only covered by method of use patents.

If our third party manufacturers breach or terminate their agreements with us, or if we are unable to secure arrangements with third party manufacturers on acceptable terms as needed in the future, we may suffer significant delays and additional costs.

We have no experience manufacturing products and do not currently have the resources to manufacture any products that we may develop. We currently have agreements with contract manufacturers for clinical supplies of ADH-1, STS, eniluracil and 5-fluorouracil (“5-FU”), including drug substance providers and drug product suppliers, but they might not perform as agreed in the future or may terminate our agreement with them before the end of the required term. Significant additional time and expense would be required to effect a transition to a new contract manufacturer.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. If we develop any products with commercial potential, we will need to develop the facilities to independently manufacture such products or secure arrangements with third parties to manufacture them. We may not be able to independently develop manufacturing capabilities or obtain favorable terms for the manufacture of our products. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms. We or our contract manufacturers may also fail to meet required manufacturing standards, which could result in delays or failures in product delivery, increased costs, injury or death to patients, product recalls or withdrawals and other problems that could significantly hurt our business. We intend to maintain a second source for back-up commercial manufacturing, wherever feasible. However, if a replacement to our future internal or contract manufacturers were required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for the Food and Drug Administration (“FDA”) compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional commercialization costs. Such lead times would vary based on the situation, but might be 12 months or longer.

We lack the resources necessary to effectively market our product candidates, and we may need to rely on third parties over whom we have little or no control and who may not perform as expected.

We do not have the necessary resources to market our product candidates. If we develop any products with commercial potential, we will either have to develop a marketing capability, including a sales force, which is difficult and expensive to implement successfully, or attempt to enter into a collaboration, merger, joint venture, license or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. We may not be able to do so on acceptable terms, if at all. If we rely extensively on third parties to market our products, the commercial success of such products may be largely outside of our control.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in the United States, Canada, Asia and Europe and intend to, or may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain regulatory approval, and we might not be able to enforce our license or patent rights in foreign jurisdictions. Foreign exchange controls may have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into or out of a particular country to meet obligations under licenses, clinical trial agreements or other collaborations.

Risks Related to Our Industry

If we are unable to obtain applicable U.S. and/or foreign regulatory approvals, we will be unable to develop and commercialize our drug candidates.

The preclinical studies and clinical trials of our product candidates, as well as the manufacturing, labeling, sale and distribution, export or import, marketing, advertising and promotion of our product candidates are subject to various regulatory frameworks in the United States, Canada and other countries. Any products that we develop must receive all relevant regulatory approvals and clearances before any marketing, sale or distribution. The regulatory process, which includes extensive preclinical studies and clinical testing to establish product safety and efficacy, can take many years and cost substantial amounts of money. As a result of the length of time, many challenges and costs associated with the drug development process, the historical rate of failures for drug candidates is extremely high. For example, prior development of our compound eniluracil by GSK was not successful. Varying interpretations of the data obtained from studies and tests could delay, limit or prevent regulatory approval or clearance. Changes in regulatory policy could also cause delays or affect regulatory approval. Any regulatory delays may increase our development costs and negatively impact our competitiveness and prospects. It is possible that we may not be able to obtain regulatory approval of any of our drug candidates and any approvals may take longer and cost more to obtain than expected.

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

The biotechnology and pharmaceutical industry, and in particular the field of cancer therapeutics where we focus, is very competitive. Many companies and research organizations are engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Genentech, Merck & Co., NeoPharm, Novartis, Johnson & Johnson, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche, OSI Pharmaceuticals, Taiho and Sanofi-Aventis. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be competitors.

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

We are likely to face competition in the areas of product efficacy and safety, ease of use and adaptability, as well as pricing, product acceptance, regulatory approvals and intellectual property. Competitors could develop more effective, safer and more affordable products than we do, and they may obtain patent protection or product commercialization before we do or even render our product candidates obsolete. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we develop.

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

Our research and development processes involve the controlled use of hazardous materials, such as flammable organic solvents, corrosive acids and corrosive bases. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. While we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources and may not be covered by our general liability insurance. We currently do not carry insurance specifically for hazardous materials claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time.

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

Risks Related to Owning Our Common Shares

We are a passive foreign investment company under U.S. tax law, which has adverse tax consequences for our U.S. shareholders.

As further described in Item 10.E “Taxation,” we have determined that we are currently a passive foreign investment company, or PFIC, under U.S. tax law and likely will continue to be a PFIC at least until we develop a source of significant operating revenues. As a result, there are adverse tax consequences to U.S. holders of our Common Shares. A U.S. holder whose holding period for our shares includes a period during which we are classified as a PFIC generally will be required to treat certain excess distributions with respect to our shares and gains realized on the disposition of our shares as ordinary income earned ratably over the holder’s holding period and will be subject to a special tax and interest charge on amounts treated as earned in the periods in which we are a PFIC. In addition, the holder’s shares will not receive a “stepped-up” basis upon a transfer at death. These PFIC tax rules will not apply if a U.S. holder makes an election for the first taxable year of the holder’s holding period to be taxed currently on the holder’s pro rata share of our ordinary earnings and net capital gain for any year we are a PFIC. Alternatively, a U.S. holder may avoid the special tax and interest charge on excess distributions and gains by making an election to mark the shares to market annually during any period in which we are a PFIC and our shares are treated as marketable shares. If a mark-to-market election is made, amounts included in or deducted from income pursuant to the election and actual gains and losses realized upon disposition generally will be treated as ordinary gains or losses. Whether or not an applicable election is made, if we are classified as a PFIC for the taxable year in which a dividend is paid, or for the preceding taxable year, a dividend paid to a non-corporate U.S. holder will not qualify for the reduced long-term capital gains rates. These tax issues could make our stock less attractive to U.S. investors and therefore negatively affect our stock price and your ability to sell your shares.

The market price of our Common Shares is highly volatile and could cause the value of your investment to significantly decline.

Historically, the market price of our Common Shares has been highly volatile and the market for our Common Shares has from time to time experienced significant price and volume fluctuations, some of which are unrelated to our operating performance. From November 12, 2004 to February 28, 2007, the trading price of our stock fluctuated from a high closing price of CAD$2.09 per share to a low closing price of CAD$0.255 per share on the TSX, and from a high closing price of US$1.71 per share to a low closing price of US$0.20 per share on the AMEX. Historically, our Common Shares have had a low trading volume, and likely will continue to have a low trading volume in the future. This low volume may contribute to the volatility of the market price of our Common Shares. It is likely that the market price of our Common Shares will continue to fluctuate significantly in the future.

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

There are a large number of our Common Shares underlying outstanding warrants and options, and reserved for issuance under our stock option plan, that may be sold in the market, which could depress the market price of our stock and result in substantial dilution to the holders of our Common Shares.

Sale or issuance of a substantial number of our Common Shares in the future could cause the market price of our common stock to decline. It may also impair our ability to obtain additional financing. As of February 28, 2007, we had outstanding warrants to purchase approximately 11.1 million of our Common Shares at exercise prices ranging from CAD$2.05 to CAD$3.59 per share, and outstanding warrants to purchase approximately 49.4 million of our Common Shares at exercise prices ranging from $0.33 to $1.75. In addition, as of February 28, 2007, there were approximately 5.8 million Common Shares issuable upon exercise of stock options granted by us of which approximately 3.0 million were denominated in Canadian dollars and had a weighted average exercise price of CAD$2.18 per Common Share and approximately 2.8 million denominated in U.S. dollars and had a weighted average exercise price of $0.74 per Common Share. We may also issue further warrants as part of any future financings as well as the additional 0.4 million Common Shares currently remaining available for issuance under our stock option plan. In April 2007, as part of our annual shareholders meeting, we will be asking shareholders to approve amendments to the Company’s stock option plan changing the maximum number of Common Shares issuable under the plan from the current 5.6 million to 20.0 million.

Following the $25.0 million public offering completed on February 21, 2007 we are no longer a foreign private issuer and will incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We must now comply with the provisions of U.S. securities laws applicable to U.S. domestic issuers including, without limitation, the U.S. proxy solicitation rules, Regulation FD and the Section 16 short swing profit rules. As a result, we must now report on the forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms we have filed with the SEC in the past as a foreign private issuer, such as Forms 20-F and 6-K. Compliance with these additional securities laws will result in increased expenses. In addition, we will now be subject to additional restrictions on offers and sales of securities outside of the United States, including in Canada. To the extent that we were to offer or sell our securities outside of the United States in the future, we will have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies.

We have not paid any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future. As a result, you will not be able to recoup your investment through the payment of dividends on your Common Shares and the lack of a dividend payable on our Common Shares might depress the value of your investment.

We will use all available funds to finance the development and operation of our business. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time, but since we have no present plans to pay dividends, you should not expect receipt of dividends either for your cash needs or to enhance the value of your Common Shares.

There is no public market for our outstanding warrants.

We have not and do not intend to list any of our outstanding warrants on any securities exchange or to arrange for any quotation system to quote them. We can not assure you that there will be a liquid trading market for our warrants or that a trading market for our warrants will develop.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that involve significant risks and uncertainties. Our actual results, performance or achievements may be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” and other similar words are one way to identify such forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to (i) our anticipated commencement dates, completion dates and results of clinical trials; (ii) our anticipated progress and costs of our clinical and preclinical research and development programs; (iii) our corporate and development strategies; (iv) our expected results of operations; (v) our anticipated levels of expenditures; (vi) our ability to protect our intellectual property; (vii) the anticipated applications and efficacy of our drug candidates; (viii) our ability to attract and retain key employees; (ix) our efforts to pursue collaborations with the government, industry groups or other companies; (x) the nature and scope of potential markets for our drug candidates and (xi) our anticipated sources and uses of cash, cash equivalents and short-term investments. All statements, other than statements of historical fact, included in this Annual Report that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. We include forward-looking statements because we believe that it is important to communicate our expectations to our investors. However, all forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties, including those discussed above in Item 3.D., “Risk Factors,”. Although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained, and we caution you not to place undue reliance on such statements.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and development of the Company

Our legal and commercial name is Adherex Technologies Inc. On September 3, 1996, our predecessor, Adherex Inc., was incorporated under the CBCA to develop and commercialize cell adhesion work that was initiated at McGill. On August 14, 1998, Adherex Technologies Inc. was incorporated under the CBCA and on September 11, 1998, it acquired all of the shares of Adherex Inc. On April 30, 2001, Adherex Technologies Inc. amalgamated with its wholly owned subsidiary, Adherex Inc., to form the Company. On December 19, 2003, the Company acquired 50 percent of 2037357 Ontario Inc., an Ontario corporation that performed specific research and development activity for the Company in Ontario. In June 2004, 2037357 Ontario Inc. became a wholly-owned subsidiary of the Company and continued its existence under the CBCA as Adherex Research Corp. On June 29, 2004, the Company amalgamated with Adherex Research Corp. to continue as Adherex Technologies Inc. We have two wholly owned Delaware subsidiaries, Oxiquant, Inc. and Adherex, Inc., and one wholly owned Canadian subsidiary, Cadherin Biomedical Inc. Our registered office address is: Adherex Technologies Inc., c/o LaBarge Weinstein Professional Corporation, 515 Legget Drive, Suite 800, Kanata, Ontario K2K 3G4; Telephone: (613) 599-9600; Facsimile: (613) 599-0018. Our U.S. offices are located at 4620 Creekstone Drive, Suite 200, Research Triangle Park, Durham, North Carolina 27703; Telephone: (919) 484-8484; Facsimile: (919) 484-8001.

Important corporate events in the development of our business during the fiscal year ended December 31, 2006 and through the filing of this Annual Report include the following:

•

On March 1, 2007, we purchased all of GSK’s remaining options to buy back eniluracil under our Development and License Agreement for an upfront fee of $1.0 million. As a result, Adherex has assumed the full direction and control over the product’s future development pursuant to the terms of the license, including the ability to partner and/or sub-license the product to third parties.

•	On February 21, 2007, we completed a public offering for $25.0 million in gross proceeds.

•	On December 31, 2006, we completed patient enrollment in our single agent ADH-1 Phase Ib/II and Phase II clinical studies.

•	In October 2006, GSK’s one-time option to license ADH-1 expired unexercised. As a result, we regained all rights relating to ADH-1 and continue with the clinical development of the compound.

•	In October 2006, we executed an agreement with SIOPEL for the conduct of a randomized trial of STS.

•	In October 2006, we initiated a Phase I trial of ADH-1 in combination with three different anti-cancer chemotherapies.

•	In September 2006, we initiated a Phase I/II trial of the combination of eniluracil and 5-FU in Asian patients with hepatocellular (liver) cancer.

•	In May 2006, we completed a private placement offering for gross proceeds of $6.5 million.

•

In April 2006, we initiated a clinical proof-of-mechanism trial of eniluracil. This study, which was conducted at the University of Alabama at Birmingham (“UAB”), concluded at the end of 2006 and supported the Adherex hypothesis of how best to combine eniluracil with 5-FU.

•

In April 2006, we executed a Clinical Trial Agreement (“CTA”) for the evaluation of ADH-1 with the U.S. National Cancer Institute’s (“NCI”) division of Cancer Treatment and Diagnosis. The agreement provides for the NCI to sponsor non-clinical studies and clinical trials of ADH-1 in a variety of administration schedules and tumor types, both as a single agent and in combination with other anti-cancer agents.

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

B. Business overview

Company Overview

We are a biopharmaceutical company focused on cancer therapeutics with preclinical and clinical product candidates. The following product candidates are in the clinical stage of development:

•

Eniluracil is a dihydropyrimidine dehydrogenase (“DPD”) inhibitor that was previously under development by GSK for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely used oncology agents. 5-FU is currently used as first or second-line therapy for a variety of cancers, including colorectal, breast, gastric, head and neck, ovarian, and basal cell cancer of the skin, among others.

•

ADH-1 is a molecularly targeted anti-cancer drug that selectively targets N-cadherin that is present on certain tumor cells and the established blood vessels that supply tumors. ADH-1 is currently in a clinical program in combination with various chemotherapy agents and completed patient enrollment in the single-agent Phase Ib/II and Phase II clinical studies in Europe and North America at the end of 2006.

•

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anti-cancer agents. In 2006, we executed an agreement with SIOPEL for the conduct of a randomized study of STS. Under the terms of the agreement, SIOPEL will conduct and fund the clinical activity and we will provide drug and drug distribution for the study. We also continue to work with the U.S. Children’s Oncology Group to initiate a randomized U.S. clinical trial with STS in children.

•	N-Acetylcysteine is a bone marrow protectant that has been the subject of investigator-initiated Phase I clinical trials at OHSU studying its use as a chemoprotectant with platinum-based chemotherapy.

Our preclinical portfolio includes: (i) backup peptides and small chemical molecule successors to ADH-1; (ii) peptides and small molecules targeted to inhibiting the metastatic spread of some cancers; and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized small chemical molecules and peptide antagonists and agonists for a wide array of cadherin adhesion molecules, with drug candidates available to move into future clinical development, particularly in the following areas:

•

Peptide N-cadherin antagonists: We have identified small peptide molecules that differ in structure from ADH-1 and that have extended stability in plasma. These molecules offer the potential advantages of extended plasma half-life and enhanced potency compared to ADH-1.

•

Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1 and the other peptide N-cadherin antagonists, these molecules are not peptides and are smaller and simpler in structure. Compared to peptides small chemical molecules are often active after oral administration, more stable and have different potency and toxicity profiles.

•

OB-cadherin. OB-cadherin is reported to be involved through several mechanisms in the metastatic spread of certain cancers to sites distant from the original tumor. Metastatic disease is a major determinant of both a patient’s survival and quality-of-life. We have developed OB-cadherin peptide and small molecule antagonists with the potential to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

•

VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have developed peptide VE-cadherin antagonists that have the potential to be synergistic with our N-cadherin antagonists.

In addition to our current development efforts, we continue to pursue collaborations with other pharmaceutical companies, governmental agencies and/or corporate collaborators with respect to these and other cadherin agonist and antagonist molecules. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have exclusively licensed.

Adherex Technologies Inc. is incorporated under the Canada Business Corporations Act and has three wholly-owned subsidiaries: Oxiquant, Inc. and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc., a wholly-owned Canadian subsidiary.

Eniluracil

Eniluracil, which was previously under development by GSK for the treatment of cancer, is being developed by Adherex to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely used oncology agents. 5-FU is currently used as the first or second line therapy for colorectal, breast, gastric, head and neck, and ovarian cancers and basal cell cancer of the skin, among others. Eniluracil could make 5-FU even better by increasing its effectiveness, reducing its side effects and making it orally available.

Normally, 5-FU is rapidly broken down in the body by an enzyme known as dihydropyrimidine dehydrogenase or DPD. Eniluracil irreversibly inhibits DPD, thereby substantially slowing the breakdown of 5-FU and prolonging exposure of the tumor cells to the drug.

While 5-FU is currently a mainstay of contemporary oncology treatment, it has some therapeutic drawbacks:

•	It is given intravenously and often by prolonged, multi-day infusion.

•	Its use is typically associated with variable blood and tissue levels. Variable levels can reduce its effectiveness and can increase its side effects.

•

It can cause severe and often dose-limiting side effects. For example, a breakdown product of 5-FU is alpha-fluoro-beta-alanine (“F-BAL”). This degradation product may be associated with neurotoxicity and hand-foot syndrome, which are disabling and dose-limiting side effects of 5-FU therapy and other 5-FU prodrug therapy.

•	Some tumors may be resistant to 5-FU due to intrinsically elevated DPD levels in the tumor cells. In other cases, the tumor may develop resistance to 5-FU as DPD levels rise in the tumor.

When eniluracil is properly used in combination with 5-FU, it may be significantly better than 5-FU alone and may resolve many of the therapeutic drawbacks of 5-FU noted above. For instance, combining eniluracil and 5-FU should have the following benefits:

•	5-FU becomes orally active, eliminating the need for intravenous (“IV”) administration.

•	The blood and tissue levels become more consistent, resulting in improved efficacy.

•	The consistent blood and tissue levels may also lead to an improved side effect profile.

•	Elimination of F-BAL production could improve the side effect profile.

Thus, the use of eniluracil in combination with 5-FU has the potential to make 5-FU more effective, better tolerated and orally available.

There is another important potential benefit of the combination of eniluracil and 5-FU: the combination may expand the range of cancers that currently respond to 5-FU. Some tumors have inherently high levels of DPD that may result in resistance to 5-FU. Eniluracil may eliminate these high levels of DPD activity in the tumor, thereby potentially expanding the use of 5-FU into new cancer indications.

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

Adherex’s initial development plan for eniluracil is focused on two indications: 1) hepatocellular (liver) cancer, and 2) taxane- and anthracycline-resistant breast cancer.

Liver cancer is one of the most common cancers in the world, and there are currently no approved satisfactory treatments. In the U.S., there are approximately 17,000 new cases per year, providing the opportunity for orphan drug status. Adherex has already received orphan drug designation from the U.S. Food and Drug Administration for the use of eniluracil in combination with fluoropyrimidines (including 5-FU) to treat liver cancer. The rationale for targeting liver cancer is: 1) liver cancer has intrinsically high levels of DPD, making it resistant to treatment with 5-FU. Eniluracil inhibits DPD and, therefore, may make liver cancer more susceptible to therapy with 5-FU, and 2) two Phase II studies conducted by GSK in liver cancer showed extended periods of stable disease and survival, even though those studies were conducted using what now appears to be a suboptimal dose and schedule.

Our second development strategy is in taxane- and anthracycline-resistant breast cancer. Capecitabine (Xeloda®) is currently approved for this indication, yet therapy with capecitabine often results in a painful side effect known as hand-foot syndrome (reported to occur in up to 60% of patients), frequently requiring dose reduction or cessation of therapy as a result. A breakdown product of 5-FU known as F-BAL is thought but not proven to be, responsible for this side effect. Eniluracil inhibits DPD, the enzyme responsible for the breakdown of 5-FU to metabolites such as F-BAL. In GSK’s studies of eniluracil in combination with 5-FU, the incidence of hand-foot syndrome was less than 2%. Adherex may, therefore, be able to seek approval for eniluracil through either a reduced toxicity profile in comparison to capecitabine or an enhanced efficacy profile, or both.

To optimize our proprietary method of administration for the combination of eniluracil and 5-FU, we commenced a Phase I dose escalation study in patients with solid tumors. As of February 28, 2007, 23 patients have been enrolled; an MTD has not yet been reached. Upon completion of this study, we plan to commence a Phase II trial in breast cancer in the second half of 2007. During 2006, we also completed a clinical Proof of Mechanism (“POM”) study that investigated the specific effects of eniluracil on the enzymatic pathways of 5-FU metabolism in patients with colorectal cancer; that study, which demonstrated the intended proof-of-mechanism, enrolled five patients and concluded by December 31, 2006. In the fourth quarter of 2006, we commenced a Phase I/II clinical trial in liver cancer in Asian patients. As of February 28, 2007, four patients have been enrolled in the Phase I portion of the trial and up to 21 further patients are expected to be enrolled. We anticipate concluding the Phase I portion of this trial by the third quarter 2007 and commencing the Phase II portion with trial completion expected in early 2008. Together, these studies are intended to define the optimal dose of eniluracil, the optimal dose ratio and schedule of eniluracil in combination with 5-FU, and the clinical response rate to Adherex’s proprietary combination of these two drugs.

ADH-1

ADH-1 is a small peptide that selectively targets N-cadherin present on certain tumor cells and the established blood vessels that supply blood to the tumor. Pursuant to a general collaboration agreement, McGill granted us an exclusive worldwide license to certain intellectual property rights relating to ADH-1 and certain uses thereof. N-cadherin is found throughout the body and, like other cadherins, is important in cell-to-cell binding and in maintaining the structural integrity of cells. ADH-1 appears to inhibit the binding of the N-cadherin protein molecules to each other. Within tumors, the N-cadherin protein can be found on the tumor cells themselves and on the blood vessels that supply the tumor. Therefore, N-cadherin is a single target where antagonizing N-cadherin with ADH-1 could have a dual effect; both on the tumor cells themselves and on the tumor blood vessels. In our Phase I single agent studies, radiologic changes consistent with areas of cell death (by either apoptosis or necrosis) have been seen following administration of ADH-1. Our Phase Ib/II and Phase II single agent studies completed patient enrollment as of December 31, 2006. Data from the Phase Ib/II study were presented at the International Symposium on Targeted Anticancer Therapies in March 2007, and we expect data from the North American Phase II single agent trial to be presented at the ASCO Annual Meeting in June 2007. ADH-1 has been well tolerated in our clinical trials to date and has not been shown to adversely impact normal healthy cells within the body. Some of our preclinical studies using ADH-1 in combination with chemotherapies have demonstrated significant synergies and tumor regression. Our studies are, however, at an early stage and future study results may vary.

In two Phase I single-agent studies, ADH-1 was well tolerated and demonstrated evidence of anti-tumor activity in seven patients whose tumors expressed N-cadherin. In total, the Phase I studies included 70 patients (49 of whom had N-cadherin positive tumors) who received 247 doses of ADH-1. One example of anti-tumor activity from the Phase I studies is a 62-year old woman with N-cadherin positive esophageal cancer and metastases in the lung who had previously received and was unresponsive to chemotherapy and radiation therapy. Four weeks following the initial dose of ADH-1, her lung metastases had reduced in size by 48%. This patient went on to receive additional doses of ADH-1. After three months, her lung metastases had reduced in size by 65%, a partial response by RECIST criteria. In total, this patient received 11 doses of ADH-1, maintained the 65% reduction in tumor size for six months, and did not experience tumor progression for a total of nine months from start of therapy.

At the end of 2006, we initiated a clinical program of ADH-1 in combination with chemotherapeutic agents. The first study in this program was initiated in October 2006 and is intended to define the dose limiting toxicities and maximum tolerated dose of ADH-1 in three separate combinations: ADH-1 + docetaxel (Taxotere®), ADH-1 + carboplatin (a generically available agent), and ADH-1 + capecitabine (Xeloda®). That study, which is ongoing, has enrolled an aggregate of 9 patients as of February 28, 2007 and is expected to conclude in the second half of 2007. On March 27, 2007, we initiated a further combination study of systemic ADH-1 in combination with isolated limb infusion melphalan for the treatment of melanoma. This clinical study is expected to enroll up to 25 patients and conclude in the second half of 2007.

The Phase Ib/II and Phase II single agent trials were intended to (i) provide the safety information and estimates of the expected range of therapeutic effectiveness that are a pre-requisite to the design and conduct of future randomized trials and/or (ii) help guide the dosing and scheduling of ADH-1 for use in combination with other anti-cancer chemotherapies.

STS

STS is currently approved by the FDA for use in humans as part of a treatment for cyanide poisoning. We have licensed from OHSU intellectual property rights for the use of STS as a chemoprotectant, and intend to develop STS as a protectant against the hearing loss often caused by platinum-based anti-cancer agents. Preclinical studies conducted by OHSU and others on a number of agents indicated that STS effectively reduced the incidence of hearing loss caused by platinum-based anti-cancer agents. To support our development, we have or are considering novel formulations and branding strategies, and have received Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients.

Hearing loss among children receiving platinum-based chemotherapy is frequent, often permanent and severely disabling. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some relief. In addition, adults undergoing chemotherapy for several common malignancies, including ovarian cancer, testicular cancer, and particularly head and neck cancer and brain cancer, receive intensive platinum-based therapy and may experience severe, irreversible hearing loss, particularly in the high frequencies.

Investigators at OHSU have conducted Phase I and Phase II studies with STS that have shown STS reduces the hearing loss associated with platinum-based chemotherapy. In one study at OHSU, the need for hearing aids to correct high frequency hearing loss was reduced from about 50% to less than 5%. We expect to continue the development of STS as a hearing loss protectant for children undergoing platinum-based chemotherapy.

In October 2006, we entered into an agreement with SIOPEL, a multi-disciplinary group of specialists under the umbrella of the International Society of Pediatric Oncology (“SIOP”), for the conduct of a randomized trial with STS in children. We expect this randomized study to commence in the first half of 2007. The trial is expected to enroll approximately 100 children with hepatoblastoma (liver cancer) from participating centers in up to 30 countries. Patients will either receive cisplatin, a platinum-based drug frequently used to treat hepatoblastoma, or cisplatin plus STS. The study, which will be coordinated through the Children’s Cancer and Leukemia Group (“CCLG”) in the United Kingdom (“UK”), is intended to compare the level of hearing loss or ototoxicity associated with cisplatin alone versus the combination of cisplatin plus STS, as well as the safety, tolerability and anti-tumor activity in both arms of the study. We also continue to work with the U.S. COG to initiate a randomized clinical trial of STS in children in the United States.

NAC

NAC had been studied at OHSU for use in the prevention of bone marrow toxicity (low white blood cells, red blood cells, and platelets) caused by certain cancer drugs. These side effects can often limit the use of agents for the treatment of cancer. A severe decrease in platelet count has been reported in some studies to occur in approximately 20% of patients undergoing chemotherapy for certain types of cancer. Platelets are critical in the maintenance of normal blood clotting function and their loss can have a range of consequences from minor manifestations such as bruising to life-threatening hemorrhages. A severe decrease in white blood cells, and specifically a type of white blood cell called a neutrophil, can increase the risk of severe infections for patients receiving chemotherapy. A severe decrease in red blood cells, known as anemia, can affect a patient’s quality of life and outcome. Currently, the most commonly used therapeutic approach to platelet loss is the use of platelet transfusions, which are expensive and have the complications and risks associated with blood transfusions.

We have licensed certain intellectual property rights from OHSU that support the use of NAC for various indications, including preventative therapy against the bone marrow toxicity caused by certain chemotherapy agents. NAC has been the subject of Phase I investigation at OHSU under an investigator investigational new drug application (“IND”) for use as a bone marrow protectant in the context of platinum-based chemotherapy. We currently have no clinical development plans for NAC as we are devoting our limited resources to higher priority programs.

Mesna

In December 2006, we terminated our license agreement with Rutgers, The State University of New Jersey and have no further development plans for mesna.

Preclinical Portfolio

Our product candidates are in the early stages of clinical development, so we strive to maintain a robust preclinical portfolio to hedge against unavoidable development risks and to provide possible new product candidates for the clinic. In considering our product candidates, it is important to remember we are subject to the risks of failure that are inherent in the development of therapeutic products and procedures based on innovative technologies as described in Item 3.D., “Risk Factors.”

Our preclinical portfolio includes: (i) backup peptides and small chemical molecule successors to ADH-1; (ii) peptides and small molecules targeted to inhibiting the metastatic spread of some cancers; and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized small chemical molecules and peptide antagonists and agonists for a wide array of cadherin adhesion molecules, with drug candidates available to move into future clinical development, particularly in the following areas:

•

Peptide N-cadherin antagonists. We have identified small peptide molecules that differ in structure from ADH-1 and that have extended stability in plasma. These molecules offer the potential advantages of extended plasma half-life and enhanced potency compared to ADH-1.

•

Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1 and the other peptide N-cadherin antagonists, these molecules are not peptides and are smaller and simpler in structure. Compared to peptides small chemical molecules are often active after oral administration, more stable and have different potency and toxicity profiles.

•

OB-cadherin. OB-cadherin is reported to be involved through several mechanisms in the metastatic spread of certain cancers to sites distant from the original tumor. Metastatic disease is a major determinant of both a patient’s survival and quality-of-life. We have developed OB-cadherin peptide and small molecule antagonists with the potential to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

•

VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have developed peptide VE-cadherin antagonists that have the potential to be synergistic with our N-cadherin antagonists.

In addition to our own development efforts, we intend to continue to pursue collaborations with other pharmaceutical companies, government entities or corporate collaborators with respect to our most promising agents. One such collaboration is with the NCI. In 2005, we received approval from the DDG of the NCI’s Division of Cancer Treatment and Diagnosis for a Level III collaboration for the clinical development of the Company’s lead biotechnology compound, ADH-1. As part of that collaboration, we executed a CTA with the NCI’s Cancer Therapy Evaluation Program and Developmental Therapeutics Program to support additional preclinical studies of ADH-1 in preparation of future NCI-sponsored clinical trials, to further evaluate the anti-cancer and vascular targeting effects of ADH-1 both as a single agent and in combination with other anti-cancer agents in patients with advanced resistant cancers that express the molecular marker, N-cadherin. We also have entered into a standard form screening agreement with the NCI from 2003, under which NCI continues to screen and test select Adherex compounds from our preclinical pipeline for their anti-cancer properties in various preclinical anti-cancer assays and tumor models. The NCI has no obligation to sponsor clinical trials of ADH-1 or to continue to perform preclinical or screening work for us and may terminate the CTA or screening agreement at any time, as may we. In the event that we or the NCI terminate the CTA or screening agreement, we may seek another third party to conduct similar work for us, which may result in increased costs for us.

Intellectual Property

Our general policy is to seek patent protection in the United States, major European countries, Japan, Canada and other jurisdictions as appropriate for our compounds and methods. Our cadherin-based patent portfolio currently includes patents with respect to our unique composition of matter, broad claims with respect to modulating cell adhesion, specific claims for the use of these compounds in various diseases and the pharmaceutical formulation of these compounds. We have also sought patent protection with respect to alternate “sites” of cell adhesion activity as well as related compounds, screening methods and antibodies. With respect to the intellectual property licensed from GSK, McGill and OHSU, we work closely with these institutions to continually strengthen and expand our worldwide patent protection.

Currently, we own or have licensed more than 40 issued U.S. patents and more than 50 pending patents worldwide.

Our success is significantly dependent on our ability to obtain patent protection for our product candidates, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies, in general, is highly uncertain and involves complex legal and factual questions, which often results in apparent inconsistencies regarding the breadth of claims allowed and general uncertainty as to their legal interpretation and enforceability. Further, some of our principal candidates, including STS and NAC, are based on previously known compounds, and candidates or products that we develop in the future may include or be based on the same or other compounds owned or produced by other parties, some or all of which may not be subject to effective patent protection. In addition, regimens that we may develop for the administration of pharmaceuticals, such as specifications for the frequency, timing and amount of dosages, may not be patentable. Accordingly, our patent applications may not result in patents being issued and issued patents may not afford effective protection. In addition, products or processes that we develop may turn out to be covered by third party patents, in which case we may require a license under such patents if we intend to continue the development of those products or processes. Any legal actions against us on the basis of a third party patent could be costly.

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

In consideration, we issued 508,416 shares of our common stock to McGill. We also agreed to pay to McGill future royalties of 2% of any gross revenues from the use of the technology and compounds. In addition, we agreed to fund research at McGill over a period of 10 years totaling CAD$3.3 million. Annual funding commenced in 2001, the first year of the agreement, for a total of CAD$200,000, and increases annually by 10% through 2010, when the required annual funding reaches CAD$660,000. This research commitment can be deferred in any given year if it would exceed 5% of our cash and cash equivalents. To date, there have been no deferrals and we have paid out approximately CAD$1.0 million in research and development milestone funding to McGill pursuant to this agreement and other research-related payments. Pursuant to the terms of the agreement, we are entitled to certain intellectual property rights that result from this research.

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

Exclusive License Agreement with Rutgers, The State University of New Jersey

In November 2002, we acquired an exclusive license agreement with Rutgers through our acquisition of Oxiquant, which had entered into the license agreement with Rutgers in April 2001. In consideration, Rutgers was issued 500,000 shares of common stock of Oxiquant, which were subsequently converted upon our acquisition of Oxiquant into 764,264 shares of Adherex common stock and warrants to purchase 43,899 shares of Adherex common stock at CAD$3.59 per share until May 20, 2007. Through December 31, 2006, we have paid Rutgers cumulative payments under this agreement totaling $45,000. In December 2006, we terminated the license agreement with Rutgers and as a result, we no longer have any rights to or any future development plans for this technology.

License Agreement with Oregon Health & Science University

In November 2002, we acquired an exclusive license agreement with OHSU through our acquisition of Oxiquant, which had entered into the license agreement with OHSU in September 2002. Pursuant to the license agreement, OHSU granted us an exclusive worldwide license to intellectual property directed to thiol-based compounds and their use in oncology. In consideration, OHSU was issued 250,250 shares of common stock of Oxiquant that were subsequently converted upon the acquisition of Oxiquant into 382,514 shares of Adherex common stock and warrants to purchase 21,971 shares of Adherex common stock at CAD$3.59 per share until May 20, 2007. In addition, we are required to make the following milestone payments: (i) $50,000 upon completion of Phase I clinical trials, (ii) $200,000 upon completion of Phase II clinical trials, (iii) $500,000 upon completion of Phase III clinical trials and (iv) $250,000 upon the first commercial sale for any licensed product. We are also required to pay OHSU a 2.5% royalty on net sales of any licensed products and a 15% royalty on any consideration received from sublicensing of the licensed technology.

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

Development and License Agreement with GlaxoSmithKline

In July 2005, Adherex in-licensed eniluracil from GSK. Under the terms of the Development and License Agreement, Adherex received an exclusive license for eniluracil for all indications, and GSK retained options to buy back the compound at various points in time during its development in return for milestone payments and sales royalties to Adherex, the size of which were dependent upon if and when GSK actually exercised one of its options. If GSK did not exercise any of its buy-back options, Adherex would have been free to develop eniluracil alone or with other partners and would have been required to pay GSK development and sales milestone payments and sales royalties. Adherex paid no upfront cash for the license, and GSK made a concurrent equity investment of US$3.0 million to assist in its further development.

As part of the Development and License Agreement, we granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. On October 11, 2006, we announce that GSK’s option to ADH-1 had expired unexercised. We now have regained full control regarding the development of ADH-1 and are free to enter into collaborations or partnerships with pharmaceutical and biotech companies for ADH-1.

In March 2007, Adherex purchased all of GSK’s remaining options for eniluracil under the agreement for a $1.0 million upfront fee. Adherex now has full control over the development of eniluracil and is required to pay GSK the same development and sales milestone payments and sales royalties as previously agreed, but GSK’s options to buy back the product no longer remain. Specifically, if we file an NDA with the FDA, the Company will be obligated to pay GSK development milestones of $5.0 million. Depending upon the commercial success of eniluracil, we could also be required to pay GSK an additional $70.0 million in development and sales milestones, plus double-digit royalties based on our annual net sales. If we pursue other indications, we may be required to pay up to an additional $15.0 million to GSK for each indication approved by the FDA.

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

We are aware of a number of companies engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Abbott Laboratories, Amgen, Antisoma, AstraZeneca, Bayer, Bristol-Myers Squibb, EntreMed, Genentech, Merck & Co., NeoPharm, Novartis, Johnson & Johnson, OXiGENE, Peregrine Pharmaceuticals, Pfizer, Roche, OSI Pharmaceuticals, Taiho and Sanofi-Aventis. Some of these companies have products that have already received, or are in the process of receiving, regulatory approval or are in later stages of clinical development. Many of them have greater financial resources than we do. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be viewed as competitors. However, we are not aware of any other N-cadherin targeted compound in clinical trials. Because cancer treatment often consists of using different drug combinations, it is possible that agents that are either marketed (e.g., Taxotere or Avastin) or investigational could be combined with ADH-1 (after achievement of applicable regulatory requirements) in an effort to improve the efficacy in comparison to the agents used alone. In other words, while a drug with a similar mechanism of action, or with anti-tumor activity in a disease where ADH-1 is also shown to be active, could be viewed as a potential competitor when both drugs are used alone, the combination could prove to be superior to the current standard of care.

We are aware of at least four companies, AstraZeneca, Aventis, OXiGENE and Roche that are clinically developing cancer angiolytics. Their product candidates are tubulin depolymerizing agents that destroy the scaffold-like structure that supports the lining cells (endothelial cells) of blood vessels, causing the endothelial cells to round and cutting off blood flow through the blood vessel. They thus cut off a tumor’s blood supply and lead to tumor cell death. Some other angiolytic agents are known to us to be in preclinical development, including antibodies to tumor blood vessel wall components and agents linked with liposomal cytotoxic agents, but little information about these agents is publicly available at this time. These competing angiolytics work in a very different manner than ADH-1 and, to our knowledge, we are the only company approaching tumor angiolysis from the perspective of peptide -based cadherin antagonism, or the disruption of tumor blood vessels by inhibiting the proteins that hold the blood vessels together. Tumor angiolysis is an emerging field, and our competitors’ tubulin depolymerizing agents, like our drug candidates, are still in clinical development. OXiGENE recently commenced a Phase III study with its angiolytic agent in the UK. To our knowledge, no other angiolytic compounds have entered late-stage development. Accordingly, it is premature to speculate on the potential advantages and disadvantages of different angiolytic agents because the efficacy and tolerability profiles of these agents are not yet publicly available. Our competitors might obtain regulatory approval for their drug candidates sooner than we do, and/or their drugs may prove to be more competitive than ours are.

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

There are several potential therapies that may be competitive to our eniluracil with 5-FU combination strategy including; Capecitabine which is marketed by Roche is an oral prodrug of 5-FU that is converted to 5-FU following absorption from the gastrointestinal tract. Capecitabine is approved by the FDA and many other regulatory agencies worldwide for use in breast and colorectal cancer. UFT, marketed by Merck KGaA is another oral 5-FU prodrug that has not been approved by the FDA, but is marketed in Japan and several European countries.

5-FU is normally rapidly metabolized and broken down by the enzyme DPD. Eniluracil is an irreversible inhibitor of DPD and its use with 5-FU leads to prolonged and elevated levels of 5-FU. Uracil is a competitive inhibitor of DPD. Although not FDA approved as a therapeutic agent, uracil has sometimes been used with 5-FU and tegafur for the treatment of certain cancers. UFT is an orally active combination of uracil and tegafur that is available in some international markets through Merck KGaA.

S-1, which is under development by Taiho is an orally active combination of tegafur, a DPD inhibitor (5-chloro-2, 4-dihydrozypyidine, or CDHP) and oxonic acid, an inhibitor of phosphoribosyl pyrophosphate transferase, an enzyme that reduces the incorporation of 5-FU into RNA. S-1 is currently in clinical development. Other DPD inhibitors are in development, including a Roche molecule, Ro 09-4889, that has completed a Phase I clinical study.

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

Many chemotherapeutic agents are currently available and numerous others are being developed. Any chemotherapeutic products that we are able to develop may not be able to compete effectively with existing or future chemotherapeutic agents. However, cancer as a disease is not currently controlled by any one anti-cancer agent, and there is typically a need for several agents at any one time and over time, different regimens and cocktails of agents are often used.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. In addition, many of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. We may rely on third parties to commercialize any products we develop, and our success will depend in large part on the efforts and competitive merit of these collaborative partners. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we may develop.

Government Regulation

The production and manufacture of our product candidates and our research and development activities are subject to regulation for safety, efficacy and quality by various governmental authorities around the world.

In Canada, these activities are subject to regulation by Health Canada’s Therapeutic Products Directorate (TPD”) and the rules and regulations promulgated under the Food and Drug Act. In the United States, drugs and biological products are subject to regulation by the FDA. The FDA requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products, governmental review and/or approval of results prior to marketing therapeutic products. Additionally, the FDA requires adherence to “GLP” as well as “GCP” during clinical testing and “GMP” and adherence to labeling and supply controls. The systems of new drug approvals in Canada and the United States are substantially similar, and are generally considered to be among the most rigorous in the world.

Generally, the steps required for drug approval in Canada and the United States, specifically in cancer related therapies, include:

Preclinical Studies: Preclinical studies, also known as non-clinical studies, primarily involve evaluations of pharmacology, toxic effects, pharmacokinetics and metabolism of a drug in animals to provide evidence of the relative safety and bioavailability of the drug prior to its administration to humans in clinical studies. A typical program of preclinical studies takes 18 to 24 months to complete. The results of the preclinical studies as well as information related to the chemistry and comprehensive descriptions of proposed human clinical studies are then submitted as part of the IND application to the FDA, a Clinical Trial Application to the TPD, or similar submission to other foreign regulatory bodies. This is necessary (in Canada, the United States and most other countries) prior to undertaking clinical studies. Additional preclinical studies are conducted during clinical development to further characterize the toxic effects of a drug prior to submitting a marketing application.

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

Any clinical trials that we conduct may not be successfully completed, either in a satisfactory time period or at all. The typical time periods described above may vary substantially and may be materially longer. In addition, the FDA and its counterparts in other countries have considerable discretion to discontinue trials if they become aware of any significant safety issues or convincing evidence that a therapy is not effective for the indication being tested. The FDA and its counterparts in other countries may not (i) allow clinical trials to proceed at any time after receiving an IND, (ii) allow further clinical development phases after authorizing a previous phase, or (iii) approve marketing of a drug after the completion of clinical trials.

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

D. Property, plant and equipment

We lease two facilities, one of which we sublease to another tenant. The facility we occupy has approximately 18,272 square feet of laboratory and office space in Research Triangle Park, North Carolina and the current monthly lease payments for $13,000 and the lease expires in August 2012. The subleased space consists of approximately 7,636 square feet of laboratory and office space and the current monthly payments are approximately $9,000 and the lease expires in March 2010 and is sublet through March 2008. The sublease agreement is on the same terms as our original lease.

E. Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Presentation

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with our December 31, 2006 audited consolidated financial statements and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation from Canadian to United States (“U.S.”) GAAP can be found in Item 18, “Financial Statements,” footnote 19. All references to “years,” unless otherwise noted, refer to our twelve-month fiscal year, which prior to July 1, 2004, ended on June 30.

The year ended December 31, 2006 represents the second full year since we changed our fiscal year end to December 31 from June 30. The six-month period ended December 31, 2004 was our transition year and covered the period July 1, 2004 through December 31, 2004. For ease of reading the MD&A we refer throughout to the periods reported as follows:

January 1, 2006 – December 31, 2006	Fiscal 2006
January 1, 2005 – December 31, 2005	Fiscal 2005
July 1, 2004 – December 31, 2004	Six-Month Fiscal Transition 2004
July 1, 2003 – June 30, 2004	Fiscal 2004

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

Share Consolidation

On July 20, 2005, we announced a share consolidation of our common stock at a ratio of one-for-five. The share consolidation became effective at the close of business on July 29, 2005. The share consolidation equally affected all of our common shares, stock options and warrants outstanding at the effective date. The number of shares of our common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding, as well as per share data and per stock option data, have been retroactively adjusted for all periods presented to reflect the one-for-five share consolidation.

Forward-Looking Statements

Certain statements in this discussion may constitute “forward-looking” statements that involve significant known and unknown risks and uncertainties. Our actual results, performance or achievements may be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements with respect to: (i) our anticipated commencement dates, completion dates and results of clinical trials; (ii) our anticipated progress and costs of our clinical and preclinical research and development programs; (iii) our corporate and development strategies; (iv) our expected results of operations; (v) our anticipated levels of expenditures; (vi) our ability to protect our intellectual property; (vii) the anticipated applications and efficacy of our drug candidates; (viii) our ability to attract and retain key employees; (ix) our efforts to pursue collaborations with the government, industry groups or other companies; (x) the nature and scope of potential markets for our drug candidates; and (xi) our anticipated sources and uses of cash, cash equivalents and short-term investments. When used in this discussion, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “estimate”, “project”, “plan” and other similar terminology would denote such forward-looking statements. All statements, other than statements of historical fact, included in this discussion that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are based upon what our management believes are reasonable assumptions, reflect current expectations regarding future events and operating performance, and speak only as of the date of this discussion. For further information regarding such risks, please refer to Item 3.D., “Risk Factors”.

Recent Key Company Accomplishments

•

On March 1, 2007 we purchased all of GlaxoSmithKline’s (“GSK”) remaining options to buyback eniluracil under our Development and License Agreement for an upfront fee of $1.0 million. As a result, Adherex has assumed the full direction and control over the product’s future development pursuant to the terms of the license, including the ability to partner and/or sub-license the product to third parties.

•	On February 21, 2007, we completed a public offering for $25.0 million in gross proceeds.

•	On December 31, 2006, we completed patient enrollment in our single agent ADH-1 Phase Ib/II and Phase II clinical studies.

•	In October 2006, GSK’s one-time option to license ADH-1 expired unexercised. As a result, we regained all rights relating to ADH-1 and continue with the clinical development of the compound.

•	In October 2006, we executed an agreement with the International Childhood Liver Tumour Strategy Group (known as SIOPEL) for the conduct of a randomized trial of sodium thiosulfate (“STS”).

•	In October 2006, we initiated a Phase I trial of ADH-1 in combination with three different anti-cancer chemotherapies.

•	In September 2006, we initiated a Phase I/II trial of the combination of eniluracil and 5-fluorouracil (“5-FU”) in Asian patients with hepatocellular (liver) cancer.

•	In May 2006, we completed a private placement offering for gross proceeds of $6.5 million.

•

In April 2006, we initiated a clinical proof-of-mechanism trial of eniluracil. This study, which was conducted at the University of Alabama at Birmingham (“UAB”), concluded at the end of 2006 and supported the Adherex hypothesis of how best to combine eniluracil with 5-FU.

•

In April 2006, we executed a Clinical Trial Agreement for the evaluation of ADH-1 with the U.S. National Cancer Institute’s (“NCI”) Division of Cancer Treatment and Diagnosis. The agreement provides for the NCI to sponsor non-clinical studies and clinical trials of ADH-1 in a variety of administration schedules and tumor types, both as a single agent and in combination with other anti-cancer agents.

Overview

We are a biopharmaceutical company focused on cancer therapeutics with preclinical and clinical product candidates. The following product candidates are in the clinical stage of development:

•

Eniluracil is a dihydropyrimidine dehydrogenase (“DPD”) inhibitor that was previously under development by GSK for the treatment of cancer. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely used oncology agents. 5-FU is currently used as first or second-line therapy for a variety of cancers, including colorectal, breast, gastric, head and neck, ovarian, and basal cell cancer of the skin, among others.

•

ADH-1 is a molecularly targeted anti-cancer drug that selectively targets N-cadherin that is present on certain tumor cells and the established blood vessels that supply tumors. ADH-1 is currently in a clinical program in combination with three different chemotherapy agents and completed patient enrollment in the single-agent Phase Ib/II and Phase II clinical studies in Europe and North America at the end of 2006.

•

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at Oregon Health & Science University (“OHSU”) to reduce the disabling loss of hearing in patients, both adults and children, treated with platinum-based anti-cancer agents. In 2006, we executed an agreement with SIOPEL for the conduct of a randomized study of STS. Under the terms of the agreement, SIOPEL will conduct and fund the clinical activity and we will provide drug and drug distribution for the study. We also continue to work with the U.S. Children’s Oncology Group (“COG”) to initiate a randomized U.S. clinical trial with STS in children.

Our preclinical portfolio includes: (i) backup peptides and small chemical molecule successors to ADH-1; (ii) peptides and small molecules targeted to inhibiting the metastatic spread of some cancers; and (iii) peptides that combine both angiolytic and antiangiogenic properties. We have synthesized small chemical molecules and peptide antagonists and agonists for a wide array of cadherin adhesion molecules, with drug candidates available to move into future clinical development, particularly in the following areas:

•

Peptide N-cadherin antagonists: We have identified small peptide molecules that differ in structure from ADH-1 and that have extended stability in plasma. These molecules offer the potential advantages of extended plasma half-life and enhanced potency compared to ADH-1.

•

Small molecule N-cadherin antagonists. We have identified a series of small chemical molecules that, in our preliminary studies, have displayed potent N-cadherin antagonism activity. Unlike ADH-1 and the other peptide N-cadherin antagonists, these molecules are not peptides and are smaller and simpler in structure. Compared to peptides small chemical molecules are often active after oral administration, more stable and have different potency and toxicity profiles.

•

OB-cadherin. OB-cadherin is reported to be involved through several mechanisms in the metastatic spread of certain cancers to sites distant from the original tumor. Metastatic disease is a major determinant of both a patient’s survival and quality-of-life. We have developed OB-cadherin peptide and small molecule antagonists with the potential to reduce or slow down the metastatic spread of tumors, such as breast and prostate cancers.

•

VE-cadherin. Like N-cadherin, VE-cadherin is important in the structural integrity of certain tumor blood vessels. We have developed peptide VE-cadherin antagonists that have the potential to be synergistic with our N-cadherin antagonists.

In addition to our current development efforts, we continue to pursue collaborations with other pharmaceutical companies, governmental agencies, academic and/or corporate collaborators with respect to these and other cadherin agonist and antagonist molecules. Our drug discovery and development efforts are supported by more than 40 issued U.S. patents and more than 50 pending patents worldwide that we either own or have exclusively licensed.

We have not received any revenues to date through the sale of products and do not expect to have significant revenues until we either are able to sell our product candidates after obtaining applicable regulatory approvals or we establish collaborations that provide us with licensing fees, milestone payments, royalties, upfront payments or other revenue. As of December 31, 2006, our deficit accumulated during development stage was $71.5 million.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the potential commercialization of our product candidates. Research and development (“R&D”) expenses, which include expenses associated with clinical development activities, manufacturing of drug substance, employee compensation, stock-based compensation, research contracts, toxicology studies, and internal and outsourced laboratory activities, will be dependent on the results of our drug development efforts. General and administration (“G&A”) expenses include expenses associated with headcount and facilities, stock-based compensation, insurance and other administrative matters associated with our facilities in the Research Triangle Park, N.C. (“RTP”) in support of our drug development programs. The amortization of acquired intellectual property rights relates to the intellectual property acquired through our acquisition of Oxiquant, Inc. (“Oxiquant”) in November 2002 that are being amortized on a straight line basis over their remaining useful life. Loss on impairment of intellectual property relates to expense recorded in the period when the recoverability of the intellectual property may no longer be recoverable. Settlement of Cadherin Biomedical Inc. (“CBI”) litigation expense refers to our acquisition of CBI to reacquire the non-cancer intellectual property rights relating to our cadherin technology and to settle the lawsuit between CBI and Adherex.

Drug development timelines and expenses are variable. In some cases, management may be able to control the timing of expenses by accelerating or decelerating preclinical and clinical activities. Accordingly, we believe that period-to-period comparisons are not necessarily meaningful and should not be relied upon as a measure of future financial performance. Our actual results may differ materially from the expectations of investors and market analysts. In such an event, the prevailing market price of our common stock may be materially adversely affected. Due to the differing lengths of reporting financial periods in the MD&A, certain results may not be directly comparable. Accordingly, percentage and amount of changes in these results in these periods are not meaningful. Where applicable, useful comparisons may be possible through annualizing the six-month fiscal transition 2004 period by multiplying those results by two. This method, however, does not reflect actual results for the extrapolated periods.

$25.0 Million Public Offering

On February 21, 2007, we completed the sale of equity securities with gross proceeds of $25.0 million. We sold 75.8 million units at a price of $0.33 per unit providing net proceeds of $23.3 million after deducting broker fees and other offering expenses. Each unit sold consisted of one common share and one-half of a common share purchase warrant. The public offering included an aggregate of 75.8 million shares of common stock, along with 37.9 million investor warrants and 6.8 million broker warrants to acquire additional shares of our common stock. Each whole investor warrant entitles the holder to acquire one additional share of our common stock at an exercise price of $0.40 per share for a period of three years. Each whole broker warrant entitles the holder to acquire one unit (the same as the units sold to investors) at an exercise price of $0.33 per unit for a period of two years.

Eniluracil—Development and License Agreement

In July 2005, we entered into a Development and License Agreement with GSK. The agreement included the in-license of GSK’s oncology product, eniluracil, by Adherex and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1. Under the agreement, Adherex received an exclusive license to develop eniluracil for all indications, and GSK retained options to buy back eniluracil at various points in its development. If GSK had exercised any of its options on eniluracil, Adherex would have received development and sales milestone payments of up to approximately $120.0 million in aggregate, plus up to double-digit royalties on sales, the magnitude of which was dependent upon if and when an option was exercised. Under the terms of the agreement, should GSK not exercise any options to buy-back its rights relating to eniluracil, Adherex would be free to develop eniluracil alone or with other partners and would be required to pay GSK development and sales milestones and double-digit sales royalties.

On March 1, 2007, we purchased all of GSK’s remaining options to buy back eniluracil for an upfront fee of $1.0 million. As a result, we have assumed full direction and control over the future development of eniluracil and are free to partner and/or sub-license the product to third parties. Also as a result, we may be required to pay GSK the same development and sales milestone payments and sales royalties as previously agreed, but GSK’s options to buy back the product no longer remain. Specifically, if we file an NDA with the Food and Drug Administration (“FDA”), we will be obligated to pay GSK development milestones of $5.0 million. Depending upon the commercial success of eniluracil, we could also be required to pay GSK as much as $70.0 million in additional development and sales milestones, plus double-digit royalties based on our annual net sales. If we pursue other indications, we may be required to pay up to an additional $15.0 million to GSK for each indication approved by the FDA.

ADH-1—Development and License Agreement

As part of the July 14, 2005 Development and License Agreement, we granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. On October 11, 2006, we announced that GSK’s option to ADH-1 had expired unexercised. We now have regained full control regarding the development of ADH-1 and are free to enter into collaborations or partnerships with other pharmaceutical and biotech companies for ADH-1.

Executive Financial Overview

The following table presents certain financial information for the years ended December 31, 2006 and 2005, the six-month fiscal transition 2004 ended December 31, 2004 and the year ended June 30, 2004 (U.S. dollars in thousands):

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Revenue	$—	$—	$—	$—
Operating expenses:
Research and development	14,003	12,441	3,443	3,561
General and administration	2,883	3,182	2,727	3,481
Amortization of acquired intellectual property rights	2,177	2,723	1,234	2,323

Loss from operations	(19,063)	(18,346)	(7,404)	(9,365)

Loss on impairment of intellectual property	(2,021)	(3,539)	—	—
Settlement of Cadherin Biomedical Inc. litigation	—	—	(1,283)	—
Interest expense	(3)	(11)	—	(331)
Interest income	449	361	171	162

Loss before income taxes	(20,638)	(21,535)	(8,516)	(9,534)
Recovery of future income taxes	1,535	2,290	451	849

Net loss	$(19,103)	$(19,245)	$(8,065)	$(8,685)

Net loss per share of common stock outstanding, basic and diluted	$(0.40)	$(0.49)	$(0.22)	$(0.36)

Weighted-average number of common stock outstanding, basic and diluted	47,663	39,276	35,989	24,233

Net Loss and Cash Flow from Operations

Fiscal 2006 versus Fiscal 2005

The net loss for the fiscal year ended December 31, 2006 was $19.1 million, as compared to $19.2 million for fiscal 2005. The slight decrease in the net loss in fiscal 2006, as compared to fiscal 2005, is primarily due to higher loss on impairment of intellectual property recorded in fiscal 2006 offset by increased R&D expenses during 2005. In fiscal 2005, we recorded an impairment of $3.5 million relating to mesna. In fiscal 2006, we recorded an impairment of $2.0 million associated with N-Acteylcysteine (“NAC”).

Our loss from operations totaled $19.1 million for fiscal 2006, as compared to $18.3 million for fiscal 2005. The increase was primarily due to increased expense in R&D due to the advancement of ADH-1 in clinical development and the acquisition of eniluracil in July 2005. This increase was offset by lower G&A expense and lower amortization of acquired intellectual property rights in fiscal 2006. The decrease in G&A was primarily due to lower bonus payments in fiscal 2006, as compared to fiscal 2005. The decrease in the amortization of intellectual property is due to the write-off of mesna in fiscal 2005.

Cash used in operating activities fiscal 2006 totaled $13.5 million or approximately $1.1 million per month, as compared to usage of $12.3 million in fiscal 2005. Non-cash items in the net loss of $19.1 million in fiscal year 2006 included $2.2 million for the amortization of intellectual property, $2.0 million for the impairment of intellectual property relating to NAC and $0.6 million of expense relating to stock compensation issued to employees and consultants. Cash used in operating activities for fiscal 2005 totaled $12.3 million or approximately $1.0 million per month. Non-cash items included in the net loss of $19.2 million for fiscal 2005 included a $3.5 million charge for the impairment of intellectual property relating to mesna, $2.7 million for the amortization of intellectual property and $1.7 million of stock-based compensation expense relating to stock options issued to employees and consultants.

Fiscal 2005 versus the Six-Month Fiscal Transition 2004

The net loss for fiscal 2005 was $19.2 million, as compared to $8.1 million for the six-month fiscal transition 2004. If the $8.1 million net loss for the six-month fiscal transition 2004 was annualized, the amount would be $16.2 million. The fiscal 2005 net loss of $19.2 million would therefore represent an increase over the annualized amount for the six-month fiscal transition 2004. The increase is primarily due to increased R&D expense and the loss on impairment of intellectual property related to mesna, partially offset by the $1.3 million charge recorded in the six-month fiscal transition 2004 associated with issuance of common stock to settle the CBI litigation. The increase in R&D is primarily due to the advancement of ADH-1 and eniluracil in clinical development.

Cash used in operating activities for the fiscal 2005 totaled $12.3 million, as compared to $4.7 million for the six-month fiscal transition 2004 or approximately $9.4 million on an annualized basis. Non-cash items included in the net loss of $12.3 million for the fiscal 2005 primarily consisted of $3.5 million from the loss on impairment charge relating to mesna, $2.7 million associated with the amortization of the intellectual property rights, $1.4 million of expense relating to stock options issued to employees and $0.3 million of expense relating to stock options issued to consultants. The increase in cash used in operations in fiscal 2005, as compared to the six-month fiscal transition 2004 is primarily due to the addition of eniluracil in July 2005 and the clinical advancement of ADH-1.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The net loss for the six-month fiscal transition 2004 was $8.1 million or $16.2 million annualized, as compared to $8.7 million for fiscal year ended June 30, 2004. The increase is primarily due to increased R&D expenses associated with ADH-1 and STS, increased G&A expenses associated with the move to the U.S. from Canada and a full year of amortization of intellectual property during fiscal 2004.

Cash used in operating activities for the six-month fiscal transition 2004 totaled $4.7 million or $9.4 million annualized, as compared to $6.0 million for the fiscal year ended June 30, 2004. Non-cash items included in the net loss for the six-month fiscal transition 2004 primarily consist of $1.2 million associated with the partial year of amortization of intellectual property from the acquisition of Oxiquant in November 2002, which consisted of an exclusive worldwide license to mesna from Rutgers, The State University of New Jersey (“Rutgers”) and certain intellectual property from OHSU relating to the use of STS and NAC.

Research and Development Expense

Fiscal 2006 versus Fiscal 2005

R&D expense for the fiscal year ended December 31, 2006 totaled $14.0 million, as compared to $12.4 million during fiscal 2005. The primary reason for the increase is due to the advancement of ADH-1 into single agent Phase II clinical trials and a full year of development of eniluracil, which we licensed from GSK in July 2005. During fiscal 2006, we expanded the single agent Phase II clinical studies for ADH-1 to additional centers in Canada and the U.S., which allowed us to complete patient enrollment by the end of 2006. We have expanded our ADH-1 development program to include combination trials with other anti-cancer therapies due to positive combination preclinical studies. During fiscal 2006, we expanded our Phase I program for eniluracil, and also obtained orphan drug designation from the FDA for the use of eniluracil with fluoropyrmidines, such as 5-FU, in the treatment of hepatocellular (liver) cancer.

The R&D expense of $14.0 million incurred during fiscal 2006 was primarily related to clinical development activities, manufacture of drug substance and preclinical activities. R&D expense also includes non-cash stock-based compensation expense of $0.4 million and $1.0 million for fiscal 2006 and 2005, respectively.

We expect R&D expenses to increase in future periods due to the continued expansion and advancement of our clinical and preclinical programs. In addition, our future development program will be dependent upon the results and interpretation of the data from our on-going clinical studies.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

R&D expense for the fiscal year ended December 31, 2005 totaled $12.4 million as compared to $3.4 million during the six-month fiscal transition 2004 representing a significant increase even if the $3.4 million six-month amount is annualized to $6.8 million. The increase is primarily due to the advancement of ADH-1 and the acquisition of eniluracil from GSK and subsequent clinical advancement. During fiscal 2005, we initiated our single-agent Phase Ib/II programs and single-agent Phase II programs for ADH-1 thereby increasing the ADH-1 expense. The advancement of these clinical programs resulted in the additional expense associated with preclinical support and the manufacture of drug substance for ADH-1. In total, approximately $8.2 million in internal and external financial resources were devoted to ADH-1 during fiscal year 2005. In addition, we commenced the Phase I program for eniluracil, along with the necessary preclinical activities to support the clinical programs. In total, we dedicated approximately $2.6 million in internal and external financial resources to the eniluracil compound.

The R&D expense of $3.4 million incurred during the six-month fiscal transition 2004 was primarily associated with the single agent Phase I program for ADH-1, which included the clinical activities, preclinical support for the single agent Phase I studies and the manufacture of drug substance for the ADH-1 program. R&D expenditures were offset by investment tax credits during the fiscal 2005 and six-month fiscal transition 2004 by nil and $ 0.2 million, respectively.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

R&D expense for the six-month fiscal transition 2004 totaled $3.4 million as compared to $3.6 million for the fiscal year ended June 30, 2004. If the six-month fiscal transition 2004 amount of $3.4 million is annualized to $6.8 million, it would represent a significant increase over fiscal 2004. The primary reason for the increase in R&D spending is due to our financings completed in December 2003 and May 2004. As a result of these financings, we were able to carryout our drug development plans during the six-month fiscal transition 2004. R&D expense consisted primarily of preclinical, clinical and drug manufacture activities associated with the advance of ADH-1. R&D expenditures were offset by investment tax credits during the six-month fiscal transition 2004 and fiscal year 2004 by $0.2 million and $0.1 million, respectively.

General and Administration Expense

Fiscal 2006 versus Fiscal 2005

G&A expense in fiscal 2006 totaled $2.9 million, as compared to $3.2 million in fiscal 2005. The decrease is primarily due to less non-cash stock-based compensation expense in fiscal 2006, as compared to fiscal 2005. G&A expense includes non-cash stock-based compensation expense of $0.2 million and $0.7 million in fiscal 2006 and 2005, respectively.

G&A expense in fiscal 2006 and 2005 primarily consisted of employee compensation, stock-based compensation, external professional fees and other administrative activities.

We expect G&A expenses to increase in future periods but not as much as R&D expense.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

G&A expense in fiscal 2005 totaled $3.2 million as compared to $2.7 million in the six-month fiscal transition 2004. If the $2.7 million G&A expense in the six-month fiscal transition 2004 was annualized it would equate to approximately $5.4 million, which would have been greater than fiscal 2005. The primary reasons for this difference include higher employee stock-based compensation expense recorded in G&A during the six-month fiscal transition 2004, as compared to fiscal 2005, additional expense in the six-month fiscal transition 2004 for the establishment of offices in the United States, severance payments in the six-month fiscal transition 2004 associated with the closing of the Ottawa office and relocation expense in the six-month fiscal transition 2004 associated with the relocation of certain employees from Canada to the United States.

G&A expense in fiscal 2005 primarily consisted of employee compensation, stock-based compensation, external professional fees and other administrative activities. For the six-month fiscal transition 2004, G&A expense primarily consisted of expenses associated with the relocation from Canada to the United States.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

G&A expense in the six-month fiscal transition 2004 totaled $2.7 million as compared to $3.5 million in fiscal 2004. If the $2.7 million in the six-month fiscal transition 2004 is annualized it would equate to approximately $5.4 million which would represent an increase as compared to fiscal 2004. The primary reason for the difference is that activities were curtailed because of a lack of funds in fiscal 2004 and the additional expense in the six-month fiscal transition 2004 associated with the move from Canada to the United States.

G&A expense in the six-month fiscal transition 2004 primarily consisted of employee compensation, external professional fees and other administrative activities. G&A expense for fiscal 2004 primarily consisted of costs associated with the establishment of the U.S. operations.

Amortization of Acquired Intellectual Property Rights

Fiscal 2006 versus Fiscal 2005

The expense associated with the amortization of intellectual property rights was $2.2 million in fiscal 2006 as compared to $2.7 million for fiscal 2005. The expense relates to the value of anti-cancer intellectual property acquired in the acquisition of Oxiquant in November 2002 that is being amortized on a straight-line basis over a 10-year period. The amortization expense has decreased because we recorded an impairment charge relating to the intellectual property associated with our product candidate mesna during the fourth quarter of the year ended December 31, 2005.

Future taxes recovered totaled $1.5 million for fiscal 2006 as compared to $2.3 million for fiscal 2005. The recovery of future taxes, as recognized on the balance sheet, relates to the intellectual property acquired in the acquisition of Oxiquant in November 2002. These rights have no tax basis and give rise to a future tax liability that should be realized in income over the useful life of the assets through a recovery of future income taxes charged to earnings. At this time, Oxiquant, the entity that holds the acquired intellectual property, has no other material activity and the future tax assets of our other corporate entities cannot be used to offset this future tax liability. The future tax recovery will continue in direct proportion to the amortization of the intellectual property unless the Company changes its tax strategy with respect to Oxiquant.

In addition, as of December 31, 2006, we had $21.0 million in unrecorded net tax assets arising primarily from tax loss carry forwards and scientific research and experimental development expenses which cannot be recognized until it is more likely than not that these assets will be realized.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

The expense associated with the amortization of intellectual property rights was $2.7 million in fiscal 2005 as compared to $1.2 million for the six-month fiscal transition 2004. The expense relates to the value of anti-cancer intellectual property acquired in the acquisition of Oxiquant in November 2002 that we are amortizing on a straight-line basis over a 10-year period. The increase is due to twelve months in fiscal 2005 as compared to six-months in the six-month fiscal transition 2004.

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

As a result of the addition of eniluracil to the Company’s R&D portfolio, along with the financial resources devoted to the development of ADH-1, we did not have any further developmental plans for mesna. Therefore, at December 31, 2005, we determined that the carrying value of the intellectual property relating to mesna, which had a book value of $3.5 million and a recovery of future income tax benefit of $1.3 million, was fully impaired. Therefore, we expensed the amount and included the write-off in the Statement of Operations. The license agreement with Rutgers relating to mesna was subsequently terminated in December 2006.

Six-Month Fiscal Transition 2004 versus Fiscal 2004

The expense associated with the amortization of intellectual property rights was $1.2 million in the six-month fiscal transition 2004 as compared to $2.3 million for the fiscal 2004. The difference is due to the six months of expense during the six-month fiscal transition 2004 versus twelve months in the fiscal 2004.

Loss on Impairment of Intellectual Property Rights

Fiscal 2006 versus Fiscal 2005

As a result of our purchase from GSK of all of their remaining eniluracil buy-back options we now have full development control of eniluracil. We plan to allocate most of our corporate and financial resources to the development of eniluracil and ADH-1. Due to this allocation of our resources and no current development plans for NAC, at December 31, 2006 we determined NAC’s carrying value of $2.0 million and potential future income tax benefit of $0.7 million were fully impaired. Therefore, we expensed these amounts and included the write-off in the Statement of Operations. Should the facts and circumstances change, we could reinitiate the NAC development program because we continue to have rights to the compound under our license agreement with OHSU.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

As a result of the in-license of eniluracil from GSK, along with the financial resources devoted to the development of ADH-1, we did not have any further developmental plans for mesna. Therefore, at December 31, 2005, we determined that the carrying value of the intellectual property relating to mesna, which had a book value of $3.5 million was fully impaired. Therefore, we expensed the amount and included the write-off in the Statement of Operations. In December 2006, we terminated the license agreement with Rutgers for mesna.

Settlement of Cadherin Biomedical Inc. Litigation

Adherex acquired CBI in December 2004 to settle the litigation between the two companies and to re-acquire the non-cancer rights relating to our cadherin-based intellectual property. We believe the reacquisition of non-cancer rights may be beneficial when seeking any future collaborations with other pharmaceutical and biotech companies.

We have recorded the issuance of common shares of Adherex to acquire CBI for approximately $1.2 million and the associated transaction expenses of approximately $0.1 million as settlement of CBI litigation on our Statement of Operations, resulting in an expense of $1.3 million for the six-month fiscal transition 2004. There were no such charges in any other periods during our history.

Interest Expense

Fiscal 2006 and 2005, Six-Month Fiscal Transition 2004 and Fiscal 2004

Interest expense recorded in fiscal 2006 relates to interest charged on office equipment leases.

Interest expense recorded in fiscal 2005 related to the financing of certain leasehold improvements financed by the landlord on our previous U.S. facility. Because we have subleased the facility and the loan payments were assumed by the tenant who subleased the facility, we do not anticipate future interest expense charges relating to this facility unless the tenant defaults on their payments.

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

Interest Income

Fiscal 2006 versus Fiscal 2005

Interest income for fiscal 2006 was approximately 24% greater than for fiscal 2005 primarily due to higher interest rate yields and increased cash associated with the May 2006 financing.

Fiscal 2005 versus Six-Month Fiscal Transition 2004

Interest income was $0.4 million for fiscal 2005 and $0.2 million for the six-month fiscal transition 2004. A lower cash balance during fiscal 2005 was offset by the higher interest yields during fiscal 2005.

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

Quarterly Information

The following table presents selected consolidated financial data for each of the last eight quarters through December 31, 2006 (dollars in thousands, except per share information):

Period	Net Loss for the Period	Basic and Diluted Net Loss per Common Share
March 31, 2005	$(3,119)	$(0.09)
June 30, 2005	$(4,622)	$(0.13)
September 30, 2005	$(4,404)	$(0.11)
December 31, 2005	$(7,100)	$(0.17)
March 31, 2006	$(3,522)	$(0.08)
June 30, 2006	$(4,199)	$(0.09)
September 30, 2006	$(4,993)	$(0.10)
December 31, 2006	$(6,389)	$(0.13)

The net loss for the quarter ended December 31, 2006 includes $2.0 million for the impairment of intellectual property associated with NAC. It is important to note that this charge was a non-cash expense in our Statement of Operations.

The net loss increase in the quarter ended December 31, 2005 was primarily due to the impairment of intellectual property associated with the mesna compound. The $3.5 million impairment charge was a non-cash expense in our Statement of Operations.

The net loss for the quarter ended September 30, 2005 and June 30, 2005 are higher than previous quarters due to increased R&D expenses. Our improved liquidity from the completion of financings in May 2004 and July 2005 has allowed these increases to occur.

Liquidity and Capital Resources

We have financed our operations since our inception on September 3, 1996 through the sale of equity and debt securities and have raised gross proceeds totaling approximately $86.0 million through February 28, 2007. We have incurred net losses and negative cash flow from operations each year, and we had an accumulated deficit of $71.5 million as of December 31, 2006. We have not generated any revenues to date through the sale of products. We do not expect to have significant revenues or income, other than interest income, until we are able to sell our product candidates after obtaining applicable regulatory approvals, and/or establish collaborations that provide us with licensing fees, royalties, milestone payments or upfront payments.

The net cash flow used in operating activities for fiscal 2006 was $13.5 million or an average of approximately $1.1 million per month, as compared to $12.3 million for the fiscal 2005 or an average of approximately $1.0 million per month. The increase in the average monthly net cash flow used is due to our expanding drug development activities associated with our product candidates, including the addition of eniluracil during the fourth quarter of fiscal 2005.

On February 21, 2007, we completed the sale of equity securities for gross proceeds of $25.0 million, resulting in net proceeds of $23.3 million after deducting broker fees and other offering expenses.

As of December 31, 2006, our consolidated cash and cash equivalents were $5.7 million, as compared to $13.1 million at December 31, 2005. This decrease reflects the continued funding of our corporate operations including the development and advancement of our product candidates. Working capital at December 31, 2006 and 2005 was approximately $1.2 million and $10.7 million, respectively.

We believe that our current cash and cash equivalents will be sufficient to satisfy our anticipated capital requirements into the fourth quarter of 2008. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; our drug substance requirements to support clinical programs; our ability to enter into collaborations that provide us with funding, upfront payments, milestone or other payments; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; our business development activities; new regulatory requirements implemented by regulatory authorities; and the timing and outcome of any regulatory review process or our commercialization activities, if any.

To finance our operations beyond late 2008, we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. There can be no assurance that we will be able to raise the necessary capital or that such funding will be available at all or on favorable terms.

Through December 31, 2006, we have received $1.6 million of research tax credits including potential research tax credit receivables of $0.1 million and have received $0.2 million in other government grants.

Financial Instruments

During fiscal 2006, we held cash and cash equivalents and did not hold any short-term investments or other financial instruments. For fiscal 2005, our financial instruments consisted primarily of short-term investments. These investments were liquidated to support our ongoing operations.

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

The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the company is research and development, we have chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at book value plus accrued interest with unrealized gains and losses recognized as investment income. At December 31, 2006 we had no short term investments while at December 31, 2005 short-term investments of $1.2 million consisted of corporate commercial paper with maturities at acquisition from 154 to 175 days. The market value of the investments at December 31, 2005 approximated their book value. Short-term investments were nil at December 31, 2004.

During the fiscal years 2006 and 2005, the six-month fiscal transition 2004 and fiscal 2004, we earned interest income of $0.4 million, $0.4 million, $0.2 million and $0.2 million, respectively, on our cash, cash equivalents and short-term investments.

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

We record rent expense on a straight-line basis by accumulating the total rental payments and allocating them over the 84-month term of the lease, which expires on August 31, 2012. The difference between the cash payment and lease expense is charged to deferred lease inducements.

Off-Balance Sheet Arrangements

Since our inception, we have not had any material off-balance sheet arrangements.

Contractual Obligations

Since our inception, inflation has not had a material effect on our operations. We had no material commitments for capital expenses as of December 31, 2006.

The following table represents our contractual obligations and commitments at December 31, 2006 (in thousands of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Englert Lease (1)	$111	$229	$89	$—	$429
Maplewood Lease (2)	223	733	778	268	2,002
McGill License (3)	311	725	493	—	1,529
OHSU License (4)	—	—	—	—	—
GSK (4)	—	—	—	—	—

Total	$645	$1,687	$1,360	$268	$3,960

(1)	In April 2004, we entered into a lease for our facilities in RTP. Amounts shown assume the maximum amounts due under the lease. This facility has now been subleased to another company that is responsible for payments until March 31, 2008; however, in the event of their default Adherex would become responsible for the obligation. In addition, Adherex is contractually obligated under the lease until August 31, 2010.
(2)	In August 2005 we entered into a lease for new office and laboratory facilities in RTP. Amounts shown assume the maximum amounts due under the lease. We received lease and capital inducements to enter into the lease, including a 50 percent discount for the first 24 months of the 84-month lease term and capital inducements with a fair market value of $0.5 million.
(3)	Research obligations shown. Royalty payments, which are contingent on sales, are not included.
(4)	Royalty and milestone payments that we may be required to pay, which are contingent on sales or progress of clinical trials, are not included.

On December 8, 2006 we notified Rutgers of our intention to terminate the license agreement for mesna and as a result will no longer responsible for the payment of milestones or other associated costs.

In connection with the OHSU License Agreement, we are required to pay specified amounts in the event that we complete certain Adherex-initiated clinical trial milestones. In the near-term a potential milestone payment to OHSU of up to $0.5 million may be required if we complete a randomized clinical trial with STS, which has not yet commenced. There can be no assurance that we will commence and complete that clinical trial when anticipated, if at all.

Under the terms of the Development and License agreement with GSK as amended, if we file a New Drug Application (“NDA”) with the FDA, we will be required to pay development milestones of $5.0 million to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, we may be required to pay up to an additional $70.0 million in development and sales milestones for the initially approved indication, plus double-digit royalties based on annual net sales. If we pursue other indications, we may be required to pay up to an additional $15 million to GSK per FDA-approved indication.

Research and Development

Our research and development efforts have been focused on the development of cancer therapeutics and our cadherin targeting technology platform and currently include ADH-1, eniluracil, STS and various cadherin technology-based preclinical programs.

We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our executive management and our supporting scientific staff. Major development issues are presented to the members of our Scientific and Clinical Advisory Board for discussion and review.

Research and development expenses totaled $14.0 million, $12.4 million, $3.4 million and $3.6 million for the fiscal years 2006 and 2005, the six-month fiscal transition 2004 and fiscal 2004, respectively.

ADH-1 is a molecularly-targeted anti-cancer drug currently in a clinical program in combination with three different chemotherapy agents. We completed patient enrollment in our single agent Phase Ib/II and our single agent Phase II studies as of December 31, 2006. We incurred $9.8 million of internal and external expense on this compound during fiscal 2006. ADH-1 is a small peptide molecule that selectively targets N-cadherin, a protein present on certain tumor cells and the established blood vessels that supply the tumors.

Eniluracil, which we acquired as part of the Development and License agreement with GSK, is a DPD inhibitor that was previously under development by GSK for the treatment of cancer. During fiscal 2006 we incurred $2.9 million of internal and external expenditures for eniluracil, primarily to commence a Phase I clinical program. Eniluracil is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the world’s most widely-used oncology agents. 5-FU is currently used as first or second-line therapy for a variety of cancers including colorectal, breast, gastric, head and neck, ovarian and basal cell cancer of the skin, among others. We have obtained new proprietary data regarding the optimal usage of eniluracil in combination with 5-FU, which formed the basis of a patent application filed by us.

STS is a chemoprotectant that has been shown in Phase I and Phase II clinical studies conducted by investigators at OHSU to reduce loss of hearing in patients, both adults and children, treated with platinum-based agents. In 2006, we entered into an agreement with SIOPEL, a multi-disciplinary group of specialists under the umbrella of the International Society of Pediatric Oncology, for the conduct of a randomized trial of STS, a drug that Adherex is developing to reduce or prevent hearing loss in children associated with platinum-based chemotherapies. The trial is currently projected to begin in the first half of 2007. We continue to work with the Children’s Oncology Group to initiate a randomized STS trial in children in the U.S.

As of December 31, 2006, our internal and external spending for each research and development program is as follows (in thousands of U.S. dollars):

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Six Months Ended December 31, 2004	Fiscal Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
ADH-1	$9,792	$8,248	$2,550	$2,503	$28,783
Eniluracil	2,910	2,552	—	—	5,462
Other anti-cancer	249	374	358	341	2,276

Total anti-cancer	12,951	11,174	2,908	2,844	36,521

STS	292	472	263	628	1,799
Other chemoprotectants and enhancers	—	17	—	—	33

Total chemoprotectants and enhancers	292	489	263	628	1,832

Other discovery projects	760	778	272	89	3,343
Transdermal drug delivery	—	—	—	—	689

Total research and development program expense	$14,003	$12,441	$3,443	$3,561	$42,385

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the assumptions, judgments and estimates involved in our accounting for acquired intellectual property rights could potentially have a material impact on our consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2006 consolidated financial statements.

Functional and Reporting Currency

Effective January 1, 2005, we determined our functional currency had changed from the Canadian dollar to the U.S. dollar because the majority of our transactions are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, we adopted the U.S. dollar as our reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period, and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and totaled $5.9 million at December 31, 2006 and 2005.

Acquired Intellectual Property Rights

At December 31, 2006, our acquired intellectual property rights had a net book value of approximately $10.0 million and relate to intellectual property acquired in the acquisition of Oxiquant in November 2002. At December 31, 2006 only STS, a hearing protectant for patients undergoing platinum-based chemotherapy, remains recorded as acquired intellectual property. In accordance with the Canadian Institute of Chartered Accountants (“CICA”) Section 3063 “Impairment of Long-Lived Assets,” we review our intellectual property to determine if any events or changes have impaired the carrying value of the assets. We determine impairment by comparing the undiscounted future cash flows estimated to be generated by the asset to their respective carrying amounts. During the fourth quarter of 2006, we determined the carrying value of NAC, which has a net book value of $2.0 million, was fully impaired. During fiscal 2005, we determined our product candidate mesna was fully impaired resulting in a loss on impairment of $3.5 million.

The remaining intellectual property continues as an asset as required under Canadian GAAP and is being amortized on a straight-line basis over its estimated useful life of ten years from the date of acquisition.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept that is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of CAD$31.2 million associated with the Oxiquant acquisition is reflected as a reconciling item in the December 31, 2006 consolidated financial statements, footnote 19, United States Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP. In addition, during fiscal 2006 and 2005 the loss on impairment was not recorded under U.S. GAAP because the amount was previously expensed as IPRD.

Stock-Based Compensation

Effective January 1, 2002, we adopted the recommendations of the CICA set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, we elected to retroactively adjust retained earnings without restatement. On July 1, 2004, we increased the deficit by $2.1 million and increased contributed surplus by the same amount.

Deferred Leasehold Inducements

Leasehold inducements consist of periods of reduced rent and other capital inducements provided by the lessor. The leasehold inducements relating to the reduced rent periods are deferred and allocated over the term of the lease.

Outstanding Share Information

The outstanding share data for the Company as of December 31, 2006, is as follows (in thousands):

December 31, 2006
Common shares	50,382
Warrants	15,820
Stock options	5,280

Total	71,482

On February 21, 2007, we completed the sale of equity securities with gross proceeds of $25.0 million. We sold 75.8 million units at a price of $0.33 per unit providing net proceeds of $23.3 million after deducting broker fees and certain other expenses. Each unit sold consisted of one common share and one-half of a common share purchase warrant. The public offering included an aggregate of 75.8 million shares of common stock along with 37.9 million investor warrants and 6.8 million broker warrants to acquire additional shares of our common stock. Each whole investor warrant entitles the holder to acquire one additional share of our common stock at an exercise price of $0.40 per share for a period of three years. Each whole broker warrant entitles the holder to acquire one unit at an exercise price of $0.33 per unit for a period of two years. As of February 28, 2007, the outstanding share data for the Company is as follows (in thousands):

February 28, 2007
Common shares	126,141
Warrants	60,517
Stock options	5,829

Total	192,487

Canadian to U.S. GAAP

We present our consolidated financial results in accordance with Canadian GAAP. Significant differences exist between Canadian and U.S. GAAP and are presented in footnote 19 in the consolidated financial statements.

Recent Accounting Pronouncements

Financial Instruments

In January 2005, the CICA issued Section 1530, “Comprehensive Income,” Section 3855, “Financial Instruments -Recognition and Measurement,” and Section 3865, “Hedges.” The new standards will be effective for interim and annual financial Statements commencing in 2007. Earlier adoption is permitted. Most significantly for us, the new standards will require presentation of a separate statement of comprehensive income. We currently are evaluating the impact of adopting these standards on our consolidated financial statements.

Operating and Business Risks

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control, as further described in Item 3.D “Risk Factors”. Our financial results will fluctuate from period to period and therefore are not necessarily meaningful and should not be relied upon as an indication of future financial performance. Such fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical and biotechnology industries, and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table lists the directors and senior management of the Company and the positions they hold with the Company:

Name	Age	Position
William P. Peters, MD, PhD, MBA	56	Chief Executive Officer and Chairman of the Board of Directors

Donald W. Kufe, MD(3)(4)	62	Director

Michael G. Martin(1)(2)	56	Director

Fred H. Mermelstein, PhD(3)(4)	48	Lead Independent Director of the Board of Directors

Peter Morand, PhD(1)(2)(4)	72	Director

Robin J. Norris, MD	60	President, Chief Operating Officer and Director

Arthur T. Porter, MD, MBA(1)(2)(3)	50	Director

James A. Klein, Jr., CPA	44	Chief Financial Officer

D. Scott Murray, BScPharm, LLB, MBA	37	Senior Vice President, General Counsel and Secretary

Jeff Solash, PhD	59	Chief Licensing Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee
(4)	Member of the Governance Committee

Board of Directors

The current Board of Directors (the “Board”) was elected at our annual general meeting of shareholders on April 29, 2006. Mr. Martin joined the Board and Mr. Hession concurrently resigned from the Board effective September 15, 2006. Dr. Porter is the director that was originally nominated by HBM BioVentures. Dr. Porter does not currently have nor has he ever had any affiliation with HBM BioVentures.

The Board is currently composed of seven members. The Board has determined that each member other than Dr. Peters and Dr. Norris qualifies as “independent” under the current rules of the SEC, American Stock Exchange and Canadian securities laws. We are of the view that the composition of the Board of Directors reflects a diversity of background and experience that is important for effective corporate governance.

Under our by-laws, as amended, the term in office of our directors expires at each annual meeting of shareholders. If there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office. Under the CBCA, at least 25% of the Board must be residents of Canada.

Biographical information about each director and officer follows. Information about the Board’s functions and its committees is set forth below under “—Broad practices—Report on Corporate Governance.”

William P. Peters, MD, PhD, MBA. Dr. Peters has been the Chief Executive Officer of Adherex since March 2003, the Chairman of our Board of Directors since February 2004, and a member of the Board since November 2002. From March 2003 to February 2004, Dr. Peters served as the Vice Chairman of the Board. Dr. Peters has served on the faculty at Harvard University, Duke University and Wayne State University. He originated the solid tumor high-dose chemotherapy and bone marrow transplant program at the Dana-Farber Cancer Institute, and was Director of Bone Marrow Transplantation and Professor of Medicine at Duke University from 1984 to 1995 and was an Associate Director of the Cancer Center. He served as President, Director and CEO of the Karmanos Cancer Institute from 1995 to 2001. Simultaneously, he served as Associate Dean for Cancer at Wayne State University and was the Senior Vice President for Cancer Services at the Detroit Medical Center. In 2001, he organized the Institute for Strategic Analysis and Innovation at the Detroit Medical Center of which he served as President. Dr. Peters has three Bachelor degrees (Biochemistry, Biophysics and Philosophy) from Pennsylvania State University, received his MPhil, MD and PhD degrees from the Columbia University College of Physicians & Surgeons in New York and trained clinically at Harvard University Medical School’s Brigham and Women’s Hospital and Dana-Farber Cancer Institute. He is board certified in internal medicine and medical oncology. He earned his MBA at the Duke University Fuqua School of Business.

Donald W. Kufe, MD. Dr. Kufe has been on the Board since December 2003. Dr. Kufe is the chair of the Scientific and Clinical Advisory Board of Adherex. Dr. Kufe received his MD in 1970 from the University of Rochester School of Medicine and postgraduate training at Harvard’s Beth Israel Hospital. Subsequently, he undertook extensive laboratory-based research in molecular virology at the Institute of Cancer Research of Columbia University. In 1979, he joined the faculty of Harvard’s Dana-Farber Cancer Institute where he is now Professor of Medicine. He has served as Chief of the Division of Cancer Pharmacology, Deputy Director of the Dana-Farber Cancer Center, Director of the Harvard Phase I Oncology Group and Leader of the Experimental Therapeutics Program. He has served as the senior editor of Cancer Medicine, one of the major text books in oncology, and on the editorial board of multiple international cancer research journals.

Michael G. Martin. Mr. Martin has been on the Board since September 2006. He is Chief Executive Officer of BioEnergy of America, Inc., a company dedicated to developing renewable sources of energy. Prior to assuming his role at BioEnergy, Mr. Martin served as managing director of R&M Financial Associates, a merger & acquisition consulting firm specializing in small and mid-size companies across multiple industries. From 1991 to 1999, he was Chairman and President of Proformix, Inc., a publicly-traded manufacturer of computer equipment. He has previously served as President of Centercore of NJ, a business-to-business consulting company, as well as President and Vice President of Centercore, Inc., a publicly traded manufacturing company.

Fred H. Mermelstein, PhD. Dr. Mermelstein has been a director of Adherex since November 2002. Dr. Mermelstein is Founder and President of Javelin Pharmaceuticals, Inc. and previously served as Director of Venture Capital at Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology, from 1998 to 2003. He has served as director and Chief Science Officer of PolaRx Biopharmaceuticals, and is a director of both Cardiome Pharma and previously the Jordan Heart Foundation. Dr. Mermelstein holds a dual Ph.D. in Pharmacology and Toxicology from Rutgers University and the University of Medicine and Dentistry of New Jersey (“UMDNJ”) Robert Wood Johnson Medical School. He completed his post-doctoral training supported by two grant awards, a National Institutes of Health fellowship and a Howard Hughes Medical Institute fellowship in the department of biochemistry at UMDNJ Robert Wood Johnson Medical School.

Peter Morand, PhD. Dr. Morand has been a director of Adherex since December 1998. He is President of Peter Morand & Associates and from 1996 to 2005, Dr. Morand served as President, CEO and Director of the Canadian Science and Technology Growth Fund Inc., a venture capital fund that invests in the commercialization of the results of early-stage advanced technology companies. Dr. Morand is currently a member of the Boards of Directors of Variations Biotechnologies Inc., the Institute on Governance and the Ottawa Life Sciences Council (past Chair) and is a member of the Advisory Board of the Institute on Biodiagnostics. Dr. Morand was a director of D-Box Technology Inc. from 2004 to 2006. Dr. Morand is a past President of the Natural Sciences and Engineering Research Council (NSERC, 1990-95), a federal agency that invests more than $600 million annually in support of research. Prior to his NSERC appointment, Dr. Morand spent many years at the University of Ottawa as a Professor of Chemistry and occupied the positions of Dean of Science and Engineering and Vice Rector. Dr. Morand started his career in the pharmaceutical industry at Ayerst Laboratories.

Robin J. Norris, MD. Dr. Norris has been the Chief Operating Officer of Adherex since January 2002, President of Adherex since June 2002 and a member of the Board since November 2002. Prior to joining Adherex, Dr. Norris was Chief Operating Officer and Chairman of the Scientific Advisory Committee of PowderJect plc from March 1998 to December 2001 and Chief Operating Officer of Noven Inc. from March 1995 to March 1998. Dr. Norris received his medical education and degree in the United Kingdom with postgraduate qualifications in obstetrics, general medicine and pharmaceutical medicine. Following eight years of clinical practice, Dr. Norris has spent over 28 years in the pharmaceutical industry, predominantly based in the United States, but with global drug development responsibilities. During his career, Dr. Norris has been responsible for the successful development of a wide range of pharmaceutical products and devices moving and transitioning them from fundamental “bench-level” research and development through the regulatory process and into the global marketplace.

Arthur T. Porter, MD, MBA. Dr. Porter has served as a director of Adherex since February 2004 and was originally nominated to the Board pursuant to an arrangement between the Company and HBM BioVentures (Cayman) Ltd. Dr. Porter has served as the Executive Director of the McGill University Health Centre since January 2004. Dr. Porter was the President and Chief Executive Officer of the Detroit Medical Center from 1999 to 2003. From 1991 to 1998, Dr. Porter served as the Chief of the Gershenson Radiation Oncology Center at Harper Hospital, Radiation Oncologist-in-Chief at the Detroit Medical Center. He has also served as Senior Radiation Oncologist at the Cross Cancer Institute in Edmonton, Alberta and Associate Professor in the Faculty of Medicine at the University of Alberta, Chief of the Department of Radiation Oncology at the London Regional Cancer Centre and Chairman of the Department of Oncology at Victoria Hospital Corporation. Dr. Porter serves as a director of Munder Funds, Universal Healthcare Management Systems and Air Canada.

Senior Management

In addition to Drs. Peters and Norris, the members of our senior management include:

James A. Klein, Jr., CPA. Mr. Klein joined Adherex as Chief Financial Officer in April 2004. From 1999 to April 2004, Mr. Klein founded and served as Chief Executive Officer and Chairman of DataScout Software Inc., a company that develops and commercializes software for the pharmaceutical industry. From 1995 to 1999, Mr. Klein served as Chief Financial Officer and Treasurer of Triangle Pharmaceuticals Inc., a publicly traded pharmaceutical company. Prior to that, Mr. Klein was the International Research and Development Financial Controller for Burroughs Wellcome Co., an international pharmaceutical group. Mr. Klein is a Certified Public Accountant.

D. Scott Murray, BScPharm, LLB, MBA. Mr. Murray has been General Counsel and Corporate Secretary of Adherex since February 2003, a Vice President of the Company since September 2003 and Senior Vice President, Corporate Development since February 2007. Prior to joining Adherex, Mr. Murray was an Associate at Osler, Hoskin & Harcourt LLP in Toronto specializing in private and public corporate finance, mergers and acquisitions as well as securities compliance and pharmaceutical regulatory matters. At Osler, Hoskin & Harcourt LLP, Mr. Murray worked with a number of international pharmaceutical corporations, some of the largest securities dealers in North America, various early-stage biotechnology clients and also spent a secondment in the legal department of General Motors of Canada. Prior to joining Osler, Hoskin & Harcourt LLP, Mr. Murray practiced as a pharmacist for over seven years, including several retail pharmacy management positions. Mr. Murray holds a Bachelor of Science in Pharmacy degree from Dalhousie University and LLB and MBA degrees from the University of Ottawa.

Jeff Solash, PhD. Dr. Solash joined Adherex as Chief Licensing Officer in October 2005 bringing with him more than 18 years experience in licensing and technology transfer. From 2003 to 2005, Dr. Solash served as a Licensing Executive at Delphi Technologies Inc., the technologies commercialization arm of Delphi Inc. Prior to that, he was Vice President, Technology Acquisition, for Paramount Capital Investments, a merchant banking and venture capital firm specializing in investments in biotechnology and pharmaceutical companies. From 1998 to 2000, Dr. Solash was President of Solash Consulting, a consulting practice focused on technology transfer from universities. Previously, he served as a licensing executive for Technology Management & Funding and the University of Pennsylvania. Dr. Solash’s early career included positions as Vice President, Research at Energy & Minerals Research Company; Senior Research Chemist at Gulf Research & Development Company; Program Manager at the U.S. Department of Energy and Research Chemist at the Naval Research Laboratory. Dr. Solash received his Ph.D. in organic chemistry from the University of Pittsburgh.

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

B. Compensation

Statement of Executive Compensation

The following table sets forth the compensation earned during the year ended December 31, 2006 by our current Chief Executive Officer, Chief Financial Officer, two other most highly compensated executive officers and two former executive officers of Adherex Technologies Inc. and its subsidiaries (together, the “Named Executive Officers”) in that year. All annual, bonus and other compensation amounts are in U.S. dollars.

	2006 Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted #	All Other Compensation ($)
Dr. William Peters Chief Executive Office and Chairman of the Board	486,875	—	—		2,387

James A. Klein, Jr. Chief Financial Officer	197,950	—	—		1,127

Dr. Robin Norris President and Chief Operating Officer	245,440	—	—		2,280

D. Scott Murray Senior Vice President, General Counsel and Secretary	176,550	—	—		976

Dr. Rajesh K. Malik (a) Former Chief Medical Officer	262,500	30,000	—		1,435

Dr. Brian E. Huber (b) Former Chief Scientific Officer	208,588	—	—		1,111

(a)	Dr. Malik resigned effective January 12, 2007.
(b)	Dr. Huber was terminated effective October 8, 2006. Dr. Huber Huber’s 2006 salary includes $42,396 in severance payments pursuant to his employment agreement.

Option Grants During the Year Ended December 31, 2006

We made no grants stock options to our Named Executive Officer during the year ended December 31, 2006.

C. Board practices

Compensation of Directors

During the fiscal year ended December 31, 2006, Adherex’s non-executive directors, as a group, were paid an aggregate of approximately $89,500 in cash fees. During this period, other than an initial grant of 60,000 options in October 2006 to Mr. Martin on joining the Board, the non-executive directors were not granted any further options to purchase Common Shares. Fees consisted entirely of board and committee meeting fees. No retainers or additional fees for service as lead independent director or committee chairs were paid. Director cash fees ranged from $12,000 to $30,000 per director. During the year ended December 31, 2006, directors who were also employees received no compensation for serving on the Board. Each non-executive director is paid $2,000 for each Board meeting attended in person, $500 for regular teleconference meetings (Level I), $750 for extended teleconference meetings (Level II) and $1,000 for extended and complex meetings (Level III). These various categories reflect the fact that the Board conducts a substantial portion of its work by teleconference, with some of the teleconferences being extended in time commitment and complexity. The Level III category is generally intended to be reserved for extended teleconference activities, such as retreats, in excess of two and one half hours. Directors who are also employees will receive no compensation for serving on the Board for the year ending December 31, 2006. In December 2006, the Board of agreed to defer 50% of their usual Board fees until a financing was completed. At December 31, 2006, the amount of compensation deferred totaled $40,500. On February 21, 2007, the Company completed a financing that produced gross proceeds to the Company of $25.0 million, therefore the deferred amounts will be paid.

Employment Agreements and Termination Provisions

We have entered into employment agreements with our senior management. The compensation in each case includes a combination of base salary, cash bonus, stock options and other benefits.

Pursuant to an employment agreement dated February 19, 2003 between Dr. William P. Peters and Adherex, Dr. Peters became employed as Chief Executive Officer and Vice Chairman of Adherex effective March 12, 2003 for a five-year term, and was appointed Chairman of the Board on February 28, 2004. Pursuant to this agreement, Dr. Peters (a) received an initial annual salary in the amount of $350,000 (Dr. Peters’ current annual salary is $486,875), (b) received a signing bonus totaling $200,000, and (c) was granted an option to purchase up to 750,000 Common Shares at an exercise price of CAD$1.65 per share. The employment agreement also provided that on one occasion, upon the closing of an equity financing or strategic partner contract of at least $3.75 million, Dr. Peters would be granted additional options sufficient for his aggregate option holdings to be 5% of the Common Shares of Adherex, calculated on a fully diluted basis, immediately following the closing of such a transaction, subject to and conditional upon applicable regulatory and shareholder approvals (the “Financing Grant Provision”). Accordingly, upon the occurrence of such a transaction in December 2003, the Financing Grant Provision provided for Dr. Peters to receive options to purchase 1,477,819 Common Shares, which would have brought his option holdings to 5% on a fully diluted basis, subject to applicable regulations and approvals. Adherex obtained shareholder approval on December 16, 2003 for 700,000 of such shares that were granted to Dr. Peters outside of the Stock Option Plan. However, at that time, the Toronto Stock Exchange required that no person may hold options representing more than 5% of Adherex’s equity at any given time on an issued and outstanding basis (the “TSX Limit”). Accordingly, on December 30, 2003, Dr. Peters was granted options to purchase 770,217 Common Shares at an exercise price of CAD$2.25 per share, which together with Common Shares issuable under his other option holdings represented 5% of the issued and outstanding Common Shares at such time. In May 2004, Adherex made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 234,000 Common Shares at an exercise price of CAD$2.90 per share because Adherex had increased its issued and outstanding shares by virtue of its two equity financings in that month. In December 2004, the Corporation made a further grant to Dr. Peters under the Financing Grant Provision of options to purchase 32,000 Common Shares at an exercise price of CAD$1.95 per share. Finally, on April 5, 2005, Adherex made a grant to Dr. Peters of options to purchase 441,601 Common Shares at an exercise price of $1.20 per share, representing the remaining balance of the originally targeted 1,477,819 options under the Financing Grant Provision. The agreement also provides that annual bonuses, if any, will be awarded to Dr. Peters at the sole discretion of the Board. In the event of termination without “cause,” or in the event Dr. Peters terminates his employment for Good Reason or a change of control, Adherex is obligated to pay Dr. Peters severance compensation equal to 24 months of salary. The agreement defines “cause” as (a) conviction of (i) any felony or (ii) any misdemeanor involving sexual misconduct, fraud, or embezzlement (other than a traffic infraction); (b) willful misconduct with regard to duties and responsibilities; (c) gross negligence (other than as a result of physical or mental impairment) with regard to his duties; or (d) material breach of the employment agreement. The agreement defines Good Reason as the occurrence of any of the following without Dr. Peters’ written consent: (i) a change in Dr. Peters’ position or duties (including any position or duties as a director of Adherex), responsibilities (including, without limitation, to whom Dr. Peters reports and who reports to Dr. Peters), title or office, which includes any removal of Dr. Peters from or any failure to re-elect or re-appoint Dr. Peters to any such position or offices; (ii) a reduction of Dr. Peters’ salary, benefits or any change in the basis upon which Dr. Peters’ salary or benefits is determined which is not consented to by Dr. Peters or which does not apply equally to all employees of the Corporation; (iii) any breach by us of any provision of the employment agreement; and (iv) after a change of control where the Board repeatedly overrides, supersedes, or disregards Dr. Peters’ reasonable decisions or recommendations, such that the Board materially interferes with his ability to effectively function as the Chief Executive Officer, or the Board otherwise takes actions that constructively represent a lack of confidence in the ability of Dr. Peters to perform his duties and responsibilities. “Change of control” means the acquisition (at one time or over a period of time) of shares of the Corporation or of securities convertible into shares of the Corporation as a result of which a person or group of persons beneficially own enough shares of the Corporation to cast more than 50% of the votes attaching to all outstanding shares of the Corporation. It does not however include a reverse takeover or other reorganization where the holders of shares of the Corporation immediately prior to such transaction beneficially own, following the completion of the transaction, 50% of the votes attaching to the shares of the surviving corporation. On October 14, 2005, the term of Dr. Peters’ employment agreement was extended by the Board through March 2010.

Pursuant to an employment agreement dated April 26, 2004 between James A. Klein, Jr. and Adherex, Mr. Klein is employed as Adherex’s Chief Financial Officer. Pursuant to this agreement, Mr. Klein (a) received an initial annual salary in the amount of $160,000 (Mr. Klein’s current annual salary is $225.000), (b) was granted options to purchase up to 200,000 Common Shares at a price per share of CAD$2.65 under Adherex’s Stock Option Plan, (c) received a signing bonus of $15,000, and (d) may receive annual bonuses at the sole discretion of the Board. If Mr. Klein is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Mr. Klein severance compensation equal to six months of salary.

Pursuant to an employment agreement dated December 12, 2001 between Dr. Robin Norris and Adherex, Dr. Norris became employed as Adherex’s Chief Operating Officer. He was also appointed President of Adherex on June 14, 2002. Pursuant to this agreement, Dr. Norris (a) received an initial annual salary in the amount of CAD$225,000 (Dr. Norris’ current annual salary is $250,000), (b) was granted options to purchase up to 120,000 Common Shares at a price per share of CAD$1.65 under Adherex’s Stock Option Plan, and (c) was reimbursed for certain expenses related to his relocation from Colorado to Ottawa. If Dr. Norris is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Dr. Norris severance compensation equal to 12 months of salary.

Pursuant to an employment agreement with dated January 27, 2003 between D. Scott Murray and Adherex, Mr. Murray was employed as Adherex’s General Counsel and Corporate Secretary. He was appointed a Vice President on September 19, 2003 and promoted to Senior Vice President, Corporate Development on February 28, 2007. Pursuant to the January 27, 2003 agreement, Mr. Murray (a) received an initial annual salary in the amount of CAD$150,000 (Mr. Murray’s current annual salary is $230,000), was (b) granted options to purchase up to 30,000 Common Shares at a price per share of CAD$1.65 under the Stock Option Plan, and (c) was reimbursed for certain expenses related to his relocation from Toronto to Ottawa. If Mr. Murray is dismissed from employment by Adherex for any reason other than “cause,” Adherex is obligated to pay Mr. Murray severance compensation equal to 12 months salary.

The Corporation entered into an employment agreement dated August 9, 2004 with Dr. Rajesh K. Malik upon his appointment as Chief Medical Officer. Dr. Malik resigned from the Corporation effective January 12, 2007. Dr. Malik’s resignation did not trigger any severance payment under his employment agreement, which expired upon his resignation.

The Corporation entered into an employment agreement dated October 25, 2004 with Dr. Brian E. Huber upon his appointment as Chief Scientific Officer. The agreement provided that if Dr. Huber was terminated without “cause”, the Corporation would pay his then-current salary and health insurance benefits (COBRA premiums) for a period of six months. Dr. Huber’s employment with the Corporation terminated effective October 8, 2006. Pursuant to the terms of his agreement, Adherex is obligated to pay Dr. Huber $101,750 in severance and health benefits for the six-month severance period.

In addition to such employment agreements, each of Drs. Peters and Norris, as well as Messrs, Klein and Murray, is a party to a confidentiality and intellectual property agreement with Adherex.

In the agreements for Dr. Huber and Messrs. Klein and Murray, “cause” is defined as: (1) material breach of the terms of the employment or intellectual property agreements; (2) failure to diligently and properly perform their duties and responsibilities, or to comply with any policies and directives of the company or the Board; (3) dishonest or illegal action (including, without limitation, embezzlement) or any other action whether or not dishonest or illegal by the employee that is materially detrimental to the interest and well-being of Adherex, including, without limitation, harm to its reputation; (4) failure to fully disclose any material conflict of interest he may have with Adherex in a transaction involving Adherex which conflict is materially detrimental to the interest of Adherex; or (5) conviction of (i) any felony or (ii) any misdemeanor or other crime of moral turpitude (other than a minor traffic offense). The employment agreement for Dr. Norris does not specifically define “cause” but similar principles would apply.

On December 14, 2005, the Corporation amended the option agreements with the Named Executive Officers and members of the Board relating to options granted prior to and on that date to provide that the Named Executive Officers and members of the Board would be allowed up to three years, rather than 30 days, after concluding their employment or engagement with Adherex to exercise their options that have vested on or prior to such conclusion of employment or engagement, provided that no options shall vest following such cessation of employment or engagement.

Indebtedness of Directors and Officers

No individual, who is or was a director, executive officer or employee of Adherex, nor any proposed nominee for election as a director of Adherex, nor any associate of any one of them:

(a) is or, at any time since the beginning of our most recent completed financial year, has been indebted to Adherex or any of its subsidiaries; or

(b) was indebted to another entity, which indebtedness is, or was at any time during our most recent completed financial period, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Adherex or any of its subsidiaries.

Report on Corporate Governance

Adherex believes that good corporate governance is important to ensure that Adherex is managed for the long-term benefit of its shareholders. In connection with Adherex’s commitment to comply with the standards of applicable securities legislation, Adherex has continued to review Adherex’s corporate governance practices and policies and has compared them to developing practices and regulation in Canada and the United States. In particular, Adherex has considered the developing rules and guidelines for corporate governance practices and policies, and related disclosures, promulgated by the Canadian Securities Administrators, the U.S. Securities and Exchange Commission (“SEC”) and the American Stock Exchange (the”AMEX”), as well as the Sarbanes-Oxley Act of 2002.

In February 2004, Adherex’s Board adopted a Mandate of the Board of Directors, Corporate Governance Guidelines and a Code of Business Conduct and Ethics applicable to all officers, directors and employees of Adherex. The Board also (i) restated the charter of the Audit Committee, (ii) established a separate Governance Committee and adopted a written charter for the committee, (iii) restated the charter of the Compensation Committee, (iv) established a Nominating Committee and adopted a written charter for the committee, and (v) appointed a Lead Independent Director, currently Dr. Fred Mermelstein. Each of the various committee charters and other corporate governance documents are regularly reviewed and updated. You can access Adherex’s current committee charters, Mandate of the Board of Directors, Corporate Governance Guidelines and Code of Business Conduct and Ethics in the corporate governance section of Adherex’s website at www.adherex.com.

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

Lead Independent Director

Dr. Peters, Adherex’s Chairman of the Board, is the Corporation’s Chief Executive Officer and therefore not “independent”. Adherex’s Corporate Governance Guidelines require that the Board designate an independent director to act in a lead capacity to perform certain functions, as Lead Independent Director. The Lead Independent Director shall be elected annually by the independent directors. Dr. Mermelstein is the current Lead Independent Director. The Lead Independent Director’s authority and responsibilities include:

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

The Audit Committee operates under a written charter adopted by the Board. The committee met six times during the fiscal year ended December 31, 2006. The current members of the Audit Committee are Dr. Porter (Chair), Dr. Morand and Mr. Martin. The Board has determined that each is “independent” as required by the rules of the SEC and American Stock Exchange and applicable Canadian securities laws. The Board has determined that each member of the committee is financially literate for purposes of applicable laws and that Arthur Porter, MD, MBA has the requisite attributes of an “audit committee financial expert” as defined by regulations promulgated by the SEC.

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

The Compensation Committee operates under a written charter adopted by the Board. The current members of the Compensation Committee are Dr. Porter (Chair), Mr. Martin and Dr. Morand. The Board has determined that each is “independent” as defined by the rules of the SEC and American Stock Exchange and applicable Canadian securities laws. The committee held two meetings during the fiscal year ended December 31, 2006.

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

The Nominating Committee operates under a written charter adopted by the Board. The Nominating Committee will not rely on a fixed set of qualifications for director nominees. The Committee’s primary mandate with respect to director nominees is to create a Board with a broad range of skills and attributes that is aligned with the Company’s strategic needs. The current members of the Nominating Committee are Dr. Kufe (Chair), Dr. Mermelstein and Dr. Porter. The Board has determined that each is “independent” as defined by the current rules of the SEC and American Stock Exchange and applicable Canadian securities laws. The committee held two meetings during the fiscal year ended December 31, 2006.

Governance Committee

The Governance Committee of the Board of Directors develops, recommends and oversees the effectiveness of the Company’s corporate governance guidelines. In addition, the committee oversees the orientation and education of directors and the process of evaluating the Board and its committees.

The current members of the Governance Committee are Dr. Morand (Chair), Dr. Mermelstein, and Dr. Kufe. The Board has determined that each is “independent” as defined by the current rules of the SEC and American Stock Exchange and applicable Canadian securities laws. The committee held one meeting during the fiscal year ended December 31, 2006.

D. Employees

As of December 31, 2006, we had 25 full-time employees. We have no current plans to increase the number of full-time employees during 2007.

E. Share ownership

The following table shows the number of shares of common stock, options and warrants to purchase common stock beneficially owned by each director and Named Executive Officer as of February 28, 2007. We have included all securities of the Company owned by each individual, irregardless of when those securities vest.

Name	Common Shares Held Directly	Options and Warrants Outstanding	% of Outstanding Common Stock (1)	Exercise Price		Expiration Date
William P. Peters, MD, PhD, MBA	165,982	15,566 30,591 750,000 770,217 234,000 32,000 633,601 150,000 30,000 25,000 400,000	2.51%	CAD$ CAD$ CAD$ CAD$ CAD$ CAD$ US$ US$ US$ US$ US$	2.7500 2.1500 1.6500 2.2500 2.9000 1.9500 1.2000 1.1000 0.8800 0.3300 0.2800	06/23/2007 12/19/2008 02/19/2010 12/30/2010 05/21/2011 12/17/2011 04/05/2012 10/14/2012 12/14/2012 02/21/2010 02/28/2014
Donald W. Kufe, MD	—	4,000 19,621 4,000 19,621 40,000 2,500 50,000	0.11%	CAD$ CAD$ CAD$ US$ US$ US$ US$	2.9000 3.2500 1.7000 1.2000 1.2000 0.8800 0.2800	05/21/2011 03/01/2011 05/03/2010 05/18/2012 09/21/2012 12/14/2012 02/28/2014
Michael G. Martin	—	60,000 50,000	0.09%	US$ US$	0.3400 0.2800	10/19/2013 02/28/2014
Fred H. Mermelstein, PhD	1,363,410	76,384 23,078 7,800 18,621 4,000 18,621 30,000 50,000	1.26%	CAD$ CAD$ CAD$ CAD$ CAD$ US$ US$ US$	3.5850 2.1500 1.7000 3.2500 2.9000 1.2000 1.2000 0.2800	11/20/2007 12/19/2008 05/03/2010 03/01/2011 05/21/2011 05/18/2012 09/21/2012 02/28/2014
Peter Morand, PhD	65,000	7,800 18,621 4,000 18,621 30,000 5,000 50,000	0.16%	CAD$ CAD$ CAD$ US$ US$ US$ US$	1.7000 3.2500 2.9000 1.2000 1.2000 0.3300 0.2800	05/03/2010 03/01/2011 05/21/2011 05/18/2012 09/21/2012 02/21/2010 02/28/2014
Robin Norris, MD	8,100	120,000 40,000 75,600 36,400 15,000 45,000 75,000	0.33%	CAD$ CAD$ CAD$ CAD$ US$ US$ US$	1.6500 1.7000 2.2500 2.9000 1.2000 0.8800 0.2800	12/12/2008 05/03/2010 12/30/2010 05/21/2011 09/21/2012 12/14/2012 02/28/2014
Arthur T. Porter, MD, MBA	—	18,621 4,000 2,000 18,621 30,000 2,500 50,000	0.10%	CAD$ CAD$ CAD$ US$ US$ US$ US$	3.2500 2.9000 1.9500 1.2000 1.2000 0.8800 0.2800	03/01/2011 05/21/2011 12/17/2011 05/18/2012 09/21/2012 12/14/2012 02/28/2014
James A. Klein, Jr., CPA	—	200,000 15,000 5,000 13,500 39,000 50,000	0.26%	CAD$ CAD$ CAD$ US$ US$ US$	2.6500 2.9000 1.9500 1.2000 0.8800 0.2800	04/26/2011 05/21/2011 12/17/2011 09/21/2012 12/14/2012 02/28/2014
D. Scott Murray		30,000 10,000 11,970 8,000 18,000 24,900 41,600 200,000	0.27%	CAD$ CAD$ CAD$ CAD$ CAD$ US$ US$ US$	1.7500 2.4500 2.2500 2.9000 1.9500 1.2000 0.8800 0.2800	02/12/2010 12/19/2010 12/30/2010 05/21/2011 12/17/2011 09/21/2012 12/14/2012 02/28/2014
All executive officers and directors as a group (twelve persons)	1,602,492	4,882,973	4.95%

(1)	In computing the percentage of outstanding common stock owned by a person, we have deemed common stock subject to options or warrants held by that person (vested and unvested) to be outstanding, but we have not deemed those shares to be outstanding for purposes of computing the percentage ownership of any other person. Ownership percentage is based on 126,140,787 shares of our common stock outstanding as of February 28, 2007.

Adherex Stock Option Plan

Our Amended and Restated Stock Option Plan is intended to encourage the ownership of common stock by our employees, directors and key consultants and to provide additional incentive for such persons to promote our success in a highly competitive business environment. As of February 28, 2007, 5,600,000 shares of common stock have been reserved for issuance upon exercise of options issuable under our Stock Option Plan, of which options to purchase 5,129,047 shares of common stock have been granted to employees, directors, and key consultants and are outstanding, and 36,600 shares of common stock have been issued pursuant to stock option exercises. In April 2007, as part of our annual shareholders meeting, we will be asking shareholders to approve amendments to the Company’s stock option plan changing the maximum number of Common Shares issuable under the plan from the current 5.6 million to 20.0 million.

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

A. Major shareholders

As used in this section, a “beneficial owner” is any person who, even if not the record owner of securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the beneficial owner of securities that he or she has the right to acquire within 60 days by option or other agreement. Beneficial owners include person who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. In this section, ownership percentage is based on 126,140,787 shares of our common stock outstanding as of February 28, 2007.

To our knowledge, as at the date of this Annual Report, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 5% of the voting rights of the total issued and outstanding shares of the Company are as follows:

	Number of Voting Securities Owned
Name	Common Stock		Percentage of Class
Southpoint Capital Advisors LP	62,256,000	(1)	42.4%
Lawrence Asset Management Inc.	19,396,071	(2)	16.9%
OrbiMed Advisors LLC	13,151,796	(3)	10.1%
HBM BioVentures (Cayman) Ltd.	6,802,220	(4)	5.28%

(1)	Includes a warrant to purchase 20,752,000 shares of common stock at an exercise price of $0.40, expiring February 21, 2010.
(2)	Includes a warrant to purchase 7,575,757 shares of common stock at an exercise price of $0.40, expiring February 21, 2010.
(3)	Includes a warrant to purchase 2,590,000 shares of common stock at an exercise price of $0.40, expiring February 21, 2010, a warrant to purchase 1,145,000 shares of common stock at an exercise price of CAD$2.15, expiring December 19, 2008, a warrant to purchase 373,359 shares of common stock at an exercise price of CAD$3.50, expiring May 20, 2007 and a warrant to purchase 214,320 shares of common stock at an exercise price of $1.75, expiring on July 20, 2008.
(4)	Includes a warrant to purchase 107,142 shares of common stock at an exercise price of CAD$2.15, expiring December 3, 2007, a warrant to purchase 1,883,286 shares of common stock at an exercise price of CAD$2.15, expiring December 19, 2008, a warrant to purchase 377,358 shares of common stock at an exercise price of CAD$3.50, expiring May 20, 2007 and a warrant to purchase 321,429 shares of common stock at an exercise price of $1.75, expiring on July 20, 2008.

        During the past three years, the following significant changes occurred in the percentage ownership of the major shareholders listed in the table above. On December 19, 2003, HBM BioVentures (Cayman) Ltd. beneficially owned 17.8% of our common sock and OrbiMed Advisors LLC beneficially owned 10.9% of our common sock, in each case as the result of acquisitions of common stock and warrants in financings we completed in December 2003. On May 20, 2004, HBM BioVentures (Cayman) Ltd. beneficially owned 18.0% of our common stock and OrbiMed Advisors LLC beneficially owned 12.2% of our common stock, in each case as a result of acquiring common stock and warrants in the financing we completed in May 2004. On July 20, 2005, HBM BioVentures (Cayman) Ltd. beneficially owned 18.3% of our common stock and OrbiMed Advisors LLC beneficially owned 12.4% of our common stock, in each case as a result of acquiring common stock and warrants in the financing we competed in July 2005. On February 21, 2007, Southpoint Capital Advisors LP owned 42.4% of our common stock, Lawrence Asset Management Inc. beneficially owned 16.9% of our common stock and OrbiMed Advisors LLC beneficially owned 10.1% of our common stock, in each case as a result of acquiring common stock and warrants in the financing we completed in February 21, 2007.

Southpoint Capital Advisors LP owned 42.4% of our common stock, Lawrence Asset Management Inc. beneficially owned 16.9% of our common stock and OrbiMed Advisors LLC beneficially owned 10.1% of our common stock, in each case as a result of acquiring common stock and warrants in the financing we completed in February 21, 2007.

As of February 28, 2007, (i) 71 of the record holders of our common stock were citizens or residents of the United States, or corporations created or organized in or under the laws of the United States and (ii) 60.0% of our total outstanding common stock was directly or indirectly held of record by U.S. residents, in each case calculated in accordance with Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

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

On February 21, 2007, Adherex completed a public offering approximately 75.8 million units for gross proceeds of $25.0 million. The units were issued at a purchase price of $0.33 per unit. Each unit consisted of one share of Adherex common stock and one-half of a common stock purchase warrant. Each whole warrant entitles the holder to acquire one additional share of Adherex common stock at an exercise price of $0.40 per share for a period of three years. Southpoint Capital Advisors LP, Lawrence Asset Management Inc. and OrbiMed Advisors LLC, purchased 41.5 million, 15.2 million and 2.6 million units, respectively, as part of the offering. In addition, Dr. William P. Peters, the Chairman and CEO of Adherex, and Dr. Peter Morand, a board member, each subscribed for 50,000 and 10,000 units, respectively, in the offering.

C. Interests of experts and counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Please see Item 18, “Financial Statements” for a list of the financial statements filed as part of this Annual Report.

In the fiscal year 2006, we did not receive revenue from exports.

We have not been involved in any material legal or arbitration proceedings, including bankruptcy, receivership or similar proceedings. To our knowledge, there has been no proceedings with third parties, which may have, or have had in the recent past, significant effects on our financial positions or profitability.

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

The following tables sets forth information regarding the price history of our common stock on the Toronto Stock Exchange and the American Stock Exchange, on which the Company began trading on November 12, 2004, for the periods indicated:

(1) the annual high and low market closing prices, and average daily trading volume on the Toronto Stock Exchange and the American Stock Exchange, for the five most recent full financial years:

	Toronto Stock Exchange (in Canadian dollars)			American Stock Exchange(a) (in U.S. dollars)
	High $	Low $	Volume	High $	Low $	Volume
Fiscal 2006	$1.64	$0.35	29,467	$1.40	$0.31	80,789
Fiscal 2005	2.30	0.91	16,915	2.20	0.82	22,348
Six-Month Fiscal Transition 2004	2.60	1.75	21,660	2.20	1.55	11,898
Fiscal 2004	3.95	1.90	19,046	N/A	N/A	N/A
Fiscal 2003	2.95	1.50	8,179	N/A	N/A	N/A
Fiscal 2002	5.40	1.50	13,643	N/A	N/A	N/A

(2) the quarterly high and low market closing prices, and average daily trading volume on the Toronto Stock Exchange and the American Stock Exchange, for the two most recent full financial years and any subsequent period:

	Toronto Stock Exchange (in Canadian dollars)			American Stock Exchange (a) (in U.S. dollars)
	High $	Low $	Volume	High $	Low $	Volume
Fiscal 2006:
Quarter ended 12/31/06	$0.52	$0.35	40,283	$0.44	$0.31	119,058
Quarter ended 09/30/06	0.72	0.35	34,438	0.66	0.32	100,338
Quarter ended 06/30/06	1.32	0.70	20,125	1.11	0.64	53,284
Quarter ended 03/31/06	1.64	0.88	23,019	1.40	0.82	50,006
Fiscal 2005:
Quarter ended 12/31/05	1.45	0.91	17,457	1.22	0.82	33,074
Quarter ended 09/30/05	2.30	1.29	25,481	1.90	1.10	34.127
Quarter ended 06/30/05	2.25	1.30	12,524	1.75	1.02	11,262
Quarter ended 03/31/05	2.20	1.50	12,039	1.80	1.25	10,002
Six-Month Fiscal Transition 2004:
Quarter ended 12/31/04	2.60	1.88	21,455	2.20	1.55	11,898
Quarter ended 9/30/04	2.50	1.75	21,866	N/A	N/A	N/A
Fiscal 2004:
Quarter ended 6/30/04	3.15	2.05	21,560	N/A	N/A	N/A
Quarter ended 3/31/04	3.95	2.50	38,272	N/A	N/A	N/A
Quarter ended 12/31/03	2.50	1.90	8,490	N/A	N/A	N/A
Quarter ended 9/30/03	2.70	2.30	7,530	N/A	N/A	N/A

(a)	The Company began trading on the American Stock Exchange on November 12, 2004

(3) the high and low market closing prices, and average daily trading volume on the Toronto Stock Exchange and American Stock Exchange,, for the most recent six months:

	Toronto Stock Exchange (in Canadian dollars)			American Stock Exchange (in U.S. dollars)
	High $	Low $	Volume	High $	Low $	Volume
February 2007	$0.39	$0.315	157,478	$0.34	$0.28	397,416
January 2007	0.45	0.360	43,338	0.36	0.30	71,720
December 2006	0.41	0.350	46,848	0.36	0.31	80,170
November 2006	0.52	0.360	37,853	0.44	0.32	130,871
October 2006	0.47	0.370	36,890	0.43	0.32	143,077
September 2006	0.66	0.390	28,523	0.59	0.40	65,220

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

B. Memorandum and articles of association

Item 10.B of the Company’s Form 20-F dated March 31, 2006 is incorporated herein by reference.

C. Material contracts

Other than contracts entered into in the ordinary course of business and those previously reported in Item 19, the Company has entered into the material contracts listed as “Filed herewith” in Item 19 hereto in the last two calendar years.

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

Investment Canada Act

Under the Investment Canada Act, the acquisition of control by a “non-Canadian” of a Canadian business that carries on most types of business activities (including the business activity carried on by the Company) is subject to review in certain circumstances by the Investment Review Division of Industry Canada (“Industry Canada”), a Canadian federal government department, and will not be allowed unless the investment is found by the Minister responsible for Industry Canada likely to be of “net benefit” to Canada. On the other hand, the acquisition of control of a Canadian business, which carries on a specific type of business activity, as, prescribed, that is related to Canada’s cultural heritage or national identity by a non-Canadian is subject to review in certain circumstances by the Department of Canadian Heritage.

Subject to the provisions relating to so-called World Trade Organization (“WTO”) transactions as described below, an acquisition of control will be reviewable by Industry Canada if the “value of the assets” of the Canadian business for which control is being acquired is: (a) CAD$5.0 million or more in the case of a “direct” acquisition; (b) CAD$50.0 million or more in the case of an “indirect” acquisition, which is a transaction involving the acquisition of the shares of a corporation incorporated outside Canada which owns subsidiaries in Canada; or (c) CAD$5.0 million or more but less than CAD$50.0 million where the Canadian assets acquired constitute more than 50% of the value of the assets of all entities acquired, if the acquisition is effected through the acquisition of control of a foreign corporation.

These thresholds have been increased respecting the acquisition of control of a Canadian business (1) by investors which are ultimately controlled by nationals of countries which are members of the WTO, including Americans; or (2) which is a WTO member-controlled (other than Canadian controlled) Canadian business (either, a “WTO transaction”). A direct acquisition in WTO transactions is reviewable only if it involves the direct acquisition of a Canadian business where the value of the assets is CAD$281.0 million or more for transactions closing in 2007 (this figure is adjusted annually to reflect the increase in the Canadian nominal gross domestic product at market prices). The Investment Review Division of Industry Canada has taken the position that an indirect acquisition of a Canadian business by or from WTO Investors are generally not reviewable.

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

E. Taxation

This section summarizes the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the common stock. Nothing contained herein shall be construed as tax advice; you must rely only on the advice of your own tax advisor. The Company makes no assurances as to the applicability of any tax laws with respect to any individual investment. In this section, the Company has calculated whether it meets certain thresholds related to its status under various U.S. tax rules. Any such calculation is dependent on many facts, not all of which may be known to the Company and any of which might change, which could change the results of any calculation.

This summary relating to the common stock applies to the beneficial owners who are individuals, corporations, trusts and estates which:

•

at all relevant times are: (i) U.S. persons for purposes of the U.S. Internal Revenue Code of 1986, as amended, through the date hereof (the “Code”), (ii) non-residents of Canada for purposes of the Income Tax Act (Canada)(the “Income Tax Act”) and (iii) residents of the United States for purposes of, and entitled to all the benefits under, the Canada-United States Income Tax Convention (1980), as amended through the date hereof (the “Tax Treaty”);

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

•	This discussion is based upon the following, all as currently in effect:

•	the Income Tax Act and regulations under the Income Tax Act;

•	the Code and Treasury regulations under the Code;

•	the Canada-United States Income Tax Convention (1980);

•	the administrative policies and practices published by the Canada Revenue Agency, formerly Revenue Canada;

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

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of common stock. This discussion does not address all possible tax consequences relating to an investment in common stock. No account has been taken of your particular circumstances and this summary does not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold common stock as part of a “straddle,” “hedge” or “conversion transaction,” and U.S. Shareholders that have a “functional currency” other than the U.S. dollar or that own common stock through a partnership or other pass through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing and owning common stock.

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

Dividends paid, credited or deemed to have been paid or credited on the common stock to U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of U.S. Shareholders that are corporations that beneficially own at least 10% of the Company’s voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies (“LLCs”) will not be entitled to these reduced rates. Shareholders that are partnerships will generally be subject to the 25% rate.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

The financial statements of Adherex Technologies Inc. as of December 31, 2006, December 31, 2005, December 31, 2004 and June 30, 2004 included in this Annual Report have been so included in reliance on the audit report of PricewaterhouseCoopers LLP, independent accountants, given the authority of said firm as experts in auditing and accounting.

H. Documents on display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Company will thereafter file reports and other information with the SEC. You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC’s regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

The Company is required to file reports and other information with the securities commissions in each of the Canadian provinces. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with such provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company at the following address: 4620 Creekstone Drive, Suite 200, Research Triangle Park, Durham, North Carolina 27703, Attention: Corporate Secretary.

I. Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Currently the Company’s principal operations are located in the United States. Effective January 1, 2005 our functional currency is the U.S. dollar. Concurrent with the change in functional currency, the Company elected to change our reporting currency to the U.S. dollar. Therefore, when we refer to dollars, “$,” we refer to “U.S. dollars,” the legal currency of the United States. Historically, the functional currency of the Company had been the Canadian dollar. At December 31, 2006, the Company had approximately $5.7 million in cash and cash equivalents. To date, derivative financial instruments have not been needed or used. Security of principal versus income historically governed investment decisions, with excess funds invested in short term, government backed securities or bankers acceptances.

At December 31, 2006, the Company held approximately CAD$2.4 million of its cash to fund certain research and development activities in Canada. At this time the Company, does not utilize derivative financial instruments. Should business conditions dictate, the Company may consider the use of derivative instruments. However, security of principal versus income generation will continue to govern investment decisions.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the fiscal year ended December 31, 2006 covered by this Annual Report. Based on this evaluation, our principal executive officer and principal financial officer concluded that these disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods.

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

The following table presents the aggregate fees for professional services and other services rendered by our independent auditors in the fiscal year 2006 and 2005 and the six-month fiscal transition 2004 (in Canadian dollars):

	Fiscal Year 2006	Fiscal Year 2005	Six-Month Fiscal Transition 2004
Audit Fees (1)	$111,238	$70,090	$53,500
Audit-Related Fees (2)	—	6,545	—
Tax Fees (3)	40,000	22,510	5,000
All Other Fees (4)	3,295	4,794	7,000

Total	$154,533	$103,939	$65,500

(1)	Audit Fees include fees for the standard audit work that needs to be performed each year in order to issue an opinion on the consolidated financial statements of the Company and to issue reports on the local statutory and regulatory financial statements. It also includes fees for services that can only be provided by the Company’s auditor such as auditing of non-recurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for U.S. Securities and Exchange Commission or other regulatory filings.
(2)	Audit-Related Fees include fees for those other assurance services provided by auditors but not restricted to those that can only be provided by the auditor signing the audit report.
(3)	Tax Fees include fees for periodic tax consultations and compliance services in various local, regional and national tax jurisdictions.
(4)	All Other Fees include fees for fiscal 2006 and fiscal 2005 for access to online database service. The fee for the six-month fiscal transition 2004 relate to tax preparation to certain executives.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for the fiscal year ended December 31, 2006, December 31, 2005, the six-month fiscal transition 2004 and fiscal year 2004 were approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company’s equity securities.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our financial statements follow the signature page of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit No.	Description	Location
1.1	Articles of Amalgamation dated June 29, 2004	Exhibit 1.7 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

1.2	By-laws of the Company, as amended on November 2, 2004	Exhibit 1.9 to the Form 20-F/A Registration Statement (No. 001-32295) of Adherex, filed November 5, 2004

4.2	General Collaboration Agreement, dated as of February 26, 2001, by and between Adherex Technologies Inc. and McGill University	Exhibit 4.2 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.5	Exclusive License Agreement, dated as of September 26, 2002, by and between Oregon Health & Science University and Oxiquant, Inc.	Exhibit 4.5 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.8	Lease Agreement, dated as of March 8, 2004, by and between Realmark-Commercial, LLC and Adherex, Inc.	Exhibit 4.8 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.9	Registration Rights Agreement, dated as of Decembe 19, 2003, by and between Adherex Technologies Inc. and HBM BioVentures (Cayman) Ltd.	Exhibit 4.9 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.10	Executive Employment Agreement, dated as of December 12, 2001, by and between Adherex Technologies Inc. and Robin J. Norris	Exhibit 4.10 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.12	Executive Employment Agreement, dated as of February 19, 2003, by and between Adherex Technologies Inc. and William P. Peters	Exhibit 4.12 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

*4.13	Executive Employment Agreement, dated April 21, 2004, by and between Adherex, Inc. and James A. Klein, Jr.	Exhibit 4.13 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.16	Form of Common Stock Warrant, dated November 20, 2002	Exhibit 4.16 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.18	Form of Insider Common Stock Warrant, dated June 23, 2003	Exhibit 4.18 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.19	Form of Non-Insider Common Stock Warrant, dated June 23, 2003	Exhibit 4.19 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

Exhibit No.	Description	Location
4.21	Form of Common Stock Warrant, dated December 3, 2003	Exhibit 4.21 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.22	Common Stock Warrant issued to HBM BioVentures (Cayman) Ltd., dated December 3, 2003	Exhibit 4.22 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.24	Form of Common Stock Warrant, dated December 19, 2003	Exhibit 4.24 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.25	Common Stock Warrant issued to The Vengrowth Advanced Life Sciences Fund Inc., dated December 19, 2003	Exhibit 4.25 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.26	Common Stock Warrant issued to HBM BioVentures (Cayman) Ltd., dated December 19, 2003	Exhibit 4.26 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.27	Form of Common Stock Warrant, dated May 20, 2004	Exhibit 4.27 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

4.29	Second Amendment to Lease Agreement dated September 14, 2004 between Realmark Commercial LLC and Adherex, Inc.	Exhibit 4.29 to the Form 20-F/A Registration Statement (No. 001-32295) of Adherex, filed November 5, 2004

4.30	Development and License Agreement dated July 14, 2005 between Adherex Technologies Inc. and Glaxo Group Limited**	Exhibit 4.30 to Form 6-K of Adherex, filed July 22, 2005

4.31	Executive Employment Agreement, dated as of October 3, 2005, by and between Adherex, Inc. and Jeffery Solash	Exhibit 4.31 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.32	Sublease Agreement, dated as of August 31, 2005, by and between Biostratum, Inc. and Adherex, Inc. (Englert)	Exhibit 4.32 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.33	Sublease Agreement, dated as of August 31, 2005, by and between Biostratum, Inc. and Adherex, Inc. (Creekstone)	Exhibit 4.33 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.34	Form of Common Stock Warrant, dated July 20, 2005	Exhibit 4.34 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.35	Form of Placement Agent Common Stock Warrant, dated July 20, 2005	Exhibit 4.35 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.36	Amendment No. 1 to Development and License Agreement dated December 20, 2005 between Glaxo Group Limited and Adherex Technologies Inc.**	Exhibit 4.36 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.37	Amended and Restated Stock Option Plan	Exhibit 4.37 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

Exhibit No.	Description	Location
4.38	Partial Assignment of Lease and Lease Amendment Number Two dated August 31, 2005	Exhibit 4.38 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.39	Highwoods Realty Limited Partnership Office Master Lease (Creekstone)	Exhibit 4.39 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.40	Consent to Sublease dated August 31, 2005 among Highwoods Realty Limited Partnership, BioStratum, Inc. and Adherex, Inc.	Exhibit 4.40 to the Form 20-F Annual Report (No. 001-32295) of Adherex filed for fiscal year ended December 31, 2005

4.41	Amendment No. 2 to Development and License Agreement dated June 23, 2006 between Glaxo Group Limited and Adherex Technologies Inc.**	Exhibit 4.41 to Form 6-K of Adherex, filed August 9, 2006

4.42	Amendment No. 3 to Development and License Agreement dated January 17, 2007 between Adherex Technologies Inc. and Glaxo Group Limited	Exhibit 4.42 to Form 6-K of Adherex, filed January 19, 2007

4.43	Form of Common Stock Warrant dated February 21, 2007	Exhibit 4.43 to Form 8-K of Adherex, filed February 21, 2007

4.44	Form of Underwriter’s Warrant dated February 21, 2007	Exhibit 4.44 to Form 8-K of Adherex, filed February 21, 2007

4.45	Warrant Indenture dated February 21, 2006 between Adherex Technologies Inc. and Computershare Trust Company of Canada	Exhibit 4.45 to Form 8-K of Adherex, filed February 21, 2007

4.46	Sub-SubLease Agreement dated December 22, 2006 between Biostratum, Inc and NephroGenex, Inc	Filed herewith

4.47	Executive Employment Agreement, dated as of February 28, 2007, by and between Adherex Technologies Inc. and D. Scott Murray	Filed herewith

8	Subsidiaries	Exhibit 8 to the Form 20-F Registration Statement (No. 001-32295) of Adherex, filed September 17, 2004

12.1	Certification of Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

12.2	Certification of Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith

13	Certification of Chief Executive Officer and Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

14	Consent of PricewaterhouseCoopers LLP	Filed herewith

*	Indicates a management contract or compensatory plan.
**	The Company has requested confidential treatment with respect to certain portions of this exhibit. Those portions have been omitted from this exhibit and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADHEREX TECHNOLOGIES INC.

/s/ JAMES A. KLEIN, JR.
By:	James A. Klein, Jr.
Its:	Chief Financial Officer

Date: March 30, 2007

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of Adherex Technologies Inc.

We have audited the accompanying consolidated balance sheets of Adherex Technologies Inc. and its subsidiaries as of December 31, 2006 and December 31, 2005, and the consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2006 and December 31, 2005, the six months ended December 31, 2004, the year ended June 30, 2004 and, cumulatively, for the period from September 3, 1996 to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Adherex Technologies Inc. and its subsidiaries at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and December 31, 2005, the six months ended December 31, 2004, the year ended June 30, 2004 and, cumulatively, for the period from September 3, 1996 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in footnote 19 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

March 26, 2007

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	December 31, 2006	December 31, 2005
Assets
Current assets
Cash and cash equivalents	$5,665	$11,916
Cash pledged as collateral	53	53
Short-term investments	—	1,175
Accounts receivable	32	15
Investment tax credits recoverable	71	129
Prepaid expense	41	59
Other current assets	33	52

Total current assets	5,895	13,399

Capital assets	293	374
Leasehold inducements	440	518
Acquired intellectual property rights	9,956	14,154

Total assets	$16,584	$28,445

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$2,074	$1,385
Accrued liabilities	2,621	1,279

Total current liabilities	4,695	2,664

Other long-term liabilities	40	13
Deferred lease inducement	625	537
Future income taxes	3,639	5,174

Total liabilities	8,999	8,388

Commitments and contingencies

Shareholders’ equity
Common stock, no par value; unlimited shares authorized; 50,382 shares and 42,629 shares issued and outstanding, respectively	46,486	41,268
Contributed surplus	26,751	25,338
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(71,502)	(52,399)

Total shareholders’ equity	7,585	20,057

Total liabilities and shareholders’ equity	$16,584	$28,445

Signed on behalf of the Board of Directors

/s/ Arthur T. Porter	/s/ Peter Morand
Arthur T. Porter	Peter Morand
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
Revenue	$—	$—	$—	$—	$—

Operating expenses:
Research and development	14,003	12,441	3,443	3,561	42,385
General and administration	2,883	3,182	2,727	3,481	17,669
Amortization of acquired intellectual property rights	2,177	2,723	1,234	2,323	9,722

(Loss from operations)	(19,063)	(18,346)	(7,404)	(9,365)	(69,776)

Other income (expense):
Loss on impairment of intellectual property	(2,021)	(3,539)	—	—	(5,560)
Settlement of Cadherin Biomedical Inc. litigation	—	—	(1,283)	—	(1,283)
Interest expense	(3)	(11)	—	(331)	(355)
Other income	—	—	—	—	98
Interest income	449	361	171	162	1,631

Total other income and (expense)	(1,575)	(3,189)	(1,112)	(169)	(5,469)

Loss before income taxes	(20,638)	(21,535)	(8,516)	(9,534)	(75,245)
Recovery of future income taxes	1,535	2,290	451	849	5,587

Net loss	$(19,103)	$(19,245)	$(8,065)	$(8,685)	$(69,658)

Net loss per share of common stock, basic and diluted	$(0.40)	$(0.49)	$(0.22)	$(0.36)

Weighted-average number of shares of common stock outstanding, basic and diluted	47,663	39,276	35,989	24,233

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
Cash flows from (used in):
Operating activities:
Net loss	$(19,103)	$(19,245)	$(8,065)	$(8,685)	$(69,658)
Adjustments for non-cash items:
Amortization of capital assets	86	224	50	224	1,158
Non-cash Cadherin Biomedical Inc. litigation expense	—	—	1,187	—	1,187
Unrealized foreign exchange loss	—	—	—	—	9
Amortization of acquired intellectual property rights	2,177	2,723	1,234	2,323	9,722
Recovery of future income taxes	(1,535)	(2,290)	(451)	(849)	(5,587)
Loss on impairment of intellectual property	2,021	3,539	—	—	5,560
Amortization of leasehold inducements	165	108	—	(48)	26
Non-cash severance expense	—	—	—	—	168
Stock options issued to consultants	101	275	40	145	565
Stock options issued to employees	491	1,402	598	—	2,491
Accrued interest on convertible notes	—	—	—	331	341
Changes in operating assets and liabilities	2,122	1,003	730	601	4,115

Net cash used in operating activities	(13,475)	(12,261)	(4,677)	(5,958)	(49,903)

Investing activities:
Purchase of capital assets	(5)	(102)	(294)	(154)	(1,351)
Disposal of capital assets	—	—	67	—	115
Release of restricted cash	—	—	—	192	190
Restricted cash	—	22	(38)	—	(207)
Purchase of short-term investments	—	(3,435)	(6,467)	(7,056)	(22,148)
Redemption of short-term investments	1,175	2,260	13,965	—	22,791
Investment in Cadherin Biomedical Inc.	—	—	—	—	(166)
Acquired intellectual property rights	—	—	—	—	(640)

Net cash provided (used) in investing activities	1,170	(1,255)	7,233	(7,018)	(1,416)

Financing activities:
Conversion of long-term debt to equity	—	—	—	—	68
Long-term debt repayments	—	—	—	—	(65)
Capital lease repayments	—	—	—	—	(8)
Issuance of common stock	6,096	8,134	—	23,458	52,772
Registration expense	—	—	(465)	—	(465)
Financing expenses	(57)	(141)	—	(346)	(544)
Proceeds from convertible note	—	—	—	1,292	3,017
Other liability repayments	(13)	(59)	36	(51)	(87)
Security deposits received	28	—	—	—	28
Proceeds from exercise of stock options	—	25	—	22	51

Net cash provided (used) in financing activities	6,054	7,959	(429)	24,375	54,767
Effect of exchange rate changes on cash and cash equivalents	—	—	1,747	62	2,217

Net change in cash and cash equivalents	(6,251)	(5,557)	3,874	11,461	5,665
Cash and cash equivalents - Beginning of period	11,916	17,473	13,599	2,138	—

Cash and cash equivalents - End of period	$5,665	$11,916	$17,473	$13,599	$5,665

Supplemental non-cash information:
Leasehold improvements financed by leasehold inducements	$—	$—	$76	$—	$—
Leasehold improvements – Maplewood	—	544	—	—	—
Convertible notes settled in private placement	—	—	—	1,822	—
Acquisition of CBI	—	—	1,187	—	—

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders’ Equity

U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock of Subsidiary	Contributed Surplus	Cumulative Translation Adjustment	Deficit Accumulated During Development Stage	Total Shareholders’ Equity
	Number	Amount
Balance at June 30, 1996	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	1,600	—	—	—	—	—	—
Net loss	—	—	—	—	—	(37)	(37)

Balance at June 30, 1997	1,600	—	—	—	—	(37)	(37)
Net loss	—	—	—	—	—	(398)	(398)

Balance at June 30, 1998	1,600	—	—	—	—	(435)	(435)
Exchange of Adherex Inc. shares for Adherex Technologies Inc. shares	(1,600)	—	—	—	—	—	—
Issuance of common stock	4,311	1,615	—	—	—	—	1,615
Cumulative translation adjustment	—	—	—	—	20	—	20
Net loss	—	—	—	—	—	(958)	(958)

Balance at June 30, 1999	4,311	1,615	—	—	20	(1,393)	242
Issuance of common stock	283	793	—	—	—	—	793
Issuance of equity rights	—	—	—	171	—	—	171
Issuance of special warrants	—	—	—	255	—	—	255
Settlement of advances:
Issuance of common stock	280	175	—	—	—	—	175
Cancellation of common stock	(120)	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	16	—	16
Net loss	—	—	—	—	—	(1,605)	(1,605)

Balance at June 30, 2000	4,754	2,583	—	426	36	(2,998)	47
Issuance of common stock:
Initial public offering	1,333	5,689	—	—	—	—	5,689
Other	88	341	—	—	—	—	341
Issuance of special warrants	—	—	—	1,722	—	—	1,722
Conversion of special warrants	547	1,977	—	(1,977)	—	—	—
Issuance of Series A special warrants	—	—	—	4,335	—	—	4,335
Conversion of Series A special warrants	1,248	4,335	—	(4,335)	—	—	—
Conversion of equity rights	62	171	—	(171)	—	—	—
Cumulative translation adjustment	—	—	—	—	141	—	141
Net loss	—	—	—	—	—	(2,483)	(2,483)

Balance at June 30, 2001	8,032	15,096	—	—	177	(5,481)	9,792
Cumulative translation adjustment	—	—	—	—	(124)	—	(124)
Net loss	—	—	—	—		(3,596)	(3,596)

Balance at June 30, 2002	8,032	15,096	—	—	53	(9,077)	6,072

(continued on next page)

(The accompanying notes are an integral part of these consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders' Equity (continued)

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

(continued on next page)

(The accompanying notes are an integral part of these financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Stockholders’ Equity (continued)

U.S. dollars and shares in thousands, except per share information

	Common Stock		Non-redeemable Preferred Stock	Contributed	Cumulative Translation	Deficit Accumulated During Development	Total Shareholders’
	Number	Amount	of Subsidiary	Surplus	Adjustment	Stage	Equity
Balance at December 31, 2004	36,535	34,324	—	22,587	5,850	(33,154)	29,607
Cost related to financing	—	(141)	—	—	—	—	(141)
Exercise of stock options	15	25	—	—	—	—	25
Stock options issued to consultants	—	—	—	275	—	—	275
Stock options issued to employees	—	—	—	1,402	—	—	1,402
July private placement	6,079	7,060	—	1,074	—	—	8,134
Net loss	—	—	—	—	—	(19,245)	(19,245)

Balance at December 31, 2005	42,629	41,268	-	25,338	5,850	(52,399)	20,057
Stock options issued to consultants	—	—	—	101	—	—	101
Stock options issued to employees	—	—	—	490	—	—	490
May private placement	7,753	5,218	—	822	—	—	6,040
Net loss	—	—	—	—	—	(19,103)	(19,103)

Balance at December 31, 2006	50,382	$46,486	$—	$26,751	$5,850	$(71,502)	$7,585

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

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Change in functional and reporting currency

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar to the United States (“U.S.”) dollar because the majority of its operations are denominated in U.S. dollars as the result of increasing activities undertaken in the U.S. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in stockholders’ equity and total $5,850 at December 31, 2006, and December 31, 2005.

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

Impairment of long-lived assets

The Company tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company records an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted cash flows from the asset.

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

Revenue recognition

The Company recognizes revenue from multiple element arrangements under development and license agreement, which include license payments, milestones and royalties. Revenue arrangements with multiple deliverables are accounted for under the provisions of the Emerging Issues Committee Abstract# -142, Revenue Arrangements With Multiple Deliverables, and are divided into separate units of accounting if certain criteria are met. The consideration the Company receives is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units.

Non-refundable up-front payments received in conjunction with the development and license agreement, including license fees and milestones are deferred and recognized on a straight-line basis over the relevant periods.

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

Loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed the same method, except the weighted average number shares of common stock and includes, where applicable convertible debentures, stock options and warrants, if dilutive.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

3.	Cash, Cash Equivalents and Short-Term Investments

The following table summarizes the Company’s cash and cash equivalents, cash pledged as collateral and short-term investments at December 31, 2006 and December 31, 2005:

	December 31, 2006	December 31, 2005

Cash and cash equivalents	$5,665	$11,916
Cash pledged as collateral	53	53
Short-term investments	—	1,175

	$5,718	$13,144

The Company had no short-term investments at December 31, 2006. At December 31, 2005 short-term investments were $1,175 and consisted of corporate commercial paper with maturities of 154 to 176 days with their market value approximating their fair value.

Cash pledged as collateral in all years presented relates to amounts to secure certain corporate credit accounts.

4.	Acquired Intellectual Property

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

The intellectual property at the date of acquisition in Canadian dollars was valued at CAD$31,162 reflecting net liabilities assumed of CAD$401 and a provision for future income tax liability of CAD$11,390, resulting in total consideration of CAD$19,371. The consideration took the form of 8,032 shares of common stock of Adherex with a fair value, in Canadian dollars at the date of acquisition, of CAD$17,544, as well as 461 warrants valued at CAD$640, and 170 introduction warrants valued at CAD$220. In addition, there were transaction costs in Canadian dollars of CAD$967. The acquired intellectual property was deemed to have a ten year useful life, amortized on a straight-line basis.

At December 31, 2005, the Company determined the carrying value of the intellectual property relating to mesna, which had a book value of $3,539, and a related future income tax benefit of $1,294, was fully impaired and written off based on the Company’s lack of any further developmental plans. This decision was based on the addition of eniluracil to the Company’s R&D portfolio, along with the financial resources additionally devoted to the development of ADH-1. The loss on impairment is calculated as the amount by which the carrying amount of the asset exceeds its discounted cash flows.

At December 31, 2006, the Company determined the carrying value of the intellectual property relating to NAC, which had a book value of $2,021, and a related future income tax benefit of $739, was fully impaired and written off because the Company has no plans for further development of NAC and will allocate its resources to ADH-1, eniluracil and STS. The loss on impairment is calculated as the amount by which the carrying amount of the asset exceeds its undiscounted cash flows.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

5.	Capital Assets

	December 31, 2006		December 31, 2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Furniture, fixtures and office equipment	$92	$44	$92	$32
Computer equipment	131	75	125	48
Computer software	124	124	125	125
Laboratory equipment	591	405	591	358
Leasehold improvements	4	1	4	—

	942	$649	937	$563

Accumulated amortization	(649)		(563)

Net book value	$293		$374

Amortization of capital assets was $86 and $224 for the years ended December 31, 2006 and 2005, respectively.

6.	Leasehold Inducements

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

The Company will record rent expense by charging the total rental payments plus the value of the capital inducements received against earnings on a straight-line basis over the 84-month term of the lease, which expires on August 31, 2012.

7.	Cadherin Biomedical Inc.

On September 27, 2002, CBI was incorporated as a wholly owned subsidiary of Adherex. The Company granted CBI an exclusive worldwide, royalty-free license to develop, market and distribute pharmaceuticals and therapeutics for non-cancer applications based on or derived from the Company’s cadherin platform owned or licensed under a collaboration agreement with McGill University (“McGill”) and paid to CBI $158 in cash, in exchange for 8,032 Class A Preferred Shares of CBI, which constituted all of the issued and outstanding shares of CBI. The Company distributed the Class A Preferred Shares of CBI pro rata to its shareholders of record at the time, after which such shareholders held all of the issued and outstanding shares of CBI. This divestiture of the Company’s non-cancer assets was a condition precedent to the acquisition in November 2002 of Oxiquant, a U.S.-based development stage pharmaceutical company with a focus in chemoprotection and chemoenhancement.

In February 2004, the Company filed a claim in the Ontario Superior Court of Justice against CBI in the amount of $75 on account of unpaid goods and services rendered. In July 2004, CBI filed a statement of defense and counterclaim in response to such claim. CBI’s counterclaim sought approximately $3,800 in damages relating to the license agreement between the companies. On December 3, 2004, the Company acquired all of the issued and outstanding shares of CBI. Pursuant to the terms of the amalgamation, the Company issued to CBI shareholders approximately 0.6 million shares of Adherex common stock valued at approximately $1,300 based on a 20 day weighted average trading price in exchange for all of the issued and outstanding shares of CBI. Immediately prior to the acquisition of CBI, directors and officers of the Company owned an aggregate of 99 shares of CBI stock and were therefore entitled to receive approximately 7 shares of common stock of Adherex pursuant to the terms of the amalgamation. CBI had no material operations due to minimal financial resources. The total cost of the acquisition has been recorded as follows:

Adherex common stock	$(1,252)
Transaction costs	(119)
Net financial assets acquired	23

Settlement of CBI litigation	$(1,348)

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Adherex acquired CBI to settle the litigation between the two companies and to reacquire the non-cancer rights to the cadherin-based intellectual property. The issuance of the 640 shares of common stock and the associated transaction expenses have been recorded as settlement of CBI litigation and therefore expensed in the Statement of Operations for the six months ended December 31, 2004.

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

On December 3, 2003, the Company issued additional senior secured convertible notes with a face value totaling CAD$1,458. These notes were convertible into common stock and warrants to acquire common stock of the Company upon completion of an equity fund raising round. Also, investors received warrants for 271 shares of common stock exercisable at a price of CAD$2.15 per share. The notes bore interest at an annual rate of eight percent compounded semi-annually, and matured one year from issue but were renewable for one additional year at the option of the Company. The Company also issued broker warrants to purchase 94 shares of common stock exercisable at a price of CAD$2.15 per share.

Under the terms of the June 2003 financing, the Company could not issue any further debt without the consent of the June convertible note holders. As an inducement to obtain consent to the December 3, 2003 financing, the exercise price of 287 warrants granted in the June financing were changed from CAD$2.75 to CAD$2.15 per share on December 3, 2003, making the terms of both debt financings substantially the same. Warrants held by Company insiders were not repriced. The reduction of exercise price resulted in an increase in the fair value of the warrants on the date of the change of $18. The increase was recorded as interest expense.

Upon issuance, values were ascribed to the investor warrants and to the conversion feature with the remainder being ascribed to the debt portion of the note. These values were being amortized over the life of the notes. As a result, the notes accrued interest at an implied rate in excess of 50 percent, although cash interest was only 8 percent.

On December 19, 2003, the Company completed an equity round as described in footnote 9 – Shareholders’ Equity, “Equity financings.” This caused the June and the December notes to convert into 2,813 shares of common stock and 1,407 warrants to purchase common stock. The warrants are exercisable at CAD$2.15 per share and expire December 19, 2008.

The carrying values of the debt and the conversion option components associated with the notes, net of expenses of the offerings, were transferred to equity and split between common stock and contributed surplus ($1,785 to common stock and $1,202 to contributed surplus).

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

Shire BioChem Inc. agreement

On August 17, 2000, the Company entered into a subscription agreement and a license agreement with Shire BioChem Inc. (“BioChem”). Under the subscription agreement, BioChem purchased 80 shares of common stock of the Company for $341. Pursuant to a price protection clause in the agreement, an additional seven shares of common stock were issued on completion of the Company’s IPO on June 5, 2001.

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

In order to effect such a distribution under Section 42 of the CBCA, the Company was legally required to reduce its stated capital so that the aggregate amount of its liabilities and stated capital did not exceed the realizable value of Adherex’s assets.

Management determined that the stated capital needed to be reduced by $9,489, in order to comply with the requirements of Section 42 of the CBCA.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Warrants issued on acquisition of intellectual property

In connection with the acquisition of the intellectual property of Oxiquant in November 2002, the Company issued 461 warrants with an exercise price of CAD$3.585 that expire on May 20, 2007 and 170 introduction warrants with an exercise price of CAD$2.05 that expire on November 20, 2007.

Convertible note warrants

In connection with the June 2003 issuance of senior secured convertible notes, the Company issued 345 warrants with an exercise price of CAD$2.75 per share that expire on June 23, 2007 and 101 broker warrants with an exercise price of CAD$2.35 per share that expired on June 23, 2005 unexercised. As an inducement to consent to the issuance of the December 2003 convertible notes, the exercise price of 287 of these warrants was changed from CAD$2.75 per share to CAD$2.05 per share on December 3, 2003.

In connection with the December 2003 issuance of additional senior secured convertible notes, the Company issued 271 investor warrants with an exercise price of CAD$2.15 per share that expire on December 3, 2007 and 94 broker warrants with an exercise price of CAD$2.05 per share that expired on December 3, 2005 unexercised.

Equity financings

On December 19, 2003, the Company completed a private placement of equity securities totaling $16,095, comprised of (i) $15,050 for 11,522 units, at a price of CAD$1.75 per unit, comprised of an aggregate of 11,522 shares of common stock and warrants to acquire 5,761 shares of common stock of Adherex with an exercise price of CAD$2.15 per share and (ii) $1,045 for 800 Series 1 Preferred Shares and warrants to purchase 400 Series 1 Preferred Shares of 2037357 Ontario Inc. The $5,777 estimated fair value of the warrants has been allocated to contributed surplus and the balance of $8,031 has been credited to common stock. The non-redeemable Series 1 Preferred Shares of 2037357 Ontario Inc. (“Preferred Shares”) were exchangeable into 800 shares of common stock of Adherex. Upon such an exchange, all of the then outstanding warrants to purchase the Preferred Shares would be exchanged for an equal number of warrants to purchase Adherex common stock, which would have an exercise price of CAD$2.15 per share. The $1,045 was to be spent on specific research and development projects in Ontario, Canada as designated by Adherex. Adherex could compel the exchange of the Preferred Shares into common stock and warrants for common stock of Adherex at any time after January 3, 2005. The Company also issued broker warrants to purchase 1,226 shares of common stock exercisable at a price of CAD$2.15 per share.

2037357 Ontario Inc. has been accounted for in accordance with the substance of the transaction. The $1,045 has been recorded as non-redeemable Preferred Shares and the amounts expended were recorded as expenses in the relevant periods. On June 14, 2004, the preferred shares and warrants were exchanged for 800 shares of Adherex common stock and warrants to purchase 400 shares of Adherex common stock. In June 2004, 2037357 Ontario Inc. became a wholly owned subsidiary of the Company and was amalgamated with Adherex Technologies Inc. The investment has been split between the estimated fair value of the warrants of $371, which has been included in contributed surplus, and the remainder of $674, which has been recorded in common stock.

On May 20, 2004, the Company completed equity financings with total gross proceeds of $9,029 less $555 in estimated issuance costs. The Company issued 4,669 units at a purchase price of CAD$2.65 per unit with each unit consisting of one share of common stock and one-half of a common stock purchase warrant. Each whole warrant entitles the holder to acquire one additional share of common stock at an exercise price of CAD$3.50. The $2,118 value of the warrants has been allocated to contributed surplus and the balance of $6,356 has been credited to common stock.

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

On May 8, 2006, the Company completed a private placement of equity securities for gross proceeds of $6,512 for 7,753 units at a price of $0.84 per unit providing net proceeds of $6,040 after deducting broker fees and certain other expenses. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 7,753 shares of common stock, along with 2,326 investor warrants and 465 broker warrants to acquire additional shares of

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of Adherex common stock at an exercise price of $0.97 per share for a period of four years. Each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $0.97 per share for a period of two years. The investor warrants, with a value of $822 based on the Black-Scholes option pricing model, have been allocated to contributed surplus and the remaining balance of $5,218 has been credited to common stock.

Warrants to Purchase Common Stock

As of December 31, 2006 the Company has the following warrants to purchase common stock outstanding priced in Canadian dollars with a weighted-average exercise price of CAD$2.49 and a weighted-average remaining contractual life of 1.48 years.

Warrant Description	Number Outstanding at December 31, 2006	Exercise Price In Canadian Dollars		Expiration Date	Remaining Contractual Life (years)
Investor warrants	2,335	CAD$	3.50	May 20, 2007	0.38
Acquisition warrants	461	CAD$	3.59	May 20, 2007	0.38
Convertible notes warrants	287	CAD$	2.05	June 23, 2007	0.48
Convertible notes warrants	57	CAD$	2.75	June 23, 2007	0.48
Agent warrants	170	CAD$	2.05	November 20, 2007	0.89
Convertible notes warrants	271	CAD$	2.15	December 3, 2007	0.92
Investor warrants	7,567	CAD$	2.15	December 19, 2008	1.97

	11,148

As of December 31, 2006 the Company has the following warrants to purchase common stock outstanding priced in U.S. dollars with a weighted-average exercise price of $1.28 and a weighted-average remaining contractual life of 2.42 years.

Warrant Description	Number Outstanding at December 31, 2006	Exercise Price In U.S. Dollars	Expiration Date	Remaining Contractual Life (years)
Agent warrants	57	$1.75	July 20, 2007	0.55
Agent warrants	465	$0.97	May 7, 2008	1.35
Investor warrants	1,824	$1.75	July 20, 2008	1.55
Investor warrants	2,326	$0.97	May 7, 2010	3.35

	4,672

Stock options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan. The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. A maximum of 5,600 options, not including the 700 options issued to the Chief Executive Officer and specifically approved by the shareholders, are authorized for issuance under the plan. The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant. The stock option plan, as amended, allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions, for both the Canadian and U.S. dollar grants, through the year ended December 31, 2006 is below. The following options granted under the stock option plan are exercisable in Canadian dollars:

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

		Exercise Price in Canadian Dollars
	Number of Options	Range	Weighted- average
Outstanding at June 30, 2002	741	$1.6375 - 7.50	$3.70
Cancelled	(114)	1.6375 - 6.25	4.65
Exercised	(3)	1.6375	1.65
Granted	1,021	1.65 - 1.75	1.65

Outstanding at June 30, 2003	1,645	1.6375 - 7.50	2.40
Cancelled	(27)	1.70 - 3.25	1.75
Exercised	(18)	1.6375 - 1.75	1.70
Granted	1,676	2.25 - 3.25	2.50

Outstanding at June 30, 2004	3,276	1.6375 - 7.50	2.45
Cancelled	(10)	3.25 - 6.25	5.65
Granted	497	1.95 - 2.20	2.00

Outstanding at December 31, 2004	3,763	1.6375 - 7.50	2.40
Cancelled	(84)	1.6375 - 6.25	2.93
Exercised	(15)	1.6375 - 1.70	1.66
Granted	—	—	—

Outstanding at December 31, 2005	3,664	1.6375 - 7.50	2.39
Cancelled	(262)	1.6375 - 6.25	2.00
Granted	—	—	—

Outstanding at December 31, 2006	3,402	$1.6375 -7.50	$2.42

	Options Outstanding			Options Exercisable
Range of Exercise Price in Canadian Dollars	Number Outstanding at December 31, 2006	Weighted- average Exercise Price in Canadian Dollars	Weighted- average Remaining Contractual Life (years)	Number Outstanding at December 31, 2006	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life (years)
$1.50 - $2.25	2,458	$1.94		2,373	$1.94
$2.26 - $3.00	578	2.79		515	2.79
$3.01 - $3.75	221	3.43		184	3.47
$6.01 - $6.75	1	6.25		1	6.25
$6.76 - $7.50	144	7.50		144	7.50

	3,402	$2.42	3.40	3,217	$2.41	3.34

The following options granted under the stock option plan are exercisable in U.S. dollars:

		Exercise Price in U.S. Dollars
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2004	—	—	—
Granted	1,603	$0.88 - 1.35	$1.14
Exercised	—	—	—
Cancelled	(20)	1.20	1.20

Outstanding at December 31, 2005	1,583	0.88 - 1.35	$1.14
Granted	375	0.34 - 0.36	0.35
Exercised	—	—	—
Cancelled	(80)	0.88 - 1.20	0.97

Outstanding at December 31, 2006	1,878	$0.34 -1.35	$0.99

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

	Options Outstanding			Options Exercisable
Range of Exercise Price in U.S. Dollars	Number Outstanding at December 31, 2006	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life (years)	Number Outstanding at December 31, 2006	Weighted- average Exercise Price	Weighted- average Remaining Contractual Life (years)
$0.34-$0.75	375	$0.35		205	$0.35
$0.76-$1.50	1,503	1.15		953	1.18

	1,878	$0.99	5.80	1,158	$1.03	5.67

Stock-based compensation expense

The value of each option is estimated on the date of grant using the Black-Scholes option-pricing model and recorded as an expense ratably over the vesting period of the option. Calculations were based on the following assumptions:

	Year Ended December 31, 2006		Year Ended December 31, 2005		Six Months Ended December 31, 2004		Year Ended June 30, 2004
Expected dividend		0%		0%		0%		0%
Risk-free interest rate		4.60%		3.82%		4.15%		4.46%
Expected volatility		84%		70%		68%		68%
Expected life		7 years		7 years		7 years		7 years
Weighted average fair value of options issued	US$	0.35	US$	1.13	CAD$	2.00	CAD$	2.50

10.	Research and Development

Investment tax credits earned as a result of qualifying research and development expenditures and government grants have been applied to reduce research and development expenses as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
Research and development	$14,003	$12,441	$3,609	$3,695	$44,214
Investment tax credits	—	—	(166)	(130)	(1,632)
National Research Council grants	—	—	—	(4)	(197)

	$14,003	$12,441	$3,443	$3,561	$42,385

The Company’s claim for any Scientific Research and Experimental Development (“SR&ED”) deductions and related investment tax credits for income tax purposes are based upon management’s interpretation of the applicable legislation in the Canadian Income Tax Act. These amounts are subject to review and acceptance by the Canada Revenue Agency prior to collection.

11.	Capital and Operating Lease Commitments

The Company has entered into operating lease agreements for the office and laboratory facilities located in the U.S. As of December 31, 2006 the minimum cash payments per the lease agreements are as follows:

Year Ending	Amount
December 31, 2007	$334
December 31, 2008	474
December 31, 2009	488
December 31, 2010	471
December 31, 2011 and thereafter	664

Total minimum rent payments	$2,431

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

The table above includes a lease agreement which has been subleased to a third party until March 31, 2008. Under the terms of the operating lease for the office facilities, the Company financed $80 of leasehold improvements through the building’s owner. The amount is being financed over the term of the lease which expires in September 2010 and bears an annual interest rate of six percent. This obligation was assumed by the sublessee when the Company subleased the facility to a third party; however, should the sublessee default, the Company would become liable.

Rental payments on operating leases and interest on capital lease payments are summarized in the table below:

Period Ending	Amount	Interest
December 31, 2006	$264	$—
December 31, 2005	184	4
December 31, 2004	66	—
June 30, 2004	156	—

12.	Commitments and Contingencies

McGill Agreement

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

•	CAD$200 if the Company has not commenced Phase III clinical trials in a recognized jurisdiction on any licensed product prior to September 23, 2006, which was accrued at December 31, 2006.

In addition, the Company is required to fund mutually agreed upon research at McGill over a period of ten years totaling CAD$3,300. Annual funding commenced in 2001 with a total payment of CAD$200 and increases annually by 10 percent through to the tenth year of the agreement when annual funding reaches CAD$500. The additional research commitment can be deferred in any year if it exceeds five percent of the Company’s cash and cash equivalents. As of December 31, 2006, there have been no deferrals. The Company receives certain intellectual property rights resulting from this research.

Rutgers agreement

The Company terminated the agreement with Rutgers in December 2006.

Oregon Health & Science University agreement

The Company has an exclusive license agreement with OHSU for exclusive worldwide license rights to intellectual property directed to thiol-based compounds and their use in oncology. OHSU will receive certain milestone payments, a 2.5 percent royalty on net sales for licensed products and a 15 percent royalty on any consideration received from sublicensing of the licensed technology. Milestone payment fees payable to OHSU include: $50 upon completion of Phase I clinical trials; $200 upon completion of Phase II clinical trials; $500 upon completion of Phase III clinical trials; and $250 upon first commercial sale for any licensed product. To date no milestone payments have been required.

Employment matters

Under the terms of an agreement dated February 19, 2003, the prior Chief Executive Officer of the Company was terminated by mutual agreement. Pursuant to that agreement, the Company agreed to pay a total of $350. The initial payment of $150 was

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information made during the quarter ended March 31, 2003 and was recorded as a General and Administration expense. Additionally, he will receive $50 per year for four years paid in semi-monthly installments. The present value of the remaining payments has been recorded as a General and Administration expense. The present value of the amounts due in the next twelve months is recorded in accrued liabilities, with the remaining amounts recorded as a long-term liability.

GlaxoSmithKline

On July 14, 2005, the Company entered into a development and license agreement with GSK. The agreement included the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1. As part of the transaction, GSK invested $3,000 in the Company’s common stock. Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound at various points in time. On March 1, 2007, the GSK agreement was amended and the Company purchased all of GSK’s remaining buy-back options for an upfront fee of $1,000. The Company is now free to develop eniluracil alone or with other partners and is required to pay GSK development and sales milestones and double-digit royalties. Specifically, if the Company files a NDA with the FDA, the Company may be required to pay development milestones of $5,000 to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70,000 in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If the Company pursues other indications, it may be required to pay up to an additional $15,000 to GSK per FDA-approved indication.

The Company had granted GSK an option to receive a worldwide, exclusive license for ADH-1 for all indications. On October 11, 2006, the GSK option to ADH-1 expired unexercised. As a result, the Company has regained full control over the development of ADH-1 and is free to enter into collaborations with other pharmaceutical and biotech companies for ADH-1.

13.	Income Taxes

The Company operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004
Domestic loss	$(15,129)	$(15,498)	$(6,594)
Foreign loss	(5,509)	(6,037)	(1,922)

Loss before income taxes	(20,638)	(21,535)	(8,516)

Expected statutory rate (recovery)	32.01%	36.12%	36.12%
Expected provision for (recovery of) income tax	(6,606)	(7,778)	(3,076)
Permanent differences	477	513	252
Change in valuation allowance	5,560	5,129	2,564
Non-refundable investment tax credits	(50)	(35)	(41)
Share issue costs and effect of change of carryforwards	(54)	(51)	(100)
Effect of foreign exchange rate differences	(54)	(68)	21
Effect of tax rate changes	(808)	—	(71)

Recovery of income taxes	$(1,535)	$(2,290)	$(451)

The Canadian statutory income tax rate of 32.01 percent is comprised of federal income tax at approximately 22.12 percent and provincial income tax at approximately 9.89 percent.

The primary temporary differences which gave rise to future income tax assets and liabilities at December 31, 2006, December 31, 2005 and December 31, 2004 are as follows:

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

	December 31, 2006	December 31, 2005	December 31, 2004
Future tax assets:
SR&ED expenditures	$2,159	$2,390	$2,065
Income tax loss carryforwards	15,701	12,060	8,607
Non-refundable investment tax credits	1,323	998	839
Share issue costs	150	311	633
Reserves	450	518	—
Fixed and intangible assets	1,235	1,106	854

	21,018	17,383	12,998
Less: valuation allowance	(21,018)	(17,383)	(12,998)

Net future tax assets	—	—	—
Future tax liabilities:
Asset basis differences	(3,639)	(5,174)	(7,463)

Net future tax liabilities	$(3,639)	$(5,174)	$(7,463)

The future income tax liability recognized on the balance sheets relates to the acquired intellectual property of Oxiquant. These acquired intellectual property rights have no basis for income tax purposes and therefore will not provide any income tax deduction as they are amortized. There are no current income taxes owing nor are any income taxes expected to be due in the near term.

At December 31, 2006, the Company has unclaimed SR&ED expenditures, income tax loss carry forwards and investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Province/ State
SR& ED expenditures (no expiry)	$6,676	$6,897

Income tax loss carryforwards (expiry date):
2007	569	569
2008	3,365	3,365
2009	3,898	3,898
2010	6,900	6,900
2014	10,357	10,359
2015	4,236	4,236
2026	15,362	15,362
Investment tax credits (expiry date):
2007	8	—
2008	7	—
2009	82	—
2010	47	—
2011	467	—
2012	340	—
2013	152	—
2014	122	—
2015	48	—
2016	50	—

14.	Net Loss Per Share

The outstanding number and type of securities that could potentially dilute basic earnings per share in the future and which were not included in the computation of diluted earnings per share, because to do so would have reduced the loss per share (anti-dilutive) for the years presented, are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
Stock options	5,280	5,246	3,762
Convertible note warrants	615	615	615
Acquisition warrants	461	461	461
Broker warrants	692	227	1,591
Investor warrants	14,052	11,726	9,902

Totals	21,100	18,275	16,331

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

15.	Segment Information

The Company operates in one business segment, which is the development of pharmaceutical products based on its licensed and proprietary technologies, with substantially all of its capital assets and operations, which were previously located in Canada, now located in the United States in Research Triangle Park, North Carolina.

16.	Research and Development Projects

The Company is in the development stage and conducts research and development in the areas of anti-cancer and chemoprotection:

Anti-Cancer:

•

ADH-1 is a molecularly-targeted anti-cancer compound that selectively targets N-cadherin, a protein present on certain tumor cells and the established blood vessels that supply the tumors and is in clinical development.

•

Eniluracil is an anti-cancer compound that was previously under development by GSK for oncology indications. Eniluracil is being developed to enhance the therapeutic value and effectiveness of an approved anti-cancer compound called 5-FU and is in clinical development.

Chemoprotectants and Chemoenhancers:

•	STS is a chemoprotectant that has been shown to reduce the disabling loss of hearing in patients being treated with platinum-based anti-cancer agents.

•	NAC is a chemoprotectant that is no longer under development by the Company.

•	Mesna is a chemoenhancer that is no longer under development by the Company.

The following summarizes our research and development expenses, net of any investment tax credits or grants, through December 31, 2006:

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004	Cumulative From September 3, 1996 to December 31, 2006
ADH-1	$9,792	$8,248	$2,550	$2,503	$28,783
Eniluracil	2,910	2,552	—	—	5,462
Other anti-cancer	249	374	358	341	2,276

Total anti-cancer	12,951	11,174	2,908	2,844	36,521

STS	292	472	263	628	1,799
Other chemoprotectants and enhancers	—	17	—	—	33

Total chemoprotectants and enhancers	292	489	263	628	1,832

Other discovery projects	760	778	272	89	3,343
Transdermal drug delivery	—	—	—	—	689

Total research and development program expense	$14,003	$12,441	$3,443	$3,561	$42,385

The Company has made no upfront cash payments for research and development projects and is not obligated to repay research and development amounts to any third parties.

17.	Financial Instruments

Financial instruments recognized on the balance sheets at December 31, 2006 and December 31, 2005 consist of cash and cash equivalents, cash pledged as collateral, short-term investments, accounts receivable, accounts payable and other long-term liabilities. The Company does not hold or issue financial instruments for trading purposes and does not hold any derivative financial instruments. With the exception of the other long-term liabilities, the Company believes that the carrying value of its financial instruments approximates their fair values because of their short terms to maturity.

The Company’s investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments are made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper.

The policy risks primarily include the opportunity cost of the conservative nature of the allowable investments. As the main purpose of the Company is research and development, the Company has chosen to avoid investments of a trade or speculative nature.

Investments with original maturities at date of purchase beyond three months, and which mature at or less than twelve months from the balance sheet date, are classified as current. Investments are carried at Book value plus accrued interest with unrealized gains and losses recognized as investment income. At December 31, 2006 we had no short term investments while at December 31, 2005 short-term investments of $1.2 million consisted of corporate commercial paper with maturities at acquisition from 154 to 175 days. The market value of the investments at December 31, 2005 approximated their book value.

18.	Changes in Operating Assets and Liabilities

The following table details the changes in operating assets and liabilities as per the statements of cash flows:

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Accounts receivable	$(17)	$2	$25	$(16)
Prepaid expenses	31	(48)	116	(13)
Deferred expense	19	41	394	87
Investment tax credits recoverable	58	123	57	122
Accounts payable	2,031	885	138	421

Net changes in operating assets and liabilities	$2,122	$1,003	$730	$601

19.	United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP in U.S. dollars. These principles differ, as they affect the Company, for the fiscal years ended December 31, 2006 and December 31, 2005, the six-months ended December 31, 2004 and for the year ended June 30, 2004 in the following material respects from U.S. GAAP. There are no differences in reported cash flow for the periods presented.

Consolidated balance sheets - U.S. GAAP:

	December 31, 2006	December 31, 2005
Assets
Current assets	$5,895	$13,399
Other assets	440	518
Capital assets	293	374

Total assets	$6,628	$14,291

Liabilities
Current liabilities	$4,695	$2,664
Other long-term liabilities	40	13
Deferred lease inducement	625	537

Total liabilities	5,360	3,214

Shareholders’ equity
Common stock	46,524	41,306
Additional paid-in-capital	24,523	23,110
Cumulative translation adjustment	1,243	1,243
Deficit accumulated during development stage	(71,022)	(54,582)

Total shareholders’ equity	1,268	11,077

Total liabilities and shareholders’ equity	$6,628	$14,291

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

Consolidated statements of operations - U.S. GAAP:	Year Ended December 31, 2006	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Net loss in accordance with Canadian GAAP	$(19,103)	$(19,245)	$(8,065)	$(8,685)
Adjustments to reconcile to U.S. GAAP:
Acquired intellectual property rights (2)	—	—	—	—
Acquired intellectual property rights amortization (2)	2,177	2,723	1,234	2,323
Loss on impairment of intellectual property (2)	2,021	3,539	—	—
Future income taxes (2)	(1,535)	(2,290)	(451)	(849)
Stock-based compensation costs (3)	—	—	—	(5)
Stock-based compensation—CICA 3870 (4)	—	1,402	598	—
Interest charges—convertible notes (5)	—	—	—	331

Net loss in accordance with U.S. GAAP (6)	$(16,440)	$(13,871)	$(6,684)	$(6,885)

Net loss per share of common stock, basic and diluted	$(0.34)	$(0.35)	$(0.19)	$(0.28)

Weighted-average number of shares of common stock outstanding, basic and diluted	47,663	39,276	35,989	24,233

Notes—U.S. GAAP:

1.	Current accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The requirements of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the impact of adopting FIN 48 on its consolidated results of operations or financial position.

In November 2006, the FASB issued SFAS 157, “Fair Value measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The Company has not yet determined the impact of adopting SFAS 157 on its consolidated results of operations or financial position.

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

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

During the years ended December 31, 2006 and 2005, the Company recorded a loss on impairment of intellectual property under Canadian GAAP. Since the amounts were previously expensed as IPRD, the amount is reversed under U.S. GAAP for the years ended December 31, 2006 and 2005.

3.	Stock-based compensation – Initial Public Offering

Under U.S. GAAP, the Company deferred the difference between the exercise price of options issued within a one-year period prior to the IPO and the IPO price and expensed the amount deferred over the vesting period of the options. This difference increases the additional paid in capital and accumulated deficit reported under U.S. GAAP, with no difference in the total shareholders’ equity.

4.	Stock-based compensation

Canadian GAAP requires the fair value of employee and director stock options to be expensed in the statement of operations for fiscal years beginning after January 1, 2004 under CICA Section 3870 Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”). For the fiscal year ended December 31, 2006, the Company adopted FASB Statement No. 123 (Revised 2004), Accounting for Stock-Based Compensation which requires companies to record the fair value of employee and director stock options as expense in the statement of operations. As a result, there are no differences between Canadian and U.S. GAAP for the fiscal year ended December 31, 2006. For years prior to fiscal 2006, had compensation expense for stock options been recorded based on Black-Scholes option-pricing model at the grant date, the net loss under U.S. GAAP would be as follows below:

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Year Ended June 30, 2004
Net loss before compensation expense, U.S. GAAP	$(13,871)	$(6,684)	$(6,885)
Compensation expense	(1,402)	(598)	—

Pro forma net loss, U.S. GAAP	$(15,273)	$(7,282)	$(6,885)

Pro forma net loss per share of common stock, basic and diluted	$(0.39)	$(0.20)	$(0.28)

5.	Convertible notes and warrants

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt, the option to convert the debt, and the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.

6.	Warrants and certain stock options denominated in Canadian dollars

Effective January 1, 2005, the Company determined that its functional currency had changed from the Canadian dollar to the U.S. dollar because the majority of its operations were denominated in U.S. dollars as the result of increasing activities being undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency. Prior to January 1, 2005, the Company’s functional and reporting currency was the Canadian dollar.

The Company has primarily financed its operations through the sale of equity and debt securities that have been denominated in U.S. and Canadian dollars. As part of these financings, the Company has issued warrants to purchase common stock that have also been denominated in U.S. and Canadian dollars. The Company therefore has warrants outstanding at December 31, 2006, 2005 and 2004 that are denominated in both currencies.

Under Canadian GAAP all warrants to purchase common stock are classified as equity in the Company’s financial statements. The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have issued recent interpretations for U.S. GAAP that suggest warrants whose exercise price is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.

The recent SEC and FASB interpretations relate to FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and Emerging Issue Task Force (“EITF”) “EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock”. The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

Adherex Technologies Inc.

(a development stage company)

Notes to the Consolidated Financial Statements (continued)

U.S. dollars and shares in thousands, except per share information

The Company is awaiting the results of the FASB’s project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives. If the Company had recorded such instruments as derivatives, it would have reported a gain of approximately $8,300 related to these instruments in the Statement of Operations for the year ended December 31, 2005 and a gain of approximately $1,700 for the year ended December 31, 2006, under U.S. GAAP. The amounts were calculated using the Black-Scholes option pricing model and the Company used the following assumptions to value the instruments: a 0% dividend rate for both fiscal 2006 and fiscal 2005, a 84% volatility for fiscal 2006 and a 70% volatility for fiscal 2005, the actual exercise price of each instrument, the actual Company closing stock price for December 31, 2006 and 2005 and the Canadian risk free interest rate based on the actual remaining life of the related warrant.

20.	Subsequent Events

Public Offering

On February 21, 2007, the Company completed the sale of equity securities for gross proceeds of $25,000 for 75,759 units at a price of $0.33 per unit providing net proceeds of $23,300 after deducting broker fees and certain other expenses. Each unit consisted of one common share and one-half of a common share purchase warrant. The offering was comprised of an aggregate of 75,759 shares of common stock, along with 37,879 investor warrants and 6,818 broker warrants to acquire additional shares of Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of Adherex common stock at an exercise price of $0.40 per share for a period of three years. Each whole broker warrant entitles the holder to acquire one unit at an exercise price of $0.33 per unit for a period of two years.

Eniluracil

On March 1, 2007, the GSK Development and License Agreement was amended and the Company purchased all of GSK’s remaining buy-back options for eniluracil for an upfront fee of $1,000. The Company is now free to develop eniluracil alone or with other partners and is required to pay GSK development and sales milestones and double-digit royalties. Specifically, if the Company files a NDA with the FDA, the Company may be required to pay development milestones of $5,000 to GSK. Depending upon whether the NDA is approved by the FDA and whether eniluracil becomes a commercial success, the Company may be required to pay up to an additional $70,000 in development and sales milestones for the initially approved indication, plus double digit royalties based on annual net sales. If the Company pursues other indications, it may be required to pay up to an additional $15,000 to GSK per FDA-approved indication.